             As filed with the Securities and Exchange Commission on _____, 1997
                                   Registration Statement Nos. 333-     and 333-
================================================================================

                     SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, D.C. 20549
                            ____________________

                                  FORM S-2
                           REGISTRATION STATEMENT
                                    UNDER
                         THE SECURITIES ACT OF 1933
                            ____________________

                          REPUBLIC BANCSHARES, INC.
                             RBI CAPITAL TRUST I
  (Exact name of registrant and co-registrant as specified in its charter)

              FLORIDA                                                                   59-3347653
             DELAWARE                                                                   APPLIED FOR
  (State or other jurisdiction of                                                    (I.R.S. Employer
  incorporation or organization)                                                   Identification Number)

                            111 SECOND AVENUE N.E.
                        ST. PETERSBURG, FLORIDA 33701
                                (813) 823-7300
        (Address, including zip code, and telephone number, including area code, of registrant's and co-registrant's principal executive offices)

                         CHRISTOPHER M. HUNTER, ESQ.
                  CORPORATE COUNSEL AND CORPORATE SECRETARY
                          REPUBLIC BANCSHARES, INC.
                            111 SECOND AVENUE N.E.
                        ST. PETERSBURG, FLORIDA 33701
                                (813) 823-7300
          (Name, address, including zip code, and telephone number,
 including area code, of registrant's and co-registrant's agent for service)

                         Copies of communications to:

       JOHN A. BUCHMAN, ESQ.              CHESTER E. BACHELLER, ESQ.                  ALISON W. MILLER, ESQ.
        HOLLAND & KNIGHT LLP                 HOLLAND & KNIGHT LLP                     MICHAEL I. KEYES, ESQ.
   2100 PENNSYLVANIA AVENUE, N.W.             200 CENTRAL AVENUE                     STEARNS, WEAVER, MILLER
    WASHINGTON, D.C. 20037-3202               ONE PROGRESS PLAZA               WEISSLER, ALHADEFF & SITTERSON, P.A.
           (202) 955-3000                ST. PETERSBURG, FLORIDA 33701                     MUSEUM TOWER
                                                (813) 227-8500                       150 WEST FLAGLER STREET
                                                                                       MIAMI, FLORIDA 33130
                                                                                          (305) 789-3500

                             ___________________

     Approximate date of commencement of proposed sale to the public: As soon as practicable after this Registration Statement becomes effective.
     If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. [ ]
     If the registrant elects to deliver its latest annual report to security holders, or a complete and legible facsimile thereof, pursuant to Item 11(a)(1) of this form, check the following box. [ ]
     If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of earlier effective
registration statements for the same offering.   [ ]
     If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement
for the same offering.   [ ]
     If delivery of the prospectus is expected to be made pursuant to Rule 434,
please check the following box.   [ ]

                                                                  PROPOSED
                                                                  MAXIMUM          PROPOSED
                                                                  OFFERING         MAXIMUM        AMOUNT OF
          TITLE OF EACH CLASS OF              AMOUNT TO BE         PRICE          AGGREGATE      REGISTRATION
        SECURITIES TO BE REGISTERED            REGISTERED        PER SHARE      OFFERING PRICE       FEE
=============================================================================================================
 Preferred Securities of RBI Capital
 Trust I . . . . . . . . . . . . . . . .      2,875,000(1)         $10.00        $28,750,000        $8,713.00
-------------------------------------------------------------------------------------------------------------
 Junior Subordinated Debentures
   of Republic Bancshares, Inc.(2) . . .                                                              N/A
-------------------------------------------------------------------------------------------------------------
 Guarantee of Republic Bancshares, Inc
 (3).  . . . . . . . . . . . . . . . . .                                                              N/A
=============================================================================================================

(1) Includes up to 375,000 additional Preferred Securities of RBI Capital Trust I which may be acquired by the Underwriters to cover over-allotments, if any.
(2) The Junior Subordinated Debentures will be purchased by RBI Capital Trust I with the proceeds of the sale of the Preferred Securities. Such securities may later be distributed for no additional consideration to the holders of the Preferred Securities of RBI Capital Trust I upon its dissolution and the distribution of its assets.
(3) This Registration Statement is deemed to cover the Guarantee. No separate consideration will be received for the Guarantee, and pursuant to Rule 457(n) under the Securities Act, no separate registration fee is payable for the Guarantee.
                             ___________________

     THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT
SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.
================================================================================

INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH STATE.

[LOGO]

                  SUBJECT TO COMPLETION, DATED JUNE __, 1997

                        2,500,000 PREFERRED SECURITIES

                             RBI CAPITAL TRUST I

                 ____% CUMULATIVE TRUST PREFERRED SECURITIES
               (LIQUIDATION AMOUNT $10 PER PREFERRED SECURITY)
                     GUARANTEED, AS DESCRIBED HEREIN, BY

                          REPUBLIC BANCSHARES, INC.

     The ____% Cumulative Trust Preferred Securities (the "Preferred Securities") offered hereby represent preferred undivided beneficial interests in the assets of RBI Capital Trust I, a statutory business trust created under the laws of the State of Delaware ("RBI Capital"). Republic Bancshares, Inc., a Florida corporation (the "Company"), will own all the common securities representing undivided beneficial interests in the assets of RBI Capital (the "Common Securities" and, together with the Preferred Securities will be referred to herein as the "Trust Securities").

     Application has been made to list the Preferred Securities for quotation on The Nasdaq Stock Market's National Market under the symbol "REPBP." See "Risk Factors--Absence of Market.

                                _____________


     SEE "RISK FACTORS" BEGINNING ON PAGE 16 HEREOF FOR CERTAIN INFORMATION RELEVANT TO AN INVESTMENT IN THE PREFERRED SECURITIES.
                                _____________

    THE SECURITIES OFFERED HEREBY ARE NOT DEPOSITS OR OTHER OBLIGATIONS OF
      A BANK AND ARE NOT INSURED BY THE BANK INSURANCE FUND, THE SAVINGS
         ASSOCIATION INSURANCE FUND OR THE FEDERAL DEPOSIT INSURANCE
            CORPORATION OR ANY OTHER INSURER OR GOVERNMENT AGENCY.
                                _____________

 THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND
      EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION
        PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS.  ANY
            REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                                _____________

=============================================================================================================
                                            Price to               Underwriting             Proceeds to
                                             Public               Commission(1)          RBI Capital(2)(3)
-------------------------------------------------------------------------------------------------------------
 Per Preferred Security  . . . .             $10.00                    (3)                     $10.00
-------------------------------------------------------------------------------------------------------------
 Total(4)  . . . . . . . . . . .          $25,000,000                  (3)                  $25,000,000
=============================================================================================================

(1) RBI Capital and the Company have each agreed to indemnify the Underwriters against certain liabilities under the Securities Act of 1933. See "Underwriting."
(2) Before deduction of expenses payable by the Company estimated at $_________.
(3) In view of the fact that the proceeds of the sale of the Preferred Securities will be used to purchase the Junior Subordinated Debentures of the Company, the Company has agreed to pay to the Underwriters, as compensation for arranging the investment therein of such proceeds, $______ per Preferred Security (or $___________ in the aggregate). See "Underwriting."
(4) RBI Capital and the Company have granted the Underwriters an option, exercisable within 30 days after the date of this Prospectus, to purchase up to an additional 375,000 aggregate liquidation amount of the Preferred Securities on the same terms as set forth above, solely to cover over-allotments, if any. If such over-allotment option is exercised in full, the total Price to Public and Proceeds to RBI Capital will be $28,750,000 and $28,750,000, respectively. See "Underwriting."

     The Preferred Securities are offered by the Underwriters subject to receipt and acceptance by them, prior sale and the Underwriters' right to reject any order in whole or in part and to withdraw, cancel or modify the offer without notice. It is expected that delivery of the Preferred Securities will be made in book-entry form through the book-entry facilities of The Depository Trust Company on or about __________, 1997 against payment therefor in immediately available funds.

WILLIAM R. HOUGH & CO.                                         RYAN, BECK & CO.

                The date of this Prospectus is __________, 1997

(cover page continued)

     Wilmington Trust Company is the Property Trustee (as defined herein) of RBI Capital. RBI Capital exists for the sole purpose of issuing the Trust Securities and investing the gross proceeds thereof in an equivalent amount of ____% Junior Subordinated Debentures (the "Junior Subordinated Debentures") of the Company. The Junior Subordinated Debentures will mature on ____________, 2027 (the "Stated Maturity"), which date may be shortened to a date not earlier than _____________, 2002, if certain conditions are met (including the Company having received prior approval by the Board of Governors of the Federal Reserve System or any successor agency (the "Federal Reserve") if then required under applicable Federal Reserve capital guidelines or policies). The Common Securities will represent an aggregate liquidation amount equal to at least 3% of the total capital of RBI Capital. The Preferred Securities will have a preference under certain circumstances with respect to cash distributions and amounts payable on liquidation, redemption or otherwise over the Common Securities. See "Description of the Preferred Securities--Subordination of Common Securities."

     The Preferred Securities will be represented by one or more global securities registered in the name of a nominee of The Depository Trust Company, as depository ("DTC"). Beneficial interests in the global securities will be shown on, and transfer thereof will be effected only through, records maintained by DTC and its participants. Except as described under "Description of Preferred Securities," Preferred Securities in definitive form will not be issued and owners of beneficial interests in the global securities will not be considered holders of the Preferred Securities. Settlement for the Preferred Securities will be made in immediately available funds. The Preferred Securities will trade in DTC's Same-Day Funds Settlement System, and secondary market trading activity for the Preferred Securities will therefore settle in immediately available funds.

     Holders of Preferred Securities are entitled to receive preferential cumulative cash distributions, at the annual rate of ____% of the liquidation amount of $10 per Preferred Security (the "Liquidation Amount"), accruing from the date of original issuance and payable quarterly in arrears on the last day of March, June, September and December of each year, commencing ____________, 1997 (the "Distributions"). Such distributions are considered under current law to be interest paid by the Company to the holders of Preferred Securities for United States federal income tax purposes. Interest on the Junior Subordinated Debentures will accrue at the same rate as distributions accrue on the Preferred Securities. The Company has the right, so long as no Debenture Event of Default (as defined herein) has occurred and is continuing, to defer payment of interest on the Junior Subordinated Debentures at any time or from time to time for a period not to exceed 20 consecutive quarters with respect to each deferral period (each, an "Extended Interest Payment Period"); provided that no Extended Interest Payment Period may extend beyond the Stated Maturity. Upon the termination of any such Extended Interest Payment Period and the payment of all amounts then due, the Company may elect to begin a new Extended Interest Payment Period subject to the requirements set forth herein. If interest payments on the Junior Subordinated Debentures are so deferred, Distributions on the Preferred Securities will also be deferred, and the Company will not be permitted to declare or pay any cash distributions with respect to debt securities that rank pari passu with or junior to the Junior Subordinated Debentures or with respect to its capital stock. During an Extended Interest Payment Period, interest on the Junior Subordinated Debentures will continue to accrue (and the amount of distributions to which holders of the Preferred Securities are entitled will accumulate) at the rate of ____% per annum, compounded quarterly, and under such circumstances holders of the Preferred Securities will be required to include interest income (in the form of original issue discount) in their gross income for United States Federal income tax purposes in advance of receipt of the cash distributions with respect to such deferred interest payments. See "Description of the Junior Subordinated Debentures--Option to Extend Interest Payment Period," "Certain Federal Income Tax Consequences--Interest Income and Original Issue Discount" and "--Sales of Preferred Securities." The Company has no current intention of exercising its right to defer payments of interest by extending the interest payment period on the Junior Subordinated Debentures. The Company believes that the mere existence of its right to defer interest payments should not cause the Preferred Securities to be issued with original issue discount for federal income tax purposes. However, it is possible that the Internal Revenue Service could take the position that the likelihood of deferral was not a remote contingency within the meaning of applicable Treasury Regulations. See "Description of the Junior Subordinated Debentures--Option to Extend Interest Payment Period" and "Certain Federal Income Tax Consequences--Interest Income and Original Issue Discount."

     The Company and RBI Capital believe that, taken together, the obligations of the Company under the Guarantee, the Trust Agreement, the Junior Subordinated Debentures, the Indenture and the Expense Agreement (each as defined herein) provide, in the aggregate, a full, irrevocable and unconditional guarantee, on a subordinated basis, of all of the obligations of RBI Capital under the Preferred Securities. See "Relationship Among the Preferred Securities, the Junior Subordinated Debentures and the Guarantee--Full and Unconditional Guarantee." The Guarantee of the Company guarantees the payment of Distributions and payments on liquidation or redemption of the Preferred Securities but only in each case to the extent of funds held by RBI Capital, as described herein. See "Description of the Guarantee--General." If the Company does not make interest payments on the Junior Subordinated Debentures held by RBI Capital, RBI Capital will have insufficient funds to pay Distributions on the Preferred Securities. The Guarantee does not cover payments of Distributions when RBI Capital does not have sufficient funds to pay such Distributions. In such event, a holder of Preferred Securities may in certain circumstances institute a legal proceeding directly against the Company pursuant to the terms of the Indenture to enforce payments of amounts equal to such Distributions to such holder. See "Description of the Junior Subordinated Debentures--Enforcement of Certain Rights by Holders of the Preferred Securities." The obligations of the Company under the Guarantee with respect to the Preferred Securities are subordinate and junior in right of payment to all Senior Debt and Subordinated Debt (each as defined herein) of the Company. The Junior Subordinated Debentures are unsecured obligations of the Company and are also subordinated to all Senior Debt and Subordinated Debt of the Company, currently comprised of $6.0 million of the Company's 6.0% convertible subordinated debentures, due 2011 (the "6.0% Debentures"). The Company does not currently have any Senior Debt. See "Description of the Junior Subordinated Debentures--Subordination."

     The Preferred Securities have no stated maturity. They are subject to mandatory redemption, in whole or in part, upon repayment of the Junior Subordinated Debentures at maturity or their earlier redemption. Subject to prior approval of the Federal Reserve, if then required under applicable Federal Reserve capital guidelines or policies, the Junior Subordinated Debentures are redeemable prior to maturity at the option of the Company (i) on or after _____________, 2002, in whole at any time or in part from time to time, or (ii) at any time, in whole (but not in part), within 180 days following the occurrence of a Tax Event, an Investment Company Event, or a Capital Treatment Event (each as defined herein), in each case at a redemption price equal to the accrued and unpaid interest on the Junior Subordinated Debentures so redeemed to the date fixed for redemption, plus 100% of the principal amount thereof. See "Description of the Preferred Securities--Redemption or Exchange."

     The Company intends to take the position that the Junior Subordinated Debentures will be classified under current law as indebtedness of the Company for United States federal income tax purposes and, accordingly, the Company intends to treat the interest payable by the Company on the Junior Subordinated Debentures as deductible for United States federal income tax purposes. There is no assurance that such position of the Company will not be challenged by the Internal Revenue Service or, if challenged, that such a challenge will not be successful. See "Risk Factors--Proposed Tax Legislation" and "Certain Federal Income Tax Consequences--Classification of the Junior Subordinated Debentures."

     The Company, as the holder of the Common Securities, has the right at any time to dissolve, wind-up or terminate RBI Capital subject to the Company having received the prior approval of the Federal Reserve if then required under applicable Federal Reserve capital guidelines or policies. In the event of the voluntary or involuntary dissolution, winding up or termination of RBI Capital, after satisfaction of liabilities to creditors of RBI Capital as required by applicable law, the holders of Preferred Securities will be entitled to receive a Liquidation Amount of $10 per Preferred Security, plus accumulated and unpaid Distributions thereon to the date of payment, which may be in the form of a Junior Subordinated Debenture, subject to certain exceptions. See "Description of the Preferred Securities--Redemption or Exchange" and "--Liquidation Distribution Upon Termination."

     The Company will provide to the holders of the Preferred Securities quarterly reports containing unaudited financial statements and annual reports containing financial statements audited by the Company's independent auditors. The Company will also furnish annual reports on Form 10-K and quarterly reports on Form 10-Q free of charge to holders of the Preferred Securities who so request in writing addressed to the Secretary of the Company.

     IN CONNECTION WITH THIS OFFERING, THE UNDERWRITERS MAY OVER-ALLOT OR EFFECT TRANSACTIONS WHICH STABILIZE OR MAINTAIN THE MARKET PRICE OF THE PREFERRED SECURITIES OFFERED HEREBY AT A LEVEL ABOVE THAT WHICH MIGHT OTHERWISE PREVAIL IN THE OPEN MARKET. SUCH TRANSACTIONS MAY BE EFFECTED ON THE NASDAQ STOCK MARKET'S NATIONAL MARKET OR OTHERWISE. SUCH STABILIZING, IF COMMENCED, MAY BE DISCONTINUED AT ANY TIME.

[OUTLINE OF THE STATE OF FLORIDA, WITH THE COUNTIES IN WHICH THE BANK'S BRANCHES ARE LOCATED ENLARGED AND KEYED TO SHOW THE NUMBER OF BRANCHES WITHIN EACH SUCH COUNTY.]

                                    SUMMARY

     The following summary is qualified in its entirety by the more detailed information and financial statements and notes thereto appearing elsewhere in this Prospectus. Unless otherwise indicated, the information in this Prospectus assumes that the Underwriters' over-allotment option will not be exercised.

                            THE COMPANY AND THE BANK

     Republic Bancshares, Inc. (the "Company") is a registered bank holding company formed in February 1996 for the primary purpose of becoming the holding company parent of Republic Bank (the "Bank"), a Florida-chartered commercial bank organized on December 13, 1973. The Bank is the largest independently-owned commercial bank headquartered on the west coast of Florida. The Bank provides a broad range of traditional banking services with a particular emphasis on residential and commercial real estate lending. Currently, the Bank's branch network consists of 35 branches in Pasco, Pinellas, Orange, Manatee, Hernando and Sarasota Counties. At March 31, 1997, the Company's consolidated assets totaled $912.1 million, loans totaled $748.5 million, deposits totaled $829.1 million and stockholders' equity was $55.6 million. The Company is regulated by the Federal Reserve, and the Bank is regulated by the Florida Department of Banking and Finance ("Department") and the Federal Deposit Insurance Corporation ("FDIC"). The Bank's deposits are insured by the FDIC, and the Bank is a member of the Federal Home Loan Bank of Atlanta ("FHLB").

     On May 28, 1993, William R. Hough and John W. Sapanski (together, the "Controlling Stockholders") acquired from the prior controlling stockholder over 99% of the outstanding common stock of the Bank (the "Change in Control"). Currently, Mr. Hough and Mr. Sapanski (and their respective affiliates and immediate family members) own shares of the Company's capital stock representing approximately 50.6% and 9.0%, respectively, of the total voting rights of the Company. Mr. Hough is a member of the Company's Board of Directors, and Mr. Sapanski serves as the Company's Chairman of the Board, President and Chief Executive Officer.

     After the Change in Control, the Bank began to implement a program of expanding its branches and lines of business. On December 17, 1993, the Bank acquired 12 branches from CrossLand Savings FSB ("CrossLand"), a federal stock savings bank, assumed deposits of $327.7 million at the acquired branches and purchased from CrossLand loans secured by real estate and other real estate ("ORE") amounting to $201.6 million (the "Crossland Purchase and Assumption") . These transactions more than doubled the Bank's size, increasing total assets to $531.3 million and total deposits to $494.3 million at December 31, 1993. Additionally, the new branches expanded the Bank's market area to include Manatee and Sarasota counties and more than doubled the branch network to a total of 19 branches.

     During the latter part of 1994 and throughout 1995, the Bank continued to pursue a strategy of increasing its retail banking presence on the west coast of Florida. The Bank opened thirteen de novo branches, increasing market presence in existing counties and providing entry into Pasco County.

     During 1996, the Company focused on increasing its residential lending capabilities. Through internal growth and the addition of the Bank's new mortgage banking division, the Company added six new loan production offices in Florida and one loan production office in Boston, Massachusetts. These offices expanded the Company's product line to include government-insured first mortgage loans, "Title I" home improvement loans and high loan-to-value debt consolidation loans. A wholesale lending operation which purchases loans from third-party originators for resale was also added in the fourth quarter of 1996. The Company sells substantially all the loan production from its mortgage banking division as whole loans or securities.

     In 1997, the Company again pursued external expansion. In January, the Company expanded into Hernando County by opening a de novo branch. In April, the Company acquired Firstate Financial, F.A. ("Firstate"), a thrift institution headquartered in Orlando, Florida, for a cash purchase price of $5.5 million (the "Firstate Acquisition"). At March 31, 1997, Firstate had total assets of $72.0 million, total deposits of $68.1 million and operated two branches in Orange County. This step increased the Company's presence in central Florida's rapidly growing Orange County, where the Company previously operated a loan production facility but had no branches. See "Pro Forma Financial Data."

     Also in April 1997, the Company and F.F.O. Financial Group, Inc. ("FFO"), St. Cloud, Florida, the holding company parent of First Federal Savings and Loan Association of Osceola County, entered into an Agreement and Plan of Merger (the "FFO Agreement") pursuant to which FFO will be merged into the Company in a stock transaction (the "FFO Merger"). FFO has 11 branches in Osceola, Orange and Brevard counties and, at March 31, 1997, had total assets of $320.0 million, total loans of $226.1 million and total deposits of $285.7 million. If consummated, this acquisition would increase the total assets of the Company to approximately $1.3 billion, expand its network of branches from 35 to 46, and increase the number of counties served by the Company's branches from six to eight. See "Pro Forma Financial Data." William R. Hough, one of the Company's Controlling Stockholders, also owns a majority interest in FFO. Consummation of the transaction is subject to regulatory and shareholder approval. Either party has the right to terminate the FFO Agreement if the merger does not occur by November 1, 1997.

     The principal executive offices of the Company are located at 111 Second Avenue N.E., Suite 300, St. Petersburg, Florida, 33701, and its telephone number is (813) 823-7300.

                               BUSINESS STRATEGY

     The Company's business strategy entails (i) originating and purchasing real estate secured loans for portfolio and sale and originating business and consumer loans for portfolio; (ii) improving market share and expanding its market area through acquisitions of financial institutions and de novo branching; (iii) increasing non-interest income through expanded mortgage banking activities and emphasizing commercial and retail checking relationships; and (iv) increasing its range of products and services. While pursuing this strategy, management remains committed to improving asset quality, managing interest rate risk and enhancing profitability.

     The Company's business strategy has resulted in:

     . Increased Earnings - In 1994 and 1995 earnings before taxes and amortization of negative goodwill were $4.7 million and $6.1 million, respectively. In 1996, earnings before taxes and the one-time SAIF special assessment were $8.6 million. In the three months ended March 31, 1997, earnings before taxes totaled $2.6 million.

     . Expanded Branch Network - Since the Change of Control in May 1993, the Company has expanded its retail banking presence from seven branches in northern Pinellas County at mid-year 1993, to its current 35 branches in Hernando, Pasco, Pinellas, Manatee, Sarasota and Orange Counties.

          Further market expansion will occur upon the acquisition of FFO later this year which will add eleven branches in the central Florida market, including five in Osceola County, five in Brevard County, and one in Orange County, bringing the total number of branches to 46.

     . Increased Levels and Sources of Noninterest Income - The Company has expanded its sources and amounts of fee income by emphasizing mortgage banking activities and new products, including a program that generates fee income for the Company when the Company's checking account customers utilize the travel and other services of certain third-party providers.

     . Improved Asset Quality Ratios - The assets acquired in the Change of Control and from CrossLand included significant levels of nonperforming assets. As a result, the Company's nonperforming assets-to-total assets ratio was 4.95% at year-end 1993. This ratio had been reduced to 2.58% at March 31, 1997. This reduction was achieved primarily through the implementation of consistent loan underwriting policies and procedures, centralization of all credit decision functions and growth in the loan portfolio. Virtually none of the Company's nonperforming assets were originated following the Change in Control in 1993.

     . Management of Interest Rate Risk - One of the Company's primary objectives is to reduce fluctuations in net interest income caused by changes in market interest rates. To manage interest rate risk, the Company generally limits holding loans in its portfolio to those that have variable interest rates tied to interest-sensitive indices and management of the maturities within the investment portfolio. The Company believes, based on its experience, that, as of March 31, 1997, the anticipated dollar amounts of assets and liabilities which reprice or mature within a one-year time horizon are closely matched.


                              RBI CAPITAL TRUST I

     RBI Capital is a statutory business trust formed under Delaware law pursuant to (i) an initial trust agreement, dated as of May 29, 1997, executed by the Company, as depositor, Wilmington Trust Company, as Property Trustee (the "Property Trustee") and as Delaware Trustee (the "Delaware Trustee"), and the administrative trustees (the "Administrative Trustees") named therein (collectively, the "Trustees"), and (ii) a certificate of trust filed with the Secretary of State of the State of Delaware on May 29, 1997. The initial trust agreement will be amended and restated in its entirety (as so amended and restated, the "Trust Agreement") substantially in the form filed as an exhibit to the Registration Statement of which this Prospectus forms a part. The Trust Agreement will be qualified as an indenture under the Trust Indenture Act of 1939, as amended (the "Trust Indenture Act"). Upon issuance of the Preferred Securities, the purchasers thereof will own all of the Preferred Securities and the Company will acquire all of the Common Securities, which will represent an aggregate liquidation amount equal to at least 3.0% of the total capital of RBI Capital. The Common Securities will rank pari passu, and payments will be made thereon pro rata, with the Preferred Securities, except that upon the occurrence and during the continuance of an Event of Default (as defined herein) under the Trust Agreement resulting from a Debenture Event of Default, the rights of the Company as holder of the Common Securities to payment in respect of Distributions and payments upon liquidation, redemption or otherwise will be subordinated to the rights of the holders of the Preferred Securities. See "Description of the Preferred Securities--Subordination of Common Securities." RBI Capital exists for the exclusive purposes of (i) issuing the Trust Securities representing undivided beneficial interests in the assets of RBI Capital, (ii) investing the gross proceeds of the Trust Securities in an equivalent amount of the Junior Subordinated Debentures issued by the Company, and (iii) engaging in only those other activities necessary, advisable, or incidental thereto. The Junior Subordinated Debentures and payments thereunder will be the only assets of RBI Capital, and payments under the Junior Subordinated Debentures will be the only revenue of RBI Capital. RBI Capital has a term of 31 years, but may terminate earlier as provided in the Trust Agreement.

     The principal executive office of RBI Capital is located at 111 Second Avenue N.E., St. Petersburg, Florida 33701, and its telephone number is (813) 823-7300.


                                  THE OFFERING

Securities Offered  . . . . . . . . . . . . . . .   2,500,000 Preferred Securities having no stated
                                                    maturity and a Liquidation Amount of $10 per
                                                    Preferred Security. The Preferred Securities
                                                    represent preferred undivided beneficial interests
                                                    in the assets of RBI Capital, which will consist
                                                    solely of the Junior Subordinated Debentures and
                                                    payments thereunder. RBI Capital has granted the
                                                    Underwriters an option, exercisable within 30 days
                                                    after the date of this Prospectus, to purchase up
                                                    to an additional 375,000 Preferred Securities on
                                                    the same terms and conditions as the initial
                                                    offering, solely to cover over-allotments, if any.

Offering Price  . . . . . . . . . . . . . . . . .   $10 per Preferred Security (Liquidation Amount
                                                    $10).

Distributions . . . . . . . . . . . . . . . . . .   The Distributions payable on each Preferred
                                                    Security will be fixed at a rate per annum of
                                                    ____% of the Liquidation Amount of $10 per
                                                    Preferred Security, will be cumulative, will
                                                    accrue from the date of issuance of the Preferred
                                                    Securities, and will be payable quarterly in
                                                    arrears, on March 31, June 30, September 30 and
                                                    December 31 of each year, commencing ____________,
                                                    1997. See "Description of the Preferred
                                                    Securities--Distributions--Payment of
                                                    Distributions."

Junior Subordinated Debentures  . . . . . . . . .   RBI Capital will invest the gross proceeds from
                                                    the issuance of the Preferred Securities and
                                                    Common Securities in an equivalent amount of ____%
                                                    Junior Subordinated Debentures of the Company. The
                                                    Junior Subordinated Debentures will mature on
                                                    ____________, 2027 (the "Stated Maturity"). The

                                                    Junior Subordinated Debentures will rank subordinate and
                                                    junior in right of payment to all existing and future
                                                    Senior Debt and Subordinated Debt of the Company. In
                                                    addition, the Company's obligations under the Junior
                                                    Subordinated Debentures will be structurally subordinated
                                                    to all existing and future liabilities and obligations of
                                                    its subsidiaries.

Option to Extend Interest Payment Period . . . . . .The Company has the right, at any time, so long as no
                                                    Debenture Event of Default has occurred and is continuing, to defer payments of interest on the Junior Subordinated
                                                    Debentures for a period not exceeding 20 consecutive
                                                    quarters; provided, that no Extended Interest Payment
                                                    Period may extend beyond the Stated Maturity of the Junior
                                                    Subordinated Debentures. During an Extended Interest
                                                    Payment Period, quarterly Distributions on the Preferred
                                                    Securities will be deferred, though such Distributions
                                                    would continue to accrue with  interest thereon compounded quarterly just as interest will continue to accrue and
                                                    compound on the Junior Subordinated Debentures.

                                                    During an Extended Interest Payment Period, the
                                                    Company and any subsidiary will be prohibited,
                                                    subject to certain exceptions described herein,
                                                    from declaring or paying any cash distributions
                                                    with respect to its debt securities that rank pari
                                                    passu with or junior to the Junior Subordinated
                                                    Debentures or with respect to its capital stock.
                                                    Upon the termination of any Extended Interest
                                                    Payment Period and the payment of all amounts then
                                                    due, the Company may commence a new Extended
                                                    Interest Payment Period, subject to the foregoing
                                                    restrictions. See "Description of the Preferred
                                                    Securities--Distributions--Extended Interest
                                                    Payment Period" and "Description of the Junior
                                                    Subordinated Debentures--Option to Extend Interest
                                                    Payment Period." Should an Extended Interest
                                                    Payment Period occur, holders of Preferred
                                                    Securities will be required to include deferred
                                                    interest income in their gross income for United
                                                    States federal income tax purposes in advance of
                                                    receipt of the cash distributions with respect to
                                                    such deferred interest payments. See "Certain
                                                    Federal Income Tax Consequences--Interest Income
                                                    and Original Issue Discount." The Company has no

                                                    current intention of exercising its right to defer
                                                    payments of interest by extending the interest payment
                                                    period on the Junior Subordinated Debentures.

Redemption  . . . . . . . . . . . . . . . . . . .   The Preferred Securities are subject to mandatory redemption, in whole or in part, upon repayment of the Junior
                                                    Subordinated Debentures at the Stated Maturity or their
                                                    earlier redemption. Subject to Federal Reserve approval, if then required under applicable Federal Reserve capital
                                                    guidelines or policies, the Junior Subordinated Debentures are redeemable prior to the Stated Maturity at the option
                                                    of the Company (i) on or after _____________, 2002, in
                                                    whole at any time or in part from time to time, or (ii) at any time, in whole (but not in part), within 180 days
                                                    following the occurrence of a Tax Event, an Investment
                                                    Company Event or a Capital Treatment Event, in each case at a redemption price equal to 100% of the principal amount of the Junior Subordinated Debentures so redeemed, together
                                                    with any accrued but unpaid interest to the date fixed for redemption. See "Description of the Junior Subordinated
                                                    Debentures--Redemption or Exchange."

Distribution of Junior Subordinated Debentures  .   Subject to receipt of any required Federal Reserve
                                                    approvals, the Company, as the holder of the
                                                    Common Securities, also has the right at any time
                                                    to terminate RBI Capital and cause the Junior
                                                    Subordinated Debentures to be distributed to
                                                    holders of Preferred Securities in liquidation of
                                                    RBI Capital. See "Description of the Preferred
                                                    Securities--Redemption or Exchange" and
                                                    "Description of the Preferred
                                                    Securities--Liquidation Distribution Upon
                                                    Termination."

Guarantee . . . . . . . . . . . . . . . . . . . .   The Company has guaranteed the payment of
                                                    Distributions and payments on liquidation or
                                                    redemption of the Preferred Securities, but only
                                                    in each case to the extent of funds held by RBI
                                                    Capital, as described herein. The Company and RBI
                                                    Capital believe that, taken together, the
                                                    obligations of the Company under the Guarantee,
                                                    the Trust Agreement, the Junior Subordinated
                                                    Debentures, the Indenture and the Expense
                                                    Agreement provide, in the aggregate, a full,
                                                    irrevocable and unconditional


                                                    guarantee, on a subordinated basis, of all of the
                                                    obligations of RBI Capital relating to the Preferred
                                                    Securities. If the Company does not make principal or
                                                    interest payments on the Junior Subordinated Debentures,
                                                    however, RBI Capital will not have sufficient funds to make distributions on the Preferred Securities; in which event, the Guarantee will not apply to such Distributions unless
                                                    and until RBI Capital has sufficient funds available
                                                    therefor. The  obligations of the Company under the
                                                    Guarantee and the Preferred Securities are subordinate and junior in right of payment to all Senior Debt and
                                                    Subordinated Debt of the Company. See "Description of the
                                                    Guarantee."

Voting Rights . . . . . . . . . . . . . . . . . .   Except in limited circumstances, the holders of
                                                    the Preferred Securities will have no voting
                                                    rights in RBI Capital. See "Description of the
                                                    Preferred Securities--Voting Rights; Amendment of
                                                    Trust Agreement."

Use of Proceeds . . . . . . . . . . . . . . . . .   The gross proceeds received from the sale of the
                                                    Preferred Securities offered hereby will be used
                                                    by RBI Capital to purchase the Junior Subordinated
                                                    Debentures from the Company. The net proceeds from
                                                    the sale of the Junior Subordinated Debentures
                                                    will be contributed by the Company to the capital
                                                    of the Bank where they will be utilized by the
                                                    Bank for general corporate purposes, including
                                                    working capital, financing possible future
                                                    acquisitions and market expansion and for
                                                    supporting growth. See "Use of Proceeds."

Nasdaq National Market Symbol . . . . . . . . . .   Application has been made to have the Preferred
                                                    Securities listed for quotation on The Nasdaq
                                                    Stock Market's National Market under the symbol
                                                    REPBP.


                                  RISK FACTORS

     Before making an investment decision, prospective investors should consider all of the information contained in this Prospectus. In particular, prospective investors should evaluate the factors discussed under "Risk Factors."

                 SUMMARY CONSOLIDATED FINANCIAL AND OTHER DATA

     The Summary Consolidated Financial Data presented below has been derived from the audited Consolidated Financial Statements of the Company and, prior to 1996, the Bank and are qualified in their entirety by reference to the more detailed Consolidated Financial Statements and notes thereto, included elsewhere within.

                                           Three Months Ended                                 Seven Months Ended
                                                March 31,       Years Ended December 31,         December 31,
                                           ------------------- ---------------------------     ------------------
                                               1997      1996      1996      1995       1994      1994     1993
                                           ---------  ---------  --------  --------  --------- --------- --------
                                               (unaudited)                                         (unaudited)
                                                      (Dollars in thousands, except per share data)
 OPERATING DATA:
  Interest income  . . . . . . . . . . . . $  18,070  $  15,862 $  66,947 $  57,863 $  37,115 $  23,684 $   7,331
  Interest expense   . . . . . . . . . . .     8,969      7,927    32,926    30,001    16,871    10,711     3,110
                                           ---------  --------- --------- --------- --------- --------- ---------
  Net interest income  . . . . . . . . . .     9,101      7,935    34,021    27,862    20,244    12,973     4,221
  Loan loss provision  . . . . . . . . . .     1,138        450     1,800     1,685     1,575     1,263       709
                                           ---------  --------- --------- --------- --------- --------- ---------
  Net interest income after loan loss
    provision  . . . . . . . . . . . . . .     7,963      7,485    32,221    26,177    18,669    11,710     3,512
  Other noninterest income   . . . . . . .     3,124        678     4,409     2,751     2,612     1,758     1,122
  Gain on sale of ORE held for investment         --         --     1,207        --        --        --        --
  General and administrative ("G&A")
    expenses . . . . . . . . . . . . . . .     8,240      5,956    27,352    22,119    14,916     9,308     3,700
  SAIF special assessment(1)   . . . . . .        --         --     2,539        --        --        --        --
  Provision for losses on ORE  . . . . . .       170        180     1,611        --        10        10        20
  Other noninterest expense  . . . . . . .       110        124       319       739     1,691     1,417       311
                                           ---------  --------- --------- --------- --------- --------- ---------
  Net income before income taxes &
    goodwill accretion . . . . . . . . . .     2,567      1,903     6,016     6,070     4,664     2,733       603
  Accretion of negative goodwill   . . . .        --         --        --     1,578     2,705     1,578     1,579
                                           ---------  --------- --------- --------- --------- --------- ---------
  Net income before income taxes   . . . .     2,567      1,903     6,016     7,648     7,369     4,311     2,182
  Income tax provision   . . . . . . . . .       964        699     2,232     1,875       468       268        --
                                           ---------  --------- --------- --------- --------- --------- ---------
  Net income   . . . . . . . . . . . . . . $   1,603  $   1,204 $   3,784 $   5,773 $   6,901 $   4,043 $   2,182
                                           =========  ========= ========= ========= ========= ========= =========

 PER SHARE DATA:
  Earnings per share-total   . . . . . . . $     .32  $     .24 $     .76 $    1.26 $    1.67 $    0.98 $    1.12
                                           =========  ========= ========= ========= ========= ========= =========
  Earnings per share-excluding negative
    goodwill . . . . . . . . . . . . . . . $     .32  $     .24 $     .76 $     .92 $    1.02 $     .60 $     .32
                                           =========  ========= ========= ========= ========= ========= =========
  Weighted average shares outstanding  . . 4,980,167  4,953,119 4,952,937 4,562,642 4,136,790 4,141,322 1,951,231


 BALANCE SHEET DATA:
  Total assets   . . . . . . . . . . . . . $ 912,093  $ 802,363 $ 907,868 $ 801,995 $ 626,445 $ 626,445 $ 531,312
  Investment & mortgage backed securities     62,370     51,481    94,989    64,801    40,271    40,271    37,382
  Loans, net of unearned income  . . . . .   748,493    676,658   742,994   669,416   516,335   516,335   316,483
  Allowance for loan losses    . . . . . .    13,508     14,746    13,134    14,910     7,065     7,065     6,539
  Deposits   . . . . . . . . . . . . . . .   829,060    742,082   827,980   743,105   583,885   583,885   494,316
  Negative goodwill  . . . . . . . . . . .        --         --        --        --     1,578     1,578     4,283
  Stockholders' equity   . . . . . . . . .    55,579     52,047    54,319    50,903    36,165    36,165    29,454

 SELECTED FINANCIAL RATIOS(2):
  Return on average assets   . . . . . . .       .72%       .60%      .45%      .77%     1.25%     1.20%     1.99%
  Return on average equity   . . . . . . .     12.10       9.57      7.31     13.47     21.34     20.68     39.17
  Net interest spread  . . . . . . . . . .      3.83       3.83      3.96      3.67      3.78      4.06      3.45
  Net interest margin  . . . . . . . . . .      4.12       4.14      4.28      3.95      3.96      4.25      4.22
  G&A expense to average assets  . . . . .      3.63       2.96      3.28      2.96      2.74      2.79      3.94
  G&A efficiency ratio   . . . . . . . . .     67.40      69.15     68.98     72.25     65.26     62.02     65.70
  Non-accrual loans to loans   . . . . . .      2.27       2.22      2.15      2.04      2.51      2.51      5.05
  Nonperforming assets to total assets   .      2.58       3.02      2.51      2.93      3.59      3.59      4.95
  Loan loss allowance to loans(3)  . . . .      1.91       2.18      1.86      2.24      1.37      1.37      2.07
  Loan loss allowance to nonperforming
    loans(3)   . . . . . . . . . . . . . .     82.81      96.47     84.93     90.47     53.36     53.36     39.12

 RATIO OF EARNINGS TO FIXED CHARGES(4):
   Including interest on deposits  . . . .
   Excluding interest on deposits  . . . .

 OTHER DATA (AT PERIOD-END):
  Number of branches   . . . . . . . . . .        33         32        32        32        21        21        19
  Number of full-time equivalent
    employees  . . . . . . . . . . . . . .       644        432       637       421       300       300       179

(1) The SAIF special assessment is a one-time charge. See "Business--Supervision and Regulation--Deposit Insurance."
(2)   Annualized.
(3) See "Business--Asset Quality" for a discussion of the allocation and availability of loan loss reserves among portfolios of loans within the Bank.
(4) Represents earnings before fixed charges, income taxes and extraordinary items and non-cumulative preferred dividends and redemption. Fixed charges include interest expense (inclusive or exclusive of interest on deposits as indicated).

                                                              Five Months Ended          Year Ended
                                                                   May 31,              December 31,
                                                        ----------------------------- ---------------
                                                             1994            1993           1992
                                                        --------------- ------------- ---------------
                                                        (Dollars in thousands, except per share data)
 OPERATING DATA:
  Interest income  . . . . . . . . . . . . . . . . . .  $       13,431  $      4,848  $       11,845
  Interest expense   . . . . . . . . . . . . . . . . .           6,160         1,970           6,054
                                                        --------------  ------------  --------------
  Net interest income  . . . . . . . . . . . . . . . .           7,271         2,878           5,791
  Loan loss provision    . . . . . . . . . . . . . . .             312           379             520
                                                        --------------  ------------  --------------
  Net interest income after loan loss provision  . . .           6,959         2,499           5,271
  Other noninterest income   . . . . . . . . . . . . .             854           743           1,679
  G&A expenses   . . . . . . . . . . . . . . . . . . .           5,608         2,699           5,748
  Provision for losses on ORE  . . . . . . . . . . . .              --         1,214             230
  Other noninterest expense  . . . . . . . . . . . . .             274           443             715
                                                        --------------  ------------  --------------
  Net income (loss) before income taxes and goodwill
    accretion  . . . . . . . . . . . . . . . . . . . .           1,931        (1,114)            257
  Accretion of negative goodwill   . . . . . . . . . .           1,127           --               --
                                                        --------------  -----------   --------------
  Net income (loss) before income taxes  . . . . . . .           3,058        (1,114)            257
  Income tax provision (benefit)   . . . . . . . . . .             200             0               0
                                                        --------------  ------------  --------------
  Net income (loss)  . . . . . . . . . . . . . . . . .  $        2,858  $     (1,114) $          257
                                                        ==============  ============  ==============

 PER SHARE DATA:
  Earnings (loss) per share - total  . . . . . . . . .  $         1.67  $      (1.00) $         0.23
                                                        ==============  ============  ==============
  Earnings (loss) per share - excluding negative
    goodwill   . . . . . . . . . . . . . . . . . . . .  $         1.01  $      (1.00) $        (0.23)
                                                        ==============   ===========  ==============
  Weighted average shares outstanding  . . . . . . . .       4,134,420     1,117,192       1,106,459

 BALANCE SHEET DATA:
  Total assets   . . . . . . . . . . . . . . . . . . .  $      508,642  $    168,741  $      168,810
  Investment securities  . . . . . . . . . . . . . . .          52,571        27,433          24,276
  Loans net of unearned income   . . . . . . . . . . .         396,144       111,292         110,715
  Allowance for loan losses  . . . . . . . . . . . . .           6,828         1,866           1,958
  Negative goodwill  . . . . . . . . . . . . . . . . .           3,156         5,861              --
  Deposits   . . . . . . . . . . . . . . . . . . . . .         469,461       153,660         154,984
  Stockholder's Equity   . . . . . . . . . . . . . . .          32,234         8,058          12,215

 SELECTED FINANCIAL RATIOS(1):
  Return on average assets   . . . . . . . . . . . . .            1.33%        (1.61)%          0.15%
  Return on average equity   . . . . . . . . . . . . .           22.34        (21.75)           2.12
  Net interest spread  . . . . . . . . . . . . . . . .            3.48          4.21            3.51
  Net interest margin  . . . . . . . . . . . . . . . .            3.67          4.66            3.95
  G&A expense to average assets  . . . . . . . . . . .            2.40          6.28            4.01
  G&A efficiency ratio   . . . . . . . . . . . . . . .           67.32         74.54           76.95
  Non-accrual loans to loans   . . . . . . . . . . . .            4.36          2.27            3.20
  Nonperforming assets to total assets   . . . . . . .            5.64          5.89            7.55
  Loan loss allowance to loans(2)  . . . . . . . . . .            1.72          1.68            1.77
  Loan loss allowance to nonperforming loans(2)  . . .           23.58         73.03           54.98

 RATIO OF EARNINGS TO FIXED CHARGES(3):
  Including interest on deposits   . . . . . . . . . .
  Excluding interest on deposits   . . . . . . . . . .

 OTHER DATA (AT PERIOD-END):
  Number of branches   . . . . . . . . . . . . . . . .              19             7               7
  Number of full-time equivalent employees   . . . . .             223            96              90

(1)   Annualized.
(2) See "Business--Asset Quality" for a discussion of the allocation and availability of loan loss reserves among portfolios of loans within the Bank.
(3) Represents earnings before fixed charges, income taxes and extraordinary items and non-cumulative preferred dividends and redemption. Fixed charges include interest expense (inclusive or exclusive of interest on deposits as indicated).

                                  RISK FACTORS

     An investment in the Preferred Securities involves a high degree of risk. Prospective investors should carefully consider, together with the other information contained and incorporated by reference in this Prospectus, the following factors in evaluating the Company, its business and RBI Capital before purchasing the Preferred Securities offered hereby. Prospective investors should note, in particular, that this Prospectus contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (the "Securities Act"), and Section 21E of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), that involve substantial risks and uncertainties. When used in this Prospectus, or in the documents incorporated by reference herein, the words "anticipate", "believe", "estimate", "may", "intend" and "expect" and similar expressions identify certain of such forward-looking statements. Actual results, performance or achievements could differ materially from those contemplated, expressed or implied by the forward-looking statements contained herein. The considerations listed below represent certain important factors the Company believes could cause such results to differ. These considerations are not intended to represent a complete list of the general or specific risks that may affect the Company and RBI Capital. It should be recognized that other risks, including general economic factors and business strategies, may be significant, presently or in the future, and the risks set forth below may affect the Company and RBI Capital to a greater extent than indicated.

SOURCE OF PAYMENTS TO HOLDERS OF PREFERRED SECURITIES

     The ability of RBI Capital to pay amounts due on the Preferred Securities is entirely dependent upon the Company making payments on the Junior Subordinated Debentures as and when required. As a holding company without significant assets other than the capital stock of the Bank, the ability of the Company to pay interest on the principal of the Junior Subordinated Debentures to RBI Capital (and consequently, RBI Capital's ability to pay Distributions on the Preferred Securities and the Company's ability to pay its obligations under the Guarantee) will be significantly dependent on the ability of the Bank to pay dividends to the Company in amounts sufficient to service the Company's obligations. The Company is currently obligated to pay $360,000 in annual interest on its 6.0% Debentures, and to make any other payments with respect to securities issued by the Company in the future which are pari passu or have a preference over the Junior Subordinated Debentures issued to RBI Capital with respect to the payment of principal, interest or dividends. There is no restriction on the ability of the Company to issue, or limitations on the amount of, securities which are pari passu or have a preference over the Junior Subordinated Debentures issued to RBI Capital, nor is there any restriction on the ability of the Bank to issue additional capital stock or incur additional indebtedness.

     The Bank's ability to pay dividends or make other capital distributions to the Company is governed by both federal and Florida law and regulations promulgated by the FDIC and the Department, and is based on the Bank's regulatory capital levels and net income. Under the FDIC's capital regulations, the Bank is prohibited from making a capital distribution that would cause it to become "undercapitalized" or if it is already undercapitalized (i.e., has a risk-based capital ratio of less than 8.0%, a Tier 1 risk-based capital ratio of less than 4.0%, or a leverage ratio of less than 3.0%). Under the Florida Financial Institutions Code, the prior approval of the Department is required if the total of all dividends declared by a bank in any calendar year will exceed the sum of the bank's net profits for that year and its retained net profits for the preceding two years. Any additional capital distributions would require prior Federal Reserve approval. As of March 31, 1997, the Bank was a well-capitalized institution for purposes of the FDIC's capital regulations and had $6.5 million available for distribution as dividends to the Company. There is no assurance that the Bank will remain a well-capitalized institution or that it will be in a position to make dividend payments to the Company in an amount sufficient for the Company to service the Junior Subordinated Debentures or for RBI Capital to pay amounts due on the Preferred Securities.

RANKING OF SUBORDINATED OBLIGATIONS UNDER THE GUARANTEE AND THE JUNIOR SUBORDINATED DEBENTURES

     The obligations of the Company under the Guarantee issued for the benefit of the holders of Preferred Securities and under the Junior Subordinated Debentures issued to RBI Capital are unsecured and rank subordinate and junior in right of payment to all existing and future Senior Debt and Subordinated Debt of the Company. At March 31, 1997, the aggregate outstanding Subordinated Debt of the Company was approximately $6.0 million and there was no Senior Debt outstanding. Only the capital stock of the Company is currently junior in right of payment to the Junior Subordinated Debentures issued to RBI Capital. Because the Company is a holding company, the right of the Company to participate in any distribution of assets of a subsidiary, including the Bank, upon a liquidation or reorganization or otherwise of such subsidiary (and thus the ability of holders of the Preferred Securities to benefit indirectly from such distribution) is subject to the prior claims of creditors of the subsidiary (including depositors in the Bank), except to the extent that the Company may itself be recognized as a creditor of the subsidiary. If the Company is a creditor of a subsidiary, the claims of the Company would be subject to any prior security interest in the assets of the subsidiary and any indebtedness of the subsidiary senior to that of the Company. The Junior Subordinated Debentures, therefore, will be effectively subordinated to all existing and future liabilities of the Company's subsidiaries, including the Bank. At March 31, 1997, the Bank had liabilities of $850.4 million (including $829.1 million in deposits). Holders of Junior Subordinated Debentures and the Preferred Securities should look only to the assets of the Company for payments on the Junior Subordinated Debentures. Neither the Indenture, the Guarantee nor the Trust Agreement places any limitation on the amount of secured or unsecured debt, including Senior Debt and Subordinated Debt, that may be incurred by the Company or any of its subsidiaries. See "Description of the Guarantee--Status of the Guarantee" and "Description of the Junior Subordinated Debentures--Subordination."

OPTION TO EXTEND INTEREST PAYMENT PERIOD; TAX CONSEQUENCES; MARKET PRICE CONSEQUENCES

     The Company has the right under the Indenture, so long as no Debenture Event of Default has occurred and is continuing, to defer the payment of interest on the Junior Subordinated Debentures at any time or from time to time for a period not exceeding 20 consecutive quarters with respect to each Extended Interest Payment Period; provided that no Extended Interest Payment Period may extend beyond the Stated Maturity of the Junior Subordinated Debentures. In the event of any such deferral, quarterly Distributions on the Preferred Securities by RBI Capital will be deferred (and the amount of Distributions to which holders of the Preferred Securities are entitled will accumulate additional Distributions thereon at the rate of ____% per annum, compounded quarterly from the relevant payment date for such Distributions) during such Extended Interest Payment Period. During any such Extended Interest Payment Period, the Company may not and may not permit any subsidiary to (i) declare or pay any dividends or distributions on, or redeem, purchase, acquire, or make a liquidation payment with respect to, any of the Company's capital stock (other than (a) the reclassification of any class of the Company's capital stock into another class of capital stock, (b) dividends or distributions payable in any class of the Company's capital stock, (c) any declaration of a dividend in connection with the implementation of a shareholder rights plan, or the issuance of stock under any such plan in the future, or the redemption or repurchase of any such rights pursuant thereto and
(d) purchases of the Company's capital stock related to the rights under any of the Company's benefit plans for its or its subsidiaries' directors, officers or employees), (ii) make any payment of principal, interest or premium, if any, on or repay, repurchase or redeem any debt securities of the Company that rank pari passu with or junior in interest to the Junior Subordinated Debentures or make any guarantee payments with respect to any guarantee by the Company of the debt securities of any subsidiary of the Company if such guarantee ranks pari passu with or junior in interest to the Junior Subordinated Debentures (other than payments under the Guarantee), or (iii) redeem, purchase or acquire less than all of the Junior Subordinated Debentures or any of the Preferred Securities. Prior to the termination of any such Extended Interest Payment Period, the Company may further defer the payment of interest; provided that no Extended Interest Payment Period may exceed 20 consecutive quarters or extend beyond the Stated Maturity of the Junior Subordinated Debentures. Upon the termination of any Extended Interest Payment Period and the payment of all interest then accrued and unpaid (together with interest thereon at the annual rate of ____% compounded quarterly, to the extent permitted by applicable law), the Company may elect to begin a new

Extended Interest Payment Period, subject to the above restrictions. Subject only to compliance with the foregoing, there is no limit on the number of times that the Company may elect to begin an Extended Interest Payment Period so long as no Debenture Event of Default has occurred and is continuing. See "Description of the Preferred Securities--Distributions--Extended Interest Payment Period" and "Description of the Junior Subordinated Debentures--Option to Extend Interest Payment Period."

     Should an Extended Interest Payment Period occur, each holder of Preferred Securities will be required to accrue and recognize as income (in the form of original issue discount) in respect of its pro rata share of the interest accruing on the Junior Subordinated Debentures held by RBI Capital for United States federal income tax purposes. A holder of Preferred Securities would, as a result, be required to include such income in gross income for United States federal income tax purposes in advance of the receipt of cash, and will not receive the cash related to such income from RBI Capital if the holder disposes of the Preferred Securities prior to the record date for the payment of the related Distributions. See "Certain Federal Income Tax Consequences--Interest Income and Original Issue Discount." See also "--Absence of Prior Public Market for the Preferred Securities; Trading Price and Tax Considerations."

     The Company has no current intention of exercising its right to defer payments of interest by extending the interest payment period on the Junior Subordinated Debentures. However, should the Company elect to exercise such right in the future, the market price of the Preferred Securities is likely to be adversely affected. As a result of the existence of the Company's right to defer interest payments, the market price of the Preferred Securities may be more volatile than the market prices of other securities on which original issue discount accrues that do not provide for such optional deferrals.

PROPOSED TAX LEGISLATION

     On February 6, 1997, President Clinton released his budget proposals for fiscal year 1998. One of the revenue provisions of those proposals would generally deny interest deductions for interest on an instrument such as the Junior Subordinated Debentures which is issued by a corporation that has a maximum term of more than 15 years and that is not shown as indebtedness on the separate balance sheet of the issuer or, where the instrument is issued to a related party (other than a corporation), where the holder or some other related party issues a related instrument that is not shown as indebtedness on the issuer's consolidated balance sheet. If enacted as proposed by the President, this provision would be effective for instruments issued on or after the date of first action by a Congressional committee with respect to the proposal. It is not clear from the President's proposals as to what constitutes Congressional "committee action" with respect to this proposal. If the provision were enacted and were to apply to the Junior Subordinated Debentures, the Company would no longer be able to deduct interest on the Junior Subordinated Debentures as it would be permitted to do so under current law. There is no assurance that future legislative proposals or final legislation will not affect the ability of the Company to deduct interest on the Junior Subordinated Debentures or will not give rise to a Tax Event. A Tax Event would permit the Company, upon receipt of Federal Reserve approval if then required under applicable Federal Reserve capital guidelines or policies, to cause a redemption of the Preferred Securities before, as well as after, _____________, 2002. See "Description of the Junior Subordinated Debentures--Redemption or Exchange--Tax Event Redemption, Investment Company Event Redemption or Capital Treatment Event Redemption" and "Certain Federal Income Tax Consequences--Effect of Proposed Changes in Tax Laws."

REDEMPTION DUE TO TAX EVENT, INVESTMENT COMPANY EVENT, OR CAPITAL TREATMENT
EVENT

     The Company has the right to redeem the Junior Subordinated Debentures in whole (but not in part) within 180 days following the occurrence of a Tax Event, an Investment Company Event or a Capital Treatment Event (whether occurring before or after _____________, 2002), and, therefore, cause a mandatory redemption of the Preferred Securities. The exercise of such right is subject to the Company having received prior Federal Reserve approval to do so if then required under applicable Federal Reserve capital guidelines or policies.

     "Tax Event" means the receipt by the Company or RBI Capital of an opinion of counsel experienced in such matters to the effect that, as a result of any amendment to, or change (including any announced prospective change), in the laws (or any regulations thereunder) of the United States or any political subdivision or taxing authority thereof or therein, or as a result of any official administrative pronouncement or judicial decision interpreting or applying such laws or regulations, which amendment or change is effective or which pronouncement or decision is announced on or after the date of issuance of the Preferred Securities, there is more than an insubstantial risk that (i) RBI Capital is, or will be within 90 days of the date of such opinion, subject to United States federal income tax with respect to income received or accrued on the Junior Subordinated Debentures, (ii) interest payable by the Company on the Junior Subordinated Debentures is not, or, within 90 days of such opinion, will not be, deductible by the Company, in whole or in part, for United States federal income tax purposes, or (iii) RBI Capital is, or will be within 90 days of the date of the opinion, subject to more than a de minimis amount of other taxes, duties or other governmental charges. The Company must request and receive an opinion with regard to such matters within a reasonable period of time after it becomes aware of the possible occurrence of any of the events described in clauses (i) through (iii) above.

     "Investment Company Event" means the receipt by the Company or RBI Capital of an opinion of counsel to the Company experienced in such matters to the effect that, as a result of the occurrence of a change in law or regulation or a written change (including any announced prospective change) in interpretation or application of law or regulation by any legislative body, court, governmental agency or regulatory authority, there is more than an insubstantial risk that RBI Capital is or will be considered an "investment company" that is required to be registered under the Investment Company Act of 1940, as amended (the "Investment Company Act"), which change or prospective change becomes effective or would become effective, as the case may be, on or after the date of original issuance of the Preferred Securities.

     "Capital Treatment Event" means the reasonable determination by the Company that, as a result of any amendment to, or change (including any proposed change) in, the laws (or any regulations thereunder) of the United States or any political subdivision thereof or therein, or as a result of any Federal Reserve or other official or administrative pronouncement or action or judicial decision interpreting or applying such laws or regulations, which amendment or change is effective or such proposed change, pronouncement, action or decision is announced on or after the date of original issuance of the Preferred Securities, there is more than an insubstantial risk that the Company will not be entitled to treat an amount equal to the Liquidation Amount of the Preferred Securities as "Tier 1 Capital" except as otherwise restricted under the 25% Capital Limitation (as defined herein), for purposes of the risk-based capital adequacy guidelines of the Federal Reserve as then in effect and applicable to the Company.

     See "--Proposed Tax Legislation" for a discussion of certain legislative proposals that, if adopted, could give rise to a Tax Event, which may permit the Company to cause a redemption of the Preferred Securities prior to _____________, 2002. For a discussion of possible tax consequences of a redemption, see "--Exchange of Preferred Securities for Junior Subordinated Debentures; Redemption and Tax Consequences."

POSSIBLE SHORTENING OF MATURITY OF JUNIOR SUBORDINATED DEBENTURES

     The Company has the right, at any time, to shorten the Stated Maturity of the Junior Subordinated Debentures to a date not earlier than _____________, 2002. The exercise of such right is subject to the Company having received prior Federal Reserve approval if then required under applicable capital guidelines or regulatory policies. See "Description of the Junior Subordinated Debentures--General."

LIMITED RIGHTS UNDER THE GUARANTEE

     The Guarantee guarantees to the holders of the Preferred Securities, to the extent not paid by RBI Capital, (i) any accrued and unpaid Distributions required to be paid on the Preferred Securities, to the extent that RBI Capital has funds available therefor at such time, (ii) the Redemption Price (as defined herein) with respect to any Preferred

Securities called for redemption, to the extent that RBI Capital has funds available therefor at such time, and (iii) upon a voluntary or involuntary dissolution, winding-up or liquidation of RBI Capital (other than in connection with the distribution of Junior Subordinated Debentures to the holders of Preferred Securities or a redemption of all of the Preferred Securities), the lesser of (a) the amount of the Liquidation Distribution (as defined herein), to the extent RBI Capital has funds available therefor at such time, and (b) the amount of assets of RBI Capital remaining available for distribution to holders of the Preferred Securities upon liquidation of RBI Capital. The holders of not less than a majority in Liquidation Amount of the Preferred Securities have the right to direct the time, method and place of conducting any proceeding for any remedy available to the Guarantee Trustee in respect of the Guarantee or to direct the exercise of any trust power conferred upon the Guarantee Trustee under the Guarantee. Any holder of the Preferred Securities may institute a legal proceeding directly against the Company to enforce its rights under the Guarantee without first instituting a legal proceeding against RBI Capital, the Guarantee Trustee or any other Person (as defined in the Guarantee). If the Company were to default on its obligation to pay amounts payable under the Junior Subordinated Debentures, RBI Capital would lack funds for the payment of Distributions or amounts payable on redemption of the Preferred Securities or otherwise, and, in such event, holders of Preferred Securities would not be able to rely upon the Guarantee for such amounts. In the event, however, that a Debenture Event of Default has occurred and is continuing and such event is attributable to the failure of the Company to pay interest on or principal of the Junior Subordinated Debentures on the payment date on which such payment is due and payable, then a holder of Preferred Securities may institute a legal proceeding directly against the Company for enforcement of payment to such holder of the principal of or interest on such Junior Subordinated Debentures having a principal amount equal to the aggregate Liquidation Amount of the Preferred Securities of such holder (a "Direct Action"). The exercise by the Company of its right, as described herein, to defer the payment of interest on the Junior Subordinated Debentures does not constitute a Debenture Event of Default. In connection with such Direct Action, the Company will have a right of set-off under the Indenture to the extent of any payment made by the Company to such holder of Preferred Securities in the Direct Action. Except as described herein, holders of Preferred Securities will not be able to exercise directly any other remedy available to the holders of the Junior Subordinated Debentures or assert directly any other rights in respect of the Junior Subordinated Debentures. See "Description of the Junior Subordinated Debentures--Enforcement of Certain Rights by Holders of Preferred Securities," "Description of the Junior Subordinated Debentures--Debenture Events of Default" and "Description of the Guarantee." The Trust Agreement provides that each holder of Preferred Securities by acceptance thereof agrees to the provisions of the Guarantee and the Indenture.

EXCHANGE OF PREFERRED SECURITIES FOR JUNIOR SUBORDINATED DEBENTURES; REDEMPTION AND TAX CONSEQUENCES

     The Company, as the holder of the Common Securities, has the right at any time to dissolve, wind-up or terminate RBI Capital and cause the Junior Subordinated Debentures to be distributed to the holders of the Preferred Securities in exchange therefor upon liquidation of RBI Capital. The exercise of such right is subject to the Company having received prior Federal Reserve approval if then required under applicable capital guidelines or regulatory policies. The Company will have the right, in certain circumstances, to redeem the Junior Subordinated Debentures in whole or in part, in lieu of a distribution of the Junior Subordinated Debentures by RBI Capital, in which event RBI Capital will redeem the Trust Securities on a pro rata basis to the same extent as the Junior Subordinated Debentures are redeemed by the Company. Any such distribution or redemption prior to the Stated Maturity will be subject to prior Federal Reserve approval if then required under applicable capital guidelines or regulatory policies. See "Description of the Preferred Securities--Redemption or Exchange--Tax Event Redemption, Investment Company Event Redemption or Capital Treatment Event Redemption."

     Under current United States federal income tax law, a distribution of Junior Subordinated Debentures upon the dissolution of RBI Capital should not be a taxable event to holders of the Preferred Securities. If, however, RBI Capital is characterized as an association taxable as a corporation at the time of the dissolution of RBI Capital, the distribution of the Junior Subordinated Debentures would constitute a taxable event to holders of Preferred Securities. Moreover, any redemption of the Preferred Securities for cash would be a taxable event to such holders. See "Certain Federal Income Tax Consequences--Receipt of Junior Subordinated Debentures or Cash Upon Liquidation of RBI Capital."

     There can be no assurance as to the market prices for the Preferred Securities or the Junior Subordinated Debentures that may be distributed in Exchange for Preferred Securities upon a dissolution or liquidation of RBI Capital. The Preferred Securities or the Junior Subordinated Debentures may trade at a discount to the price that the investor paid to purchase the Preferred Securities offered hereby. Because holders of Preferred Securities may receive Junior Subordinated Debentures, prospective purchasers of Preferred Securities are also making an investment decision with regard to the Junior Subordinated Debentures and should carefully review all the information regarding the Junior Subordinated Debentures contained herein.

     While there is no assurance that listing will be achieved, if the Junior Subordinated Debentures are distributed to the holders of Preferred Securities upon the liquidation of RBI Capital, the Company will use all reasonable efforts to list the Junior Subordinated Debentures on The Nasdaq Stock Market's National Market or Small-Cap Market or such stock exchanges, if any, on which the Preferred Securities are then listed.

LIMITED VOTING RIGHTS

     Holders of Preferred Securities will have no voting rights in RBI Capital except in limited circumstances relating only to the modification of the Preferred Securities and the exercise of the rights of RBI Capital as holder of the Junior Subordinated Debentures and the Guarantee. Holders of Preferred Securities will not be entitled to vote to appoint, remove or replace the Property Trustee or the Delaware Trustee, as such voting rights are vested exclusively in the holder of the Common Securities (except upon the occurrence of certain events described herein). The Property Trustee, the Delaware Trustee, the Administrative Trustees and the Company may amend the Trust Agreement without the consent of holders of Preferred Securities to ensure that RBI Capital will be classified for United States federal income tax purposes as a grantor trust even if such action adversely affects the interests of such holders. See "Description of the Preferred Securities--Voting Rights; Amendment of Trust Agreement" and "Description of the Preferred Securities--Removal of RBI Capital Trustees."

LIMITED COVENANTS

     The covenants in the Indenture are limited and there are no covenants in the Trust Agreement. As a result, neither the Indenture nor the Trust Agreement protects holders of Junior Subordinated Debentures or Preferred Securities, respectively, in the event of a material adverse change in the Company's financial condition or results of operations or limits the ability of the Company or any subsidiary to incur or assume additional indebtedness or other obligations. Additionally, neither the Indenture nor the Trust Agreement contain any financial ratios or specified levels of liquidity to which the Company must adhere. Therefore, the provisions of these governing instruments should not be considered a significant factor in evaluating whether the Company will be able to comply with its obligations under the Junior Subordinated Debentures or the Guarantee.

ABSENCE OF PRIOR PUBLIC MARKET FOR THE PREFERRED SECURITIES; TRADING PRICE AND TAX CONSIDERATIONS

     The Preferred Securities are a new issue. Application has been made to the National Association of Securities Dealers, Inc. ("NASD") to have the Preferred Securities listed for quotation on The Nasdaq Stock Market's National Market. However, one of the requirements for listing and continued listing is the presence of two market makers for the Preferred Securities. The Company has been advised that the Underwriters intend to make a market in the Preferred Securities. However, the Underwriters are not obligated to do so, and such market making may be discontinued at any time. Therefore, there is no assurance that the Preferred Securities will be listed or will continue to be listed on The Nasdaq Stock Market's National Market, that an active trading market will develop for the Preferred Securities or, if such market develops, that it will be maintained or that the market price will equal or exceed the public offering price set forth on the cover page of this Prospectus. Accordingly, holders of Preferred Securities may experience difficulty reselling them or may be unable to sell them at all. The offering price and terms of the Preferred Securities has been determined through negotiations between the Company and Ryan, Beck & Co., acting as qualified independent underwriter. Future prices for the Preferred Securities will be determined in the marketplace and may be influenced by many factors, including prevailing interest rates, the liquidity of the market for the Preferred Securities, investor perceptions of the Company and general industry and economic conditions. See "Underwriting."

     Further, should the Company exercise its option to defer any payment of interest on the Junior Subordinated Debentures, the Preferred Securities may trade at prices that do not fully reflect the value of accrued but unpaid interest with respect to the underlying Junior Subordinated Debentures. In the event of such a deferral, a holder of Preferred Securities who disposes of Preferred Securities between record dates for payments of Distributions (and consequently does not receive a Distribution from RBI Capital for the period prior to such disposition) will nevertheless be required to include accrued but unpaid interest on the Junior Subordinated Debentures through the date of disposition in income as ordinary income and to add such amount to the adjusted tax basis in the holder's pro rata share of the underlying Junior Subordinated Debentures deemed disposed of. Such holder will recognize a capital loss to the extent the selling price (which may not fully reflect the value of accrued but unpaid interest) is less than its adjusted tax basis (which will include all accrued but unpaid interest). Subject to certain limited exceptions, capital losses cannot be applied to offset ordinary income for United States federal income tax purposes. See "Certain Federal Income Tax Consequences--Sales of Preferred Securities."

SECURITIES ARE NOT INSURED

     Neither the Preferred Securities nor the Junior Subordinated Debentures are insured by the Bank Insurance Fund, the Savings Association Insurance Fund, or the Federal Deposit Insurance Corporation or by any other insurer or government agency.

ABILITY TO MANAGE GROWTH AND INTEGRATE OPERATIONS

     Since the Change of Control, the Company has experienced rapid growth through acquisitions, the opening of loan production offices and de novo branches, the creation of the Bank's mortgage banking division and asset purchases. There is no assurance that the Company will not encounter unforeseen expenses, as well as difficulties and complications in integrating expanded operations and new employees without disruption to overall operations. In addition, such rapid growth may adversely affect the Company's operating results because of many factors, including start-up costs, diversion of management resources, asset quality and required operating adjustments. There can be no assurance that the Company will successfully integrate or achieve the anticipated benefits of its growth or expanded operations.

     In addition, achieving the anticipated benefits of the FFO Merger will depend in part upon whether the operations and organizations of the Company and FFO can be integrated in an efficient, effective, and timely manner. There can be no assurance that this integration will occur and that cost savings in operations will be achieved. After the FFO Merger, the Company may also encounter unanticipated operational or organizational difficulties. The successful combination of the two companies will require, among other things, consolidation of certain operations, elimination of duplicative corporate and administrative expense and elimination of certain positions. The integration of certain operations following the FFO Merger will require the dedication of management resources which may temporarily distract attention from the day-to-day business of the Company. There can be no assurance that integration will be accomplished smoothly or successfully. Failure to accomplish effectively the integration of operations could have a material adverse effect on the Company's results of operations and financial condition following the FFO Merger.

NONPERFORMING ASSETS

     At the time of the Change in Control, the Bank had a relatively high ratio of nonperforming assets to total assets. In addition, subsequent purchases of loans, acquired at a discount, included loans that subsequently were placed in nonperforming status. Although the Company has reduced its nonperforming assets ratio from 5.95% at year-end 1993 to 2.58% at March 31, 1997, its current level of nonperforming assets is still above the average level of other similarly-sized financial institutions. Moreover, there is no assurance that this ratio will continue to decline, particularly if general economic conditions or Florida real estate values deteriorate.

ADEQUACY OF LOAN RESERVES

     Industry experience indicates that a portion of the Company's loans will become delinquent and a portion of the loans will require partial or entire charge-off. Regardless of the underwriting criteria utilized by the Company, losses may be experienced as a result of various factors beyond the Company's control, including, among other things, changes in market conditions affecting the value of properties and problems affecting the credit of the borrower. The Company's determination of the adequacy of its allowance for loan losses is based on various considerations, including an analysis of the risk characteristics of various classifications of loans, previous loan loss experience, specific loans which would have loan loss potential, delinquency trends, estimated fair value of the underlying collateral, current economic conditions, the view of the Company's regulators, and geographic and industry loan concentration. However, if delinquency levels were to increase as a result of adverse general economic conditions, especially in Florida where the Company's exposure is greatest, the loan loss reserve so determined by the Company may not be adequate. A substantial portion of the Company's loan loss reserves are allocated to specific portfolios of loans purchased by the Company. Such allocated reserves are not available to cover losses in other portfolios. To the extent that losses in certain pools or portfolios exceed the loan loss reserves and unamortized loan discount allocated to such pool or portfolio, or available as a general reserve, the Company's results of operations would be adversely affected. There can be no assurance that the Company's allowance for loan losses will be adequate to cover its loan losses or that the Company will not experience significant losses in its loan portfolios which may require significant increases to the allowance for loan losses in the future.

IMPACT OF CHANGES IN REAL ESTATE VALUES

     A significant portion of the Company's loan portfolio consists of residential mortgage loans and commercial real estate loans. At March 31, 1997, 55.1% of the Company's loans were secured by one-to-four family residential real estate, 34.7% were secured by commercial real estate and multifamily residential, 4.1% were construction loans and the Company had ORE acquired through foreclosure with a book value of $7.2 million. Further, the properties securing these loans are concentrated in Florida. Real estate values and real estate markets generally are affected by, among other things, changes in national, regional or local economic conditions, fluctuations in interest rates and the availability of loans to potential purchasers, changes in the tax laws and other governmental statutes, regulations and policies and acts of nature. Any decline in real estate prices, particularly in Florida, could significantly reduce the value of the real estate collateral securing the Company's loans, increase the level of the Company's nonperforming loans, require write-downs in the book value of its ORE, and have a material negative impact on the Company's financial performance.

     Additionally, the Company has increased its level of commercial real estate loans which are generally considered to involve a higher degree of credit risk than that for one-to-four family residential lending.

POTENTIAL IMPACT OF CHANGES IN INTEREST RATES

     The Company's profitability is dependent to a large extent on its net interest income, which is the difference between its interest income on interest-earning assets and its interest expense on interest-bearing liabilities. The Company, like most financial institutions, is affected by changes in general interest rate levels, which are currently at relatively low levels, and by other economic factors beyond its control. Interest rate risk arises from mismatches (i.e., the interest sensitivity gap) between the dollar amount of repricing or maturing assets and liabilities, and is measured in terms of the ratio of the interest rate sensitivity gap to total assets. More assets repricing or maturing than liabilities over a given time frame is considered asset-sensitive and is reflected as a positive gap, and more liabilities repricing or maturing than assets over a given time frame is considered liability-sensitive and is reflected as a negative gap. An asset-sensitive position (i.e., a positive gap) will generally enhance earnings in a rising interest rate environment and will negatively impact earnings in a falling interest rate environment, while a liability-sensitive position (i.e., a negative gap) will generally enhance earnings in a falling interest rate environment and negatively impact earnings in a rising interest rate environment. Fluctuations in interest rates are not predictable or controllable. The Company has attempted to structure its asset and liability management strategies to mitigate the impact on net interest income of changes in market interest rates. At March 31, 1997, the Company had a one year cumulative positive gap of .97%. This positive one year gap position may, as noted above, have a negative impact on earnings in a falling interest rate environment. See "Management's Discussion and Analysis of Results of Operations and Financial Condition."

REGULATORY OVERSIGHT

     The Bank is subject to extensive regulation, supervision and examination by the Department as its chartering authority and primary regulator, and by the FDIC as its federal regulator and administrator of the insurance fund that insures the Bank's deposits up to applicable limits. The Bank is a member of the FHLB of Atlanta and is subject to certain limited regulation by the Federal Reserve. As the holding company of the Bank, the Company is also subject to regulation and oversight by the Federal Reserve. See "Supervision and Regulation." Such regulation and supervision governs the activities in which an institution may engage and is intended primarily for the protection of the FDIC insurance funds and depositors. Regulatory authorities have been granted extensive discretion in connection with their supervisory and enforcement activities and regulations have been implemented which have increased capital requirements, increased insurance premiums and have resulted in increased administrative, professional and compensation expenses. Any change in the regulatory structure or the applicable statutes or regulations could have a material impact on the Company and the Bank and their operations. See "Supervision and Regulation." Additional legislation and regulations may be enacted or adopted in the future which could significantly affect the powers, authority and operations of the Bank and the Bank's competitors which in turn could have a material adverse affect on the Bank and its operations. See "Supervision and Regulation."

CONTROL BY THE CONTROLLING STOCKHOLDERS

     The Company's Controlling Stockholders, William R. Hough and John W. Sapanski (and their respective affiliates and immediate family members) each currently owns shares of the Company's capital stock representing approximately 50.6% and 9.0%, respectively, of the total voting rights of the Company. Following consummation of the FFO Merger, it is anticipated that these voting percentages will be approximately ___% and ___%, respectively. On the basis of such ownership, Messrs. Hough and Sapanski will be able to elect the Company's Board of Directors and, through their control of the Company's Board, will be able to continue to direct the affairs of the Company and the Bank.

CAPITAL LIMITATIONS ON FUTURE GROWTH

     Since the Change of Control, one of the Company's primary business objectives has been to increase its total asset size, expand into new market areas, and increase market share in its existing markets. The Company has sought to accomplish this goal through a combination of internal growth, loan and other asset purchases, deposit assumptions, the opening of new branches and acquisitions of other financial institutions. Most recently, in April 1997, the Company acquired Firstate, an Orlando-based federal savings association having total assets of $71.1 million. In addition, the Company has pending an acquisition of FFO, a thrift holding company headquartered in St. Cloud, Florida, with total assets of $320.0 million as of March 31, 1997. The Company intends to pursue its current growth strategy for the foreseeable future as a means of increasing overall profitability. While the proceeds of the Preferred Securities offering will enhance the Company's Tier 1 capital position and will thereby facilitate the Company's growth and expansion, there can be no assurance that the Company will in the future have sufficient capital to continue to pursue its growth strategy.

COMPETITION

     The Company competes with various types of financial institutions, including other commercial banks, savings institutions, finance companies, mortgage banking companies, money market funds and credit unions, many of which have substantially greater financial resources than the Company and, in some cases, operate under fewer regulatory constraints. The Company not only competes with financial institutions headquartered in the State of Florida but also competes with a number of financial institutions headquartered outside of Florida who are active in the state. See "Business--Competition" and "Business--Supervision and Regulation."

                                USE OF PROCEEDS

     RBI Capital will use the gross proceeds received from the sale of the Preferred Securities to purchase the Junior Subordinated Debentures from the Company. The net proceeds to the Company from the sale of the Junior Subordinated Debentures are estimated to be approximately $____ million ($____ million if the Underwriters' over-allotment option is exercised in full) after deduction of the underwriting discount and estimated expenses. The net proceeds from the sale of the Junior Subordinated Debentures will be contributed by the Company to the capital of the Bank where it will be utilized for general corporate purposes, including working capital, financing possible future acquisitions and market expansion and for supporting growth.

                      MARKET FOR THE PREFERRED SECURITIES

     Application has been made to have the Preferred Securities approved for quotation on The Nasdaq Stock Market's National Market under the symbol REPBP. One of the requirements for listing and continued listing is the presence of two market makers. Although the Underwriters have informed the Company that they both presently intend to make a market in the Preferred Securities, the Underwriters are not obligated to do so and any such market making may be discontinued at any time. Accordingly, there is no assurance that the Preferred Securities will be listed on The Nasdaq Stock Market's National Market, that an active and liquid trading market will develop or, if developed, that such a market will be sustained. The offering price and distribution rate are determined by negotiations among representatives of the Company and Ryan, Beck & Co., acting as qualified independent underwriter, and the offering price of the Preferred Securities may not be indicative of the market price following the offering. See "Underwriting."

                              ACCOUNTING TREATMENT

     For financial reporting purposes, RBI Capital will be treated as a subsidiary of the Company and, accordingly, the accounts of RBI Capital will be included in the consolidated financial statements of the Company. The Preferred Securities will be presented as a separate line item in the consolidated balance sheet of the Company under the caption "Guaranteed Preferred Beneficial Interests in Company's Junior Subordinated Debentures," and appropriate disclosures about the Preferred Securities, the Guarantee and the Junior Subordinated Debentures will be included in the notes to consolidated financial statements. For financial reporting purposes, the Company will record Distributions payable on the Preferred Securities as minority interest in the consolidated statements of operations.

     As long as any Preferred Securities remain outstanding, all future reports of the Company filed under the Exchange Act will (a) present the Trust Securities issued by RBI Capital on the balance sheet as a separate line-item entitled "Guaranteed Preferred Beneficial Interests in Company's Junior Subordinated Debentures," (b) include in a footnote to the financial statements disclosure that the sole assets of RBI Capital are the Junior Subordinated Debentures (including the outstanding principal amount, interest rate and maturity date of such Junior Subordinated Debentures), and (c) include in an audited footnote to the financial statements disclosure that the Company owns all of the Common Securities of RBI Capital, the sole assets of RBI Capital are the Junior Subordinated Debentures, and the back-up obligations, in the aggregate, constitute a full and unconditional guarantee by the Company of the obligations of RBI Capital under the Preferred Securities.

                                 CAPITALIZATION

     The following table sets forth the actual and pro forma, as adjusted, consolidated capitalization of the Company at March 31, 1997. Pro forma capitalization gives effect to (i) the Firstate Acquisition, (ii) the FFO Merger, and (iii) the proceeds raised hereby. The information set forth below should be read in conjunction with the Consolidated Financial Statements of the Company included elsewhere in this Prospectus. See "Pro Forma Financial Data."

                                                                   March 31, 1997
                                                          --------------------------------
                                                                               Pro Forma
                                                             Company              As
                                                             Actual            Adjusted
                                                          ------------      --------------
                                                               (dollars in thousands)
 Subordinated debentures . . . . . . . . . . . . . . . .  $     6,000       $       6,000

 Guaranteed preferred beneficial interests in Company's
     junior subordinated debentures(1) . . . . . . . . .            0              25,000

 Stockholders' Equity:
   Perpetual Preferred Convertible Stock, 100,000 shares
     authorized, 75,000 shares issued and outstanding  .        1,500               1,500
   Common Stock, 20,000,000 shares authorized,
     4,183,507 shares issued and outstanding . . . . . .        8,367              13,266
   Capital surplus . . . . . . . . . . . . . . . . . . .       26,699              45,801
   Retained earnings . . . . . . . . . . . . . . . . . .       19,386              21,066
   Net unrealized losses on debt securities available for
     sale-net of deferred income taxes . . . . . . . . .         (373)               (522)
                                                          -----------       -------------
   Total stockholders' equity  . . . . . . . . . . . . .  $    55,579       $      81,111
                                                          ===========       =============

 Company Capital Ratios(2):
   Equity to total assets  . . . . . . . . . . . . . . .         6.09%               6.21%
   Tier 1 risk-based capital ratio(3)  . . . . . . . . .         8.87               10.83
   Total risk-based capital ratio  . . . . . . . . . . .        11.12               13.14
   Leverage ratio(3)(4)  . . . . . . . . . . . . . . . .         5.83                7.19

(1) Preferred Securities representing beneficial interests in an aggregate amount of $25 million of the ____% Junior Subordinated Debentures of the Company. The Junior Subordinated Debentures will mature on ____________, 2027.
(2) The pro forma capital ratios, as adjusted, are computed including the total estimated net proceeds from the sale of the Preferred Securities, in a manner consistent with Federal Reserve guidelines.
(3) In October 1996, the Federal Reserve announced that securities having terms similar to those offered herein would be treated as the equivalent of cumulative preferred stock for purposes of calculating a bank holding company's Tier 1 capital. Under the Federal Reserve's guidelines, the amount of cumulative preferred stock that can be included in Tier 1 capital is limited to 25% of total Tier 1 capital. In view of this limitation on a pro forma basis, only $____ million of the net proceeds raised hereby will initially be included in the Company's Tier 1 capital.
(4) The leverage ratio is Tier 1 capital divided by the average total assets less intangibles.

                            PRO FORMA FINANCIAL DATA

     The pro forma balance sheet as of March 31, 1997 and statement of operations and other data for the year ended December 31, 1996 and for the three months ended March 31, 1997 give effect to, among other things, the Firstate Acquisition and the FFO Merger, as if they had occurred at the beginning of the respective periods. See "Business--Recent and Pending Acquisitions" for a description of the Firstate Acquisition and FFO Merger.

     The pro forma adjustments are based upon available information and upon certain assumptions that the Company believes are reasonable under the circumstances. The pro forma and projected financial data should be read in conjunction with the Company's Consolidated Financial Statements and notes thereto appearing elsewhere in this Prospectus. The pro forma and projected financial data are not necessarily indicative of the results that would have occurred had the Firstate Acquisition and the FFO Merger actually occurred on the dates indicated, nor are they indicative of the Company's future results of operations.

     The pro forma adjustments do not include the effect of operating cost, savings or revenue enhancements, which may be realized after the Firstate Acquisition and FFO Merger or completed.

                     REPUBLIC BANCSHARES, INC. & SUBSIDIARY
                   UNAUDITED PRO FORMA COMBINED BALANCE SHEET
                              AS OF MARCH 31, 1997

                                                                                                   Combined
                                                             Combined                              Company
                                                              Company                                with
                                                Firstate       with                    FFO        Firstate
                           Company  Firstate  Adjustments(a) Firstate      FFO    Adjustments(b)   and FFO
                          --------- -------- -------------- ----------- --------- -------------- ------------
                                                   (In thousands, except par values)
 ASSETS
 ------
 Cash and due from banks  $ 23,803  $   513  $       5,173  $   29,489  $  6,491  $          --  $    35,980
 Interest bearing
   deposits. . . . . . .        --      950             --         950     7,688             --        8,638
 Investment securities .    42,709        0             --      42,709    13,169             --       55,878
 Mortgage backed
   securities. . . . . .    19,661   27,493           (247)     46,907    58,415             19      105,341
 FHLB stock  . . . . . .     5,081       --             --       5,081     2,378             --        7,459
 Federal funds sold  . .    41,000      380             --      41,380       764             --       42,144
 Loans held for sale . .    40,201       --             --      40,201     4,573             --       44,774

 Loans receivable  . . .   708,292   38,050         (6,689)    739,653   221,505           (530)     960,628
 Allowance for loan
   losses  . . . . . . .    13,508      119             --      13,627     5,579             --       19,206
                          --------  -------  -------------  ----------  --------  -------------  -----------
 Loans receivable, net .   694,784   37,931         (6,689)    726,026   215,926           (530)     941,422

 Premises and equipment     20,015      655             --      20,670     5,268            251       26,189
 Real estate owned . . .     7,250    2,526         (2,453)      7,323     1,425             --        8,748
 Other assets  . . . . .    17,589    1,531          1,794      20,914     3,934          5,179       30,027
                          --------  -------  -------------  ----------  --------  -------------  -----------
      Total assets   . .  $912,093  $71,979  $      (2,422) $  981,650  $320,031  $       4,919  $ 1,306,600
                          ========  =======  =============  ==========  ========  =============  ===========

 LIABILITIES AND
 STOCKHOLDERS' EQUITY
 --------------------
 Liabilities:
   Deposits-
     Noninterest-bearing
       checking  . . . .  $ 49,066  $ 1,416  $          --  $   50,482  $ 16,589  $          --  $    67,071
     Interest-bearing
       checking  . . . .    89,895    1,453             --      91,348    22,676             --      114,024
     Savings and money
       market  . . . . .   283,362    3,848             --     287,210    35,392             --      322,602
     Time deposits . . .   406,737   61,349            490     486,576   211,015            149      679,740
                          --------  -------  -------------  ----------  --------  -------------  -----------
      Total deposits   .   829,060   68,066            490     897,616   285,672            149    1,183,437

 Securities sold under
   agreement to
   repurchase  . . . . .    49,066       --             --      16,160        --             --       67,071
 Other borrowings  . . .     6,000       --             --       6,000     9,000             --       15,000
 Other liabilities . . .     5,294    1,027            (26)      6,295     4,599             (2)      10,892
                          --------  -------  -------------  ----------  --------  -------------  -----------
      Total liabilities    856,514   69,093            464     926,071   299,271            147    1,225,489
                          --------  -------  -------------  ----------  --------  -------------  -----------

   Stockholders' equity
     Perpetual preferred
       convertible stock     1,500       --             --       1,500        --             --        1,500
     Common Stock  . . .     8,367    1,500         (1,500)      8,367       845          4,054       13,266
     Capital surplus . .    26,699   13,002        (13,002)     26,699    17,633          1,469       45,801
     Retained earnings .    19,386  (11,616)        11,616      19,368     2,431           (751)      21,066
     Net unrealizable
       loss on AFS
       securities. . . .      (373)      --             --        (373)     (149)            --         (522)
                          --------  -------  -------------  ----------  --------  -------------  -----------
       Total
         stockholders'
         equity  . . . .    55,579    2,886         (2,886)     55,579    20,760          4,772       81,111
                          --------  -------  -------------  ----------  --------  -------------  -----------
   Total liabilities and
     stockholders' equity $912,093  $71,979  $      (2,422) $  981,650  $320,031  $       4,919  $ 1,306,600
                          ========  =======  =============  ==========  ========  =============  ===========

                    REPUBLIC BANCSHARES, INC. & SUBSIDIARIES
         UNAUDITED PRO FORMA COMBINED CONDENSED STATEMENT OF OPERATIONS

                                                                                                   Combined
                                                                Combined                            Company
                                                                Company                              with
                                                   Firstate      with                   FFO        Firstate
                               Company  Firstate Adjustments(c) Firstate     FFO   Adjustments(d)   and FFO
                              -------- --------- ------------  --------- --------- ------------- -----------
 THREE MONTHS ENDED 3/31/97                          (In thousands, except par values)
 Interest income . . . . . .  $18,070  $  1,141  $        --   $ 19,211  $  5,807  $         --  $   25,018
 Interest expense  . . . . .    8,969       879           --      9,848     3,173            --      13,021
                              -------  --------  -----------   --------  --------  ------------  ----------
 Net interest income . . . .    9,101       262           --      9,363     2,634            --      11,997
 Loan loss provision . . . .    1,138        --           --      1,138        --            --       1,138
                              -------  --------  -----------   --------  --------  ------------  ----------
 Net interest income after
   loan loss provisions  . .    7,963       262           --      8,225     2,634            --      10,859
 Noninterest income  . . . .    3,124       101           --      3,225       601            --       3,826
 General & administrative
   expenses  . . . . . . . .    8,240       270           --      8,510     2,263            --      10,773
 Other noninterest expenses       280        16            3        299        34           130         463
                              -------  --------  -----------   --------  --------  ------------  ----------
 Net income before taxes . .    2,567        77           (3)     2,641       938          (130)      3,449
 Income tax expense  . . . .      964        26           --        990       351            --       1,341
                              -------  --------  -----------   --------  --------  ------------  ----------
      Net income   . . . . .  $ 1,603  $     51  $        (3)  $  1,651  $    587  $       (130) $    2,108
                              =======  ========  ===========   ========  ========  ============  ==========
 Earnings per share  . . . .  $  0.22                          $   0.22                          $     0.28
                              =======                          ========                          ==========
 Weighted average shares
    outstanding  . . . . . .4,980,167                         4,980,167                           7,429,584




                    REPUBLIC BANCSHARES, INC. & SUBSIDIARIES
         UNAUDITED PRO FORMA COMBINED CONDENSED STATEMENT OF OPERATIONS

                                                                                                   Combined
                                                                Combined                            Company
                                                                Company                              with
                                                   Firstate      with                   FFO        Firstate
                               Company  Firstate Adjustments    Firstate     FFO   Adjustments      and FFO
                              -------- --------- ------------  --------- --------- ------------- -----------
 TWELVE MONTHS ENDED 12/31/96                       (In thousands, except par values)
 Interest income . . . . . .  $  66,947  $  5,409  $      --   $ 72,356  $ 21,997  $       --  $   94,353
 Interest expense  . . . . .     32,926     4,015         --     36,941    12,023          --      48,964
                              ---------  --------  ---------   --------  --------  ----------  ----------
 Net interest income . . . .     34,021     1,394         --     35,415     9,974          --      45,389
 Loan loss provision . . . .      1,800        --         --      1,800       782          --       2,582
                              ---------  --------  ---------   --------  --------  ----------  ----------
 Net interest income after
   loan loss provisions  . .     32,221     1,394        --      33,615     9,192          --      42,807
 Noninterest income  . . . .      5,616       390        --       6,006     2,387          --       8,393
 General & administrative
   expenses  . . . . . . . .     27,352     1,173        --      28,525     9,528          --      38,053
 Other noninterest expenses       4,469       914         13      5,396      (352)        518       5,562
                              ---------  --------  ---------   --------  --------  ----------  ----------
 Net income before taxes . .      6,016      (303)       (13)     5,700     2,403        (518)      7,585
 Income tax expense  . . . .      2,232      (126)        --      2,106       803          --       2,909
                              ---------  --------  ---------   --------  --------  ----------  ----------
 Net income  . . . . . . . .  $   3,784  $   (177) $     (13)  $  3,574  $  1,600  $     (518) $    4,676
                              =========  ========  =========   ========  ========  ==========  ==========

 Earnings per share  . . . .  $    0.76                        $   0.73                        $     0.63
                              =========                        ========                        ==========
 Weighted Average shares
  outstanding  . . . . . . .  7,397,637                       4,952,937                         7,402,354

                            NOTES TO PRO FORMA DATA

(a) To reflect the purchase by Firstate's former controlling stockholder of certain loans and ORE to reflect the excess purchase price over the estimated fair value of the net assets acquired from Firstate and to eliminate Firstate's historical equity accounts.

(b) The FFO Merger will be accounted for as a corporate reorganization in which the majority stockholder's interest will be combined at historical cost in a manner similar to a pooling of interests while the minority interest will be combined using purchase accounting rules. The pro forma valuation of the minority interest, book value and estimated amount of goodwill and market value adjustments is as follows:

                         Exchange ratio  . . . . . . . . . . . . . . . . . . .  0.29 shares of FFO for
                                                                                each share
                                                                                of the
                                                                                Company
                         Number of shares to be issued - total . . . . . . . .  2,449,417
                         Minority interest . . . . . . . . . . . . . . . . . .       30.9%
                         Number of shares to be issued to minority interest  .    756,870
                         Fair value per share of Company Common Stock  . . . .    $ 14.78  (1)
                         Fair value of minority interest . . . . . . . . . . .   $ 11,187  (2)
                         Book value of minority interest . . . . . . . . . . .      6,415  (3)
                                                                               ----------
                         Goodwill and market value adjustments . . . . . . . . $    4,772
                                                                               ==========
                            Amount allocated to goodwill . . . . . . . . . . .      5,179
                            Amount allocated to market value adjustments . . .       (407)

     (1) The fair value of the Company's Common Stock is based on the average of the closing bid price on The Nasdaq National Market two days before and after the December 26, 1996 date that the Company and FFO announced they were engaged in merger discussions.
     (2) The fair value per share of Company Common Stock times the number of shares to be issued to the minority interest.
     (3)  FFO's book value times the 30.3% minority interest.


(c)  Amortization of goodwill on the Firstate Acquisition is as follows:

                         Goodwill recorded . . . . . . . . . . . . . . . . . .              130
                         Annual amortization based on 10-year period . . . . .               13
                         Amortization for 3 months . . . . . . . . . . . . . .                3


(d)  Amortization of goodwill on the FFO Merger is as follows:

                         Goodwill recorded . . . . . . . . . . . . . . . . . .           $5,179
                         Annual amortization based on 10-year period . . . . .              518
                         Amortization for 3 months . . . . . . . . . . . . . .              130

                      SELECTED CONSOLIDATED FINANCIAL DATA

     The Selected Consolidated Financial Data presented below has been derived from the audited Consolidated Financial Statements of the Company and, prior to 1996, the Bank and are qualified in their entirety by reference to the more detailed Consolidated Financial Statements and notes thereto, included elsewhere herein. Financial data for interim periods include all adjustments, consisting of normal accruals, that management considers necessary for a fair presentation of the financial conditions and results of operations for such interim periods. In light of the significant mark-to market adjustments and other adjusting entries to its financial statements that were made following the Change in Control on May 28, 1993, management believes that the usefulness of comparisons between (i) the financial statements and the financial data derived therefrom as of the dates and for the period prior to June 1, 1993, and
(ii) the financial statements and the financial data derived therefrom as of the dates and for the periods since June 1, 1993, may be limited. In addition, subsequent to consummation of the initial public offering in December 1993 and the CrossLand Purchase and Assumption in that month, the Company has operated in a significantly different manner from that which it had previously operated. Accordingly, the financial results for periods prior to the CrossLand Purchase and Assumption differ significantly from periods since then.

                                             Three Months Ended                                  Seven Months Ended
                                                 March 31,       Years Ended December 31,            December 31,
                                            ------------------- -------------------------------  --------------------
                                                1997       1996      1996      1995      1994       1994       1993
                                            ---------   ---------  --------  --------  ---------  --------  ---------
                                                (unaudited)                                          (unaudited)
                                                       (Dollars in thousands, except per share data)
 OPERATING DATA:
  Interest income  . . . . . . . . . . . .  $  18,070 $  15,862  $  66,947  $  57,863  $  37,115  $  23,684  $   7,331
  Interest expense   . . . . . . . . . . .      8,969     7,927     32,926     30,001     16,871     10,711      3,110
                                            --------- ---------  ---------   --------  ---------  ---------  ---------
  Net interest income  . . . . . . . . . .      9,101     7,935     34,021     27,862     20,244     12,973      4,221
  Loan loss provision  . . . . . . . . . .      1,138       450      1,800      1,685      1,575      1,263        709
                                            --------- ---------  ---------   --------  ---------  ---------  ---------
  Net interest income after loan loss
    provision  . . . . . . . . . . . . . .      7,963     7,485     32,221     26,177     18,669     11,710      3,512
  Other noninterest income   . . . . . . .      3,124       678      4,409      2,751      2,612      1,758      1,122
  Gain on sale of ORE held for investment          --        --      1,207         --         --         --         --
  General and administrative ("G&A")
    expenses . . . . . . . . . . . . . . .      8,240     5,956     27,352     22,119     14,916      9,308      3,700
  SAIF special assessment(1)   . . . . . .         --        --      2,539         --         --         --         --
  Provision for losses on ORE  . . . . . .        170       180      1,611         --         10         10         20
  Other noninterest expense  . . . . . . .        110       124        319        739      1,691      1,417        311
                                            --------- ---------  ---------   --------  ---------  ---------  ---------
  Net income before income taxes &
    goodwill accretion . . . . . . . . . .      2,567     1,903      6,016      6,070      4,664      2,733        603
  Accretion of negative goodwill   . . . .         --        --         --      1,578      2,705      1,578      1,579
                                            --------- ---------  ---------   --------  ---------  ---------  ---------
  Net income before income taxes   . . . .      2,567     1,903      6,016      7,648      7,369      4,311      2,182
  Income tax provision   . . . . . . . . .        964       699      2,232      1,875        468        268         --
                                            --------- ---------  ---------   --------  ---------  ---------  ---------
  Net income   . . . . . . . . . . . . . .  $   1,603 $   1,204  $   3,784  $   5,773   $  6,901  $   4,043  $   2,182
                                            ========= =========  =========  =========   ========  =========  =========

 PER SHARE DATA:
  Earnings per share - total   . . . . . .  $     .32 $     .24  $     .76  $    1.26  $    1.67  $    0.98  $    1.12
                                            ========= =========  =========  =========   ========  =========  =========
  Earnings per share - excluding negative
    goodwill . . . . . . . . . . . . . . .  $     .32 $     .24  $     .76  $     .92  $    1.02  $     .60  $     .32
                                            ========= =========  =========  =========   ========  =========  =========
  Weighted average shares outstanding  . .  4,980,167 4,953,119  4,952,937  4,562,642  4,136,790  4,141,322  1,951,231


 BALANCE SHEET DATA:

  Total assets   . . . . . . . . . . . . .  $ 912,093  $802,363  $ 907,868  $ 801,995  $ 626,445  $ 626,445  $ 531,312

  Investment & mortgage backed securities      62,370    51,481     94,989     64,801     40,271     40,271     37,382

  Loans, net of unearned income  . . . . .    748,493   676,658    742,994    669,416    516,335    516,335    316,483
  Allowance for loan losses    . . . . . .     13,508    14,746     13,134     14,910      7,065      7,065      6,539

  Deposits   . . . . . . . . . . . . . . .    829,060   742,082    827,980    743,105    583,885    583,885    494,316
  Negative goodwill  . . . . . . . . . . .         --        --         --         --      1,578      1,578      4,283
  Stockholders' equity   . . . . . . . . .     55,579    52,047     54,319     50,903     36,165     36,165     29,454

 SELECTED FINANCIAL RATIOS(2):
  Return on average assets   . . . . . . .        .72%      .60%       .45%       .77%      1.25%      1.20%      1.99%
  Return on average equity   . . . . . . .      12.10      9.57       7.31      13.47      21.34      20.68      39.17
  Net interest spread  . . . . . . . . . .       3.83      3.83       3.96       3.67       3.78       4.06       3.45
  Net interest margin  . . . . . . . . . .       4.12      4.14       4.28       3.95       3.96       4.25       4.22
  G&A expense to average assets  . . . . .       3.63      2.96       3.28       2.96       2.74       2.79       3.94
  G&A efficiency ratio   . . . . . . . . .      67.40     69.15      68.98      72.25      65.26      62.02      65.70
  Non-accrual loans to loans   . . . . . .       2.27      2.22       2.15       2.04       2.51       2.51       5.05
  Nonperforming assets to total assets   .       2.58      3.02       2.51       2.93       3.59       3.59       4.95
  Loan loss allowance to loans(3)  . . . .       1.91      2.18       1.86       2.24       1.37       1.37       2.07
  Loan loss allowance to nonperforming
    loans(3) . . . . . . . . . . . . . . .      82.81     96.47      84.93      90.47      53.36      53.36      39.12

 RATIO OF EARNINGS TO FIXED CHARGES(4):
   Including interest on deposits  . . . .
   Excluding interest on deposits  . . . .

Caption>
                                             Three Months Ended                                   Seven Months Ended
                                                 March 31,       Years Ended December 31,            December 31,
                                            ------------------- -------------------------------   -------------------
                                                1997       1996      1996      1995      1994       1994       1993
                                            ---------   ---------  --------  --------  ---------  --------  ---------
                                                (unaudited)                                          (unaudited)
                                                       (Dollars in thousands, except per share data)
 OTHER DATA (AT PERIOD-END):
  Number of branches   . . . . . . . . . .      33           32        32        32         21        21         19
  Number of full-time equivalent employees     644          432       637       421        300       300        179


(1) The SAIF special assessment is a one-time charge. See "Business--Supervision and Regulation--Deposit Insurance."
(2)   Annualized.
(3) See "Business--Asset Quality" for a discussion of the allocation and availability of loan loss reserves among portfolios of loans within the Bank.
(4) Represents earnings before fixed charges, income taxes and extraordinary items and non-cumulative preferred dividends and redemption. Fixed charges include interest expense (inclusive or exclusive of interest on deposits as indicated).

                                                                   Five Months Ended          Year Ended
                                                                        May 31,              December 31,
                                                             ------------------------------ --------------
                                                                   1994           1993           1992
                                                             --------------- -------------- --------------
                                                             (Dollars in thousands, except per share data)
 OPERATING DATA:
  Interest income  . . . . . . . . . . . . . . . . . . . . . $       13,431  $       4,848  $      11,845
  Interest expense   . . . . . . . . . . . . . . . . . . . .          6,160          1,970          6,054
                                                             --------------  -------------  -------------
  Net interest income  . . . . . . . . . . . . . . . . . . .          7,271          2,878          5,791
  Loan loss provision    . . . . . . . . . . . . . . . . . .            312            379            520
                                                             --------------  -------------  -------------
  Net interest income after loan loss provision  . . . . . .          6,959          2,499          5,271
  Other noninterest income   . . . . . . . . . . . . . . . .            854            743          1,679
  G&A expenses   . . . . . . . . . . . . . . . . . . . . . .          5,608          2,699          5,748
  Provision for losses on ORE  . . . . . . . . . . . . . . .             --          1,214            230
  Other noninterest expense  . . . . . . . . . . . . . . . .            274            443            715
                                                             --------------  -------------  -------------
  Net income (loss) before income taxes and goodwill
    accretion  . . . . . . . . . . . . . . . . . . . . . . .          1,931         (1,114)           257
  Accretion of negative goodwill   . . . . . . . . . . . . .          1,127            --              --
                                                             --------------  -------------  -------------
  Net income (loss) before income taxes  . . . . . . . . . .          3,058         (1,114)           257
  Income tax provision (benefit)   . . . . . . . . . . . . .            200              0              0
                                                             --------------  -------------  -------------
  Net income (loss)  . . . . . . . . . . . . . . . . . . . . $        2,858  $      (1,114) $         257
                                                             ==============  =============  =============

 PER SHARE DATA:
  Earnings (loss) per share - total  . . . . . . . . . . . . $         1.67  $       (1.00) $        0.23
                                                             ==============  =============  =============
  Earnings (loss) per share - excluding negative goodwill  . $         1.01  $       (1.00) $       (0.23)
                                                             ==============  =============  =============
  Weighted average shares outstanding  . . . . . . . . . . .      4,134,420      1,117,192      1,106,459

 BALANCE SHEET DATA:
  Total assets   . . . . . . . . . . . . . . . . . . . . . . $      508,642  $     168,741  $     168,810
  Investment securities  . . . . . . . . . . . . . . . . . .         52,571         27,433         24,276
  Loans net of unearned income   . . . . . . . . . . . . . .        396,144        111,292        110,715
  Allowance for loan losses  . . . . . . . . . . . . . . . .          6,828          1,866          1,958
  Negative goodwill  . . . . . . . . . . . . . . . . . . . .          3,156          5,861             --
  Deposits   . . . . . . . . . . . . . . . . . . . . . . . .        469,461        153,660        154,984
  Stockholder's Equity   . . . . . . . . . . . . . . . . . .         32,234          8,058         12,215

 SELECTED FINANCIAL RATIOS(1):
  Return on average assets   . . . . . . . . . . . . . . . .           1.33%         (1.61)%         0.15%
  Return on average equity   . . . . . . . . . . . . . . . .          22.34         (21.75)          2.12
  Net interest spread  . . . . . . . . . . . . . . . . . . .           3.48           4.21           3.51
  Net interest margin  . . . . . . . . . . . . . . . . . . .           3.67           4.66           3.95
  G&A expense to average assets  . . . . . . . . . . . . . .           2.40           6.28           4.01
  G&A efficiency ratio   . . . . . . . . . . . . . . . . . .          67.32          74.54          76.95
  Non-accrual loans to loans   . . . . . . . . . . . . . . .           4.36           2.27           3.20
  Nonperforming assets to total assets   . . . . . . . . . .           5.64           5.89           7.55
  Loan loss allowance to loans (2)   . . . . . . . . . . . .           1.72           1.68           1.77
  Loan loss allowance to nonperforming loans (2)   . . . . .          23.58          73.03          54.98

 RATIO OF EARNINGS TO FIXED CHARGES(3):
  Including interest on deposits   . . . . . . . . . . . . .
  Excluding interest on deposits   . . . . . . . . . . . . .

 OTHER DATA (AT PERIOD-END):
  Number of branches   . . . . . . . . . . . . . . . . . . .             19              7              7
  Number of full-time equivalent employees   . . . . . . . .            223             96             90

(1)   Annualized.
(2) See "Business--Asset Quality" for a discussion of the allocation and availability of loan loss reserves among portfolios of loans within the Bank.
(3) Represents earnings before fixed charges, income taxes and extraordinary items and non-cumulative preferred dividends and redemption. Fixed charges include interest expense (inclusive or exclusive of interest on deposits as indicated).

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 RESULTS OF OPERATIONS AND FINANCIAL CONDITION

     The following discussion and analysis of the Company's balance sheets and statements of operations should be read in conjunction with "Selected Consolidated Financial Data" and the Consolidated Financial Statements and the related notes included therein.

THREE MONTHS ENDED MARCH 31, 1997 AND 1996

 Comparison of Balance Sheets for the Three Months Ended March 31, 1997 and 1996

     Overview

     Total assets of the Company were $912.1 million at March 31, 1997 and $907.9 million at December 31, 1996, an increase of $4.2 million. Total loans increased by $5.5 million from $743.0 million at the end of the prior year to $748.5 million at the end of the first quarter. Total deposits increased by $1.1 million from $827.9 million at year-end 1996 to $829.1 million.

     Investment and Mortgage-Backed Securities

     Investment and mortgage-backed securities, consisting primarily of U.S. Treasury and federal agency securities, were $63.2 million at March 31, 1997 compared to $94.9 million at December 31, 1996, a decrease of $31.7 million. During the first three months of 1997 management permitted the amount in this category to decline by allowing maturities and sales to exceed purchases. Concurrently, federal funds sold, all on an overnight basis, increased by $33.0 million from $8.0 million at the prior year-end to $41.0 million at March 31, 1997. At March 31, 1997, the Company had recorded all its investment and mortgage-backed securities as "available for sale," carrying them at their market value.

     Loans and Loans Held for Sale

     Total loans increased $5.5 million from $742.9 million at year-end to $748.5 million at March 31, 1997. This increase was the result of $108.4 million of new loan production during the first quarter, which exceeded loan repayments of $16.9 million and $85.9 million in residential loan sales. Residential loans, including $40.2 million in mortgage loans held for sale, declined $7.7 million to $398.1 million, while other real estate-secured loans increased $5.2 million. Consumer loans also increased $1.7 million while commercial (business) loans declined $1.3 million.

     Allowance for Loan Losses

     The allowance for loan losses amounted to $13.5 million at March 31, 1997, compared to $13.1 million at December 31, 1996. The loan portfolio includes purchased loans amounting to $271.2 million (36.2% of total loans) and the Company has allocated a portion of the discount on those purchases to the allowance for loan losses in amounts consistent with the Company's loan loss allowance policy guidelines. At March 31, 1997, the allowance for loan losses included $3.7 million allocated to the Company's largest purchase made in March 1995 (the "March 1995 Purchase"), $1.0 million allocated to loans purchased from CrossLand, $1.6 million allocated to other loan purchases, and $7.1 million allocated to loans originated by the Bank. Activity to the allowance for loan losses during the first quarter of 1997 included a $1.1 million provision for loan losses and loan charge-offs (net of recoveries) of $121,000. During the first quarter, the Company sold $6.0 million of loans from the March 1995 Purchase and subsequently reallocated $642,000 from the allowance allocated for the March 1995 Purchase to the allowance allocated for originated loans. This transfer was accomplished by recording a gain on sale of loans and an increase in the loan loss provision of equivalent amounts. Discounts on loan purchases not allocated to the allowance for loan losses, recorded as unearned discount, amounted to $4.1 million at March 31, 1997. Such discounts are available to absorb losses on pools of purchased loans should amounts allocated to the allowance prove insufficient.

     Nonperforming Assets

     Nonperforming assets amounted to $23.6 million or 2.58% of total assets at March 31, 1997, as compared to $22.6 million or 2.51% of total assets at December 31, 1996. Nonperforming assets at March 31, 1997, included a $1.1 million loan which had matured prior to March 31, 1997, which the borrower subsequently agreed to repay prior to June 30, 1997. Nonperforming loans totaled $16.3 million at the end of the first quarter, an increase of $1.0 million from the year-end total of $15.3 million. This was the result of increases of $904,000 in nonperforming residential loans, and $718,000 in nonperforming commercial (business) loans, partially offset by decreases of $468,000 in nonperforming commercial real estate loans and $123,000 in nonperforming consumer loans. Other real estate acquired through foreclosure declined from $7.4 million at the end of 1996 to $7.2 million at the end of the first quarter.

     Deposits

     Total deposits were $829.0 million at March 31, 1997, compared to $828.0 million at December 31, an increase of $1.0 million. Passbook savings accounts offered to higher balance customers at a premium rate increased by $4.2 million and other savings accounts increased by $1.2 million. Interest bearing and non-interest bearing checking account balances remained relatively unchanged from the prior year-end increasing by only $168,000, while certificates of deposit declined by $4.2 million.

     Stockholders' Equity

     Stockholders' equity was $55.6 million at March 31, 1997, or 6.1% of total assets compared to $54.3 million or 6.0% of total assets at December 31, 1996. At March 31, 1997, the Company's Tier 1 ("Leverage") Capital ratio was 5.83%, its Tier 1 Risk-Based Capital ratio was 8.87%, and the Total Risk-Based Capital ratio was 11.12%, all in excess of minimum regulatory guidelines for an institution to be considered "well-capitalized". At March 31, 1997, the Bank's regulatory capital levels were 6.47% for its Tier 1 ("Leverage") ratio, 9.85% for its Tier 1 Risk-Based Capital ratio, and 11.09% for its Total Risk-Based Capital ratio.

     Comparison of Results of Operations for the Three Months Ended March 31, 1997 and 1996

     Overview

     Net income for the first quarter of 1997 was $1.6 million or $.32 per share, compared to $1.2 million or $.24 per share for the same period of 1996, an improvement of $399,000 for the three month period. The Company's return on average assets and return on average equity also improved to 0.72% and 12.10%, respectively, for the first quarter of 1997 compared to 0.60% and 9.57%, respectively, for the first quarter of 1996.

     Analysis of Net Interest Income

     Net interest income for the first quarter of 1997 was $9.1 million compared to $7.9 million for 1996. This $1.2 million or 14.7% increase was primarily the result of additional income from balance sheet growth as total interest-earning assets increased by approximately $101.9 million. Interest income was $18.1 million for the three months ended March 31, 1997, an increase of $2.2 million over 1996 while interest expense increased by $1.0 million.
The average asset yield and the average cost of interest-bearing liabilities remained level at 8.36% and 4.53%, respectively. As a result, net interest spread for the first quarter of 1997 and 1996 was unchanged at 3.83% and net interest margin, which includes the benefit of noninterest bearing funds, decreased from 4.14% for 1996 to 4.12% for 1997.

     The following table summarizes the average yields earned on interest-earning assets and the average rates paid on interest-bearing liabilities for the three months ended March 31, 1997 and 1996 (in thousands):

                                                             Three Months Ended March 31,
                                           ----------------------------------------------------------------
                                                         1997                            1996
                                           ------------------------------- --------------------------------
                                             Average              Average    Average               Average
                                             Balance   Interest     Rate     Balance    Interest     Rate
                                           ---------- ---------- --------- ----------- ---------- ---------

 Interest earning assets:
 Loans, net  . . . . . . . . . . . . . . . $  745,893 $   16,506   8.77%   $   677,439 $   14,778   8.68%
 Investment securities . . . . . . . . . .     33,749        486   5.83         32,275        428   5.34
 Mortgage backed securities  . . . . . . .     19,962        306   6.12         20,403        291   5.71
 Interest bearing deposits in banks  . . .        118         --   5.49             43         --   3.67
 FHLB stock  . . . . . . . . . . . . . . .      4,869         87   7.25          3,695         68   7.28
 Federal funds sold  . . . . . . . . . . .     52,950        685   5.17         21,743        297   5.40
                                           ---------- ----------           ----------- ----------
 Total interest-earning assets . . . . . .    857,541     18,070   8.36        755,598     15,862   8.36
 Non interest-earning assets . . . . . . .     49,507                           46,291
                                           ----------                      -----------
 Total assets  . . . . . . . . . . . . . . $  907,048                      $   801,889
                                           ==========                      ===========
 Interest-bearing liabilities: . . . . . .
 Interest checking . . . . . . . . . . . . $   88,679        240   1.10    $    77,552        254   1.32
 Savings . . . . . . . . . . . . . . . . .     27,082        137   2.05         29,322        159   2.17
 Passbook gold . . . . . . . . . . . . . .    221,023      2,649   4.86         70,735        766   4.36
 Money market  . . . . . . . . . . . . . .     33,007        165   2.03         39,709        219   2.22
 Time deposits . . . . . . . . . . . . . .    410,499      5,471   5.40        482,125      6,481   5.41
 Subordinated debt . . . . . . . . . . . .      6,000        108   7.17             --         --     --
 Other borrowings  . . . . . . . . . . . .     16,137        199   5.01          4,357         48   4.40
                                           ---------- ----------           ----------- ----------
 Total interest-bearing liabilities  . . .    802,427      8,969   4.53        703,800      7,927   4.53
 Non interest-bearing liabilities  . . . .     50,910                           47,658
 Stockholders' equity  . . . . . . . . . .     53,711                           50,431
                                           ----------                      -----------
 Total liabilities and equity  . . . . . . $  907,048                      $   801,889
                                           ==========                      ===========
 Net interest income & net interest spread
                                                      $    9,101   3.83%               $    7,935   3.83%
                                                      ==========   ====                ==========   ====
 Net interest margin . . . . . . . . . . .                         4.12%                            4.14%
                                                                   ====                             ====
                                                                 Increase (Decrease) due to (1)
                                                                 ------------------------------
 Changes in Net Interest Income(1)                             Volume                Rate                Total
 ---------------------------------                             ------                ----                -----
 Interest earning assets:
 Loans, net  . . . . . . . . . . . . . . . . . .              $ 1,428              $  300              $ 1,728
 Investment securities . . . . . . . . . . . . .                   28                  30                   58
 Mortgage backed securities  . . . . . . . . . .                   (6)                 21                   15
 Interest bearing deposits in banks  . . . . . .                   --                  --                   --
 FHLB stock  . . . . . . . . . . . . . . . . . .                   21                  (2)                  19
 Federal funds sold  . . . . . . . . . . . . . .                  401                 (13)                 388
                                                               ------             -------               ------
    Total change in interest income  . . . . . .                1,872                 336                2,208
 Interest-bearing liabilities: . . . . . . . . .
    Interest checking  . . . . . . . . . . . . .                   31                 (45)                 (14)
    Savings  . . . . . . . . . . . . . . . . . .                  (14)                 (8)                 (22)
    Passbook gold  . . . . . . . . . . . . . . .                1,786                  97                1,883
    Money market . . . . . . . . . . . . . . . .                  (37)                (17)                 (54)
    Time deposits  . . . . . . . . . . . . . . .                 (845)               (165)              (1,010)
    Subordinated debt  . . . . . . . . . . . . .                  108                  --                  108
    Other borrowings . . . . . . . . . . . . . .                  138                  13                  151
                                                                -----               -----                -----
    Total change in interest expense . . . . . .                1,167                (125)               1,042
                                                               ------              ------               ------
 Increase (decrease) in net interest income  . .               $  705              $  461              $ 1,166
                                                               ======              ======              =======

(1) Changes in net interest income due to changes in volume and rate are based on absolute value.

     Noninterest Income

     Noninterest income for the first quarter of 1997 was $3.1 million compared to $678,000 for the same period in 1996, an increase of $2.4 million. Of the increase, $898,000 was the result of increased income from mortgage banking operations, principally gains on sale of loans, net of certain capitalized costs of production. In addition, the Company elected to sell certain portfolio loans and recorded gains on sale of loans amounting to $1.2 million for the first quarter of 1997. Other improvements included $93,000 from a third-party fee-based checking account program under the name "Generations Gold" and an increase of $62,000 in other sources of fee income on deposit accounts.

     The following table reflects the components of noninterest income for the three months ended March 31, 1997 and 1996 (in thousands):

                                                                       For the Three Months Ended March 31,
                                                                    ------------------------------------------
                                                                                                   Increase
                                                                         1997          1996       (Decrease)
                                                                    ------------- ------------- --------------
 Service charges on deposit accounts . . . . . . . . . . . . . . .  $        438  $        376  $          62
 Loan fee income . . . . . . . . . . . . . . . . . . . . . . . . .           125           125             --
 Income from mortgage banking activities . . . . . . . . . . . . .           898            --            898
 Gains on sales of portfolio loans . . . . . . . . . . . . . . . .         1,188           (11)         1,199
 Gain on sale of investments . . . . . . . . . . . . . . . . . . .            42             4             39
 Generations Gold fee income . . . . . . . . . . . . . . . . . . .           100             7             93
 Merchant charge card processing fees  . . . . . . . . . . . . . .            48            23             25
 Other income  . . . . . . . . . . . . . . . . . . . . . . . . . .           283           154            130
                                                                    ------------  ------------  -------------
 Total noninterest income  . . . . . . . . . . . . . . . . . . . .  $      3,124  $        678  $       2,446
                                                                    ============  ============  =============


     Noninterest Expense

     General and administrative ("G&A") expenses for the first quarter of 1997 were $8.2 million compared to $6.0 million, an increase of $2.3 million. The major factor responsible for the expense increase was the expansion of the Company's mortgage banking activities which accounted for substantially all of the increase in employees from 432 at March 31, 1996 to 644 at March 31, 1997. Total noninterest expenses, which include G&A expense, provisions for losses on ORE properties, ORE income and expense, and amortization of premiums paid on deposits, were $8.5 million for the first quarter of 1997 compared to $6.2 million for the same period last year.

     The following table reflects the components of noninterest expense for the three months ended March 31, 1997 and 1996 (in thousands):

                                                              For the Three Months
                                                                Ended March 31,
                                          ------------------------------------------------------------
                                                                                              Increase
                                                        1997                 1996           (Decrease)
                                                        ----                 ----           ----------
 Salaries and benefits . . . . . . . . .             $ 4,366              $ 3,253              $ 1,113
 Net occupancy expense . . . . . . . . .               1,284                1,025                  259
 Advertising . . . . . . . . . . . . . .                 209                   80                  129
 Data processing fees  . . . . . . . . .                 391                  317                   74
 FDIC and state assessments  . . . . . .                 127                  270                 (143)
 Telephone expense . . . . . . . . . . .                 251                  125                  126
 Legal and professional  . . . . . . . .                 248                  106                  142
 Postage and supplies  . . . . . . . . .                 336                  229                  107
 Other operating expense . . . . . . . .               1,028                  551                  477
                                                     -------               ------               ------
 G & A expenses  . . . . . . . . . . . .               8,240                5,956                2,284
 Provision for losses on ORE . . . . . .                 170                  180                  (10)
 ORE expense, net of ORE income  . . . .                 (13)                   1                  (14)
 Amortization of premium on deposits . .                 123                  123                   --
                                                      ------               ------              -------
 Total noninterest expense . . . . . . .             $ 8,520              $ 6,260              $ 2,260
                                                     =======              =======              =======


YEARS ENDED DECEMBER 31, 1996 AND 1995

     Comparison of Balance Sheets at December 31, 1996 and 1995

     Overview

     Total assets of the Company were $907.9 million at December 31, 1996 and $802.0 million at December 31, 1995, an increase of $105.9 million. This growth was primarily the result of the expansion of the Company's residential loan production capability. Total loans increased by $73.6 million from $669.4 million at the end of the prior year to $743.0 million at the end of 1996. Total deposits increased by $84.9 million from $743.1 million at year-end 1995 to $828.0 million.

     Investment and Mortgage-Backed Securities

     The Company's investment securities consisted of U.S. Treasury Bills and Notes and a $1.5 million revenue bond with the Northern Palm Beach County Improvement District (the "Revenue Bond"). The Revenue Bond is not an obligation of Palm Beach County, the State of Florida, or any political subdivision, municipality or agency, thereof. The principal and interest are payable solely from and are secured equally and ratably by a lien upon and pledge of the proceeds of special assessments levied by the district. This investment is taxable for federal income tax purposes.

     Loans and Loans Held for Sale

     Total loans at December 31, 1996 included $706.4 million of loans held for portfolio and $36.6 million held for sale, a total of $743.0 million. At December 31, 1995, these amounts were $664.7 million and $4.7 million, respectively. The $73.6 million increase in total loans was primarily comprised of a $25.5 million increase in residential loans to $405.9 million (54.6% of total loans), and a $41.3 million increase in other real estate-secured loans. At December 31, 1996, loans secured by first liens on real estate constituted 92.0% of the total loan portfolio. Commercial (business) loans not secured by real estate increased $4.7 million while consumer loans increased $3.1 million. Residential loan sales for 1996 amounted to $106.1 million and totalled $41.5 million for 1995.

     Allowance for Loan Losses

     The allowance for loan losses amounted to $13.1 million at December 31, 1996, compared to $14.9 million at December 31, 1995. The total amount of loans for determining the adequacy of the allowance includes $467.5 million of loans originated by the Company, purchased loans amounting to $275.5 million.

     The Company made various loan purchases totaling $157.4 million during 1994, $102.3 million during 1995 and $8.2 million in 1996. The Company allocated a portion of the discount on its purchased loans to the allowance in amounts consistent with loan loss allowance policy guidelines and recorded the remainder as an unearned discount to be accreted to income as a yield adjustment. In 1995 such allocation included $7.2 million related solely to the March 1995 Purchase. Subsequently, the principal balance of the March 1995 Purchase had declined to $39.9 million and losses on certain nonperforming loans in this pool had reduced the allowance allocated to this purchase to $5.9 million. The Company's history of administering this loan purchase indicates that the expected loss rate on the remaining loans in this portfolio would be less than the amount remaining in the allowance. Consequently, the Company reallocated $1.5 million from the allowance to unearned discount in the fourth quarter of 1996, reducing the December 31, 1996 allowance allocated to the March 1995 Purchase to $4.4 million. The overall allowance at year-end 1996 of $13.1 million also included $1.0 million allocated to loans purchased from CrossLand, $1.8 million allocated to other loan purchases, and $6.0 million allocated to originated loans.

     Activity to the allowance during 1996 included a $1.8 million provision for loan losses, loan charge-offs (net of recoveries) of $1.8 million, and $1.7 million allocated from the allowance to unearned discount. The net charge-off amount for 1996 included $1.0 million assessed against the allowance for loans acquired in the March 1995 Purchase as properties securing certain nonperforming loans which were purchased at a substantial discount were acquired through foreclosure and recorded at their fair value. At December 31, 1996 the amount of unearned discount on purchased loans not allocated to allowance totaled $4.7 million.

     Nonperforming Assets

     Nonperforming assets amounted to $22.6 million or 2.51% of total assets at December 31, 1996, as compared to $23.5 million or 2.93% of total assets at December 31, 1995. Nonperforming loans totaled $15.5 million at the end of 1996, an increase of $34,000 from the prior year-end total of $15.4 million. The ratio of nonperforming loans to total loans declined from 2.32% at the end of 1995 to 2.19% at year-end 1996. ORE acquired through foreclosure decreased by $701,000 from $8.1 million at the end of the prior year to $7.4 million at year-end 1996. The ratio of nonperforming assets to total assets at the end of 1996 was 2.51% compared to 2.93% at the end of 1995.

     Deposits

     Total deposits were $828.0 million at December 31, 1996, compared to $743.1 million at the prior year-end, an increase of $84.9 million. Passbook savings accounts offered to higher-balance customers at a premium rate of 5.00% increased by $156.5 million and retail checking and noninterest-bearing account balances increased $20.5 million or 19.18%. The Company reduced its reliance on time deposits through a less aggressive pricing strategy which resulted in an $83.7 million decline in certificates of deposits and a decline in other interest-bearing balances of $9.9 million. At December 31, 1996, jumbo ($100,000 and over) deposits totaled $49.3 million or 5.96% of total deposits. There were no brokered deposits.

     Convertible Subordinated Debt

     In December 1996 the Company completed a private offering of $6.0 million in 6.0% Debentures. The proceeds were used to increase the capital of the Bank. The Debentures are convertible by the holder at any time prior to maturity into shares of Company Common Stock at a conversion price of $17.85714 per share (equivalent to a conversion rate of 56 shares per $1,000 principal amount of Debentures). The Debentures were sold at par and the Company incurred $213,000 in expenses associated with the offering. The Company has the right to redeem the Debentures beginning in 2001 at 106% of face value, with the premium declining 1% per year thereafter and without any premium if the price of the Company Common Stock equals or exceed 130% of the conversion price for not less than 20 consecutive trading days.

     Stockholders' Equity

     Stockholders' equity of the Company was $54.3 million at December 31, 1996, or 6.0% of total assets compared to $50.9 million or 6.3% of total assets at December 31, 1995. At December 31, 1996, the Company's and the Bank's capital ratios were all in excess of minimum regulatory guidelines for an institution to be considered "well-capitalized."

     Comparison of Results of Operations for the Year Ended December 31, 1996 and 1995

     Overview

     Consolidated net income for 1996 was $3.8 million or $.76 per share compared to $5.8 million or $1.26 per share for 1995. Consolidated net income excluding the SAIF special assessment would have been $_____ million or $______ per share for 1996 as compared to $_____ million or $_____ per share for 1995, excluding negative goodwill accretion.

     Analysis of Net Interest Income

     Net interest income for 1996 was $34.0 million compared to $27.9 million for 1995. This $6.2 million or 22.1% increase was primarily the result of $3.9 million in additional income from balance sheet growth and a more favorable mix of earning assets. An increase in net interest spread also improved net interest income by $2.2 million. Interest income was $66.9 million for 1996, an increase of $9.1 million over 1995. During the same period interest expense increased by $2.9 million from $30.0 million for 1995 to $32.9 million for 1996. Asset yield increased 25 basis points from 8.21% for 1995 to 8.46% for 1996 and average earning assets increased $83.6 million. The average cost of interest-bearing liabilities decreased 5 basis points from 4.55% to 4.50%.
Net interest spread increased 30 basis points from 3.66% for 1995 to 3.96% for 1996 and net interest margin, which includes the benefit of noninterest bearing funds, increased from 3.94% for 1995 to 4.28% for 1996.

     The following table summarizes the average yields earned on interest-earning assets and the average rates paid on interest-bearing liabilities for the years ended December 31, 1996 and 1995 (in thousands):

                                                          Years Ended December 31,
                                     -----------------------------------------------------------------
                                                   1996                             1995
                                     -----------------------------------------------------------------
                                        Average              Average     Average               Average
                                        Balance   Interest     Rate      Balance    Interest    Rate
                                     ---------------------- ---------------------- ---------- --------
Interest earning assets:
  Loans, net  . . . . . . . . . . .  $   704,919 $  62,244     8.78%  $   604,535  $  52,389   8.65%
  Investment securities . . . . . .       25,905     1,413     5.46        31,042      1,431   4.60
  Mortgage backed securities  . . .       20,494     1,325     6.46        13,515        827   6.12
  Interest bearing deposits in banks          79         2     2.91           290         17   5.82
  FHLB stock  . . . . . . . . . . .        4,548       330     7.26         3,126        231   7.40
  Federal funds sold  . . . . . . .       30,188     1,633     5.32        49,978      2,968   5.86
                                     ----------- ---------            -----------  ---------
  Total interest-earning assets . .      786,133    66,947     8.46       702,486     57,863   8.21
  Non interest-earning assets . . .       46,343                           45,556
                                     -----------                      -----------
  Total assets  . . . . . . . . . .  $   832,476                      $   748,042
                                     ===========                      ===========
Interest-bearing liabilities:
  Interest checking . . . . . . . .       80,442       944     1.17   $    67,005      1,081   1.61
  Savings . . . . . . . . . . . . .      170,100     7,281     4.28        90,904      3,281   5.57
  Money market  . . . . . . . . . .       37,778       809     2.14        58,862      1,735   2.94
  Time deposits . . . . . . . . . .      433,860    23,392     5.39       439,824     23,777   5.41
  FHLB advances . . . . . . . . . .          956        52     5.21            --         --     --
  Other borrowings  . . . . . . . .        8,884       448     4.95         3,304        127   3.85
                                     ----------- ---------            -----------  ---------
  Total interest-bearing liabilities     732,020    32,926     4.50       659,899     30,001   4.55
  Non interest-bearing liabilities        48,821                           45,285
  Stockholders' equity  . . . . . .       51,635                           42,858
                                     -----------                      -----------
  Total liabilities and equity  . .  $   832,476                      $   748,042
                                     ===========                      ===========
  Net interest income/net interest
    spread  . . . . . . . . . . . .              $  34,021     3.96%               $  27,862   3.66%
                                                 =========     ====                =========   ====
  Net interest margin . . . . . . .                            4.28%                           3.94%
                                                               ====                            ====

                                       Increase(Decrease) Due to (1)
                                       -----------------------------
Changes in Net Interest Income          Volume      Rate      Total
------------------------------       ---------------------- ----------
Interest earning assets:
  Loans, net  . . . . . . . . . . .  $     8,108 $   1,747  $   9,855
  Investment securities . . . . . .          (91)       73        (18)
  Mortgage backed securities  . . .          449        49        498
  Interest bearing deposits in banks          (9)       (6)       (15)
  FHLB stock  . . . . . . . . . . .          103        (4)        99
  Federal funds sold  . . . . . . .       (1,091)     (244)    (1,335)
                                     ----------- ---------  ---------
  Total change in interest income .        7,469     1,615      9,084
Interest-bearing liabilities:
  Interest checking . . . . . . . .          191      (328)      (137)
  Savings . . . . . . . . . . . . .        3,738       262      4,000
  Money market  . . . . . . . . . .         (530)     (396)      (926)
  Time deposits . . . . . . . . . .         (173)     (212)      (385)
  FHLB advances . . . . . . . . . .           52        --         52
  Other borrowings  . . . . . . . .          248        73        321
                                     ----------- ---------  ---------
  Total change in interest expense         3,526      (601)     2,925
                                     ----------- ---------  ---------
  Increase (decrease) in net
    interest income   . . . . . . .  $     3,943 $   2,216  $   6,159
                                     =========== =========  =========

(1) Changes in net interest income due to changes in volume and rate are based on absolute values.

  Noninterest Income

  Noninterest income for 1996 was $5.6 million compared to $2.8 million for the same period of 1995, an increase of $2.9 million. The gain on sale of the former headquarters building accounted for $1.2 million of the increase.
Income from the Company's expanded mortgage banking activities increased $878,000, service fees on deposit accounts increased $211,000, loan service and other ancillary fees increased $327,000, and net gains on sale of investments increased $343,000. Other sources of income increased $148,000 and merchant charge card processing fees, a program which has been discontinued, declined $249,000.

  The following table reflects the components of noninterest income for the years ended December 31, 1996 and 1995 (in thousands):

                                                               For the Years Ended December 31,
                                                       ------------------------------------------------
                                                                                          Increase
                                                            1996           1995          (Decrease)
                                                       ------------------------------------------------
Service charges on deposit accounts                    $        1,606 $        1,395 $             211
Loan fee income                                                   604            277               327
Mortgage banking activities                                     1,002            124               878
Gain on sale of ORE held for investment                         1,207             --             1,207
Net gains on sale of investments                                  370             27               343
Merchant charge card processing fees                                1            250              (249)
Other income                                                      826            678               148
                                                       -------------- -------------- -----------------
Total noninterest income                               $        5,616 $        2,751 $           2,865
                                                       ============== ============== =================

  Noninterest Expense

  Total noninterest expenses for 1996 were $31.8 million compared to $22.9 million for the same period in 1995, an increase of $9.0 million. Noninterest expenses for 1996 include a $2.5 million charge for the one-time SAIF Special Assessment (See "Business--Supervision and Regulation--Deposit Insurance") and a $1.6 million provision for losses on ORE, primarily related to two ORE properties. See "Other Real Estate Acquired Through Foreclosure." G&A expenses for 1996, included in the noninterest expense total, were $27.4 million compared to $22.1 million, an increase of $5.2 million. The increase was primarily the result of expanding the Company's mortgage banking activities and related administrative support units.

  The following table reflects the components of noninterest expense for the years ended December 31, 1996 and 1995 (in thousands):

                                                            For the Years Ended December 31,
                                                          -------------------------------------
                                                                                     Increase
                                                              1996        1995      (Decrease)
                                                          -------------------------------------
Salaries and benefits . . . . . . . . . . . . . . . . .   $    14,309 $     11,251 $     3,058
Net occupancy expense . . . . . . . . . . . . . . . . .         4,507        3,211       1,296
Advertising . . . . . . . . . . . . . . . . . . . . . .           519          439          80
Data processing fees and services . . . . . . . . . . .         1,451        1,152         299
FDIC and state assessments  . . . . . . . . . . . . . .           949        1,566        (617)
Other operating expense . . . . . . . . . . . . . . . .         5,617        4,500       1,117
                                                          ----------- ------------ -----------
G & A expenses  . . . . . . . . . . . . . . . . . . . .        27,352       22,119       5,233
SAIF Special Assessment . . . . . . . . . . . . . . . .         2,539           --       2,539
Provision for losses on ORE . . . . . . . . . . . . . .         1,611           --       1,611

Other ORE expense (income)  . . . . . . . . . . . . . .          (172)         289        (461)
Amortization of premium on deposits . . . . . . . . . .           491          450          41
                                                          ----------- ------------ -----------
Total noninterest expense . . . . . . . . . . . . . . .   $    31,821 $     22,858 $     8,963
                                                          =========== ============ ===========


YEARS ENDED DECEMBER 31, 1995 AND 1994

  Comparison of Balance Sheets at December 31, 1995 and 1994

  Overview

  Total assets were $802.0 million at December 31, 1995 compared to $626.4 million at year-end 1994, an increase of $175.6 million or 28.0%. The source of funds for this growth included $126.6 million in deposits from the thirteen branches opened in the latter part of 1994 and throughout 1995. These additional funds were primarily invested in residential and commercial real estate-secured loans. Total stockholders' equity increased by $14.7 million to $50.9 million at year-end 1995 as a result of the 1995 stock offerings and earnings retention.

  Investment and Mortgage-Backed Securities

  Investment securities, consisting of U.S. Treasury and federal agency securities, were $64.8 million at December 31, 1995 compared to $40.2 million at December 31, 1994, an increase of $24.5 million. This increase included $19.7 million from securitizing a portion of the Company's residential loan originations into mortgage backed securities to improve liquidity and risk based capital ratios.

  Loans and Loans Held for Sale

  Total loans were $669.4 million at December 31, 1995, an increase of $153.1 million or 29.6% over the $516.3 million total at year-end 1994. One-to-four family residential mortgages amounted to $388.2 million at year-end 1995 compared to $293.1 million at the prior year-end, an increase of $95.1 million. Fundings of residential loans through direct lending activities and a correspondent/broker network amounted to $119.7 million and there were $100.3 million in residential loan purchases. The next largest loan category, commercial real estate, amounted to $153.2 million at December 31, 1995 compared to $112.1 million at year-end 1994, an increase of $41.1 million. Multi-family residential loans amounted to $75.1 million at year-end 1995 compared to $60.8 million at December 31, 1994. Substantially all fundings of commercial real estate and multi-family residential loans were through direct lending activities.

  Commercial (business) loans amounted to $29.7 million at December 31, 1995 compared to $24.6 million at year-end 1994, an increase of $5.1 million. Consumer loans, consisting primarily of loans secured by second liens on residential real estate, amounted to $6.8 million at year-end 1995 compared to $6.4 million at end of the prior year, an increase of $421,000.

  Allowance for Loan Losses

  The allowance for loan losses amounted to $14.9 million at December 31, 1995, an increase of $7.8 million from the $7.1 million allowance at December 31, 1994. This increase primarily resulted from the transfer of $7.7 million of discounts from purchases of various loan pools into an allowance established for those loans. During March 1995 the Company made the March 1995 Purchase for a cash payment of $39.9 million with a resulting discount of $8.2 million. The March 1995 Purchase included 941 loans amounting to $46.3 million, which were current as to their scheduled principal and interest payments, and 34 loans amounting to $1.8 million which were delinquent 90 days or more. Of this discount, $7.2 million was allocated to the allowance for those loans, based primarily on management's evaluation of collateral values, with the $982,000 remainder recorded as unearned income. At December 31, 1995, the amount included in the allowance allocated to the March 1995 Purchase was $6.9 million and such portion allocated to the allowance is available only to absorb losses in such portfolio. For a discussion of the use of allocated loan loss reserves, see "Business -- Asset Quality". Management continually monitors the status of its purchased loans and may, at a later date, adjust the amounts allocated between loan discount and the loan loss reserve. Other activity to the allowance included provisions for loan losses of $1.7 million (based generally on the growth in the loan portfolio), loan charge-offs (net of recoveries) of $1.5 million, and $503,000 in discounts allocated to allowance from other loan purchases.

  Nonperforming Assets

  Nonperforming assets amounted to $23.5 million or 2.93% of total assets at December 31, 1995, as compared to $22.5 million or 3.59% of total assets at December 31, 1994. Nonperforming assets consisted of $15.4 million of nonperforming loans and $8.1 million of ORE. The $1.0 million increase in nonperforming assets during the year consisted primarily of the addition of nonperforming commercial (business) and commercial real estate loans totaling $4.0 million, partially offset by the removal from nonperforming status, through repayment and/or return to performing status, of commercial (business) loans and commercial real estate loans totaling $2.3 million. Other reductions to nonperforming assets were in commercial (business) loans ($115,000), consumer loans ($300,000) and ORE ($1.2 million).

  Deposits

  Total deposits were $743.1 million at December 31, 1995, compared to $583.9 million at the prior year-end, an increase of $159.2 million or 27.3%. Time deposits increased $186.0 million which was partially offset by reductions of $21.2 million in savings accounts and $8.1 million in money market accounts. Of the total increase in deposits, $126.6 million is attributable to deposit growth at 13 new branch locations opened in 1994 and 1995.

  Stockholders' Equity

  Stockholders' equity was $50.9 million at December 31, 1995, or 6.4% of total assets compared to $36.2 million or 5.8% of total assets at December 31, 1994. At December 31, 1995, the Tier 1 Capital ("Leverage") ratio was 6.00%, the Tier 1 Risk-Based Capital ratio was 9.17%, and the Total Risk-Based Capital ratio was 10.30%, all in excess of minimum regulatory guidelines for an institution to be considered "well-capitalized". On June 27, 1995, an offering was completed to the public and the stockholders of 800,000 shares of common stock. The common stock was offered through a combined subscription rights offering and an underwritten public offering resulting in net proceeds of $9.1 million.

  Comparison of Results of Operations for Years Ended December 31, 1995 and 1994

  Overview

  Net income for the year ended December 31, 1995 was $5.8 million compared to $6.9 million for the same period of the previous year which included the non-recurring benefit from certain income tax items and a full year's accretion of negative goodwill. Income tax expense was $1.9 million for 1995 compared to $468,000 in 1994, an increase of $1.4 million. This was primarily due to a $1.3 million decrease in the deferred income tax valuation allowance in 1994 which reduced income tax expense by that amount. Earnings per share were $1.26 for 1995 compared to $1.67 for 1994. Return on average assets for 1995 was
 .77% compared to 1.25% and .76% in 1994, while return on average equity was 13.47% compared to 21.34% and 12.97% in 1994.


  Analysis of Net Interest Income

  Net interest income for 1995 was $27.9 million compared to $20.2 million for 1994. This $7.6 million or 37.6% increase, was primarily the result of additional income from balance sheet growth throughout 1994 and 1995 and a more favorable asset mix as liquid assets were redeployed into higher-yielding loans. Interest income was $57.9 million for 1995, an increase of $20.7 million over 1994. Interest expense increased by $13.1 million from $16.9 million for 1994 to $30.0 million for 1995. Average asset yield increased 95 basis points and average earning assets increased $192.7 million, while the average cost of interest-bearing liabilities increased 106 basis points as a result of a more competitive market for customer deposits during 1995. Net interest spread decreased 11 basis points from 3.77% for 1994 to 3.66% for 1995 while net interest margin, which includes the benefit of noninterest bearing funds, was generally unchanged at 3.94% for 1995 compared to 3.96% for 1994.

  The following table summarizes the average yields earned on interest-earning assets and the average rates paid on interest-bearing liabilities for the years ended December 31, 1995 and 1994 (in thousands):

                                                               Years Ended December 31,
                                        ----------------------------------------------------------------------
                                                         1995                               1994
                                        ----------------------------------------------------------------------
                                           Average                  Average     Average              Average
                                           Balance     Interest       Rate      Balance    Interest    Rate
                                        ------------------------- --------------------------------- ----------
Interest earning assets:
  Loans, net  . . . . . . . . . . . . . $   604,535 $     52,389       8.65%  $   396,238 $ 32,699     8.24%
  Investment securities . . . . . . . .      31,042        1,431       4.60        47,631    1,939     4.06
  Mortgage backed securities  . . . . .      13,515          827       6.12            --       --       --
  Interest bearing deposits in banks  .         290           17       5.82           549       16     2.98
  FHLB stock  . . . . . . . . . . . . .       3,126          231       7.40           255       13     5.00
  Federal funds sold  . . . . . . . . .      49,978        2,968       5.86        65,080    2,448     3.71
                                        ----------- ------------              ----------- --------
  Total interest-earning assets . . . .     702,486       57,863       8.21       509,753   37,115     7.26
  Non interest-earning assets . . . . .      45,556                                40,499
                                        -----------                           -----------
  Total assets  . . . . . . . . . . . . $   748,042                           $   550,252
                                        ===========                           ===========
Interest--bearing liabilities:
  Interest checking . . . . . . . . . . $    67,005        1,081       1.61   $    63,390    1,086     1.71
  Savings . . . . . . . . . . . . . . .      90,904        3,281       5.57        66,049    2,136     3.24
  Money market  . . . . . . . . . . . .      58,862        1,735       2.94        72,211    1,587     2.20
  Time deposits . . . . . . . . . . . .     439,824       23,777       5.41       279,058   11,958     3.49
  FHLB advances . . . . . . . . . . . .          --           --        --            658       36     5.52
  Other borrowings  . . . . . . . . . .       3,304          127       3.85         2,259       68     2.97
                                        ----------- ------------              ----------- --------
  Total interest-bearing liabilities  .     659,899       30,001       4.55       483,625   16,871     3.49
  Non interest-bearing liabilities  . .      45,285                                34,411
  Stockholders' equity  . . . . . . . .      42,858                                32,216
                                        -----------                           -----------
  Total liabilities and equity  . . . . $   748,042                           $   550,252
                                        ===========                           ===========

  Net interest income/net interest
    spread  . . . . . . . . . . . . . .             $     27,862       3.66%              $ 20,244     3.77%
                                                    ============       ====               ========     ====
  Net interest margin . . . . . . . . .                                3.94%                           3.96%
                                                                       ====                            ====
                                        Increase(Decrease) Due to  (1)
                                        ------------------------------
Changes in Net Interest Income             Volume        Rate        Total
------------------------------          ------------------------- ------------
Interest earning assets:
  Loans, net  . . . . . . . . . . . . . $    18,651 $      1,038  $    19,689
  Investment securities . . . . . . . .        (741)         233         (508)
  Mortgage backed securities  . . . . .         827           --          827
  Interest bearing deposits in banks  .         (10)          11            1
  FHLB stock  . . . . . . . . . . . . .         210            9          219
  Federal funds sold  . . . . . . . . .        (662)       1,182          520
                                        ----------- ------------  -----------
  Total change in interest income . . .      18,275        2,473       20,748
Interest-bearing liabilities:
  Interest checking . . . . . . . . . .          60          (65)          (5)
  Savings . . . . . . . . . . . . . . .       1,451         (306)       1,145
  Money market  . . . . . . . . . . . .        (329)         477          148
  Time deposits . . . . . . . . . . . .       9,533        2,286       11,819
  FHLB advances . . . . . . . . . . . .         (18)         (18)         (36)
  Other borrowings  . . . . . . . . . .          64           (5)          59
                                        ----------- ------------  -----------
  Total change in interest expense  . .      10,761        2,369       13,130
                                        ----------- ------------  -----------
  Increase (decrease) in net interest
    income  . . . . . . . . . . . . . . $     7,514 $        104  $     7,618
                                        =========== ============  ===========

(1) Changes in net interest income due to changes in volume and rate are based on absolute values.

  Noninterest Income

  Noninterest income for 1995 was $2.8 million compared to $2.6 million for 1994, an increase of $139,000. The prior year had included $315,000 from settlement of a claim against a borrower released from bankruptcy. Included in 1995 was a $57,000 lease termination settlement from a lessee who had sublet space in a building leased by the Company. Other improvements were due to a $148,000 increase in service charge and fee income from higher deposit levels and gains on sale of loans of $124,000. Income from processing charge card deposits for merchants was $250,000 in 1995 compared to $204,000 in 1994. This program was discontinued in August 1995.

  The following table reflects the components of noninterest income for the years ended December 31, 1995 and 1994 (in thousands):

                                                       For the Years
                                                     Ended December 31,
                                           --------------------------------------
                                                                      Increase
                                               1995        1994      (Decrease)
                                           --------------------------------------
Service charges on deposit accounts        $     1,395 $     1,247 $         148
Loan fee income                                    277         368           (91)
Merchant charge card processing fees               250         204            46
Gains on sales of loans                            124          --           124
Other income                                       705         793           (88)
                                           ----------- ----------- -------------
Total noninterest income                   $     2,751 $     2,612 $         139
                                           =========== =========== =============


  Noninterest Expense

  Total noninterest expenses for 1995 were $22.9 million compared to $16.6 million for 1994, an increase of $6.3 million. G & A expenses for 1995 were $22.1 million compared to $14.9 million, an increase of $7.2 million. The primary reasons for these increases were the additional personnel and other operating costs related to the thirteen new branches which accounted for $2.9 million of the increase in G & A expense, an overall expansion of the lending and administrative functions, and a $252,000 expense to record a loss on reimbursing credit cardholders for chargebacks.

  The following table reflects the components of noninterest expense for the years ended December 31, 1995 and 1994 (in thousands):

                                                       For the Years
                                                     Ended December 31,
                                           --------------------------------------
                                                                      Increase
                                               1995        1994      (Decrease)
                                           --------------------------------------
Salaries and benefits                      $    11,251 $     7,339 $       3,912
Net occupancy expense                            3,211       1,308         1,903
Advertising                                        439         349            90
Data processing fees                             1,152       1,472          (320)
FDIC and state assessments                       1,566       1,188           378
Loan collection and repossession expense           128         206           (78)
Other operating expense                          4,372       3,054         1,318
                                           ----------- ----------- -------------
G & A expenses                                  22,119      14,916         7,203
ORE expense (net)                                  289         432          (143)
Amortization of premium on deposits                450       1,269          (819)
                                           ----------- ----------- -------------
Total noninterest expense                  $    22,858 $    16,617 $       6,241
                                           =========== =========== =============


  Income Taxes

  Income tax expense for 1995 was $1.9 million, which was net of a $177,000 reduction in the estimated amount of the valuation allowance for the deferred tax asset and a $122,000 tax credit related to the prior year's income tax return. The income tax provision for the same period in 1994 was $468,000 which was net of a $1.3 million decrease in the valuation allowance.

LIQUIDITY AND ASSET/LIABILITY MANAGEMENT

  Liquidity

  The Asset/Liability Management Committee ("ALCO") reviews the Company's liquidity, which is its ability to generate sufficient cash to meet the funding needs of current loan demand, deposit withdrawals, and other cash demands. The primary sources of funds consist of deposits, amortization and prepayments of loans, and sales of investments. The Bank is a member of the FHLB and has the ability to borrow to supplement its liquidity needs.

  At March 31, 1997, the liquidity ratio, consisting of net cash and investments of $109.5 million divided by net deposits and short-term liabilities of $82.8 million, was 13.22% as compared to 13.42% at December 31, 1996. Net liquid assets were $33.6 million in excess of the amount required by Florida banking regulations.

  Asset/Liability Management

  One of the primary objectives of the Company is to reduce fluctuations in net interest income caused by changes in interest rates. To manage interest rate risk, the Board of Directors has established interest-rate risk policies and procedures which delegate to ALCO the responsibility to monitor and report on interest-rate risk, devise strategies to manage interest-rate risk, monitor loan originations and deposit activity, and approve all pricing strategies.

  The management of interest rate risk is one of the most significant factors affecting the ability to achieve future earnings. The measure of the mismatch of assets maturing or repricing within certain periods, and liabilities maturing or repricing within the same period, is commonly referred to as the "gap" for such period. Controlling the maturity or repricing of an institution's assets and liabilities in order to minimize interest rate risk is commonly referred to as gap management. "Negative gap" occurs when, during a specific time period, an institution's liabilities are scheduled to reprice more rapidly than its assets, so that, barring other factors affecting interest income and expense, in periods of rising interest rates the institution's interest expense would increase more rapidly than its interest income, and in periods of falling interest rates the institution's interest expense would decrease more rapidly than its interest income. "Positive gap" occurs when an institution's assets are scheduled to reprice more rapidly than its liabilities, so that, barring other factors affecting interest income and expense, in periods of falling interest rates the institution's interest income would decrease more rapidly than its interest expense, and in periods of rising interest rates the institution's interest income would increase more rapidly than its interest expense. It is common to focus on the one-year gap, which is the difference between the dollar amount of assets and the dollar amount of liabilities maturing or repricing within the next twelve months.

  ALCO uses an industry standard computer modeling system to analyze the impact of financial strategies prior to their implementation. The system attempts to simulate the asset and liability base and project future operating results under a variety of interest rate and spread assumptions. Through this management tool, management can also, among other things, project the effects of changing its asset and liability mix and modifying its balance sheet, and identify appropriate investment opportunities. The results of these simulations are evaluated within the context of the interest-rate risk policy, which sets out target levels for the appropriate level of interest-rate risk.

  The policy is to maintain a cumulative one-year gap of no more than 15% of total assets. Management attempts to conform to this policy primarily by managing the maturity distribution of the investment portfolio and emphasizing loan originations and loan purchases carrying variable interest rates tied to interest-sensitive indices. Additionally, the Bank has joined the FHLB to enhance its liquidity position and to provide it with the ability to utilize long-term fixed-rate advances to improve the match between interest-earning assets and interest-bearing liabilities in certain periods. Currently, off-balance-sheet hedging instruments are not used to manage overall interest rate risk but such instruments are used to limit the exposure to changes in the value of residential loans held for resale and estimated loan commitments to originate and close fixed rate residential and mortgage loans. However, there continues to be a risk that such loan commitments do not close or are renegotiated in a declining interest rate environment. Management may expand its use of off-balance sheet hedging instruments to manage exposure to overall interest rate risk in the future, subject to Board approval.

  The cumulative one year gap at March 31, 1997 was $8.9 million or a positive
 .97% (expressed as a percentage of total assets).   Management will attempt to
moderate any lengthening of the repricing structure of earning assets by emphasizing variable-rate assets and, where appropriate, match-funding longer-term fixed rate loans with FHLB advances. See "Business -- Sources of Funds".

  The following table presents the maturities or repricing of interest-earning assets and interest-bearing liabilities at March 31, 1997. The balances shown have been derived based on the financial characteristics of the various assets and liabilities. Adjustable and floating-rate assets are included in the period in which interest rates are next scheduled to adjust rather than their scheduled maturity dates. Fixed rate loans are shown in the periods in which they are scheduled to be repaid according to contractual amortization and, where appropriate, prepayment assumptions based on the coupon rates in the portfolio have been used to adjust the repayment amounts. Repricing of time deposits is based on their scheduled maturities. Based on management's experience in the markets in which the Company operates, statement savings deposits are assumed to reprice at 8.3% of the total balance in the first three months, 8.3% in the four-to-six month category, 16.7% in the six-to-12 month category, and the remaining 66.7% from one to five years. Passbook savings deposits are assumed to reprice equally over a 24 month period. Repricing of interest checking and money market accounts is assumed to occur at 10% of the total balance for every three month interval.

                         INTEREST SENSITIVITY ANALYSIS
                                 MARCH 31, 1997
                             (dollars in thousands)

                                    0-3 Months         4-12 Months          1-5 Years          Over 5 Years
                               -------------------- ------------------ ------------------- -------------------
                                            Yield/              Yield/              Yield/             Yield/
                                 Amount      Rate     Amount     Rate    Amount      Rate    Amount     Rate
                               ----------- -------- ---------- ------- ----------- ------- ---------- --------
 Interest-earning assets:
 U.S. Treasury securities
  and government agencies  . . $    7,715   5.24%   $   1,978  5.34%   $   31,471  5.91%   $      --     --%
 Revenue bonds . . . . . . . .         --    --           --     --         1,545  8.60           --     --
 Mortgage backed securities  .         --    --        19,661  5.53            --    --           --     --
 Federal funds sold  . . . . .     41,000   5.37           --    --            --    --           --     --
 Interest bearing deposits in
  banks  . . . . . . . . . . .         --     --           --    --            --    --           --     --
 FHLB stock  . . . . . . . . .         --     --           --    --            --    --        5,081   7.25
 Loans . . . . . . . . . . . .    163,252   9.13      218,238  8.32       245,912  8.68      121,091   8.18
                               ----------           ----------         -----------         ----------
 Total interest-earning
  assets   . . . . . . . . . . $  211,967   8.26    $ 239,877  8.07    $  278,928  8.37    $ 126,172   8.14

 Interest-bearing
 liabilities:
 Deposits
  Interest checking  . . . . . $    8.991   1.09    $  26,973  1.09    $   53,931  1.09    $      --     --
  Money market   . . . . . . .      2,667   2.08        8,001  2.08        21,349  2.08           --     --
  Savings  . . . . . . . . . .      2,298   1.98        6,894  1.98        18,377  1.98           --     --
  Passbook Gold  . . . . . . .     27,972   4.88       83,916  4.88       111,888  4.88           --     --
  Time deposits  . . . . . . .    106,146   5.14      152,762  5.20       147,797  5.86           32   5.92
  Subordinated debt  . . . . .         --     --           --    --            --    --        6,000   6.00
  Obligations under capital
    leases   . . . . . . . . .         45   7.49          135  7.49           263  7.49           --     --
  Repurchase agreements  . . .     16,160   4.99           --    --            --    --           --     --
                               ----------           ---------          ----------          ---------
 Total interest-bearing
  liabilities  . . . . . . . . $  164,279   4.76    $ 278,681  4.54    $  353,605  4.39    $   6,032   6.00
                               ----------           ---------          ----------          ---------

 Excess (deficiency) of
  interest-earning assets
  over interest-bearing
  liabilities  . . . . . . . . $   47,688   3.50%   $ (38,804) 3.53%   $  (74,677) 3.98%   $ 120,140   2.14%
                               ==========   ====    =========  ====    ==========  ====    =========   ====

 Cumulative excess
  (deficiency) of interest-
  earning assets over
  interest-bearing
  liabilities  . . . . . . . . $   47,688   3.50%   $   8,884  3.54%   $  (65,793) 3.72%   $  54,347   3.69%
                               ==========   ====    =========  ====    ==========  ====    =========   ====

 Cumulative excess
  (deficiency) of interest-
  earning assets over
  interest-bearing
  liabilities as a percent of
  total assets   . . . . . . .              5.23%               .97%              (7.21)%              5.96%
                                            ====                ===               =====                ====

EFFECTS OF INFLATION

     As a financial institution, the majority of the Company's assets are monetary in nature and, therefore, differ greatly from those of most industrial or commercial companies that have significant investments in fixed assets. The effects of inflation on the financial condition and results of operations, therefore, are less significant than the effects of changes in interest rates. The most significant effect of inflation is on noninterest expense, which tends to rise during periods of general inflation.

                                    BUSINESS

     The Company is a bank holding company organized in March 1996 under the laws of the State of Florida and is the parent of the Bank, a Florida-chartered, federally-insured commercial bank. At March 31, 1997, the Company's total assets were $912.1 million, total loans were $748.5 million, total deposits were $829.1 million and total stockholders' equity was $55.6 million. The Company is regulated by the Federal Reserve and the Bank is regulated by the Department and the FDIC. The Bank's deposits are insured by the FDIC up to applicable limits. The Bank is a member of the FHLB. See "--Supervision and Regulation."

BACKGROUND AND PRIOR OPERATING HISTORY

     In May 1993, William R. Hough and John W. Sapanski acquired from the prior controlling stockholder over 99% of the Bank's outstanding common stock for $4.5 million and made an additional capital infusion of $3.5 million to meet regulatory capital requirements. The transaction was accounted for using purchase or push-down accounting treatment, which established a new accounting basis. The assets and liabilities were restated from historical cost to their fair market values as of May 28, 1993, premises and equipment totaling $1.4 million were written off, and the historical equity capital balances were not carried forward. The excess of fair market value of assets acquired and liabilities assumed exceeded the cost of acquisition by $5.9 million which resulted in the creation of "negative goodwill" in that amount. That negative goodwill was accreted to income over a 26 month period from May 28, 1993 through July 31, 1995, the weighted average life of the earning assets at the change of control.

     Pursuant to the CrossLand Purchase and Assumption, the Bank purchased 12 branches in Pinellas, Manatee and Sarasota counties from CrossLand, a federal stock savings bank, and assumed deposit liabilities of $327.7 million. The Bank paid CrossLand $11.5 million for the branches and related furniture, fixtures, equipment and other assets, plus a $1.9 million (sixty basis points) premium on the dollar amount of the deposits assumed. Concurrently, the Bank purchased performing and non-performing loans secured by real estate and ORE amounting to $201.6 million from CrossLand. The CrossLand Purchase and Assumption increased total assets to $531.3 million and total deposits to $494.3 million at December 31, 1993.

     In December 1993, the Bank sold 1.4 million shares of common stock in an initial public offering at a price of $8.00 per share. The net proceeds of such offering totaled $10.3 million. In addition, the Bank sold 75,000 shares of Series A non-cumulative convertible perpetual preferred stock for a purchase price of $6.6 million (or $88.00 per share). In June 1995, the Bank sold 800,000 shares of its common stock in a combined subscription rights and public offering at $12.50 per share, with net proceeds totaling $9.1 million.

     In February 1996, the Bank's shareholders approved a reorganization under which the Bank became a wholly-owned subsidiary of the Company. All holders of shares of the Bank's common and preferred stock received one share of the Company's Common Stock for each share of the Bank's common stock held of record and one share of the Company's $20.00 par value noncumulative convertible perpetual preferred stock for each share of the Bank's preferred stock held of record. Holders of outstanding options to purchase or acquire the Bank's common stock received options to purchase an equal number of shares of Company Common Stock.

     In December 1996, the Company completed a private offering of $6.0 million of its 6.0% Debentures.

BUSINESS STRATEGY

     The Company's business strategy entails (i) originating and purchasing real estate secured loans for portfolio and sale and originating business and consumer loans for portfolio; (ii) improving market share and expanding its market area through acquisitions of financial institutions and de novo branching; (iii) increasing non-interest income through expanded mortgage banking activities and emphasizing commercial and retail checking relationships; and

(iv) increasing its range of products and services. While pursuing this strategy, management remains committed to improving asset quality, managing interest rate risk and enhancing profitability.

     The Company's business strategy has resulted in:

     . Increased Earnings - In 1994 and 1995 earnings before taxes and amortization of negative goodwill were $4.7 million and $6.1 million, respectively. In 1996, earnings before taxes and the one-time SAIF special assessment were $8.6 million. In the three months ended March 31, 1997, earnings before taxes totaled $2.6 million.

     . Expanded Branch Network - Since the Change of Control in May 1993, the Company has expanded its retail banking presence from seven branches in northern Pinellas County at mid-year 1993, to its current 35 branches in Hernando, Pasco, Pinellas, Manatee, Sarasota and Orange Counties. Further market expansion will occur upon the acquisition of FFO later this year which will add eleven branches in the central Florida market, including five in Osceola County, five in Brevard County, and one in Orange County, bringing the total number of branches to 46.

     . Increased Levels and Sources of Noninterest Income - The Company has expanded its sources and amounts of fee income by emphasizing mortgage banking activities and new products, including a program that generates fee income for the Company when the Company's checking account customers utilize the travel and other services of certain third-party providers.

     . Improved Asset Quality Ratios - The assets acquired in the Change of Control and from CrossLand included significant levels of nonperforming assets. As a result, the Company's nonperforming assets-to-total assets ratio was 4.95% at year-end 1993. This ratio had been reduced to 2.58% at March 31, 1997. This reduction was achieved primarily through the implementation of consistent loan underwriting policies and procedures, centralization of all credit decision functions and growth in the loan portfolio. Virtually none of the Company's nonperforming assets were originated following the Change in Control in 1993.

     . Management of Interest Rate Risk - One of the Company's primary objectives is to reduce fluctuations in net interest income caused by changes in market interest rates. To manage interest rate risk, the Company generally limits holding loans in its portfolio to those that have variable interest rates tied to interest-sensitive indices and management of the maturities within the investment portfolio. The Company believes, based on its experience, that, as of March 31, 1997, the anticipated dollar amounts of assets and liabilities which reprice or mature within a one-year time horizon are closely matched.

RECENT AND PENDING ACQUISITIONS

     Management believes that acquisitions of financial institutions provide the Company with an opportunity to enhance its market presence and size in a manner which is generally quicker and more cost effective than de novo branching. Management believes that its banking products and customer services will enable it to preserve its relationships with the customers of acquired financial institutions.

     On April 18, 1997, the Company acquired Firstate, a thrift institution headquartered in Orlando, Florida, with branches in downtown Orlando and Winter Park, for a cash purchase price of $5.5 million. Firstate was not publicly traded. At April 18, 1997, Firstate had total assets of $69.6 million and total deposits of $68.6 million. The acquisition was accounted for as a purchase, and the amount of goodwill recorded was $130,000. Because it qualified as a "weak institution" under the SAIF recapitalization legislation enacted in September 1996, Firstate was not required to pay a $519,063 special assessment to the SAIF that otherwise would have been due and payable. Accordingly, the Company will be required either (i) to pay a pro rata portion of the special assessment ($346,734 from July 1 to December 31, 1997) or (ii) to continue to pay quarterly assessments on the deposits assumed from

Firstate at the higher SAIF assessment rate that was in effect on June 30, 1995 (23 basis points), which exceeds the rate the Company is paying on all other deposits. See "Pro Forma Financial Data" and "Business--Supervision and Regulation--Deposit Insurance."

     On April 14, 1997, the Company and FFO entered into the FFO Agreement providing for the acquisition of FFO by the Company pursuant to the FFO Merger. FFO has 11 branches in Osceola, Orange and Brevard counties. At March 31, 1997, FFO had total assets of $320.0 million and total deposits of $285.7 million. Mr. Hough, one of the Company's Controlling Stockholders, also owns a majority interest in FFO. Under the terms of the FFO Agreement, the Company will exchange 0.29 of a share of the Company's Common Stock for each of the 8.4 million outstanding shares of FFO Common Stock. If the product of (i) the exchange ratio and (ii) the average market price of the Company's Common Stock for a period ending shortly prior to closing is below $4.10, the exchange ratio will be adjusted for decreases in the price of Company Common Stock; however, in no event will the exchange ratio exceed 0.30. Outstanding options for FFO Common Stock will be converted into options for Company Common Stock on the same basis. FFO has the right not to consummate the FFO Agreement if the average market price of Company Common Stock is less than $13.50. Either party has the right to terminate the agreement if the FFO Merger does not occur by November 1, 1997. The transaction will be accounted for as a corporate reorganization under which Mr. Hough's interest in FFO will be carried forward at its historical cost in a manner similar to that of a pooling of interest accounting while the minority interest in FFO will be recorded using purchase accounting rules. The transaction is subject to approval by a majority vote of the stockholders of the Company and FFO, approval by various regulatory authorities and receipt of opinion that the transaction qualifies as a tax-free reorganization. The transaction is not dependent on the successful completion of this offering of Preferred Securities.

     Management of the Company believes that the comparison of FFO's assets and liabilities is substantially similar to that of the Company. At December 31, 1996, the Company's loan portfolio included 56.4% in residential mortgages, 37.4% in commercial real estate mortgages, and 1.4% in consumer loans. The corresponding percentages for FFO were 60.8%, 28.0% and 9.1%, respectively. In addition, both residential mortgage portfolios consist primarily of adjustable-rate loans. Also at December 31, 1996, the Company's deposit base included 6.1% in demand deposits, 27.2% in savings and interest-bearing transactions accounts, and 66.1% in time deposits. The corresponding percentages for FFO were 5.0%, 20.2%, and 74.8%, respectively.

BRANCH NETWORK

     Currently, the Company has 35 branches, including 3 offices in Pasco County, 20 offices in Pinellas County, 7 offices in Manatee County, 2 offices in Sarasota County, 2 in Orange County and one branch in Hernando County. As a multi-office institution, the Company's market area encompasses all of the counties in which it operates. The Company also operates 10 loan production offices in Pinellas, Lee, Orange, Palm Beach and Polk Counties in Florida and an office in Boston, Massachusetts.

     Most of the Company's branches are in Metropolitan Statistical Areas ("MSA") and MSA is defined by the U.S. Census Bureau as geographic areas with a significant population nucleus, along with any adjacent communities that have a high degree of economic and social integration with that nucleus. Of the Company's branches, 33 are in the MSAs which anchor the west coast of Florida; Tampa-St. Petersburg-Clearwater, which includes Hillsborough, Hernando, Pasco and Pinellas counties, and Sarasota-Bradenton, comprised of Manatee and Sarasota counties. As of January 1, 1996, the latest estimates available, the Tampa-St. Petersburg MSA had a population of 2.2 million, ranking it 23rd in the nation. Sarasota-Bradenton had a population of 539,000, ranking it 95th. Together the two MSAs had a combined population of 2.75 million residents which would rank approximately 12th in the United States. The other two branches are in the Orlando MSA. The economic base of the three MSAs in which the Company has branches are supported by a large and growing segment of retirees, tourism, which contributes to the economic base throughout the year, and light industry.

     The west coast of Florida is highly competitive with 279 branches of banks and savings and loan institutions operating in Pinellas County, 90 in Pasco County, 81 in Manatee County, and 132 in Sarasota County, as of September 30, 1996, the most recent date that comparative data was available. The largest commercial banking institutions in Florida operate in each of the three counties. As in most market areas, competition for deposits also exists from money market funds and credit unions. Competition for mortgage loans is extremely strong from specialized lenders, other mortgage bankers and independent brokers capable of selling qualified mortgage loans to the highest bidder. Similarly, consumers can choose from a wide range of suppliers of personal credit, including credit card companies, consumer finance companies and credit unions.

     The Company ranked 13th among banks and 24th among all depository institutions in the state of Florida in terms of deposits held as of September 30, 1996, the latest date for which data is available. Ranked by deposits, the Company was the 15th largest in Pasco County, the 7th largest in Pinellas County, the 5th largest in Manatee County and the 14th largest in Sarasota County. As the table below indicates, market share ranges from six percent in Manatee County to one percent in Pasco.

                           Branch Deposits by County
                               September 30, 1996

                                                                    Company       Total         Market
                                                                   Deposits      Deposits        Share
                                                                -------------- -----------  ---------------
                                                                               (In millions)
              Pasco . . . . . . . . . . . . . . . . . . . . . . $          42  $    3,899         1.1%
              Pinellas  . . . . . . . . . . . . . . . . . . . .           502      12,787         3.9
              Manatee . . . . . . . . . . . . . . . . . . . . .           167       2,770         6.0
              Sarasota  . . . . . . . . . . . . . . . . . . . .            72       5,860         1.2
                                                                -------------  ----------        ----
                   Total  . . . . . . . . . . . . . . . . . . . $         783  $   25,316         3.1%
                                                                =============  ==========        ====


SOURCES OF FUNDS

     Deposit accounts are the primary source of funds for lending, investment, and other general business purposes. In addition to deposits, funds are derived from loan repayments and loan sales. Scheduled loan payments on the residential loan portfolio are a relatively stable source of funds, while residential loan prepayments, deposit in-flows and out-flows are significantly influenced by general interest rate and money market conditions. Funding needs may be supplemented through borrowings from the FHLB, which are secured by a blanket lien on the portfolio of residential loans. Management believes that current funding requirements can be met through retail deposits, without reliance on brokered deposits. To the extent there are requirements for short-term financing beyond liquid assets, the Company intends to rely on repurchase agreements, FHLB advances, and other traditional money market sources of funding. For additional discussion of asset/liability management policies and strategies, see "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Asset/Liability Management".

     A full range of deposit services is offered, including checking and other transaction accounts, savings accounts, and time deposits. At March 31, 1997, the Company had no brokered deposits, and time deposits in amounts of $100,000 or more constituted 6.0% of total deposits

     The following table sets forth the principal types of deposit accounts offered and the aggregate amounts of such accounts at March 31, 1997 (in thousands):

                                                           Weighted
                                                           Average                           Percent of
                                                        Interest Rate        Amount        Total Deposits
                                                      ----------------- ----------------- -----------------
 Noninterest bearing . . . . . . . . . . . . . . . .            0.00%           $ 49,066             5.9%
 Interest checking . . . . . . . . . . . . . . . . .            1.09              89,895            10.8
 Passbook savings  . . . . . . . . . . . . . . . . .            4.88             223,776            27.0
 Statement savings . . . . . . . . . . . . . . . . .            1.98              27,569             3.3
 Money market  . . . . . . . . . . . . . . . . . . .            2.08              32,017             3.9
 Time deposits with original maturities of:
   One year or less  . . . . . . . . . . . . . . . .            5.07             112,509            13.6
   Over 1 year through 5 years . . . . . . . . . . .            5.22             197,481            23.8
   Over 5 years  . . . . . . . . . . . . . . . . . .            6.20              96,747            11.7
                                                                                --------           -----
   Total time deposits (1) . . . . . . . . . . . . .            5.41             406,737            49.1
                                                                                --------           -----
 Total deposits  . . . . . . . . . . . . . . . . . .            4.24%           $829,060           100.0%
                                                                                ========           =====


(1)  Includes time deposits in amounts of $100,000 or more of $50.0 million.

     At March 31, 1997, scheduled maturities of total time deposits were as follows:

                                       Year ended                       Percent of
                                      December 31,       Amount        Time Deposits
                                  -------------------- ----------- --------------------
                                                      (In thousands)
                                          1997         $  258,908               63.7%
                                          1998             51,622               12.7
                                          1999             46,898               11.5
                                          2000             18,256                4.5
                                          2001             31,021                7.6
                                       Thereafter              32                0.0
                                                       ----------              -----
                                         TOTAL         $  406,737              100.0%
                                                       ==========              =====

LENDING AND LOAN PORTFOLIO PURCHASE ACTIVITIES

     The Company originates a full range of lending products for its portfolio and real estate-secured loans for sale in the secondary market. Portfolio lending efforts are focused on customers located along the west coast and in central Florida. During 1995, the Company opened commercial loan production offices in central and southwest Florida. The portfolio objective is to maintain a one-to-four family, primarily adjustable rate, residential loan portfolio of at least 50% of its total loans and to achieve, over time, a level of approximately 10% of its total loan portfolio in consumer loans, consisting of home equity loans as well as extensions of credit for other household purposes such as automobile loans and secured personal loans. The approximate 40% remainder of the loan portfolio will consist of commercial real estate loans, multifamily residential loans and commercial (business) loans.

     In April 1996, the Company started a mortgage banking division which currently has eight loan production offices in Florida and one office in Boston, Massachusetts, as well as a wholesale lending operation. The wholesale lending operation is engaged in acquiring whole loans from third-party originators. Substantially all of the loans generated by the mortgage banking division are intended for sale into the secondary market on either a whole loan basis or by delivery into marketable securities, depending upon individual loan characteristics. The Company's mortgage banking division has also begun to originate home improvement and debt consolidation loans secured by junior liens on real estate and has begun selling these loans to investors in 1997.

     For 1996, originations of residential mortgage loans totaled $203.3 million, including $141.0 million in fixed rate loans and $62.3 million of adjustable rate loans. Contributing to this increase in residential mortgage loan originations was the employment of a commissioned sales force experienced in loan originations and a support staff whose compensation is also significantly incentive-based. Sales of residential loans totaled $106.1 million for 1996. For the first quarter of 1997, originations of residential mortgage loans totaled $67.4 million, including $50.2 million of fixed rate loans and $19.2 million of adjustable loans. Sales of residential loans totaled $86.0 million for the first quarter of 1997.

     Originations of commercial real estate and commercial (business) loans totaled $207.4 million for 1996 and $37.8 million for the first quarter of 1997. To-date, such loan originations have been for portfolio purposes but the Company intends to originate and sell into the secondary market a portion of its commercial real estate loans originated during 1997, collecting fee income on the sale and retaining the servicing of these loans.

     The Company purchased loans totaling approximately $193.5 million in connection with the CrossLand Purchase and Assumption. Loan purchases were $157.5 million in 1994, $102.3 million in 1995 and $8.2 million in 1996. No loan purchases were made in the first quarter of 1997. Additional real estate loan purchases may be considered if loan pools with acceptable yield, satisfactory creditworthiness, and other characteristics become available for bid. However, during 1996 and the first quarter of 1997, loan originations were the predominate source of growth in the loan portfolio and this is expected to continue for the foreseeable future.

     The following tables set forth information concerning the loan portfolio, based on total dollars and percent of portfolio, by collateral type as of the dates indicated:

                                              At March 31,                      At December 31,
                                              ------------- -------------------------------------------------------
                                                  1997         1996       1995       1994       1993        1992
                                              ------------- ---------- ---------- ---------- ---------- -----------
                                                              (In thousands)
      Real estate mortgage loans:
        One-to-four family residential        $     412,700 $  419,605 $  388,221 $  293,146 $  153,587 $     7,797
        Multifamily residential                      67,531     68,337     75,127     60,795     36,735       4,461
        Commercial real estate                      192,509    182,298    153,193    112,050     86,457      65,072
        Construction/land development                29,812     27,050     13,974     16,095      9,561       5,256
                                              ------------- ---------- ---------- ---------- ---------- -----------

      Total real estate mortgage loans             702,552     697,290    630,515    482,086    286,340      82,586

      Commercial (business) loans                    33,125     34,427     29,687     24,579     18,581      17,546
      Consumer loans                                 11,747      9,983      6,847      6,426      7,509       8,374
      Other loans                                     1,069      1,294      2,367      3,244      4,053       2,209
                                              ------------- ---------- ---------- ---------- ---------- -----------
      Total loans(1)                                748,493    742,994    669,416    516,335    316,483     108,757
      Less:
      Allowance for loan losses                      13,508     13,134     14,910      7,065      6,539       1,958
                                              ------------- ---------- ---------- ---------- ---------- -----------
      Loans, net of allowance                 $     734,985 $  729,860 $  654,506 $  509,270 $  309,944 $   108,757
---------------                               ============= ========== ========== ========== ========== ===========

(1)  Includes discounts, premiums, and unearned fees.

     At March 31, 1997 and December 31, 1996, the balance of loans purchased included in the portfolio amounted to $271.2 million and $286.5 million, respectively. The balance of loans held for sale included in the portfolio at March 31, 1997, December 31, 1996 and 1995 were $40.2 million, $36.6 million, and $4.7 million, respectively.

                                                    At March 31,                     At December 31,
                                               ------------------------  -------------------------------------------
      Based on percent of portfolio:               1997         1996       1995       1994       1993       1992
      -----------------------------            ------------ -----------  ---------- ----------- --------- ----------
      Real estate mortgage loans:
       One-to-four family residential               55.1%       56.5%      58.0%       56.8%     48.5%       7.0%
       Multifamily residential                       9.0         9.2       11.2        11.8      11.6        4.0
       Commercial real estate                       25.7        24.6       22.9        21.7      27.3       58.8
       Construction/land development                 4.0         3.6        2.1         3.1       3.0        4.7
                                                   -----       -----      -----       -----     -----      -----

      Total real estate mortgage loans              93.8        93.9       94.2        93.4      90.4       74.5

      Commercial (business) loans                    4.4         4.6        4.4         4.8       5.9       15.8
      Consumer loans                                 1.6         1.3        1.0         1.2       2.4        7.6
      Other loans                                     .2          .2         .4          .6       1.3        2.1
                                                   -----       -----      -----       -----     -----      -----

      Total loans                                  100.0%      100.0%     100.0%      100.0%    100.0%     100.0%
                                                   =====       =====      =====       =====     =====      =====


     The following table sets forth the contractual amortization of real estate and commercial loans at March 31, 1997 and December 31, 1996. Loans having no stated schedule of repayments and no stated maturity are reported as due in one- year or less. The table also sets forth the dollar amount of loans scheduled to mature after one year, according to their interest rate characteristics:

                                                           March 31, 1997          December 31, 1996
                                                     -------------------------- ------------------------
                                                     Real Estate   Commercial   Real Estate  Commercial
                                                     ------------ ------------- ----------- ------------
                 Type of loan:                                 (In thousands)
                 Amounts due:
                   One year or less                  $    46,120  $     16,144  $    60,246 $     15,740
                   After one through five years          161,661        15,579      151,492       16,580
                   More than five years                  494,771         1,402      485,552        2,107
                                                     -----------  ------------  ----------- ------------
                 Total                               $   702,552  $     33,125  $   697,290 $     34,427
                                                     ===========  ============  =========== ============

                 Interest rate terms on
                   amounts due after one year:
                   Adjustable                        $   443,489  $     11,182  $   446,710 $     12,053
                   Fixed                                 212,453         5,799      190,334        6,634
                                                     -----------  ------------  ----------- ------------
                 Total                               $   655,942  $     16,981  $   637,044 $     18,687
                                                     ===========  ============  =========== ============


CREDIT ADMINISTRATION

     The loan approval process provides for various levels of lending authority to loan officers, the Officers' Loan Committee, and the Chairman and Chief Executive Officer. In addition, loans in excess of $1.5 million require the approval of the Board of Directors' Loan Committee or a majority of the full Board prior to funding. Loan purchases are generally made subject to the same underwriting standards as loan originations. All loan purchases must be approved in advance of funding by the Chief Executive Officer, and are reported to the full Board following purchase. In an attempt to achieve consistency in underwriting policies and procedures, the supervision of all credit decision functions is centralized.

     Real estate lending is defined as extensions of credit secured by liens on interests in real estate or made for the purpose of financing the construction of a building or other improvements to real estate, regardless of whether a lien has been taken on the property. Applicable regulations require that comprehensive written real estate lending policies be adopted and maintained that are consistent with safe and sound banking practices. These lending policies must reflect consideration of the Interagency Guidelines for Real Estate Lending Policies adopted by the federal banking agencies in December 1992 (the "Guidelines"). Pursuant to the mandates of the Federal Deposit Insurance Corporation Improvement Act of 1991 ("FDICIA"), the Guidelines set forth regulations prescribing standards for real estate lending, which the Company has incorporated into its lending policy.

     The policy addresses certain lending considerations set forth in the Guidelines, including loan-to-value ("LTV") limits, loan administration procedures, underwriting standards, portfolio diversification standards and documentation, approval, and reporting requirements. The LTV ratio framework, with an LTV ratio being the total amount of credit to be extended divided by the appraised value or purchase price of the property at the time the credit is originated, has been established for each category of real estate loans. The Company's policy, subject to certain approval exceptions, establishes, among other things, the following LTV limits: raw land (65%); land development (75%); construction (commercial, multifamily and non-residential) (80%); and improved property (85%). For portfolio purposes, loans on one-to-four family residential (owner occupied) mortgages where the LTV exceeds 95% are not made, and any LTV ratio in excess of 80% generally requires appropriate insurance or additional security from readily marketable collateral. Loans with an LTV higher than 95% may be made if saleable to investors at an acceptable premium. The policy is reviewed and approved by the Board of Directors at least annually.

     The Company's commercial (business) lending is based on a strategy of extending credit to the local business community, and the Company's policy has been to make corporate and commercial loans to borrowers with satisfactory cash flows.

     The loan portfolio is managed on an ongoing basis pursuant to written portfolio management strategies, guidelines for underwriting standards and risk assessment, and procedures for ongoing identification and management of credit deterioration. Regular portfolio reviews are undertaken to estimate loss exposure and ascertain compliance with policies (see -- "Asset Quality").


ASSET QUALITY

     Allowance/Provision for Loan Losses

     The allowance for loan losses represents management's estimate of an amount adequate to provide for potential losses inherent in the loan portfolio. However, it is likely that there are additional risks of future losses which cannot be quantified precisely or attributed to particular loans or classes of loans. Because those risks include general economic trends as well as conditions affecting individual borrowers, management's judgment of the reserve is necessarily approximate and imprecise. The allowance is also subject to regulatory examinations and determinations as to adequacy, which may take into account such factors as the methodology used to calculate the allowance and the size of the allowance in comparison to peers identified by the regulatory agencies.

     The Company believes that its loan loss allowance policy that is both consistent with policies established by the FDIC and commensurate with historical loss experience. Provisions for loan losses charged to expense during each period will be the result of management's assessment of the adequacy of the allowance when compared to the inherent risk of the portfolio. As part of the risk assessment for loans purchased in the CrossLand Purchase and Assumption and for loans purchased during 1994, 1995 and 1996, management allocated a portion of the discount on such loan purchases to the allowance in amounts which are consistent with loan loss allowance policy guidelines. Amounts resulting from discount allocation to the allowance are available to absorb potential losses only on those purchased loans and are not available for losses from other loans. To the extent that losses in certain pools or portfolios of loans exceed the loan loss allowance and any remaining unearned loan discount, or available as a general allowance, the Company's results of operations would be adversely effected.

     Management conducts an ongoing evaluation and grading of its loan portfolio according to an eight point rating system. The loan ratings serve as a guideline in assessing the risk level of a particular loan and provide a basis for the establishment of the overall allowance. The Loan Review Department independently rates loans and, on a quarterly basis, meets with senior management and the loan officers to discuss all loans which have been identified for potential credit quality problems. The Loan Review Department also reports its findings to the Directors' Audit Committee to ensure independence of the loan grading function.

     Various loan purchases were made totaling $157.4 million during 1994, $102.3 million during 1995 and $8.2 million in 1996. No loan purchases were made in the first quarter of 1997. A portion of the discount on those purchased loans was allocated to the allowance in amounts consistent with the Company's loan loss allowance policy guidelines. The remainder of the discount arising from the purchase price is recorded as unearned discount and subsequently accreted to income as a yield adjustment over the life of the loans. In 1995 such allocation included $7.2 million related solely to one particular portfolio purchase, in the aggregate principal amount of $48.1 million. Subsequently, the principal balance of the March 1995 Purchase had declined to $39.9 million and the allowance allocated to this purchase was reduced to $5.9 million. This was principally the result of charges to the reserve for loans which were nonperforming when acquired and subsequently taken into foreclosure and recorded at their fair value. The Company's history of administering this loan purchase indicates that the expected loss rate on the remaining loans in this portfolio will be less than the amount remaining in the allowance. Consequently, the Company reallocated $1.5 million from the allowance to unearned discount in the fourth quarter of 1996, reducing the December 31, 1996 allowance allocated to the March 1995 Purchase to $4.4 million. In the first quarter of 1997, $6.0 million of loans from the March 1995 purchase were sold and $642,000 previously allocated to the allowance for those loans was recognized as income and concurrently transferred to the allowance for originated loans. At March 31, 1997, the allowance allocated to the March 1995 purchase was $3.7 million. $1.0 million was allocated to loans purchased from CrossLand, $1.7 million was allocated to other loan purchases, and $7.1 million was allocated to originated loans. At March 31, 1997, the amount of unearned discount on purchased loans which had not been allocated to the allowance totaled $4.1 million.

     Activity to the allowance during the first quarter of 1997 included a $1.1 million provision for loan losses, loan charge-offs (net of recoveries) of $122,000 and the $642,000 transferred to unearned discount as previously discussed. Activity to the allowance during 1996 included a $1.8 million provision for loan losses, loan charge-offs (net of recoveries) of $1.8 million, and $1.7 million transferred to unearned discount. The net charge-off amount for 1996 included $1.0 million assessed against the allowance for loans acquired in the March 1995 Purchase as properties securing certain nonperforming loans which were purchased at a substantial discount were acquired through foreclosure and recorded at their fair value.

     The following table sets forth information concerning the activity in the allowance for loan losses during the periods indicated (in thousands):

                                            Three                                               Five
                                            Months                               Seven Months  Months    Year Ended
                                            Ended      Years Ended December 31,      Ended      Ended     December
                                            March 31, --------------------------  December 31,  May 31,      31,
                                             1997     1996     1995      1994        1993       1993        1992
                                          ---------  ------- --------- --------- ------------ --------- -----------
      Allowance at beginning of period     $13,134  $14,910   $ 7,065    $ 6,539    $ 1,866   $ 1,958      $2,180

      Loan discount (net) allocated
       to/(from) the allowance for loans
       acquired in the:
       CrossLand Purchase and Assumption                           --       (757)     4,046       N/A         N/A
       Loans purchased in 1994                  --     (202)       --      1,400         --        --          --
       Loans purchased in 1995                (642)  (1,541)    7,658         --         --        --          --
       Loans purchased in 1996                  --       11         -         --         --        --          --
                                           -------  -------   -------    -------    -------   -------      -------
         Total loan discount allocated
         to/(from) the allowance              (642)  (1,732)    7,658        643      4,046        --          --

      Charge-offs:
      ------------
      Residential loans (1-4 family)            91    1,700       275         94         --        --          96
      Commercial real estate/multi-family       --       51       907      1,472        115        43         356
      Commercial (business)                     38      249       558        304         28       439         375
      Consumer and other loans                  59      110       207         --         65        50          64
                                           -------  -------   -------    -------    -------   -------      -------
      Total charge-offs                        188    2,119     1,947      1,870        208       532         891

      Recoveries:
      -----------
      Residential loans (1-4 family)             2        1         7         --          1         1           2
      Commercial real estate/multi-family        3       35       379        113         19         1           1
      Commercial loans (business)               60      168        53         64         91        44          95
      Consumer and other loans                   1       62        10          1         15        15          51
                                           -------  -------   -------    -------    -------   -------      -------
      Total recoveries                          66      266       449        178        126        61         149
      Net charge-offs                          122    1,844     1,498      1,692         82       471         742
      Provisions for loan losses             1,138    1,800     1,685      1,575        709       379         520
                                           -------  -------   -------    -------    -------   -------      -------
      Allowance at end of period           $13,508  $13,134  $ 14,910    $ 7,065    $ 6,539   $ 1,866     $ 1,958
                                           =======  =======  ========    =======    =======   =======     =======

      Charges to the allowance
       representing shares allocated from
       loan discount                           .02%     .21%      .13%       .32%       .00%      .00%        .00%
      Other net charge-offs                    .00      .06       .12        .11        .12       .43         .69
                                           -------  -------   -------    -------    -------   -------      -------
      Total net charge-offs to average
       loans                                   .02%     .27%      .25%       .43%       .12%      .43%        .69%
                                           =======  =======  ========    =======    =======   =======     =======

     The following table sets forth the allocation of the allowance based on management's subjective estimates. The amount allocated to a particular segment should not be construed as the only amount available for future charge-offs that might occur within that segment. In addition, the amounts allocated by segment may not be indicative of future charge-offs. The allocation of the allowance may change from year to year should management determine that the risk characteristics of the loan portfolio and off-balance sheet commitments have changed.

                                           March 31,               December 31,
                                             1997                      1996
                                  -------------------------- ------------------------
                                                  Percent                   Percent
                                      Amount    of Portfolio    Amount    of Portfolio
                                  ------------- ------------ ----------- ------------
                                                     (In thousands)
 Allowance Allocation
 --------------------
 Performing/not classified:
 Residential loans:
      March 1995 Purchase         $      3,599        5.1%   $    4,171        5.3%
      All other residential                603       48.1         1,788       48.3
 Commercial (business)                     319        4.3           340        4.6
 Commercial real estate                  2,423       36.0         2,622       35.5
 Consumer & other                          501        3.4           488        3.2
                                  ------------      -----    ----------      -----
      Subtotal                    $      7,445       96.9    $    9,409       96.9

 Non-performing/classified:
 Special mention                           152        1.0           124         .8
 Substandard & nonperforming             2,130        1.9         2,476        2.2
 Doubtful                                  578         .2           601        0.1
 Loss                                       --         --            --         --
                                  ------------     ------    ----------      -----
      Subtotal                           2,860        3.1         3,201        3.1

 Off balance sheet risk                    439         --           434         --
 Unallocated                             2,764         --            90         --
                                  ------------     ------    ----------      -----
      Total                       $     13,069      100.0%   $   13,134      100.0%
                                  ============      =====    ==========      =====


     Nonperforming Assets

     Nonperforming assets include (i) non-accrual loans (loans 90 days or more delinquent and restructured loans that have not yet demonstrated a sufficient payment history to warrant being returned to performing status), (ii) accruing loans 90 days or more delinquent that are deemed by management to be adequately secured and in the process of collection, and (iii) ORE (i.e., real estate acquired through foreclosure or deed in lieu of foreclosure). All delinquent loans are reviewed on a regular basis and are placed on non-accrual status when, in the opinion of management, the possibility of collecting additional interest is deemed insufficient to warrant further accrual. As a matter of policy, interest is not accrued on loans past due 90 days or more unless the loan is both well secured and in process of collection. When a loan is placed in non-accrual status, interest accruals cease and uncollected accrued interest is reversed and charged against current income. Additional interest income on such loans is recognized only when received.

     Loans classified as non-accrual totaled $15.4 million at December 31, 1996 compared to $16.2 million at March 31, 1997, an increase of $841,000. At March 31, 1997 and December 31, 1996, the Company had nonperforming assets (including loans classified as non-accrual) of $23.6 million or 2.58% of total assets and $22.8 million or 2.51% of total assets, respectively. The ratio of non-performing assets to total assets was 2.93% at year-end 1995 and 3.59% at year-end 1994. Accruing loans which were 90 days past due amounted to $121,000 at March 31, 1997 and $113,000 at December 31, 1996, and primarily consisted of loans in process of renewal.

See "Management's Discussion and Analysis of Financial Condition and Results of Operations--Comparison of Balance Sheets at March 31, 1997 and December 31, 1996."

     The following table sets forth information regarding the components of nonperforming assets at the dates indicated:


                                At March 31,                      At December 31,
                                ------------ -------------------------------------------------------------
 Non-Performing Assets:             1997         1996        1995        1994         1993        1992
                                ------------ ----------- ----------- ------------ ----------- ------------
                                                                     (In thousands)
 Non-accrual loans:
 1-4 family residential(1)      $     8,098  $    7,366  $     9,540 $     9,062  $    3,707  $        35
 Multi-family residential                --          55          129       1,160      10,200            0
 Commercial real estate               5,740       6,162        3,082       1,515       1,464        2,965
 Commercial (business)                2,256       1,604          308         591         620          529
 Home equity and consumer                98         164          495         620           0           10
                                -----------  ----------  ----------- -----------  ----------  -----------
 Total non-accrual loans             16,192      15,351       13,554      12,948      15,991        3,539
 ORE acquired through
  foreclosure                         7,250       7,363        8,064       9,278       9,569        9,190
 Accruing loans 90 days past
  due                                   121         113        1,876         293         725           22
                                -----------  ----------  ----------- -----------  ----------  -----------
 Nonperforming assets           $    23,563  $   22,827  $    23,494 $    22,519  $   26,285  $    12,751
                                ===========  ==========  =========== ===========  ==========  ===========

 Nonperforming loans to total
  loans                                2.18%       2.19%        2.32%       2.56%       5.28%        3.22%
                                      =====       =====        =====       =====       =====        =====

 Nonperforming assets to total
  assets                               2.58%       2.51%        2.93%       3.59%       4.95%        7.55%
                                      =====       =====        =====       =====       =====        =====

(1) Net of $114,000, $184,000 and $950,000 of loan loss allowances at March 31, 1997 and at December 31, 1996 and 1995, respectively, allocated to nonaccrual loans acquired in the March 1995 Purchase.


     Other Real Estate Acquired Through Foreclosure

     All ORE assets are recorded at the lower of cost or estimated fair value based on appraisal information which is updated when a property is taken into ORE and thereafter when determined appropriate by management. As of March 31, 1997, in no case did the book value of any ORE property exceed 90% of the most recent appraisal. The following table sets forth information regarding the Company's ORE balances, net of allowances, as of the dates indicated:

                                           At March 31,                     At December 31,
                                          -------------- -----------------------------------------------------
                                               1997         1996      1995      1994       1993        1992
                                          -------------- --------- ---------- --------- ---------- -----------
                                                                     (In thousands)
 Vacant undeveloped residential land      $       1,107  $  1,277  $   1,717  $  2,358  $   2,450  $    2,454
 Vacant developed residential lots                  254       254        265       434        600       1,644
 Residential houses                               2,517     2,541        860     1,313        795         800
 Vacant commercial undeveloped land                  79        79         79       248        155         155
 Commercial land developed for sale               3,200     3,200      4,308     4,516      1,746       2,991
 Income-producing commercial buildings               12        12        150         0      3,534         324
 Vacant commercial buildings                         81        --        685       409        289         822
                                          -------------  --------  ---------  --------  ---------  ----------
 Total ORE                                $       7,190  $  7,363  $   8,064  $  9,278  $   9,569  $    9,190
                                          =============  ========  =========  ========  =========  ==========

 ORE to total assets                                .79%      .81%      1.01%     1.48%      1.80%       5.44%
                                                   ====      ====       ====      ====       ====        ====


     At March 31, 1997, ORE properties with book values in excess of $1.0 million were as follows:

- A tract of land in Holiday, Florida, currently carried at $3.2 million, that has been developed as a shopping center site. This tract was obtained in 1988 through foreclosure in connection with a $1.8 million loan. The tract contains wetlands, some of which were required to be filled, and the resultant permitting process took approximately five years to complete. During that time, over $2.0 million was spent in engineering, environmental, and legal costs (which costs were capitalized) and approximately $500,000 for the purchase of several additional parcels of land required for environmental mitigation purposes pursuant to the permit requirements. The Company is offering for sale the completed shopping center sites and other commercial pad sites. One shopping center site was sold to a developer who constructed the retail space for the anchor tenants, Publix and Walgreens. The Company presently operates a branch banking facility on the tract. Federal regulations had required the Bank to dispose of the tract no later than December 31, 1996 but the FDIC has approved an extension of the holding period to December 19, 1997. While the current appraisal indicates that the fair market value of the tract exceeds book value, a sale to a party other than an end-user could result in proceeds below the current book value.

- A 41.7% undivided interest in a 973-acre parcel of undeveloped residential land in Pasco County, Florida. This interest was acquired through foreclosure in 1990 and is carried on the Company's books at $1.1 million. The entire parcel (which includes both the Company's undivided interest and that of the other owners) was appraised at $4.7 million in January 1997. Negotiations are ongoing to sell approximately two-thirds of the property to a governmental agency.

         Troubled Debt Restructurings


         A troubled debt restructuring ("TDR") is a situation in which the creditor allows the debtor certain concessions that would not normally be allowed, such as modifying the terms of the debt to a basis more favorable than those offered to other creditors or accepting third-party receivables in lieu of the debt. At March 31, 1997 and December 31, 1996 and 1995, respectively, the loan portfolio included TDRs amounting to $2.5 million, $2.5 million and $1.7 million, respectively.

INVESTMENT ACTIVITIES

         State law requires that a specified minimum amount of liquid assets be maintained, based on the level of deposits, which are subject to certain restrictions. At all times during 1996, the amount of liquid assets maintained exceeded the regulatory minimum. For additional information related to the Company's investment portfolio, see Note 2, Investment Securities and Note 3, Mortgage Backed Securities, of the Notes to the Consolidated Financial Statements.

EMPLOYEES

         At March 31, 1997, there were 644 full-time equivalent employees, none of whom were represented by a union or other collective bargaining agreement. The Company makes use of part-time and flex-time employees in connection with its branch operations. One of the Company's primary operating principles is to nurture its staff through, among other things, fair compensation, a good working environment, and career development and enhancement opportunities. Management considers its relations with its employees to be good.

SUPERVISION AND REGULATION

         The Company and the Bank are extensively regulated under both federal and state law. The following is a brief summary of certain statutes, rules, and regulations affecting the Company and the Bank. This summary is qualified in its entirety by reference to the particular statutory and regulatory provisions referred to below and is not intended to be an exhaustive description of the statutes or regulations applicable to the Company's business.

Supervision, regulation, and examination of the Company and the Bank by the bank regulatory agencies are intended primarily for the protection of depositors rather than stockholders.

         The Company is a bank holding company, registered with the Federal Reserve under the Bank Holding Company Act of 1956, as amended ("BHC Act"). As such, the Company and its subsidiaries are subject to the supervision, examination, and reporting requirements of the BHC Act and the regulations of the Federal Reserve.

         The BHC Act requires every bank holding company to obtain the prior approval of the Federal Reserve before: (i) it may acquire direct or indirect ownership or control of any voting shares of any bank if, after such acquisition, the bank holding company will directly or indirectly own or control more than five percent (5%) of the voting shares of the bank; (ii) it or any of its subsidiaries, other than a bank, may acquire all or substantially all of the assets of the bank; or (iii) it may merge or consolidate with any other bank holding company.

         The BHC Act further provides that the Federal Reserve may not approve any transaction that would result in a monopoly or would be in furtherance of any combination or conspiracy to monopolize or attempt to monopolize the business of banking in any section of the United States, or the effect of which may be substantially to lessen competition or to tend to create a monopoly in any section of the country, or that in any other manner would be in restraint of trade, unless the anticompetitive effects of the proposed transaction are clearly outweighed by the public interest in meeting the convenience and needs of the community served. The Federal Reserve is also required to consider the financial and managerial resources and future prospects of the bank holding companies and banks concerned and the convenience and needs of the communities to be served. Consideration of financial resources generally focuses on capital adequacy, and consideration of convenience and needs issues includes the parties' performance under the Community Reinvestment Act of 1977 (the "CRA").

         The BHC Act generally prohibits the Company from engaging in activities other than banking or managing or controlling banks or other permissible subsidiaries and from acquiring or retaining direct or indirect control of any company engaged in any activities other than those activities determined by the Federal Reserve to be so closely related to banking or managing or controlling banks as to be a proper incident thereto. In determining whether a particular activity is permissible, the Federal Reserve must consider whether the performance of such an activity reasonably can be expected to produce benefits to the public, such as greater convenience, increased competition, or gains in efficiency, that outweigh possible adverse effects, such as undue concentration of resources, decreased or unfair competition, conflicts of interest, or unsound banking practices. For example, factoring accounts receivable, acquiring or servicing loans, leasing personal property, conducting discount securities brokerage activities, performing certain data processing services, acting as agent or broker in selling credit life insurance and certain other types of insurance in connection with credit transactions, and performing certain insurance underwriting activities all have been determined by the Federal Reserve to be permissible activities of bank holding companies. The BHC Act does not place territorial limitations on permissible nonbanking activities of bank holding companies. Despite prior approval, the Federal Reserve has the power to order a bank holding company or its subsidiaries to terminate any activity or to terminate its ownership or control of any subsidiary when it has reasonable cause to believe that continuation of such activity or such ownership or control constitutes a serious risk to the financial safety, soundness, or stability of any bank subsidiary of that bank holding company.

         The Bank is organized as a Florida-chartered commercial bank and is regulated and supervised by the Department. In addition, the Bank is regulated and supervised by the FDIC, which serves as its primary federal regulator. Accordingly, the Department and the FDIC conduct regular examinations of the Bank, reviewing the adequacy of the loan loss reserves, quality of loans and investments, propriety of management practices, compliance with laws and regulations, and other aspects of the Bank's operations. In addition to these regular examinations, the Bank must furnish to the FDIC quarterly reports containing detailed financial statements and schedules.

         Federal and Florida banking laws and regulations govern all areas of the operations of the Bank, including reserves, loans, mortgages, capital, issuances of securities, payment of dividends, and establishment of branches. As its primary federal regulator, the FDIC has authority to impose penalties, initiate civil and administrative actions, and take other steps intended to prevent the Bank from engaging in unsafe or unsound practices. The Bank is a member of the Bank Insurance Fund and, as such, deposits in the Bank are insured by the FDIC to the maximum extent permissible by law.

         The Bank also is subject to the provisions of the CRA. Under the CRA, the Bank has a continuing and affirmative obligation consistent with its safe and sound operation to help meet the credit needs of its entire communities, including low-and moderate-income neighborhoods. The CRA does not establish specific lending requirements or programs for financial institutions nor does it limit the Bank's discretion to develop the types of products and services that it believes are best suited to its particular communities, consistent with the CRA. The CRA requires the appropriate federal bank regulatory agency (in the case of the Bank, the FDIC), in connection with its regular examination of a bank, to assess the Bank's record in meeting the credit needs of the community serviced by the bank, including low-and moderate-income neighborhoods. The FDIC's assessment of the Bank's record is made available to the public. Further, such assessment is required whenever the Bank applies to, among other things, establish a new branch that will accept deposits, relocate an existing office or merge or consolidate with, or acquire the assets of or assume the liabilities of, a federally-regulated financial institution. In the case where Republic applies for approval to acquire a bank or other bank holding company, the Federal Reserve will also assess the CRA records of the Bank. The Bank received a "Satisfactory" CRA rating in its most recent examination.

         In April 1995, the federal banking agencies adopted amendments revising their CRA regulations, with a phase-in schedule applicable to various provisions. Among other things, the amended CRA regulations, when fully implemented on July 1, 1997, will substitute for the prior process-based assessment factors a new evaluation system that will rate an institution based on its actual performance in meeting community needs. In particular, the system will focus on three tests: (i) a lending test, to evaluate the institution's record of making loans in its service areas; (ii) an investment test, to evaluate the institution's record of investing in community development projects; and (iii) a service test, to evaluate the institution's delivery of services through its branches and other offices. The amended CRA regulations also clarify how an institution's CRA performance will be considered in the application process. Republic does not anticipate that the revised CRA regulations will have any material impact on the Bank's operations or that they will have any impact on the Bank's CRA rating.

Capital Requirements

         The Company and the Bank are required to comply with the capital adequacy standards established by the Federal Reserve (for the Company), and the FDIC (for the Bank). There are three basic measures of capital adequacy for banks that have been promulgated by the Federal Reserve; two risk-based measures and a leverage measure. All applicable capital standards must be satisfied for a bank holding company to be considered in compliance.

         The risk-based capital standards are designed to make regulatory capital requirements more sensitive to differences in risk profile among banks and bank holding companies, to account for off-balance-sheet exposure, and to minimize disincentives for holding liquid assets. Assets and off-balance-sheet items are assigned to broad risk categories each with appropriate weights. The resulting capital ratios represent capital as a percentage of total risk-weighted assets and off-balance-sheet items.

         Under Federal Reserve policy, bank holding companies are expected to act as a sources of financial strength to, and to commit resources to support, their subsidiary banks. This support may be required at times when, absent such Federal Reserve policy, the holding company may not be inclined to provide it. In addition, any capital loans by a bank holding company to any bank subsidiary are subordinate in right of payment to deposits and to certain other indebtedness of such subsidiary bank. In the event of a bank holding company's bankruptcy, any commitment by the bank holding company to a federal bank regulatory agency to maintain the capital of a subsidiary bank will be assumed by the bankruptcy trustee and entitled to a priority payment.

Payment of Dividends

         As a Florida-chartered commercial bank, the Bank is subject to the laws of Florida as to the payment of dividends. Under the Florida Financial Institutions Code, the prior approval of the Department is required if the total of all dividends declared by a bank in any calendar year will exceed the sum of the bank's net profits for that year and its retained net profits for the preceding two years.

         Under Federal law, if, in the opinion of the federal banking regulator, a bank or thrift under its jurisdiction is engaged in or is about to engage in an unsafe or unsound practice (which, depending on the financial condition of the depository institution, could include the payment of dividends), such regulation may require, after notice and hearing, that such institution cease and desist from such practice. The federal banking agencies have indicated that paying dividends that deplete a depository institution's capital base to an inadequate level would be an unsafe and unsound banking practice. Under the Prompt Corrective Action regulations adopted by the federal banking agencies in December 1992, a depository institution may not pay any dividend to its holding company if payment would cause it to become undercapitalized or if it already is undercapitalized.

         Due to the Bank's anticipated continued growth and management's intent to maintain certain regulatory capital levels, dividend payments on the Company's common stock are not expected in the foreseeable future.

Deposit Insurance

         The Bank is subject to FDIC deposit insurance assessments. In 1994, the Bank became subject to a new risk- based assessment system for insured depository institutions that takes into account the risks attributable to different categories and concentrations of assets and liabilities. The new system assigns an institution to one of three capital categories: (i) well capitalized; (ii) adequately capitalized; and (iii) undercapitalized. An institution is also assigned, by the FDIC, to one of three supervisory subgroups within each capital group. The supervisory subgroup to which an institution is assigned is based on a supervisory evaluation provided to the FDIC by the institution's primary federal regulator and information which the FDIC determines to be relevant to the institution's financial condition and the risk posed to the deposit insurance funds (which may include, if applicable, information provided by the institution's state supervisor). An institution's insurance assessment rate is then determined based on the capital category and supervisory category to which it is assigned. Under the final risk-based assessment system, there are nine assessment risk classifications (i.e., combinations of capital groups and supervisory subgroups) to which different assessment rates are applied. Assessment rates on deposits for an institution in the highest category (i.e., "well capitalized" and "healthy") are less than assessment rates on deposits for an institution in the lowest category (i.e., "undercapitalized" and "substantial supervisory concern").

         The Bank, as a state-chartered commercial bank, is a member of the Bank Insurance Fund (the "BIF"). However, as part of a deposit assumption transaction with CrossLand, FSB in December 1993, the Bank acquired $327.7 million in deposits insured by the Savings Association Insurance Fund (the "SAIF") and thereby became a so-called Oakar bank. Based on that deposit assumption, the Bank is required to pay insurance premiums to the FDIC on a substantial portion of its deposits at the SAIF assessment rate notwithstanding its status as a BIF member. As of March 31, 1997, the most recent measurement date for assessment purposes, approximately __% of the Bank's deposits were treated as SAIF-insured deposits, with the remaining __% of deposits being assessed at the BIF rate. The Bank's ratio of SAIF- and BIF-assessed deposits will increase somewhat following Republic's planned acquisition in 1997 of FFO and its wholly-owned subsidiary First Federal Savings and Loan Association of Osceola County. FFO's deposits at March 31, 1997 were $________.

         Until recently, the FDIC had established separate risk-based assessment schedules for the BIF and the SAIF. In November 1995, the FDIC established the current assessment schedule for BIF-assessed deposits, with assessment rates ranging from zero percent to 0.27 percent (or 27 basis points) of deposits. The SAIF-based deposits had much higher assessment rates. In December 1996, following enactment of federal legislation to recapitalize the SAIF (described below), the FDIC adopted the same zero percent to 0.27 percent assessment schedule, effective October

1, 1996, for SAIF-assessed deposits. During 1996, the Bank paid $8,800 in insurance assessments to the BIF and $796,800 to the SAIF. The Bank realized savings of approximately $194,000 in insurance premiums costs during the fourth quarter of 1996 resulting from the new SAIF assessment schedule.

         As part of the omnibus budget legislation passed last fall, Congress enacted the Deposit Insurance Funds Act of 1996 (the "Funds Act"). With certain exceptions, the Funds Act imposed a one-time special assessment on SAIF-assessable deposits held by all depository institutions in an aggregate amount that would cause the SAIF to meet its designated reserves-to-deposits ratio of 1.25 percent. Pursuant to the Funds Act, the Bank on November 27, 1996 paid a special assessment to the SAIF of $2.5 million. This assessment was determined by taking the Bank's SAIF-assessable deposits as of March 31, 1995 and multiplying that amount by a 0.657 percent (or 65.7 basis point) assessment rate that the FDIC had calculated would be necessary to capitalize fully the SAIF. (A lower assessment rate was imposed on certain Oakar banks, but the Bank did not qualify for the reduction.)

         Prior to enactment of the Funds Act, the SAIF assessments were used to pay interest on bonds issued by the Financing Corporation (the "FICO") in the late 1980s to fund the resolution of troubled thrifts, and only insurance payments by SAIF-member institutions were available to satisfy FICO's interest payment obligations. A second provision of the Funds Act severs the linkage that had existed between the SAIF and the FICO funding requirements, authorizing the FICO to impose its own assessments separate and apart from any insurance fund assessment. The Funds Act also shifts a portion of the FICO funding obligations to BIF-member institutions beginning in 1997. Through the end of 1999, the FICO assessment rate on BIF-assessable deposits is required by the statute to be one-fifth of the SAIF rate. Thereafter, FICO assessment rates for members of both insurance funds will presumably be equalized.

         Currently, the BIF assessment rate is 0.013 percent (or 1.3 basis points) and the SAIF assessment rate if 0.0648 percent or (6.48 basis points). For the first half of 1997, the Bank has been assessed a semiannual FICO payment obligation of $192,480, $176,449 of which was attributable to the Bank's SAIF-assessable deposits and the balance of which was attributable to its BIF-assessable deposits.

Federal Reserve System

         The Federal Reserve regulations require banks to maintain non-interest-earning reserves against their transaction accounts (primarily NOW and regular checking accounts). The new Federal Reserve regulations effective April 1, 1997, generally require that reserves be maintained against aggregate transaction accounts as follows: for accounts aggregating $49.3 million or less (subject to adjustment by the Federal Reserve) the reserve requirement is 3.0%; and for accounts greater than $49.3 million, the reserve requirement is $1,479,000 plus 10.0% (subject to adjustment by the Federal Reserve between 8.0% and 14.0%) against that portion of total transaction accounts in excess of $49.3 million. The first $4.4 million of otherwise reservable balances (subject to adjustments by the Federal Reserve) are exempted from the reserve requirements. The Bank anticipates that it will be in compliance with the foregoing requirements. The balances maintained to meet the reserve requirements imposed by the Federal Reserve may be used to satisfy liquidity requirements imposed by the Department. Because required reserves must be maintained in the form of either vault cash, a noninterest-bearing account at a Federal Reserve Bank or a pass-through account as defined by the Federal Reserve, the effect of this reserve requirement is to reduce the Bank's interest-earning assets. FHLB System members also are authorized to borrow from the Federal Reserve "discount window", but Federal Reserve regulations require institutions to exhaust all FHLB sources before borrowing from a Federal Reserve Bank.

Monetary Policy and Economic Controls

         The banking business is affected not only by general economic conditions, but also by the monetary policies of the Board of Governors of the Federal Reserve. Changes in the discount rate on member bank borrowing, availability of borrowing at the "discount window," open market operations, the imposition of changes in reserve requirements against bank deposits and the imposition of and changes in reserve requirements against certain borrowings by banks and their affiliates are some of the instruments of monetary policy available to the Federal Reserve. The monetary policies have had a significant effect on the operating results of commercial banks and are expected to continue to do so in the future. The monetary policies of the Federal Reserve are influenced by various factors, including inflation, unemployment and short- and long-term changes in the international trade balance and in the fiscal policies of the United States Government. Future monetary policies and the effect of such policies on the future business and earnings of the Bank cannot be predicted.

CHANGES IN ACCOUNTING STANDARDS

         The Financial Accounting Standards Board ("FASB") recently adopted or issued proposals and guidelines that may have a significant impact on the accounting practices of commercial enterprises in general and financial institutions in particular.

         In May 1995, the FASB issued SFAS No. 122, "Accounting for Mortgage Servicing Rights," which requires that a mortgage banking enterprise recognize as a separate asset the right to service mortgage loans for others, regardless of the manner in which such servicing rights are acquired. Moreover, this statement requires that the total cost of acquiring mortgage loans be allocated to the servicing rights and the loans based on their relative fair values, if practicable. This standard is effective for fiscal years beginning after December 15, 1995 but earlier implementation is encouraged. Management implemented SFAS No. 122 beginning July 1, 1995. The impact upon the results of operations of the Bank was not material.

         During 1996, the FASB issued SFAS No. 125, "Accounting for Transfers and Servicing of Financial Assets and Extinguishment of Liabilities," which is effective for the Company's fiscal year beginning January 1, 1997. SFAS 125 provides standards for distinguishing transfers of financial assets that are sales from transfers that are secured borrowings. The impact of the adoption of SFAS 125 upon the results of operations of the Company was not material.

         In February 1997, the FASB issued SFAS No. 128, "Earnings per Share," which is effective for the Company's fourth quarter and year ended December 31, 1997. Early application is not permitted and after the effective date, prior period earnings per share presented must be restated. SFAS No. 128 establishes new standards for computing and presenting EPS. Specifically, SFAS No. 128 replaces the presentation of primary earnings per share with basic earnings per share, requires dual presentation for companies with complex capital structures of basic and diluted earnings per share and requires a conciliation of the numerator and denominator of the basic earnings per share computation to those of the diluted earnings per share computation. Management has not determined the effect of the adoption of SFAS No. 128 on the Company's financial statements, but does not expect it to be material.

LEGAL PROCEEDINGS

         The Company is party to various legal proceedings in the ordinary course of its business. Based on information presently available, management does not believe that the ultimate outcome of such proceedings, in the aggregate, would have a material adverse effect on the Company's financial position or results of operations.

                                   MANAGEMENT

         The table below sets forth the names and ages of the directors and executive officers of the Company and the Bank as well as the positions and offices held by such persons. The Company's directors also serve on the Bank's Board of Directors. The Company's directors are elected for a one-year term.


       NAME                           AGE     POSITION                                                Year First
       ----                           ---     --------                                                 Became a
                                                                                                       Director
                                                                                                       --------

       John W. Sapanski               60      Chairman of the Board; President and Chief Executive       1993
                                              Officer
       Fred Hemmer                    42      Director of the Bank, Senior Executive Vice                1986
                                              President of the Bank
       William R. Falzone             49      Treasurer, Executive Vice President and Chief
                                              Financial Officer of the Bank
       John W. Fischer, Jr.           48      Executive Vice President of the Bank
       Richard G. Gleitsman           43      Executive Vice President and Chief Administrative
                                              Officer of the Bank
       Kathleen A. Reinagel           45      Executive Vice President of the Bank
       Steve McWhorter                35      Head of Mortgage Banking Division
       William R. Hough               69      Director                                                   1993
       Marla Hough                    39      Director                                                   1997
       Alfred T. May                  58      Director                                                   1993
       William J. Morrison            64      Director                                                   1980



     John W. Sapanski. Mr. Sapanski has been Chairman of the Board, Chief Executive Officer and President of the Bank since June 1993 and Chairman of the Board, Chief Executive Officer and President of the Company since March 1996. He has 45 years of banking experience, including service with the Dime Savings Bank in New York, New York from 1949 to 1987, where he served as President and Chief Operating Officer from 1981 to 1987 and with Florida Federal Savings Bank in St. Petersburg, Florida ("Florida Federal") from 1988 to 1991 where he acted as President and Chief Executive Officer from 1988 to 1991. Mr. Sapanski was President and Chief Executive Officer of Florida Federal at the time the Office of Thrift Supervision placed Florida Federal in conservatorship. Mr. Sapanski was retained by the Resolution Trust Corporation (the "RTC"), the conservator for Florida Federal, to assist in managing the institution in conservatorship until it was sold by the RTC to First Union Corporation in August 1991.

     Fred Hemmer. Mr. Hemmer has served as Executive Vice President of the Bank in charge of Corporate Banking and Special Assets since joining the Bank in 1991. He previously served as Executive Vice President of Rutenberg Corporation, a real estate development company based in Clearwater, Florida, from 1980 to 1991. Mr. Hemmer is a certified public accountant and was employed by Arthur Andersen & Co. from 1976 to 1980. Mr. Hemmer is also a licensed real estate broker and certified general contractor.

     William R. Falzone. Mr. Falzone has served as Treasurer of the Company since March 1996 and Executive Vice President and Chief Financial Officer of the Bank since February 1994. He was employed at Florida Federal from 1983 through 1991 where he served as Senior Vice President and Controller and as Director of Financial Services. Most recently, he was a Senior Consultant for Stogniew and Associates, a nationwide consulting firm. He has over 20 years of banking experience and is also a certified public accountant.

     John W. Fischer, Jr. Mr. Fischer has served as Executive Vice President of the Bank in charge of Consumer Banking since December 1993. He has over 20 years of banking experience in retail branch management and consumer and residential lending. Mr. Fischer formerly served as Regional Marketing Director for Western Reserve Life in Clearwater, Florida, Regional Vice President of Great Western Bank in Miami and Executive Vice President/Consumer Financial Services for Florida Federal. Mr. Fischer holds life, health, annuity and Series 7 securities license.

     Richard C. Gleitsman. Mr. Gleitsman has served as Executive Vice President and Chief Administrative Officer of the Bank since December 1993. He previously served as Executive Vice President and Regional Manager of CrossLand since 1986. He has over 25 years of banking experience in retail branch management, loan servicing, human resources, data processing, and executive administration.

     Kathleen A. Reinagel. Ms. Reinagel served as Executive Vice President of the Bank in charge of Credit and Loan Administration since August 1993. She has over 20 years of experience in the lending field with concentration in credit and underwriting, loan documentation, due diligence and loan review.
Ms. Reinagel formerly served as Vice President of WRH Mortgage, Inc. ("WRH Mortgage"), St. Petersburg, Florida, a mortgage banking company affiliated with William R. Hough & Co., and Vice President, Department Manager of Commercial Real Estate of Florida Federal.

     Steve McWhorter. Mr. McWhorter has served as Division Director in charge of the Company's mortgage banking division since April 1996, having previously served as Regional Manager of FT Mortgage Company since 1992. He has over 14 years of experience in the mortgage banking industry.

     William R. Hough. Mr. Hough has served as President of William R. Hough & Co., St. Petersburg, Florida, an investment banking firm specializing in state, county, and municipal bonds, since 1962, President of WRH Mortgage, St. Petersburg, Florida, since May 1993, Director of FFO since 1993 and President of Royal Palm Center, II, Inc., Port Charlotte, Florida, a privately-held retirement center, since September 1991.

     Marla Hough. Mrs. Hough has served as President of Hough Engineering, Inc., an engineering consulting firm, Bradenton, Florida since from March 1997 and Vice President of Bishop & Associates, Bradenton, Florida, an engineering, planning and surveying firm, since 1992. From 1984 to 1992, Mrs. Hough served as Project Manager at Zoller, Najjar and Shroyer, Inc., an engineering, planning, surveying and landscape architecture firm, Bradenton, Florida.

     Alfred T. May. Mr. May has served as Director and Chairman of the Board of FFO and its subsidiary, First Federal Savings & Loan Association of Osceola County, Kissimmee, Florida, since September 1993. From 1989 to 1992, Mr. May served as President of Mid-State Federal Savings Bank, Ocala, Florida.

     William J. Morrison. Mr. Morrison has served as Senior Partner of Morrison & Company, P.A., Tampa, Florida, a certified public accounting firm, since 1995, as General Partner of Best-Morrison Properties, Tampa, Florida, a real estate investment firm since 1975 and as Managing Partner of Morrison Investments, Ltd. Tampa, Florida, a real estate and securities investment firm since 1991.


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

                    DESCRIPTION OF THE PREFERRED SECURITIES

     The Preferred Securities will be issued pursuant to the terms of the Trust Agreement. The Trust Agreement will be qualified as an indenture under the Trust Indenture Act. The Property Trustee, Wilmington Trust Company, will act as indenture trustee for the Preferred Securities under the Trust Agreement for purposes of complying with the provisions of the Trust Indenture Act. The terms of the Preferred Securities will include those stated in the Trust Agreement and those made part of the Trust Agreement by the Trust Indenture Act. The following summary of the material terms and provisions of the Preferred Securities and the Trust Agreement does not purport to be complete and is subject to, and is qualified in its entirety by reference to, the Trust Agreement, the Delaware Business Trust Act (the "Trust Act"), and the Trust Indenture Act. Wherever particular defined terms of the Trust Agreement are referred to, but not defined herein, such defined terms are incorporated herein by reference. The form of the Trust Agreement has been filed as an exhibit to the Registration Statement of which this Prospectus forms a part.

GENERAL

     Pursuant to the terms of the Trust Agreement, the Trustees, on behalf of RBI Capital, will issue the Trust Securities. All of the Common Securities will be owned by the Company. The Preferred Securities will represent preferred undivided beneficial interests in the assets of RBI Capital and the holders thereof will be entitled to a preference in certain circumstances with respect to Distributions and amounts payable on redemption or liquidation over the Common Securities, as well as other benefits as described in the Trust Agreement. The Trust Agreement does not permit the issuance by RBI Capital of any securities other than the Trust Securities or the incurrence of any indebtedness by RBI Capital.

     The Preferred Securities will rank pari passu, and payments will be made thereon pro rata, with the Common Securities, except as described under "--Subordination of Common Securities." Legal title to the Junior Subordinated Debentures will be held by the Property Trustee in trust for the benefit of the holders of the Trust Securities. The Guarantee executed by the Company for the benefit of the holders of the Preferred Securities will be a guarantee on a subordinated basis with respect to the Preferred Securities, but will not guarantee payment of Distributions or amounts payable on redemption or liquidation of such Preferred Securities when RBI Capital does not have funds on hand available to make such payments. Wilmington Trust Company, as Guarantee Trustee, will hold the Guarantee for the benefit of the holders of the Preferred Securities. See "Description of the Guarantee."

DISTRIBUTIONS

     Payment of Distributions. Distributions on each Preferred Security will be payable at the annual rate of ____% of the stated Liquidation Amount of $10, payable quarterly in arrears on March 31, June 30, September 30 and December 31 of each year, to the holders of the Preferred Securities on the relevant record dates (each date on which Distributions are payable in accordance with the foregoing, a "Distribution Date"). The record date will be the 15th day of the month in which the relevant Distribution Date occurs. Distributions will accumulate from the date of original issuance. The first Distribution Date for the Preferred Securities will be _____________, 1997. The amount of Distributions payable for any period will be computed on the basis of a 360-day year of twelve 30-day months. In the event that any date on which Distributions are payable on the Preferred Securities is not a Business Day, then payment of the Distributions payable on such date will be made on the next succeeding day that is a Business Day (and without any additional Distributions, interest or other payment in respect of any such delay) with the same force and effect as if made on the date such payment was originally due and payable. "Business Day" means any day other than a Saturday or a Sunday, a day on which banking institutions in the City of New York are authorized or required by law or executive order to remain closed or a day on which the corporate trust office of the Property Trustee or the Debenture Trustee is closed for business.

     Extension Period. The Company has the right under the Indenture, so long as no Debenture Event of Default has occurred and is continuing, to defer the payment of interest on the Junior Subordinated Debentures at any time,


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

or from time to time (each, an "Extended Interest Payment Period"), which, if exercised, would result in quarterly Distributions on the Preferred Securities also being deferred during any such Extended Interest Payment Period. Distributions to which holders of the Preferred Securities are entitled will accumulate additional Distributions thereon at the rate per annum of ____% thereof, compounded quarterly from the relevant Distribution Date. The term "Distributions," as used herein, includes any such additional Distributions. The right to defer the payment of interest on the Junior Subordinated Debentures is limited, however, to a period, in each instance, not exceeding 20 consecutive quarters and no Extended Interest Payment Period may extend beyond the Stated Maturity of the Junior Subordinated Debentures. During any such Extended Interest Payment Period, the Company may not (i) declare or pay any dividends or distributions on, or redeem, purchase, acquire or make a liquidation payment with respect to, any of the Company's capital stock (other than (a) the reclassification of any class of the Company's capital stock into another class of capital stock, (b) dividends or distributions payable in any class of the Company's Common Stock, (c) any declaration of a dividend in connection with the implementation of a shareholder rights plan, or the issuance of stock under any such plan in the future, or the redemption or repurchase of any such rights pursuant thereto and (d) purchases of the Company's Common Stock related to the rights under any of the Company's benefit plans for its or its subsidiaries' directors, officers or employees), (ii) make any payment of principal, interest or premium, if any, on or repay, repurchase or redeem any debt securities of the Company that rank pari passu with or junior in interest to the Junior Subordinated Debentures or make any guarantee payments with respect to any guarantee by the Company of the debt securities of any subsidiary of the Company if such guarantee ranks pari passu with or junior in interest to the Junior Subordinated Debentures (other than payments under the Guarantee), or (iii) redeem, purchase or acquire less than all of the Junior Subordinated Debentures or any of the Preferred Securities. Prior to the termination of any such Extended Interest Payment Period, the Company may further defer the payment of interest; provided that such Extended Interest Payment Period may not exceed 20 consecutive quarters or extend beyond the Stated Maturity of the Junior Subordinated Debentures. Upon the termination of any such Extended Interest Payment Period and the payment of all amounts then due, the Company may elect to begin a new Extended Interest Payment Period, subject to the above requirements. Subject to the foregoing, there is no limitation on the number of times that the Company may elect to begin an Extended Interest Payment Period.

     The Company has no current intention of exercising its right to defer payments of interest by extending the interest payment period on the Junior Subordinated Debentures.

     Source of Distribution. The funds of RBI Capital available for distribution to holders of its Preferred Securities will be limited to payments received from the Junior Subordinated Debentures in which RBI Capital will invest the proceeds from the issuance and sale of its Trust Securities. See "Description of the Junior Subordinated Debentures." Distributions will be paid through the Property Trustee who will hold amounts received in respect of the Junior Subordinated Debentures in the Property Account for the benefit of the holders of the Trust Securities. If the Company does not make interest payments on the Junior Subordinated Debentures, the Property Trustee will not have funds available to pay Distributions on the Preferred Securities. The payment of Distributions (but only if and to the extent RBI Capital has funds legally available for the payment of such Distributions and cash sufficient to make such payments) is guaranteed by the Company. See "Description of the Guarantee." Distributions on the Preferred Securities will be payable to the holders thereof as they appear on the register of holders of the Preferred Securities on the relevant record dates, which will be the 15th day of the month in which the relevant Distribution Date occurs.

REDEMPTION OR EXCHANGE

     General. The Junior Subordinated Debentures will mature on ____________, 2027. The Company will have the right to redeem the Junior Subordinated Debentures (i) on or after _____________, 2002, in whole at any time or in part from time to time, or (ii) at any time, in whole (but not in part), within 180 days following the occurrence of a Tax Event, an Investment Company Event or a Capital Treatment Event, in each case subject to prior Federal Reserve approval, if then required under applicable Federal Reserve capital guidelines or policies. Subject to the foregoing events, the Company will not have the right to purchase the Junior Subordinated Debentures, in whole or in part, from RBI Capital until after _____________, 2002. See "Description of the Junior Subordinated Debentures--General."

     Mandatory Redemption. Upon the repayment or redemption, in whole or in part, of any Junior Subordinated Debentures, whether at Stated Maturity or upon earlier redemption as provided in the Indenture, the proceeds from such repayment or redemption will be applied by the Property Trustee to redeem a Like Amount (as defined herein) of the Trust Securities, upon not less than 30 nor more than 60 days notice, at a redemption price (the "Redemption Price") equal to the aggregate Liquidation Amount of such Trust Securities plus accumulated but unpaid Distributions thereon to the date of redemption (the "Redemption Date"). See "Description of the Junior Subordinated Debentures--Redemption or Exchange." If less than all of the Junior Subordinated Debentures are to be repaid or redeemed on a Redemption Date, then the proceeds from such repayment or redemption will be allocated to the redemption of the Trust Securities pro rata.

     Distribution of Junior Subordinated Debentures. Subject to the Company having received prior Federal Reserve approval, if then required under applicable Federal Reserve capital guidelines or policies, the Company, as holder of the Common Securities, will have the right at any time to dissolve, wind-up or terminate RBI Capital and, after satisfaction of the liabilities of creditors of RBI Capital as provided by applicable law, cause the Junior Subordinated Debentures to be distributed to the holders of Trust Securities in liquidation of RBI Capital. See "--Liquidation Distribution Upon Termination."

     Tax Event Redemption, Investment Company Event Redemption or Capital Treatment Event Redemption. If a Tax Event, an Investment Company Event or a Capital Treatment Event occurs and is continuing, the Company has the right to redeem the Junior Subordinated Debentures in whole (but not in part) and thereby cause a mandatory redemption of the Trust Securities in whole (but not in part) at the Redemption Price within 180 days following the occurrence of such Tax Event, Investment Company Event or Capital Treatment Event. In the event a Tax Event, an Investment Company Event or a Capital Treatment Event in respect of the Trust Securities has occurred and the Company does not elect to redeem the Junior Subordinated Debentures and thereby cause a mandatory redemption of the Trust Securities or to liquidate RBI Capital and cause the Junior Subordinated Debentures to be distributed to holders of such Trust Securities in liquidation of RBI Capital as described below under "-Liquidation Distribution Upon Termination," such Preferred Securities will remain outstanding and Additional Interest (as defined herein) may be payable on the Junior Subordinated Debentures.

     "Additional Interest" means the additional amounts as may be necessary in order that the amount of Distributions then due and payable by RBI Capital on the outstanding Trust Securities will not be reduced as a result of any additional taxes, duties and other governmental charges to which RBI Capital has become subject as a result of a Tax Event.

     "Like Amount" means (i) with respect to a redemption of Trust Securities, Trust Securities having a Liquidation Amount equal to that portion of the principal amount of Junior Subordinated Debentures to be contemporaneously redeemed in accordance with the Indenture, which will be used to pay the Redemption Price of such Trust Securities, and (ii) with respect to a distribution of Junior Subordinated Debentures to holders of Trust Securities in connection with a dissolution or liquidation of RBI Capital, Junior Subordinated Debentures having a principal amount equal to the Liquidation Amount of the Trust Securities of the holder to whom such Junior Subordinated Debentures are distributed. Each Junior Subordinated Debenture distributed pursuant to clause (ii) above will carry with it accumulated interest in an amount equal to the accumulated and unpaid interest then due on such Junior Subordinated Debentures.

     "Liquidation Amount" means the stated amount of $10 per Trust Security.

     There can be no assurance as to the market prices of the Preferred Securities or the Junior Subordinated Debentures that may be distributed in exchange for Preferred Securities if a dissolution and liquidation of RBI

Capital were to occur. The Preferred Securities that an investor may purchase, or the Junior Subordinated Debentures that an investor may receive on dissolution and liquidation of RBI Capital, may trade at a discount to the price that the investor paid to purchase the Preferred Securities offered hereby.

     Redemption Procedures. Preferred Securities redeemed on each Redemption Date will be redeemed at the Redemption Price with the applicable proceeds from the contemporaneous redemption of the Junior Subordinated Debentures. Redemptions of the Preferred Securities will be made and the Redemption Price will be payable on each Redemption Date only to the extent that RBI Capital has funds on hand available for the payment of such Redemption Price. See "--Subordination of Common Securities."

     If RBI Capital gives a notice of redemption in respect of its Preferred Securities, then, by 12:00 noon, eastern standard time, on the Redemption Date, to the extent funds are available, the Property Trustee will irrevocably deposit with the paying agent for the Preferred Securities funds sufficient to pay the aggregate Redemption Price and will give the paying agent for the Preferred Securities irrevocable instructions and authority to pay the Redemption Price to the holders thereof upon surrender of their certificates evidencing such Preferred Securities. Notwithstanding the foregoing, Distributions payable on or prior to the Redemption Date for any Preferred Securities called for redemption will be payable to the holders of such Preferred Securities on the relevant record dates for the related Distribution Dates. If notice of redemption shall have been given and funds deposited as required, then upon the date of such deposit, all rights of the holders of such Preferred Securities so called for redemption will cease, except the right of the holders of such Preferred Securities to receive the Redemption Price, but without interest on such Redemption Price, and such Preferred Securities will cease to be outstanding. In the event that any date fixed for redemption of Preferred Securities is not a Business Day, then payment of the Redemption Price payable on such date will be made on the next succeeding day which is a Business Day (and without any additional Distribution, interest or other payment in respect of any such delay) with the same force and effect as if made on such date. In the event that payment of the Redemption Price in respect of Preferred Securities called for redemption is improperly withheld or refused and not paid either by RBI Capital or by the Company pursuant to the Guarantee, Distributions on such Preferred Securities will continue to accrue at the then applicable rate, from the Redemption Date originally established by RBI Capital for such Preferred Securities to the date such Redemption Price is actually paid, in which case the actual payment date will be considered the date fixed for redemption for purposes of calculating the Redemption Price. See "Description of the Guarantee."

     Subject to applicable law (including, without limitation, United States federal securities law) and, further provided, that the Company has not and is not continuing to exercise its right to defer interest payments, the Company or its subsidiaries may at any time and from time to time purchase outstanding Preferred Securities by tender, in the open market or by private agreement.

     Payment of the Redemption Price on the Preferred Securities and any distribution of Junior Subordinated Debentures to holders of Preferred Securities will be made to the applicable recordholders thereof as they appear on the register for the Preferred Securities on the relevant record date, which date will be the date 15 days prior to the Redemption Date or liquidation date, as applicable.

     If less than all of the Trust Securities are to be redeemed on a Redemption Date, then the aggregate Liquidation Amount of such Trust Securities to be redeemed will be allocated pro rata to the Trust Securities based upon the relative Liquidation Amounts of such classes. The particular Preferred Securities to be redeemed will be selected by the Property Trustee from the outstanding Preferred Securities not previously called for redemption, by such method as the Property Trustee deems fair and appropriate and which may provide for the selection for redemption of portions (equal to $10 or an integral multiple of $10 in excess thereof) of the Liquidation Amount of Preferred Securities of a denomination larger than $10. The Property Trustee will promptly notify the registrar for the Preferred Securities in writing of the Preferred Securities selected for redemption and, in the case of any Preferred Securities selected for partial redemption, the Liquidation Amount thereof to be redeemed. For all purposes of the Trust Agreement, unless the context otherwise requires, all provisions relating to the redemption of Preferred


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

Securities will relate to the portion of the aggregate Liquidation Amount of Preferred Securities which has been or is to be redeemed.

     Notice of any redemption will be mailed at least 30 days but not more than 60 days before the Redemption Date to each holder of Trust Securities to be redeemed at its registered address. Unless the Company defaults in payment of the redemption price on the Junior Subordinated Debentures, on and after the Redemption Date interest will cease to accrue on such Junior Subordinated Debentures or portions thereof (and Distributions will cease to accrue on the related Preferred Securities or portions thereof) called for redemption.

     Subordination of Common Securities. Payment of Distributions on, and the Redemption Price of, the Preferred Securities and Common Securities, as applicable, will be made pro rata based on the Liquidation Amount of the Preferred Securities and Common Securities; provided, however, that if on any Distribution Date or Redemption Date a Debenture Event of Default has occurred and is continuing, no payment of any Distribution on, or Redemption Price of, any of the Common Securities, and no other payment on account of the redemption, liquidation or other acquisition of such Common Securities, will be made unless payment in full in cash of all accumulated and unpaid Distributions on all of the outstanding Preferred Securities for all Distribution periods terminating on or prior thereto, or in the case of payment of the Redemption Price the full amount of such Redemption Price on all of the outstanding Preferred Securities then called for redemption, will have been made or provided for, and all funds available to the Property Trustee will first be applied to the payment in full in cash of all Distributions on, or Redemption Price of, the Preferred Securities then due and payable.

     In the case of any Event of Default resulting from a Debenture Event of Default, the Company as holder of the Common Securities will be deemed to have waived any right to act with respect to any such Event of Default under the Trust Agreement until the effect of all such Events of Default with respect to the Preferred Securities have been cured, waived or otherwise eliminated. Until any such Events of Default under the Trust Agreement with respect to the Preferred Securities has been so cured, waived or otherwise eliminated, the Property Trustee will act solely on behalf of the holders of the Preferred Securities and not on behalf of the Company, as holder of the Common Securities, and only the holders of the Preferred Securities will have the right to direct the Property Trustee to act on their behalf.

     Liquidation Distribution Upon Termination. The Company will have the right at any time to dissolve, wind-up or terminate RBI Capital and cause the Junior Subordinated Debentures to be distributed to the holders of the Preferred Securities. Such right is subject, however, to the Company having received prior Federal Reserve approval, if then required under applicable Federal Reserve capital guidelines or policies.

     Pursuant to the Trust Agreement, RBI Capital will automatically terminate upon expiration of its term and will terminate earlier on the first to occur of
(i) certain events of bankruptcy, dissolution or liquidation of the Company,
(ii) the distribution of a Like Amount of the Junior Subordinated Debentures to the holders of its Trust Securities, if the Company, as depositor, has given written direction to the Property Trustee to terminate RBI Capital (which direction is optional and wholly within the discretion of the Company, as depositor), (iii) redemption of all of the Preferred Securities as described under "Description of the Preferred Securities--Redemption or Exchange--Mandatory Redemption," or (iv) the entry of an order for the dissolution of RBI Capital by a court of competent jurisdiction.

     If an early termination occurs as described in clause (i), (ii) or (iv) of the preceding paragraph, RBI Capital will be liquidated by the Trustees as expeditiously as the Trustees determine to be possible by distributing, after satisfaction of liabilities to creditors of RBI Capital as provided by applicable law, to the holders of such Trust Securities a Like Amount of the Junior Subordinated Debentures, unless such distribution is determined by the Property Trustee not to be practical, in which event such holders will be entitled to receive out of the assets of RBI Capital available for distribution to holders, after satisfaction of liabilities to creditors of RBI Capital as provided by applicable law, an amount equal to, in the case of holders of Preferred Securities, the aggregate of the

Liquidation Amount plus accrued and unpaid Distributions thereon to the date of payment (such amount being the "Liquidation Distribution"). If such Liquidation Distribution can be paid only in part because RBI Capital has insufficient assets available to pay in full the aggregate Liquidation Distribution, then the amounts payable directly by RBI Capital on the Preferred Securities will be paid on a pro rata basis. The Company, as the holder of the Common Securities, will be entitled to receive distributions upon any such liquidation pro rata with the holders of the Preferred Securities, except that, if a Debenture Event of Default has occurred and is continuing, the Preferred Securities will have a priority over the Common Securities. See "--Subordination of Common Securities."

     After the liquidation date fixed for any distribution of Junior Subordinated Debentures (i) the Preferred Securities will no longer be deemed to be outstanding, (ii) DTC or its nominee, as the registered holder of Preferred Securities, will receive a registered global certificate or certificates representing the Junior Subordinated Debentures to be delivered upon such distribution with respect to Preferred Securities held by DTC or its nominee and (iii) any certificates representing the Preferred Securities not held by DTC or its nominee will be deemed to represent the Junior Subordinated Debentures having a principal amount equal to the stated Liquidation Amount of the Preferred Securities and bearing accrued and unpaid interest in an amount equal to the accumulated and unpaid Distributions on the Preferred Securities until such certificates are presented to the security registrar for the Trust Securities for transfer or reissuance.

     Under current United States federal income tax law and interpretations and assuming, as expected, that RBI Capital is treated as a grantor trust, a distribution of the Junior Subordinated Debentures should not be a taxable event to holders of the Preferred Securities. Should there be a change in law, a change in legal interpretation, a Tax Event or other circumstances, however, the distribution could be a taxable event to holders of the Preferred Securities. See "Certain Federal Income Tax Consequences--Receipt of Junior Subordinated Debentures or Cash Upon Liquidation of RBI Capital."

     If the Company elects neither to redeem the Junior Subordinated Debentures prior to maturity nor to liquidate RBI Capital and distribute the Junior Subordinated Debentures to holders of the Preferred Securities, the Preferred Securities will remain outstanding until the repayment of the Junior Subordinated Debentures. If the Company elects to liquidate RBI Capital and thereby causes the Junior Subordinated Debentures to be distributed to holders of the Preferred Securities in liquidation of RBI Capital, the Company will continue to have the right to shorten the maturity of such Junior Subordinated Debentures, subject to certain conditions. See "Description of the Junior Subordinated Debentures--General."

     Liquidation Value. The amount of the Liquidation Distribution payable on the Preferred Securities in the event of any liquidation of RBI Capital is $10 per Preferred Security plus accrued and unpaid Distributions thereon to the date of payment, which may be in the form of a distribution of such amount in Junior Subordinated Debentures with a like amount of accrued interest, subject to certain exceptions. See "--Liquidation Distribution Upon Termination."

     Events of Default; Notice. Any one of the following events constitutes an event of default under the Trust Agreement (an "Event of Default") with respect to the Preferred Securities (whatever the reason for such Event of Default and whether voluntary or involuntary or effected by operation of law or pursuant to any judgment, decree or order of any court or any order, rule or regulation of any administrative or governmental body):

     (i) the occurrence of a Debenture Event of Default (see "Description of the Junior Subordinated Debentures- Debenture Events of Default"); or

     (ii) default by RBI Capital in the payment of any Distribution when it becomes due and payable, and continuation of such default for a period of 30 days; or

     (iii) default by RBI Capital in the payment of any Redemption Price of any Trust Security when it becomes due and payable: or

     (iv) default in the performance, or breach, in any material respect, of any covenant or warranty of the Trustee(s) in the Trust Agreement (other than a covenant or warranty a default in the performance of which or the breach of which is dealt with in clauses (ii) or (iii) above), and continuation of such default or breach for a period of 60 days after there has been given, by registered or certified mail, to the Trustee(s) by the holders of at least 25% in aggregate Liquidation Amount of the outstanding Preferred Securities, a written notice specifying such default or breach and requiring it to be remedied and stating that such notice is a "Notice of Default" under the Trust Agreement: or

     (v) the occurrence of certain events of bankruptcy or insolvency with respect to the Property Trustee and the failure by the Company to appoint a successor Property Trustee within 60 days thereof.

     Within five Business Days after the occurrence of any Event of Default actually known to the Property Trustee, the Property Trustee will transmit notice of such Event of Default to the holders of the Preferred Securities, the Administrative Trustees and the Company, as depositor, unless such Event of Default has been cured or waived. The Company, as depositor, and the Administrative Trustees are required to file annually with the Property Trustee a certificate as to whether or not they are in compliance with all the conditions and covenants applicable to them under the Trust Agreement.

     If a Debenture Event of Default has occurred and is continuing, the Preferred Securities will have a preference over the Common Securities upon termination of RBI Capital. See "--Liquidation Distribution Upon Termination." The existence of an Event of Default does not entitle the holders of Preferred Securities to accelerate the maturity thereof.

     Removal of RBI Capital Trustee. Unless a Debenture Event of Default has occurred and is continuing, any Trustee may be removed at any time by the holder of the Common Securities. If a Debenture Event of Default has occurred and is continuing, the Property Trustee and the Delaware Trustee may be removed by the holders of a majority in Liquidation Amount of the outstanding Preferred Securities. In no event, however, will the holders of the Preferred Securities have the right to vote to appoint, remove or replace the Administrative Trustees, which voting rights are vested exclusively in the Company as the holder of the Common Securities. No resignation or removal of a Trustee and no appointment of a successor trustee will be effective until the acceptance of appointment by the successor trustee in accordance with the provisions of the Trust Agreement.

     Co-Trustees and Separate Property Trustee. Unless an Event of Default has occurred and is continuing, at any time or times, for the purpose of meeting the legal requirements of the Trust Indenture Act or of any jurisdiction in which any part of the Trust Property (as defined in the Trust Agreement) may at the time be located, the Company, as the holder of the Common Securities, will have power to appoint one or more Persons (as defined in the Trust Agreement) either to act as a co-trustee, jointly with the Property Trustee, of all or any part of such Trust Property, or to act as separate trustee of any such Trust Property, in either case with such powers as may be provided in the instrument of appointment, and to vest in such Person or Persons in such capacity any property, title, right or power deemed necessary or desirable, subject to the provisions of the Trust Agreement. In case a Debenture Event of Default has occurred and is continuing, the Property Trustee alone will have power to make such appointment.

     Merger or Consolidation of Trustees. Any Person into which the Property Trustee, the Delaware Trustee or any Administrative Trustee that is not a natural person may be merged or converted or with which it may be consolidated, or any Person resulting from any merger, conversion or consolidation to which such Trustee is a party, or any Person succeeding to all or substantially all the corporate trust business of such Trustee, will be the successor of such Trustee under the Trust Agreement, provided such Person is otherwise qualified and eligible.


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


     Mergers, Consolidations, Amalgamations or Replacements of RBI Capital.
RBI Capital may not merge with or into, consolidate, amalgamate, or be replaced by, or convey, transfer or lease its properties and assets substantially as an entirety to any Person, except as described below. RBI Capital may, at the request of the Company, with the consent of the Administrative Trustees, which consent may not be unreasonably withheld and without the consent of the holders of the Preferred Securities, the Property Trustee or the Delaware Trustee, merge with or into, consolidate, amalgamate, or be replaced by or convey, transfer or lease its properties and assets substantially as an entirety to a trust organized as such under the laws of any State; provided, that (i) such successor entity either (a) expressly assumes all of the obligations of RBI Capital with respect to the Preferred Securities, or (b) substitutes for the Preferred Securities other securities having substantially the same terms as the Preferred Securities (the "Successor Securities") so long as the Successor Securities rank the same as the Preferred Securities rank in priority with respect to distributions and payments upon liquidation, redemption and otherwise, (ii) the Company expressly appoints a trustee of such successor entity possessing the same powers and duties as the Property Trustee in its capacity as the holder of the Junior Subordinated Debentures, (iii) the Successor Securities are listed, or any Successor Securities will be listed upon notification of issuance, on any national securities exchange or other organization on which the Preferred Securities are then listed (including, if applicable, The Nasdaq Stock Market's National Market), if any, (iv) such merger, consolidation, amalgamation, replacement, conveyance, transfer or lease does not adversely affect the rights, preferences and privileges of the holders of the Preferred Securities (including any Successor Securities) in any material respect, (v) prior to such merger, consolidation, amalgamation, replacement, conveyance, transfer or lease, the Company has received an opinion from independent counsel to the effect that (a) such merger, consolidation, amalgamation, replacement, conveyance, transfer or lease does not adversely affect the rights, preferences and privileges of the holders of the Preferred Securities (including any Successor Securities) in any material respect, and
(b) following such merger, consolidation, amalgamation, replacement, conveyance, transfer or lease, neither RBI Capital nor such successor entity will be required to register as an "investment company" under the Investment Company Act, and (vi) the Company owns all of the common securities of such successor entity and guarantees the obligations of such successor entity under the Successor Securities at least to the extent provided by the Guarantee. Notwithstanding the foregoing, RBI Capital will not, except with the consent of holders of 100% in Liquidation Amount of the Preferred Securities, consolidate, amalgamate, merge with or into, or be replaced by or convey, transfer or lease its properties and assets substantially as an entirety to any other Person or permit any other Person to consolidate, amalgamate, merge with or into, or replace it if such consolidation, amalgamation, merger, replacement, conveyance, transfer or lease would cause RBI Capital or the successor entity to be classified as other than a grantor trust for United States federal income tax purposes.

     Voting Rights; Amendment of Trust Agreement. Except as provided below and under "Description of the Guarantee--Amendments and Assignment" and as otherwise required by the Trust Act and the Trust Agreement, the holders of the Preferred Securities will have no voting rights.

     The Trust Agreement may be amended from time to time by the Company, the Property Trustee and the Administrative Trustees, without the consent of the holders of the Preferred Securities (i) with respect to acceptance of appointment by a successor trustee, (ii) to cure any ambiguity, correct or supplement any provisions in such Trust Agreement that may be inconsistent with any other provision, or to make any other provisions with respect to matters or questions arising under the Trust Agreement (provided such amendment is not inconsistent with the other provisions of the Trust Agreement), or (iii) to modify, eliminate or add to any provisions of the Trust Agreement to such extent as is necessary to ensure that RBI Capital will be classified for United States federal income tax purposes as a grantor trust at all times that any Trust Securities are outstanding or to ensure that RBI Capital will not be required to register as an "investment company" under the Investment Company Act; provided, however, that in the case of clause (ii), such action may not adversely affect in any material respect the interests of any holder of Trust Securities, and any amendments of such Trust Agreement will become effective when notice thereof is given to the holders of Trust Securities. The Trust Agreement may otherwise be amended by the Trustees and the Company with (i) the consent of holders representing not less than a majority in the aggregate Liquidation Amount of the outstanding Trust Securities, and (ii) receipt by the Trustees of an opinion of counsel to the effect that such


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

amendment or the exercise of any power granted to the Trustees in accordance with such amendment will not affect RBI Capital's status as a grantor trust for United States federal income tax purposes or RBI Capital's exemption from status as an "investment company" under the Investment Company Act. Notwithstanding anything in this paragraph to the contrary, without the consent of each holder of Trust Securities, the Trust Agreement may not be amended to
(a) change the amount or timing of any Distribution on the Trust Securities or otherwise adversely affect the amount of any Distribution required to be made in respect of the Trust Securities as of a specified date, or (b) restrict the right of a holder of Trust Securities to institute suit for the enforcement of any such payment on or after such date.

     The Trustees will not, so long as any Junior Subordinated Debentures are held by the Property Trustee, (i) direct the time, method and place of conducting any proceeding for any remedy available to the Debenture Trustee, or executing any trust or power conferred on the Property Trustee with respect to the Junior Subordinated Debentures, (ii) waive any past default that is waivable under the Indenture, (iii) exercise any right to rescind or annul a declaration that the principal of all the Junior Subordinated Debentures will be due and payable, or (iv) consent to any amendment, modification or termination of the Indenture or the Junior Subordinated Debentures, where such consent is required, without, in each case, obtaining the prior approval of the holders of a majority in aggregate Liquidation Amount of all outstanding Preferred Securities; provided, however, that where a consent under the Indenture requires the consent of each holder of Junior Subordinated Debentures affected thereby, no such consent will be given by the Property Trustee without the prior consent of each holder of the Preferred Securities. The Trustees may not revoke any action previously authorized or approved by a vote of the holders of the Preferred Securities except by subsequent vote of the holders of the Preferred Securities. The Property

     Trustee will notify each holder of Preferred Securities of any notice of default with respect to the Junior Subordinated Debentures. In addition to obtaining the foregoing approvals of the holders of the Preferred Securities, prior to taking any of the foregoing actions, the Trustees must obtain an opinion of counsel experienced in such matters to the effect that RBI Capital will not be classified as an association taxable as a corporation for United States federal income tax purposes on account of such action.

     Any required approval of holders of Preferred Securities may be given at a meeting of holders of Preferred Securities convened for such purpose or pursuant to written consent. The Property Trustee will cause a notice of any meeting at which holders of Preferred Securities are entitled to vote, or of any matter upon which action by written consent of such holders is to be taken, to be given to each holder of record of Preferred Securities in the manner set forth in the Trust Agreement.

     No vote or consent of the holders of Preferred Securities will be required for RBI Capital to redeem and cancel its Preferred Securities in accordance with the Trust Agreement.

     Notwithstanding the fact that holders of Preferred Securities are entitled to vote or consent under any of the circumstances described above, any of the Preferred Securities that are owned by the Company, the Trustees or any affiliate of the Company or any Trustee, will, for purposes of such vote or consent, be treated as if they were not outstanding.

     Book Entry, Delivery and Form. The Preferred Securities will be issued in the form of one or more fully registered global securities which will be deposited with, or on behalf of, DTC and registered in the name of DTC's nominee. Unless and until it is exchangeable in whole or in part for the Preferred Securities in definitive form, a global security may not be transferred except as a whole by DTC to a nominee of DTC or by a nominee of DTC to DTC or another nominee of DTC or by DTC or any such nominee to a successor of such Depository or a nominee of such successor.

     Ownership of beneficial interests in a global security will be limited to persons that have accounts with DTC or its nominee ("Participants") or persons that may hold interests through Participants. The Company expects that,



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

upon the issuance of a global security, DTC will credit, on its book-entry registration and transfer system, the Participants' accounts with their respective principal amounts of the Preferred Securities represented by such global security. Ownership of beneficial interests in such global security will be shown on, and the transfer of such ownership interest will be effected only through, records maintained by DTC (with respect to interests of Participants). Beneficial owners will not receive written confirmation from DTC of their purchase, but are expected to receive written confirmations from the Participants through which the beneficial owner entered into the transaction. Transfers of ownership interests will be accomplished by entries on the books of Participants acting on behalf of the beneficial owners.

     So long as DTC, or its nominee, is the registered owner of a global security, DTC or such nominee, as the case may be, will be considered the sole owner or holder of the Preferred Securities represented by such global security for all purposes under the Junior Subordinated Indenture. Except as provided below, owners of beneficial interests in a global security will not be entitled to receive physical deliver of the Preferred Securities in definitive form and will not be considered the owners or holders thereof under the Junior Subordinated Indenture. Accordingly, each person owning a beneficial interest in such a global security must rely on the procedures of DTC and, if such person is not a Participant, on the procedures of the Participant through which such person owns its interest, to exercise any rights of a holder of Preferred Securities under the Junior Subordinated Indenture. The Company understands that, under DTC's existing practices, in the event that the Company requests any action of holders, or an owner of a beneficial interest in such a global security desires to take any action which a holder is entitled to take under the Junior Subordinated Indenture, DTC would authorize the Participants holding the relevant beneficial interest to take such action, and such Participants would authorize beneficial owners owning through such Participants to take such action or would otherwise act upon the instructions of beneficial owners owning through them. Redemption notices will also be sent to DTC. If less than all of the Preferred Securities are being redeemed, the Company understands that it is DTC's existing practice to determine by lot the amount of the interest of each Participant to be redeemed.

     Distributions on the Preferred Securities registered in the name of DTC or its nominee will be made to DTC or its nominee, as the case may be, as the registered owner of the global security representing such Preferred Securities. None of the Company, the Trustees, the Administrators, any Paying Agent or any other agent of the Company or the Trustees will have any responsibility or liability for any aspect of the records relating to or payments made on account of beneficial ownership interest in the global security for such Preferred Securities or for maintaining, supervising or reviewing any records relating to such beneficial ownership interests. Disbursements of Distributions to Participants shall be the responsibility of DTC. DTC's practice is to credit Participants' accounts on a payable date in accordance with their respective holdings shown on DTC's records unless DTC has reason to believe that it will not receive payment on the payable date. Payments by Participants to beneficial owners will be governed by standing instructions and customary practices, as is the case with securities held for the accounts of customers in bearer form or registered in "street name," and will be the responsibility of such Participant and not of DTC, the Company, the Trustees, the Paying Agent or any other agent of the Company, subject to any statutory or regulatory requirements as ma be in effect from time to time.

     DTC may discontinue providing its services as securities depository with respect to the Preferred Securities at any time by giving reasonable notice to the Company or the Trustees. If DTC notifies the Company that it is unwilling to continue as such, or if it is unable to continue or ceases to be a clearing agency registered under the Exchange Act and a successor depository is not appointed by the Company within ninety days after receiving such notice or becoming aware that DTC is no longer so registered, the Company will issue the Preferred Securities in definitive form upon registration of transfer or, or in exchange for, such global security. In addition, the Company may at any time and in its sole discretion determine not to have the Preferred Securities represented by one or more global securities and, in such event, will issue Preferred Securities in definitive form in exchange for all of the global securities representing such Preferred Securities.

     DTC has advised the Company and the Issuer Trust as follows: DTC is a limited purpose trust company organized under the laws of the State of New York, a member of the Federal Reserve, a "clearing corporation"


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

within the meaning of the Uniform Commercial Code and a "clearing agency" registered pursuant to the provisions of Section 17A of the Exchange Act. DTC was created to hold securities for its Participants and to facilitate the clearance and settlement of securities transactions between Participants through electronic book entry changes to accounts of its Participants, thereby eliminating the need for physical movement of certificates. Participants include securities brokers and dealers, banks, trust companies and clearing corporations and may include certain other organizations. Certain of such Participants (or their representatives), together with other entities, own DTC. Indirect access to the DTC system is available to others such as banks, brokers, dealers and trust companies that clear through, or maintain a custodial relationship with a Participant, either directly or indirectly.

     Same-Day Settlement and Payment. Settlement for the Preferred Securities will be made by the Underwriters in immediately available funds.

     Secondary trading in Preferred Securities of corporate issuers is generally settled in clearinghouse or next-day funds. In contrast, the Preferred Securities will trade in DTC's Same-Day Funds Settlement System, and secondary market trading activity in the Preferred Securities will therefore be required by DTC to settle in immediately available funds. No assurance can be given as to the effect, if any, of settlement in immediately available funds on trading activity in the Preferred Securities.

     Payment and Paying Agent. Payments in respect of the Preferred Securities will be made to DTC, which will credit the relevant accounts at DTC on the applicable Distribution Dates or, if the Preferred Securities are not held by DTC, such payments will be made by check mailed to the address of the holder entitled thereto as such address appears on the securities register for the Trust Securities. The paying agent (the "Paying Agent") will initially be the Property Trustee and any co-paying agent chosen by the Property Trustee and acceptable to the Administrative Trustees. The Paying Agent will be permitted to resign as Paying Agent upon 30 days' written notice to the Property Trustee and the Administrative Trustees. If the Property Trustee is no longer the Paying Agent, the Property Trustee will appoint a successor (which must be a bank or trust company reasonably acceptable to the Administrative Trustees) to act as Paying Agent.

     Registrar and Transfer Agent. The Property Trustee will act as the registrar and the transfer agent for the Preferred Securities. Registration of transfers of Preferred Securities will be effected without charge by or on behalf of RBI Capital, except for the payment of any tax or other governmental charges that may be imposed in connection with any transfer or exchange. In the event of any redemption, RBI Capital will not be required to (i) issue, register the transfer of, or exchange any Preferred Securities during a period beginning at the opening of business 15 days before the date of mailing of a notice of redemption of any Preferred Securities called for redemption and ending at the close of business on the day of such mailing; or (ii) register the transfer of or exchange any Preferred Securities so selected for redemption, in whole or in part, except the unredeemed portion of any such Preferred Securities being redeemed in part.

     Information Concerning the Property Trustee. The Property Trustee, other than upon the occurrence and during the continuance of an Event of Default, undertakes to perform only such duties as are specifically set forth in the Trust Agreement and, after such Event of Default, must exercise the same degree of care and skill as a prudent person would exercise or use in the conduct of his or her own affairs. Subject to this provision, the Property Trustee is under no obligation to exercise any of the powers vested in it by the Trust Agreement at the request of any holder of Preferred Securities unless it is offered reasonable indemnity against the costs, expenses and liabilities that might be incurred thereby. If no Event of Default has occurred and is continuing and the Property Trustee is required to decide between alternative causes of action, construe ambiguous provisions in the Trust Agreement or is unsure of the application of any provision of the Trust Agreement, and the matter is not one on which holders of Preferred Securities are entitled under the Trust Agreement to vote, then the Property Trustee will take such action as is directed by the Company and if not so directed, will take such action as it deems advisable and in the best interests of the holders of the Trust Securities and will have no liability except for its own bad faith, negligence or willful misconduct.


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


     Miscellaneous. The Administrative Trustees are authorized and directed to conduct the affairs of and to operate RBI Capital in such a way that RBI Capital will not be deemed to be an "investment company" required to be registered under the Investment Company Act or classified as an association taxable as a corporation for United States federal income tax purposes and so that the Junior Subordinated Debentures will be treated as indebtedness of the Company for United States federal income tax purposes. In this connection, the Company and the Administrative Trustees are authorized to take any action, not inconsistent with applicable law, the certificate of trust of RBI Capital or the Trust Agreement, that the Company and the Administrative Trustees determine in their discretion to be necessary or desirable for such purposes.

     Holders of the Preferred Securities have no preemptive or similar rights.

     The Trust Agreement and the Preferred Securities will be governed by, and construed in accordance with, the internal laws of the State of Delaware.

               DESCRIPTION OF THE JUNIOR SUBORDINATED DEBENTURES

     Concurrently with the issuance of the Preferred Securities, RBI Capital will invest the proceeds thereof, together with the consideration paid by the Company for the Common Securities, in the Junior Subordinated Debentures issued by the Company. The Junior Subordinated Debentures will be issued as unsecured debt under the Indenture, to be dated as of June __, 1997 (the "Indenture"), between the Company and Wilmington Trust Company, as trustee (the "Debenture Trustee"). The Indenture will be qualified as an indenture under the Trust Indenture Act. The following summary of the material terms and provisions of the Junior Subordinated Debentures and the Indenture does not purport to be complete and is subject to, and is qualified in its entirety by reference to, the Indenture and to the Trust Indenture Act. Wherever particular defined terms of the Indenture are referred to, but not defined herein, such defined terms are incorporated herein by reference. The form of the Indenture has been filed as an exhibit to the Registration Statement of which this Prospectus forms a part.

     General. The Junior Subordinated Debentures will be limited in aggregate principal amount to approximately $____ million (or $____ million if the Underwriters' over-allotment option is exercised in full by the Underwriters), such amount being the sum of the aggregate stated Liquidation Amount of the Trust Securities. The Junior Subordinated Debentures will bear interest at the annual rate of ____% of the principal amount thereof, payable quarterly in arrears on March 31, June 30, September 30, and December 31 of each year (each, an "Interest Payment Date") beginning ____________, 1997, to the Person (as defined in the Indenture) in whose name each Junior Subordinated Debenture is registered, subject to certain exceptions, at the close of business on the Business Day next preceding such Interest Payment Date. It is anticipated that, until the liquidation, if any, of RBI Capital, the Junior Subordinated Debentures will be held in the name of the Property Trustee in trust for the benefit of the holders of the Preferred Securities. The amount of interest payable for any period will be computed on the basis of a 360-day year of twelve 30-day months. In the event that any date on which interest is payable on the Junior Subordinated Debentures is not a Business Day, then payment of the interest payable on such date will be made on the next succeeding day that is a Business Day (and without any interest or other payment in respect of any such delay) with the same force and effect as if made on the date such payment was originally due and payable. Accrued interest that is not paid on the applicable Interest Payment Date will bear additional interest on the amount thereof (to the extent permitted by law) at the rate per annum of ____% thereof, compounded quarterly. The term "interest," as used herein, includes quarterly interest payments, interest on quarterly interest payments not paid on the applicable Interest Payment Date and Additional Interest, as applicable.

     The Junior Subordinated Debentures will mature on ____________, 2027, the Stated Maturity. Such date may be shortened at any time by the Company to any date not earlier than _____________, 2002, subject to the Company having received prior regulatory approval if then required under applicable capital guidelines or regulatory policies. In the event that the Company elects to shorten the Stated Maturity of the Junior Subordinated Debentures,


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

it will give notice thereof to the Debenture Trustee, RBI Capital and to the holders of the Junior Subordinated Debentures no more than 180 days and no less than 90 days prior to the effectiveness thereof.

     The Junior Subordinated Debentures will be unsecured and will rank junior and be subordinate in right of payment to all Senior Debt and Subordinated Debt of the Company. Because the Company is a holding company, the right of the Company to participate in any distribution of assets of a subsidiary, including the Bank, upon any liquidation or reorganization or otherwise of such subsidiary (and thus the ability of holders of the Junior Subordinated Debentures to benefit indirectly from such distribution), is subject to the prior claim of creditors of the subsidiary (including depositors in the Bank), except to the extent that the Company may itself be recognized as a creditor of the subsidiary. The Junior Subordinated Debentures will, therefore, be effectively subordinated to all existing and future liabilities of the Company's subsidiaries, including the Bank, and holders of

     Junior Subordinated Debentures should look only to the assets of the Company for payments on the Junior Subordinated Debentures. The Indenture does not limit the incurrence or issuance of other secured or unsecured debt of the Company, including Senior Debt and Subordinated Debt, whether under the Indenture or any existing indenture or other indenture that the Company or any of its subsidiaries may enter into in the future or otherwise. See "--Subordination."

     The Indenture does not contain provisions that afford holders of the Junior Subordinated Debentures protection in the event of a highly leveraged transaction or other similar transaction involving the Company that may adversely affect such holders.

     Option to Extend Interest Payment Period. The Company has the right under the Indenture at any time during the term of the Junior Subordinated Debentures, so long as no Debenture Event of Default has occurred and is continuing, to defer the payment of interest at any time, or from time to time. The right to defer the payment of interest on the Junior Subordinated Debentures is limited, however, to a period, in each instance, not exceeding 20 consecutive quarters and no Extended Interest Payment Period may extend beyond the Stated Maturity of the Junior Subordinated Debentures. At the end of each Extended Interest Payment Period, the Company must pay all interest then accrued and unpaid (together with interest thereon at the annual rate of ____%, compounded quarterly, to the extent permitted by applicable law). During an Extended Interest Payment Period, interest will continue to accrue and holders of Junior Subordinated Debentures (or the holders of Preferred Securities if such securities are then outstanding) will be required to accrue and recognize income for United States federal income tax purposes. See "Certain Federal Income Tax Consequences--Interest Income and Original Issue Discount."

     During any such Extended Interest Payment Period, the Company may not (i) declare or pay any dividends or distributions on, or redeem, purchase, acquire or make a liquidation payment with respect to, any of the Company's capital stock (other than (a) the reclassification of any class of the Company's capital stock into another class of capital stock, (b) dividends or distributions payable in any class of the Company's common stock, (c) any declaration of a dividend in connection with the implementation of a shareholder rights plan, or the issuance of stock under any such plan in the future, or the redemption or repurchase of any such rights pursuant thereto and
(d) purchases of the Company's common stock related to the rights under any of the Company's benefit plans for its or its subsidiaries' directors, officers or employees), (ii) make any payment of principal, interest or premium, if any, on or repay, repurchase or redeem any debt securities of the Company that rank pari passu with or junior in interest to the Junior Subordinated Debentures or make any guarantee payments with respect to any guarantee by the Company of the debt securities of any subsidiary of the Company if such guarantee ranks pari passu or junior in interest to the Junior Subordinated Debentures (other than payments under the Guarantee), or (iii) redeem, purchase or acquire less than all of the Junior Subordinated Debentures or any of the Preferred Securities. Prior to the termination of any such Extended Interest Payment Period, the Company may further defer the payment of interest; provided that no Extended Interest Payment Period may exceed 20 consecutive quarters or extend beyond the Stated Maturity of the Junior Subordinated Debentures. Upon the termination of any such Extended Interest Payment Period and the payment of all amounts then due on any Interest Payment Date, the Company may elect


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

to begin a new Extended Interest Payment Period subject to the above requirements. No interest will be due and payable during an Extended Interest Payment Period, except at the end thereof. The Company must give the Property Trustee, the Administrative Trustees and the Debenture Trustee notice of its election of such Extended Interest Payment Period at least two Business Days prior to the earlier of (i) the next succeeding date on which Distributions on the Trust Securities would have been payable except for the election to begin such Extended Interest Payment Period, or (ii) the date the Trust is required to give notice of the record date, or the date such Distributions are payable, to The Nasdaq Stock Market's National Market (or other applicable self-regulatory organization) or to holders of the Preferred Securities, but in any event at least one Business Day before such record date. Subject to the foregoing, there is no limitation on the number of times that the Company may elect to begin an Extended Interest Payment Period.

     Additional Sums. If RBI Capital or the Property Trustee is required to pay any additional taxes, duties or other governmental charges as a result of the occurrence of a Tax Event, the Company will pay as additional amounts (referred to herein as "Additional Interest") on the Junior Subordinated Debentures such additional amounts as may be required so that the net amounts received and retained by RBI Capital after paying any such additional taxes, duties or other governmental charges will not be less than the amounts RBI Capital would have received had such additional taxes, duties or other governmental charges not been imposed.

     Redemption or Exchange. The Company will have the right to redeem the Junior Subordinated Debentures prior to maturity (i) on or after _____________, 2002, in whole at any time or in part from time to time, or (ii) at any time in whole (but not in part), within 180 days following the occurrence of a Tax Event, an Investment Company Event or a Capital Treatment Event, in each case at a redemption price equal to the accrued and unpaid interest on the Junior Subordinated Debentures so redeemed to the date fixed for redemption, plus 100% of the principal amount thereof. Any such redemption prior to the Stated Maturity will be subject to prior regulatory approval if then required under applicable capital guidelines or regulatory policies.

     "Tax Event" means the receipt by RBI Capital of an opinion of counsel experienced in such matters to the effect that, as a result of any amendment to, or change (including any announced prospective change) in, the laws (or any regulations thereunder) of the United States or any political subdivision or taxing authority thereof or therein, or as a result of any official administrative pronouncement or judicial decision interpreting or applying such laws or regulations, which amendment or change is effective or which pronouncement or decision is announced on or after the date of issuance of the Preferred Securities under the Trust Agreement, there is more than an insubstantial risk that (i) interest payable by the Company on the Junior Subordinated Debentures is not, or within 90 days of the date of such opinion will not be, deductible by the Company, in whole or in part, for United States federal income tax purposes, (ii) RBI Capital is, or will be within 90 days after the date of such opinion of counsel, subject to United States federal income tax with respect to income received or accrued on the Junior Subordinated Debentures, or (iii) RBI Capital is, or will be within 90 days after the date of such opinion of counsel, subject to more than a de minimis amount of other taxes, duties, assessments or other governmental charges. The Company must request and receive an opinion with regard to such matters within a reasonable period of time after it becomes aware of the possible occurrence of any of the events described in clauses (i) through (iii) above.

     "Investment Company Event" means the receipt by RBI Capital of an opinion of counsel experienced in such matters to the effect that, as a result of the occurrence of a change in law or regulation or a change in interpretation or application of law or regulation by any legislative body, court, governmental agency or regulatory authority, RBI Capital is or will be considered an "investment company" that is required to be registered under the Investment Company Act, which change becomes effective on or after the date of original issuance of the Preferred Securities.

     "Capital Treatment Event" means the reasonable determination by the Company that, as a result of any amendment to, or change (including any proposed change) in, the laws (or any regulations thereunder) of the United States or any political subdivision thereof or therein, or as a result of any official or administrative pronouncement or action or judicial decision interpreting or applying such laws or regulations, which amendment or change is




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effective or such proposed change pronouncement, action or decision is announced on or after the date of original issuance of the Preferred Securities, there is more than an insubstantial risk that the Company will not be entitled to treat an amount equal to the Liquidation Amount of the Preferred Securities as "Tier 1 Capital" (or the then equivalent thereof) for purposes of the capital adequacy guidelines of the Federal Reserve (or any successor regulatory authority with jurisdiction over bank holding companies), or any capital adequacy guidelines as then in effect and applicable to the Company.

     Notice of any redemption will be mailed at least 30 days but not more than 60 days before the redemption date to each holder of Junior Subordinated Debentures to be redeemed at its registered address. Unless the Company defaults in payment of the redemption price for the Junior Subordinated Debentures, on and after the redemption date interest ceases to accrue on such Junior Subordinated Debentures or portions thereof called for redemption.

     The Junior Subordinated Debentures will not be subject to any sinking fund.

     Distribution Upon Liquidation. As described under "Description of the Preferred Securities-Liquidation Distribution Upon Termination," under certain circumstances involving the termination of RBI Capital, the Junior Subordinated Debentures may be distributed to the holders of the Preferred Securities in liquidation of RBI Capital after satisfaction of liabilities to creditors of RBI Capital as provided by applicable law. Any such distribution will be subject to receipt of prior regulatory approval if then required under applicable regulatory policies or guidelines. If the Junior Subordinated Debentures are distributed to the holders of Preferred Securities upon the liquidation of RBI Capital, the Company will use its best efforts to list the Junior Subordinated Debentures on The Nasdaq Stock Market's National Market or such stock exchanges, if any, on which the Preferred Securities are then listed. There can be no assurance as to the market price of any Junior Subordinated Debentures that may be distributed to the holders of Preferred Securities.

     Restrictions on Certain Payments. If at any time (i) there has occurred a Debenture Event of Default, (ii) the Company is in default with respect to its obligations under the Guarantee, or (iii) the Company has given notice of its election of an Extended Interest Payment Period as provided in the Indenture with respect to the Junior Subordinated Debentures and has not rescinded such notice, or such Extended Interest Payment Period, or any extension thereof, is continuing, the Company will not (1) declare or pay any dividends or distributions on, or redeem, purchase, acquire, or make a liquidation payment with respect to, any of the Company's capital stock (other than (a) the reclassification of any class of the Company's capital stock into another class of capital stock, (b) dividends or distributions payable in any class of the Company's Common Stock, (c) any declaration of a dividend in connection with the implementation of a shareholder rights plan, or the issuance of stock under any such plan in the future, or the redemption or repurchase of any such rights pursuant thereto and (d) purchases of the Company's Common Stock related to the rights under any of the Company's benefit plans for its or its subsidiaries' directors, officers or employees), (2) make any payment of principal, interest or premium, if any, on or repay or repurchase or redeem any debt securities of the Company that rank pari passu with or junior in interest to the Junior Subordinated Debentures or make any guarantee payments with respect to any guarantee by the Company of the debt securities of any subsidiary of the Company if such guarantee ranks pari passu or junior in interest to the Junior Subordinated Debentures (other than payments under the Guarantee), or (3) redeem, purchase or acquire less than all of the Junior Subordinated Debentures or any of the Preferred Securities.

     Subordination. The Indenture provides that the Junior Subordinated Debentures are subordinated and junior in right of payment to all Senior Debt and Subordinated Debt of the Company. Upon any payment or distribution of assets to creditors upon any liquidation, dissolution, winding up, reorganization, assignment for the benefit of creditors, marshaling of assets or any bankruptcy, insolvency, debt restructuring or similar proceedings in connection with any insolvency or bankruptcy proceedings of the Company, the holders of Senior Debt and Subordinated Debt of the Company will first be entitled to receive payment in full of principal of (and premium, if any) and interest, if any, on such Senior Debt and Subordinated Debt of the Company before the holders of Junior



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Subordinated Debentures will be entitled to receive or retain any payment in respect of the principal of or interest on the Junior Subordinated Debentures.

     In the event of the acceleration of the maturity of any Junior Subordinated Debentures, the holders of all Senior Debt and Subordinated Debt of the Company outstanding at the time of such acceleration will first be entitled to receive payment in full of all amounts due thereon (including any amounts due upon acceleration) before the holders of the Junior Subordinated Debentures will be entitled to receive or retain any payment in respect of the principal of or interest on the Junior Subordinated Debentures.

     No payments on account of principal or interest in respect of the Junior Subordinated Debentures may be made if there has occurred and is continuing a default in any payment with respect to Senior Debt and Subordinated Debt of the Company or an event of default with respect to any Senior Debt and Subordinated Debt of the Company resulting in the acceleration of the maturity thereof, or if any judicial proceeding is pending with respect to any such default.

     "Debt" means, with respect to any Person, whether recourse is to all or a portion of the assets of such Person and whether or not contingent, (i) every obligation of such person for money borrowed, (ii) every obligation of such Person evidenced by bonds, debentures, notes or other similar instruments, including obligations incurred in connection with the acquisition of property, assets or businesses, (iii) every reimbursement obligation of such Person with respect to letters of credit, bankers' acceptances or similar facilities issued for the account of such Person, (iv) every obligation of such Person issued or assumed as the deferred purchase price of property or services (but excluding trade accounts payable or accrued liabilities arising in the ordinary course of business), (v) every capital lease obligation of such Person, and (vi) every obligation of the type referred to in clauses (i) through (v) of another Person and all dividends of another Person the payment of which, in either case, such Person has guaranteed or is responsible or liable, directly or indirectly, as obligor or otherwise.

     "Senior Debt" means, with respect to the Company, the principal of (and premium, if any) and interest, if any (including interest accruing on or after the filing of any petition in bankruptcy or for reorganization relating to the Company whether or not such claim for post-petition interest is allowed in such proceeding), on Debt, whether incurred on or prior to the date of the Indenture or thereafter incurred, unless, in the instrument creating or evidencing the same or pursuant to which the same is outstanding, it is provided that such obligations are not superior in right of payment to the Junior Subordinated Debentures or to other Debt which is pari passu with, or subordinated to, the Junior Subordinated Debentures; provided, however, that Senior Debt will not be deemed to include (i) any Debt of the Company which when incurred and without respect to any election under section 1111(b) of the United States Bankruptcy Code of 1978, as amended, was without recourse to the Company, (ii) any Debt of the Company to any of its subsidiaries, (iii) any Debt to any employee of the Company, (iv) any Debt which by its terms is subordinated to trade accounts payable or accrued liabilities arising in the ordinary course of business to the extent that payments made to the holders of such Debt by the holders of the Junior Subordinated Debentures as a result of the subordination provisions of the Indenture would be greater than they otherwise would have been as a result of any obligation of such holders to pay amounts over to the obligees on such trade accounts payable or accrued liabilities arising in the ordinary course of business as a result of subordination provisions to which such Debt is subject, and (v) Debt which constitutes Subordinated Debt.

     "Subordinated Debt" means, with respect to the Company, the principal of (and premium, if any) and interest, if any (including interest accruing on or after the filing of any petition in bankruptcy or for reorganization relating to the Company whether or not such claim for post-petition interest is allowed in such proceeding), on Debt, whether incurred on or prior to the date of the Indenture or thereafter incurred, which is by its terms expressly provided to be junior and subordinate to other Debt of the Company (other than the Junior Subordinated Debentures). On December 31, 1996, the Company had $6.0 million outstanding of 6% Subordinated Debt due December 1, 2011.


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



     The Indenture places no limitation on the amount of additional Senior Debt and Subordinated Debt that may be issued or incurred by the Company. The Company may from time to time issue or incur additional indebtedness constituting Senior Debt and Subordinated Debt. As of December 31, 1996, the Company had aggregate Senior Debt and Subordinated Debt of $6.0 million. Because the Company is a holding company, the Junior Subordinated Debentures are effectively subordinated to all existing and future liabilities of the Company's subsidiaries, including obligations to depositors of the Bank.

     Registration, Denomination and Transfer. The Junior Subordinated Debentures will initially be registered in the name of RBI Capital. If the Junior Subordinated Debentures are distributed to holders of Preferred Securities, it is anticipated that the depositary arrangements for the Junior Subordinated Debentures will be substantially identical to those in effect for the Preferred Securities. See "Description of Preferred Securities -- Book Entry, Delivery and Form."

     Although DTC has agreed to the procedures described above, it is under no obligation to perform or continue to perform such procedures, and such procedures may be discontinued at any time. If DTC is at any time unwilling or unable to continue as depositary and a successor depositary is not appointed by the Company within 90 days of receipt of notice from DTC to such effect, the Company will cause the Junior Subordinated Debentures to be issued in definitive form.

     Payments on Junior Subordinated Debentures represented by a global security will be made to Cede & Co., the nominee for DTC, as the registered holder of the Junior Subordinated Debentures, as described under "Description of Preferred Securities -- Book Entry, Delivery and Form." If Junior Subordinated Debentures are issued in certificated form ,principal and interest will be payable, the transfer of the Junior Subordinated Debentures will be registrable, and Junior Subordinated Debentures will be exchangeable for Junior Subordinated Debentures of other authorized denominations of a like aggregate principal amount, at the corporate trust office of the Debentures Trustee in New York, New York or at the offices of any Paying Agent or transfer agent appointed by the Company, provided that payments of interest may be made at the option of the Company by check mailed to the address of the persons entitled thereto. However, a holder of $1 million or more in aggregate principal amount of Junior Subordinated Debentures may receive payments of interest (other than interest payable at the Stated Maturity) by wire transfer of immediately available funds upon written request to the Debenture Trustee not later than 15 calendar days prior to the date on which the interest is payable.

     Registrar and Transfer Agent. The Debenture Trustee will act as the registrar and the transfer agent for the Junior Subordinated Debentures. Junior Subordinated Debentures may be presented for registration of transfer (with the form of transfer endorsed thereon, or a satisfactory written instrument of transfer, duly executed) at the office of the registrar. The Company may at any time rescind the designation of any such transfer agent or approve a change in the location through which any such transfer agent acts; provided, that the Company maintains a transfer agent in the place of payment. The Company may at any time designate additional transfer agents with respect to the Junior Subordinated Debentures. In the event of any redemption, neither the Company nor the Debenture Trustee will be required to (i) issue, register the transfer of or exchange Junior Subordinated Debentures during a period beginning at the opening of business 15 days before the day of selection for redemption of Junior Subordinated Debentures and ending at the close of business on the day of mailing of the relevant notice of redemption, or (ii) transfer or exchange any Junior Subordinated Debentures so selected for redemption, except, in the case of any Junior Subordinated Debentures being redeemed in part, any portion thereof not to be redeemed.

     Modification of Indenture. The Company and the Debenture Trustee may, from time to time without the consent of the holders of the Junior Subordinated Debentures, amend, waive or supplement the Indenture for specified purposes, including, among other things, curing ambiguities, defects or inconsistencies and qualifying, or maintaining the qualification of, the Indenture under the Trust Indenture Act. The Indenture also contains provisions permitting the Company and the Debenture Trustee, with the consent of the holders of not less than a majority in principal amount of the outstanding Junior Subordinated Debentures, to modify the Indenture; provided, that no such modification may, without the consent of the holder of each outstanding Junior Subordinated Debenture affected by such proposed modification, (i) extend the fixed maturity of the Junior Subordinated Debentures, or reduce the principal amount thereof, or reduce the rate or extend the time of payment of interest thereon, or (ii) reduce the percentage of principal amount of Junior Subordinated Debentures, the holders of which are required to consent to any such modification of the Indenture; provided that so long as any of the Preferred Securities remain outstanding, no such modification may be made that requires the consent of the holders of the Junior Subordinated Debentures, and no termination of the Indenture may occur, and no waiver of any Debenture Event of Default may be effective, without the prior consent of the holders of at least a majority of the aggregate Liquidation Amount of the Preferred Securities and that if the consent of the holder of each Junior Subordinated Debenture is required, such modification will not be effective until each holder of Trust Securities has consented thereto.

     Debenture Events of Default. The Indenture provides that any one or more of the following described events with respect to the Junior Subordinated Debentures that has occurred and is continuing constitutes an event of default (each, a "Debenture Event of Default") with respect to the Junior Subordinated
Debentures:

     (i) failure for 30 days to pay any interest on the Junior Subordinated Debentures, when due (subject to the deferral of any due date in the case of an Extended Interest Payment Period); or

     (ii) failure to pay any principal on the Junior Subordinated Debentures when due whether at Stated Maturity, upon redemption by declaration or otherwise; or

     (iii) failure to observe or perform in any material respect certain other covenants contained in the Indenture for 90 days after written notice to the Company from the Debenture Trustee or the holders of at least 25% in aggregate outstanding principal amount of the Junior Subordinated Debentures; or

     (iv) certain events in bankruptcy, insolvency or reorganization of the Company.

     The holders of a majority in aggregate outstanding principal amount of the Junior Subordinated Debentures have the right to direct the time, method and place of conducting any proceeding for any remedy available to the Debenture Trustee. The Debenture Trustee, or the holders of not less than 25% in aggregate outstanding principal amount of the Junior Subordinated Debentures, may declare the principal due and payable immediately upon a Debenture Event of Default. The holders of a majority in aggregate outstanding principal amount of the Junior Subordinated Debentures may annul such declaration and waive the default if the default (other than the non-payment of the principal of the Junior Subordinated Debentures which has become due solely by such acceleration) has been cured and a sum sufficient to pay all matured installments of interest and principal due otherwise than by acceleration has been deposited with the Debenture Trustee. Should the holders of the Junior Subordinated Debentures fail to annul such declaration and waive such default, the holders of a majority in aggregate Liquidation Amount of the Preferred Securities will have such right.

     The Company is required to file annually with the Debenture Trustee a certificate as to whether or not the Company is in compliance with all the conditions and covenants applicable to it under the Indenture.

     If a Debenture Event of Default has occurred and is continuing, the Property Trustee will have the right to declare the principal of and the interest on such Junior Subordinated Debentures, and any other amounts payable under the Indenture, to be forthwith due and payable and to enforce its other rights as a creditor with respect to such Junior Subordinated Debentures.

     Enforcement of Certain Rights by Holders of the Preferred Securities. If a Debenture Event of Default has occurred and is continuing and such event is attributable to the failure of the Company to pay interest on or the principal of the Junior Subordinated Debentures on the payment date on which such payment is due and payable, then a holder of Preferred Securities may institute a legal proceeding directly against the Company for enforcement of payment to such holder of the principal of or interest on such Junior Subordinated Debentures having a principal amount equal to the aggregate Liquidation Amount of the Preferred Securities of such holder (a "Direct Action"). In connection with such Direct Action, the Company will have a right of set-off under the Indenture to the extent of any payment made by the Company to such holder of Preferred Securities in the Direct Action. The Company may not amend the Indenture to remove the foregoing right to bring a Direct Action without the prior written consent of the holders of all of the Preferred Securities. If the right to bring a Direct Action is removed, RBI Capital may become subject to the reporting obligations under the Exchange Act.

     The holders of the Preferred Securities will not be able to exercise directly any remedies, other than those set forth in the preceding paragraph, available to the holders of the Junior Subordinated Debentures unless there has been an Event of Default under the Trust Agreement. See "Description of the Preferred Securities--Events of Default; Notice."


     Consolidation, Merger, Sale of Assets and Other Transactions. The Company may not consolidate with or merge into any other Person or convey or transfer its properties and assets substantially as an entirety to any Person, and any Person may not consolidate with or merge into the Company or sell, convey, transfer or otherwise dispose of its properties and assets substantially as an entirety to the Company, unless (i) in the event the Company consolidates with or merges into another Person or conveys or transfers its properties and assets substantially as an entirety to any Person, the successor Person is organized under the laws of the United States or any State or the District of Columbia, and such successor Person expressly assumes by supplemental indenture the Company's obligations on the Junior Subordinated Debentures issued under the Indenture, (ii) immediately after giving effect thereto, no Debenture Event of Default, and no event which, after notice or lapse of time or both, would become a Debenture Event of Default, has occurred and is continuing, and (iii) certain other conditions as prescribed in the Indenture are met.

     Satisfaction and Discharge. The Indenture will cease to be of further effect (except as to the Company's obligations to pay certain sums due pursuant to the Indenture and to provide certain officers' certificates and opinions of counsel described therein) and the Company will be deemed to have satisfied and discharged the Indenture when, among other things, all Junior Subordinated Debentures not previously delivered to the Debenture Trustee for cancellation
(i) have become due and payable, or (ii) will become due and payable at their Stated Maturity within one year or are to be called for redemption within one year, and the Company deposits or causes to be deposited with the Debenture Trustee funds, in trust, for the purpose and in an amount sufficient to pay and discharge the entire indebtedness on the Junior Subordinated Debentures not previously delivered to the Debenture Trustee for cancellation, for the principal and interest to the date of the deposit or to the Stated Maturity or redemption date, as the case may be.

     Governing Law. The Indenture and the Junior Subordinated Debentures will be governed by and construed in accordance with the laws of the State of Florida.

     Information Concerning the Debenture Trustee. The Debenture Trustee has and is subject to all the duties and responsibilities specified with respect to an indenture trustee under the Trust Indenture Act. Subject to such provisions, the Debenture Trustee is under no obligation to exercise any of the powers vested in it by the Indenture at the request of any holder of Junior Subordinated Debentures, unless offered reasonable indemnity by such holder against the costs, expenses and liabilities which might be incurred thereby. The Debenture Trustee is not required to expend or risk its own funds or otherwise incur personal financial liability in the performance of its duties if the Debenture Trustee reasonably believes that repayment or adequate indemnity is not reasonably assured to it.

     Miscellaneous. The Company has agreed, pursuant to the Indenture, for so long as Trust Securities remain outstanding, (i) to maintain directly or indirectly 100% ownership of the Common Securities of RBI Capital (provided that certain successors which are permitted pursuant to the Indenture may succeed to the Company's ownership of the Common Securities), (ii) not to voluntarily terminate, wind up or liquidate RBI Capital without

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prior regulatory approval if then so required under applicable capital guidelines or regulatory policies, and (a) in connection with a distribution of Junior Subordinated Debentures to the holders of the Preferred Securities in liquidation of RBI Capital, or (b) in connection with certain mergers, consolidations or amalgamations permitted by the Trust Agreement, and (iii) to use its reasonable efforts, consistent with the terms and provisions of the Trust Agreement, to cause RBI Capital to remain classified as a grantor trust and not as an association taxable as a corporation for United States federal income tax purposes.

                          DESCRIPTION OF THE GUARANTEE

     The Preferred Securities Guarantee Agreement (the "Guarantee") will be executed and delivered by the Company concurrently with the issuance of the Preferred Securities for the benefit of the holders of the Preferred Securities. The Guarantee will be qualified as an indenture under the Trust Indenture Act. The Guarantee Trustee will act as indenture trustee under the Guarantee for purposes of complying with the provisions of the Trust Indenture Act. The Guarantee Trustee, Wilmington Trust Company, will hold the Guarantee for the benefit of the holders of the Preferred Securities. The following summary of the material terms and provisions of the Guarantee does not purport to be complete and is subject to, and qualified in its entirety by reference to, all of the provisions of the Guarantee and the Trust Indenture Act. Wherever particular defined terms of the Guarantee are referred to, but not defined herein, such defined terms are incorporated herein by reference. The form of the Guarantee has been filed as an exhibit to the Registration Statement of which this Prospectus forms a part.

     General. The Guarantee will be an irrevocable guarantee on a subordinated basis of RBI Capital's obligations under the Preferred Securities, but will apply only to the extent that RBI Capital has funds sufficient to make such payments. The Company will, pursuant to the Guarantee, irrevocably agree to pay in full on a subordinated basis, to the extent set forth therein, the Guarantee Payments (as defined below) to the holders of the Preferred Securities, as and when due, regardless of any defense, right of set-off or counterclaim that RBI Capital may have or assert other than the defense of payment. The following payments with respect to the Preferred Securities, to the extent not paid by or on behalf of RBI Capital (the "Guarantee Payments"), will be subject to the Guarantee: (i) any accrued and unpaid Distributions required to be paid on the Preferred Securities, to the extent that RBI Capital has funds available therefor at such time, (ii) the Redemption Price with respect to any Preferred Securities called for redemption to the extent that RBI Capital has funds available therefor at such time, and (iii) upon a voluntary or involuntary dissolution, winding up or liquidation of RBI Capital (other than in connection with the distribution of Junior Subordinated Debentures to the holders of Preferred Securities or a redemption of all of the Preferred Securities), the lesser of (a) the amount of the Liquidation Distribution, to the extent RBI Capital has funds available therefor at such time, and (b) the amount of assets of RBI Capital remaining available for distribution to holders of Preferred Securities in liquidation of RBI Capital. The obligation of the Company to make a Guarantee Payment may be satisfied by direct payment of the required amounts by the Company to the holders of the Preferred Securities or by causing RBI Capital to pay such amounts to such holders.

     The Guarantee will not apply to any payment of Distributions except to the extent RBI Capital has funds available therefor. If the Company does not make interest payments on the Junior Subordinated Debentures held by RBI Capital, RBI Capital will not pay Distributions on the Preferred Securities and will not have funds legally available therefor.

     Status of the Guarantee. The Guarantee will constitute an unsecured obligation of the Company and will rank subordinate and junior in right of payment to all Senior Debt and Subordinated Debt of the Company in the same manner as the Junior Subordinated Debentures. The Guarantee does not place a limitation on the amount of additional Senior Debt and Subordinated Debt that may be incurred by the Company. The Company expects from time to time to incur additional indebtedness constituting Senior Debt and Subordinated Debt. The Guarantee will constitute a guarantee of payment and not of collection (that is, the guaranteed party may institute a legal proceeding directly against the Company to enforce its rights under the Guarantee without first instituting a legal proceeding against any other Person). The Guarantee will not be discharged except by payment of the Guarantee Payments in

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full to the extent not paid by RBI Capital or upon distribution of the Junior
Subordinated Debentures to the holders of the Preferred Securities. Because the Company is a holding company, the right of the Company to participate in any distribution of assets of a subsidiary, including the Bank, upon a liquidation or reorganization or otherwise is subject to the prior claims of creditors of the subsidiary, except to the extent the Company may itself be recognized as a creditor of the subsidiary. The Company's obligations under the Guarantee, therefore, will be effectively subordinated to all existing and future liabilities of the Company's subsidiaries, including the Bank, and claimants should look only to the assets of the Company for payments thereunder.

     Amendments and Assignment. Except with respect to any changes which do not materially adversely affect the rights of holders of the Preferred Securities (in which case no vote will be required), the Guarantee may not be amended without the prior approval of the holders of not less than a majority of the aggregate Liquidation Amount of the outstanding Preferred Securities. See "Description of the Preferred Securities--Voting Rights; Amendment of Trust Agreement." All guarantees and agreements contained in the Guarantee will bind the successors, assigns, receivers, trustees and representatives of the Company and will inure to the benefit of the holders of the Preferred Securities then outstanding.

     Events of Default. An event of default under the Guarantee will occur upon the failure of the Company to perform any of its payment or other obligations thereunder. The holders of not less than a majority in aggregate Liquidation Amount of the Preferred Securities have the right to direct the time, method and place of conducting any proceeding for any remedy available to the Guarantee Trustee in respect of the Guarantee or to direct the exercise of any trust or power conferred upon the Guarantee Trustee under the Guarantee.

     Any holder of Preferred Securities may institute a legal proceeding directly against the Company to enforce its rights under the Guarantee without first instituting a legal proceeding against RBI Capital, the Guarantee Trustee or any other Person.

     The Company, as guarantor, is required to file annually with the Guarantee Trustee a certificate as to whether or not the Company is in compliance with all the conditions and covenants applicable to it under the Guarantee.

     Information Concerning the Guarantee Trustee. The Guarantee Trustee, other than during the occurrence and continuance of a default by the Company in performance of the Guarantee, undertakes to perform only such duties as are specifically set forth in the Guarantee and, after default with respect to the Guarantee, must exercise the same degree of care and skill as a prudent person would exercise or use in the conduct of his or her own affairs. Subject to such provisions, the Guarantee Trustee is under no obligation to exercise any of the powers vested in it by the Guarantee at the request of any holder of any Preferred Securities, unless it is offered reasonable indemnity against the costs, expenses and liabilities that might be incurred thereby.

     Termination of the Guarantee. The Guarantee will terminate and be of no further force and effect upon (a) full payment of the Redemption Price of the Preferred Securities, (b) full payment of the amounts payable upon liquidation of RBI Capital, or (c) distribution of the Junior Subordinated Debentures to the holders of the Preferred Securities. The Guarantee will continue to be effective or will be reinstated, as the case may be, if at any time any holder of the Preferred Securities must restore payment of any sums paid under such Preferred Securities or the Guarantee.

     Governing Law. The Guarantee will be governed by and construed in accordance with the laws of the State of Florida.

     Expense Agreement. The Company will, pursuant to the Agreement as to Expenses and Liabilities entered into by it under the Trust Agreement (the "Expense Agreement"), irrevocably and unconditionally guarantee to each person or entity to whom RBI Capital becomes indebted or liable, the full payment of any costs, expenses or liabilities of RBI Capital, other than obligations of RBI Capital to pay to the holders of the Preferred Securities or other similar interests in RBI Capital of the amounts due such holders pursuant to the terms of the Preferred Securities or such other similar interests, as the case may be. Third party creditors of RBI Capital may proceed directly against the Company under the Expense Agreement, regardless of whether such creditors had notice of the Expense Agreement.

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                 RELATIONSHIP AMONG THE PREFERRED SECURITIES,
             THE JUNIOR SUBORDINATED DEBENTURES AND THE GUARANTEE

     Full and Unconditional Guarantee. Payments of Distributions and other amounts due on the Preferred Securities (to the extent RBI Capital has funds available for the payment of such Distributions) are irrevocably guaranteed by the Company as and to the extent set forth under "Description of the Guarantee." The Company and RBI Capital believe that, taken together, the obligations of the Company under the Junior Subordinated Debentures, the Indenture, the Trust Agreement, the Expense Agreement, and the Guarantee provide, in the aggregate, a full, irrevocable and unconditional guarantee, on a subordinated basis, of payment of Distributions and other amounts due on the Preferred Securities. No single document standing alone or operating in conjunction with fewer than all of the other documents constitutes such guarantee. It is only the combined operation of these documents that has the effect of providing a full, irrevocable and unconditional guarantee of the obligations of RBI Capital under the Preferred Securities. However, if and to the extent that the Company does not make payments on the Junior Subordinated Debentures, RBI Capital will not pay Distributions or other amounts due on the Preferred Securities and the Guarantee does not cover payment of Distributions when RBI Capital does not have sufficient funds to pay such Distributions. In such event, the remedy of a holder of Preferred Securities is to institute a legal proceeding directly against the Company for enforcement of payment of such Distributions to such holder. The obligations of the Company under the Guarantee are subordinate and junior in right of payment to all Senior Debt and Subordinated Debt of the Company.

     Sufficiency of Payments. As long as payments of interest and other payments are made when due on the Junior Subordinated Debentures, such payments will be sufficient to cover Distributions and other payments due on the Preferred Securities, primarily because (i) the aggregate principal amount of the Junior Subordinated Debentures will be equal to the sum of the aggregate stated Liquidation Amount of the Trust Securities, (ii) the interest rate and interest and other payment dates on the Junior Subordinated Debentures will match the Distribution rate and Distribution and other payment dates for the Preferred Securities, (iii) the Company will pay for all and any costs, expenses and liabilities of RBI Capital (except the obligations of RBI Capital to the holders of the Preferred Securities), and (iv) the Trust Agreement further provides that RBI Capital will not engage in any activity that is not consistent with the limited purposes of RBI Capital.

     Enforcement Rights of Holders of Preferred Securities. A holder of any Preferred Security may institute a legal proceeding directly against the Company to enforce its rights under the Guarantee without first instituting a legal proceeding against the Guarantee Trustee, RBI Capital or any other Person. A default or event of default under any Senior Debt and Subordinated Debt of the Company would not constitute a default or Event of Default. In the event, however, of payment defaults under, or acceleration of, Senior Debt and Subordinated Debt of the Company, the subordination provisions of the Indenture provide that no payments may be made in respect of the Junior Subordinated Debentures until such Senior Debt and Subordinated Debt has been paid in full or any payment default thereunder has been cured or waived. Failure to make required payments on the Junior Subordinated Debentures would constitute an Event of Default.

     Limited Purpose of RBI Capital. The Preferred Securities evidence preferred undivided beneficial interests in the assets of RBI Capital. RBI Capital exists for the sole purpose of issuing the Trust Securities and investing the proceeds thereof in Junior Subordinated Debentures. A principal difference between the rights of a holder of a Preferred Security and the rights of a holder of a Junior Subordinated Debenture is that a holder of a Junior Subordinated Debenture is entitled to receive from the Company the principal amount of and interest accrued on Junior Subordinated Debentures held, while a holder of Preferred Securities is entitled to receive Distributions from RBI Capital (or from the Company under the Guarantee) if and to the extent RBI Capital has funds available for the payment of such Distributions.

     Rights Upon Termination. Upon any voluntary or involuntary termination, winding-up or liquidation of RBI Capital involving the liquidation of the Junior Subordinated Debentures, the holders of the Preferred Securities will be entitled to receive, out of assets held by RBI Capital, the Liquidation Distribution in cash. See "Description of the Preferred Securities--Liquidation Distribution Upon Termination." Upon any voluntary or involuntary liquidation or bankruptcy of the Company, the Property Trustee, as holder of the Junior Subordinated Debentures, would be a subordinated creditor of the Company, subordinated in right of payment to all Senior Debt and Subordinated Debt of the Company (as set forth in the Indenture), but entitled to receive payment in full of principal and interest before any shareholders of the Company receive payments or distributions. Since the Company is the guarantor under the Guarantee and has agreed to pay for all costs, expenses and liabilities of RBI Capital (other than the obligations of RBI Capital to the holders of its Preferred Securities), the positions of a holder of the Preferred Securities and a holder of the Junior Subordinated Debentures relative to other creditors and to shareholders of the Company in the event of liquidation or bankruptcy of the Company are expected to be substantially the same.

                    CERTAIN FEDERAL INCOME TAX CONSEQUENCES

     General. The following is a summary of the material United States federal income tax considerations that may be relevant to a person that purchases Preferred Securities on their original issue at their original offering price. The statements of law or legal conclusions set forth in this summary constitute the opinion of Holland & Knight LLP, counsel to the Company and RBI Capital. The conclusions expressed herein are based upon current provisions of the Internal Revenue Code of 1986, as amended (the "Code"), regulations thereunder and current administrative rulings and court decisions, all of which are subject to change at any time, with possible retroactive effect. Subsequent changes to these authorities may cause tax consequences to vary substantially from the consequences described below. Furthermore, the authorities on which the following summary is based are subject to various interpretations, and it is therefore possible that the United States federal income tax treatment of the purchase, ownership, and disposition of Preferred Securities may differ from the treatment described below.

     No attempt has been made in the following discussion to comment on all United States federal income tax matters affecting purchasers of Preferred Securities. Moreover, the discussion generally focuses on holders of Preferred Securities who are individual citizens or residents of the United States and who acquire Preferred Securities on their original issue at their offering price and hold Preferred Securities as capital assets. The discussion has only limited application to dealers in securities, corporations, estates, trusts or nonresident aliens and does not address all the tax consequences that may be relevant to holders who may be subject to special tax treatment, such as, for example, banks, thrifts, real estate investment trusts, regulated investment companies, insurance companies, dealers in securities or currencies, tax-exempt investors, or persons that will hold the Preferred Securities as a position in a "straddle," as part of a "synthetic security" or "hedge," as part of a "conversion transaction" or other integrated investment, or as other than a capital asset. The following summary also does not address the tax consequences to persons that have a functional currency other than the U.S. dollar or the tax consequences to shareholders, partners or beneficiaries of a holder of Preferred Securities. Further, it does not include any description of any alternative minimum tax consequences or the tax laws of any state or local government or of any foreign government that may be applicable to the Preferred Securities. Accordingly, each prospective investor should consult, and should rely exclusively on, such investor's own tax advisors in analyzing the federal, state, local and foreign tax consequences of the purchase, ownership or disposition of Preferred Securities.

     Classification of the Junior Subordinated Debentures. The Company intends to take the position that the Junior Subordinated Debentures will be classified for United States federal income tax purposes as indebtedness of the Company under current law, and, by acceptance of a Preferred Security, each holder covenants to treat the Junior Subordinated Debentures as indebtedness and the Preferred Securities as evidence of an indirect beneficial ownership interest in the Junior Subordinated Debentures. Counsel for the Company is of the opinion that, under current law, and based upon the representations, facts and assumptions set forth herein, the Junior Subordinated Debentures will be classified as indebtedness for United States federal income tax purposes. As an opinion of counsel is not binding upon the Internal Revenue Service or the courts, no assurance can be given that such position of the Company will not be challenged by the Internal Revenue Service or, if challenged, that such a challenge will not be successful.

The remainder of this discussion assumes that the Junior Subordinated Debentures will be classified for United States federal income tax purposes as indebtedness of the Company.

     Classification of RBI Capital. Under current law and assuming full compliance with the terms of the Trust Agreement and Indenture (and certain other documents described herein), RBI Capital will be classified for United States federal income tax purposes as a grantor trust and not as an association taxable as a corporation. As a result, each beneficial owner of Preferred Securities will be treated for federal income tax purposes as a holder of its pro rata share of Junior Subordinated Debentures held by RBI Capital. Accordingly, for United States federal income tax purposes, each holder of Preferred Securities generally will be treated as owning an undivided beneficial interest in the Junior Subordinated Debentures, and each holder will be required to include in its gross income its pro rata share of interest income, including any original issue discount ("OID"), paid or accrued with respect to its allocable share of the Junior Subordinated Debentures.

     Interest Income and Original Issue Discount. Under applicable Treasury regulations (the "Regulations"), a "remote" contingency that stated interest will not be timely paid will be ignored in determining whether a debt instrument is issued with OID. The Company believes that the likelihood of its exercising its option to defer payments of interest is remote. Based on the foregoing, the Company intends to take the position that the Junior Subordinated Debentures are not considered to be issued with OID at the time of their original issuance and, accordingly, except as set forth below, a holder should include in gross income such holder's allocable share of interest on the Junior Subordinated Debentures at the time it is paid or accrued in accordance with such holder's method of tax accounting.

     However, under the Regulations, if the Company exercised its option to defer any payment of interest, the Junior Subordinated Debentures would at that time and at all times thereafter be treated as OID instruments, and all stated interest (and de minimis OID, if any) on the Junior Subordinated Debentures would thereafter be treated as OID as long as the Junior Subordinated Debentures remained outstanding. In such event, the taxable interest income of all holders with respect to the Junior Subordinated Debentures would be determined on a daily economic accrual basis regardless of such holder's method of tax accounting, and actual distributions of stated interest would not be reported as taxable income.

     Consequently, a holder would be required to include OID in gross income even though the Company would not make any actual cash payments during an Extended Interest Payment Period and even through some holders may use the cash method of tax accounting.

     The Regulations have not been addressed in any published rulings or other published interpretations by the Internal Revenue Service, and it is possible, however, that the Internal Revenue Service could take a position contrary to the interpretation herein.

     Because income on the Preferred Securities will constitute interest or OID, corporate holders will not be entitled to a dividends-received deduction with respect to any income recognized with respect to the Preferred Securities.

     Subsequent uses of the term "interest" in this summary include income in the form of OID.

     Market Discount and Acquisition Premium. Holders of Preferred Securities other than a holder who purchased the Preferred Securities upon original issuance may be considered to have acquired their undivided interests in the Junior Subordinated Debentures with "market discount" or "acquisition premium" as such phrases are defined for United States federal income tax purposes. Such holders are advised to consult their tax advisors as to the income tax consequences of the acquisition, ownership and disposition of the Preferred Securities.

     Receipt of Junior Subordinated Debentures or Cash upon Liquidation of RBI Capital. Under certain circumstances, as described under "Description of the Preferred Securities--Redemption or Exchange" and "--Liquidation Distribution Upon Termination," the Junior Subordinated Debentures may be distributed to holders of Preferred Securities upon a liquidation of RBI Capital. Under current United States federal income tax law, such a distribution would be treated as a nontaxable event to each such holder in which each holder is deemed to receive directly its pro rata share of Junior Subordinated Debentures previously held indirectly through this Trust. A holder's aggregate tax basis in the Junior Subordinated Debentures received in the liquidation will be equal to such holder's aggregate tax basis in the Preferred Securities immediately before the distribution. A holder's holding period in the Junior Subordinated Debentures so received in liquidation of RBI Capital would include the period for which such holder held the Preferred Securities.

     If, however, a Tax Event occurs which results in RBI Capital being treated as an association taxable as a corporation, the distribution would constitute a taxable event to RBI Capital and the holders of the Preferred Securities, and each holder of Preferred Securities would recognize gain or loss as if the holder had exchanged its Preferred Securities for Junior Subordinated Debentures, and the holder's holding period in the Junior Subordinated Debentures would not include the period for which such holder held the Preferred Securities. Under certain circumstances described herein, the Junior Subordinated Debentures may be redeemed for cash and the proceeds of such redemption distributed to holders in redemption of their Preferred Securities. Under current law, such a redemption would, for United States federal income tax purposes, constitute a taxable disposition of the redeemed Preferred Securities, and a holder would recognize gain or loss as if the holder sold such Preferred Securities for cash. See "Description of the Preferred Securities--Redemption or Exchange" and "--Liquidation Distribution Upon Termination."

     Sales of Preferred Securities. A holder that sells Preferred Securities will recognize gain or loss equal to the difference between its adjusted tax basis in the Preferred Securities and the amount realized on the sale of such Preferred Securities. Assuming that the Company does not exercise its option to defer payment of interest on the Junior Subordinated Debentures, and the Preferred Securities are not considered issued with OID, a holder's adjusted tax basis in the Preferred Securities generally will be its initial purchase price. If the Junior Subordinated Debentures are deemed to be issued with OID as a result of the Company's deferral of any interest payment, or otherwise, a holder's tax basis in the Preferred Securities generally will be its initial purchase price, increased by OID previously includible in such holder's gross income to the date of disposition and decreased by distributions or other payments received on the Preferred Securities since and including the date of commencement of the first Extended Interest Payment Period. Such gain or loss generally will be a capital gain or loss (except to the extent of any accrued interest with respect to such holder's pro rata share of the Junior Subordinated Debentures required to be included in income) and generally will be a long-term capital gain or loss if the Preferred Securities have been held for more than one year.

     Should the Company exercise its option to defer any payment of interest on the Junior Subordinated Debentures, the Preferred Securities may trade at a price that does not accurately reflect the value of accrued but unpaid interest with respect to the underlying Junior Subordinated Debentures. In the event of such a deferral, a holder that disposes of its Preferred Securities between record dates for payments of distributions thereon will be required to include accrued but unpaid interest on the Junior Subordinated Debentures to the date of disposition as OID, but may not receive the cash related thereto. However, such Securityholder will add such amount to its adjusted tax basis in the Preferred Securities. To the extent the selling price is less than the holder's adjusted tax basis in the Preferred Securities, such holder will recognize a capital loss. Subject to certain limited exceptions, capital losses cannot be applied to offset ordinary income for United States federal income tax purposes.

     Effect of Proposed Changes in Tax Laws. On February 6, 1997, President Clinton released his budget proposals for fiscal year 1998. One of the revenue provisions of those proposals would generally deny interest deductions for interest on an instrument such as the Junior Subordinated Debentures which is issued by a corporation that has a maximum term of more than 15 years and that is not shown as indebtedness on the separate balance sheet of the issuer or, where the instrument is issued to a related party (other than a corporation), where the holder or some other related party issues a related instrument that is not shown as indebtedness on the issuer's consolidated balance sheet. If enacted as proposed by the President, this provision would be effective for instruments issued on or after the date of first action by a Congressional committee with respect to the proposal. It is not clear from the President's proposals as to what constitutes Congressional "committee action" with respect to this proposal. If the provision were enacted and were to apply to the Junior Subordinated Debentures, the Company would be unable to deduct interest on the Junior Subordinated Debentures. Under current law, the Company will be able to deduct interest on the Junior Subordinated Debentures. However, counsel for the Company has advised that such proposed legislation could change the deductibility of the interest paid by the Company on the Junior Subordinated Debentures for federal income tax purposes, and that Congress could amend such legislation giving it retroactive effect prior to its enactment to law. There can be no assurance that future legislative proposals or final legislation will not affect the ability of the Company to deduct interest on the Junior Subordinated Debentures. Such a change would give rise to a Tax Event. A Tax Event would permit the Company, upon prior regulatory approval if then required under applicable capital guidelines or regulatory policies, to cause a redemption of the Preferred Securities before, as well as after, _____________, 2002. See "Description of the Junior Subordinated Debentures-- Redemption or Exchange" and "Description of the Preferred Securities--Redemption or Exchange-- Tax Event Redemption, Investment Company Event Redemptions or Capital Treatment Event Redemptions."

     Backup Withholding and Information Reporting. The amount of OID accrued on the Preferred Securities held of record by individual citizens or residents of the United States, or certain trusts, estates, and partnerships, will be reported to the Internal Revenue Service on Forms 1099, which forms should be mailed to such holders of Preferred Securities by January 31 following each calendar year. Payments made on, and proceeds from the sale of, the Preferred Securities may be subject to a "backup" withholding tax (currently at 31%) unless the holder complies with certain identification and other requirements. Any amounts withheld under the backup withholding rules will be allowed as a credit against the holder's United States federal income tax liability, provided the required information is provided to the Internal Revenue Service.

THE UNITED STATES FEDERAL INCOME TAX DISCUSSION SET FORTH ABOVE IS INCLUDED FOR GENERAL INFORMATION ONLY AND MAY NOT BE APPLICABLE DEPENDING UPON THE PARTICULAR SITUATION OF A HOLDER OF PREFERRED SECURITIES. HOLDERS OF PREFERRED SECURITIES SHOULD CONSULT THEIR TAX ADVISORS WITH RESPECT TO THE TAX CONSEQUENCES TO THEM OF THE PURCHASE, OWNERSHIP AND DISPOSITION OF THE PREFERRED SECURITIES, INCLUDING THE TAX CONSEQUENCES UNDER STATE, LOCAL, FOREIGN AND OTHER TAX LAWS AND THE POSSIBLE EFFECTS OF CHANGES IN UNITED STATES FEDERAL OR OTHER TAX LAWS.

                              ERISA CONSIDERATIONS

     Employee benefit plans that are subject to the Employee Retirement Income Security Act of 1974, as amended ("ERISA"), or Section 4975 of the Code ("Plans"), generally may purchase Preferred Securities, subject to the investing fiduciary's determination that the investment in Preferred Securities satisfies ERISA's fiduciary standards and other requirements applicable to investments by the Plan.

     In any case, the Company and/or any of its affiliates may be considered a "party in interest" (within the meaning of ERISA) or a "disqualified person" (within the meaning of Section 4975 of the Code) with respect to certain plans (generally, Plans maintained or sponsored by, or contributed to by, any such persons with respect to which the Company or an affiliate is a fiduciary or Plans for which the Company or an affiliate provides services). The acquisition and ownership of Preferred Securities by a Plan (or by an individual retirement arrangement or other Plans described in Section 4975(e)(1) of the Code) with respect to which the Company or any of its affiliates is considered a party in interest or a disqualified person may constitute or result in a prohibited transaction under

ERISA or Section 4975 of the Code, unless such Preferred Securities are acquired pursuant to and in accordance with an applicable exemption.

     As a result, Plans with respect to which the Company or any of its affiliates is a party in interest or a disqualified person should not acquire Preferred Securities unless such Preferred Securities are acquired pursuant to and in accordance with an applicable exemption. Any other Plans or other entities whose assets include Plan assets subject to ERISA or Section 4975 of the Code proposing to acquire Preferred Securities should consult with their own counsel.

                                  UNDERWRITING

     Subject to the terms and conditions set forth in the Underwriting Agreement, the Underwriters, William R. Hough & Co. and Ryan, Beck & Co., Inc., have severally agreed to purchase from RBI Capital the number of Preferred Securities set forth opposite their respective names below. The Underwriters are committed to purchase and pay for all Preferred Securities if any Preferred Securities are purchased.

                       Underwriter                                              Number of Shares
                       -----------                                              ----------------
                       William R. Hough & Co.  . . . . . . . . . . . . . . .       ___________
                       Ryan, Beck & Co., Inc.  . . . . . . . . . . . . . . .       ___________
                       TOTAL . . . . . . . . . . . . . . . . . . . . . . . .       ___________

     The Company has been advised by the Underwriters that the Underwriters propose initially to offer the Preferred Securities to the public at the public offering price set forth on the cover page of this Prospectus, and to certain dealers at such price less a concession not in excess of $____ per Preferred Security. The Underwriters may allow and such dealers may re-allow a concession not in excess of $____ per Preferred Security to certain other dealers. After the offering, the price to the public and other selling terms may be changed by the Underwriters.

     In view of the fact that the proceeds from the sale of the Preferred Securities will be used to purchase the Junior Subordinated Debentures issued by the Company, the Underwriting Agreement provides that the Company will pay as compensation an amount of $______ per Preferred Security for the Underwriters' arranging the investment therein of such proceeds.

     RBI Capital has granted to the Underwriters an option, exercisable for 30 days from the date of this Prospectus, to purchase up to an additional 375,000 Preferred Securities at the offering price set forth on the cover page hereof less underwriting discounts. The Underwriters may exercise such option to purchase additional Preferred Securities solely for the purpose of covering over-allotments, if any, incurred in the sale of the Preferred Securities.

     To the extent that the Underwriters exercise their option to purchase additional Preferred Securities, RBI Capital will issue and sell to the Company additional Common Securities and the Company will issue and sell to RBI Capital Junior Subordinated Debentures in an aggregate principal amount equal to the total aggregate Liquidation Amount of the additional Preferred Securities being purchased pursuant to the option and the additional Common Securities.

     Because the NASD is expected to view the Preferred Securities as interests in a direct participation program, the offering of the Preferred Securities is being made in compliance with the applicable provisions of Rule 2810 of the NASD's Conduct Rules.

     The Company and RBI Capital have agreed to indemnify the Underwriters against and contribute toward certain liabilities, including liabilities under the Securities Act. The Company has agreed to reimburse the Underwriters for certain expenses and legal fees related to the sale of the Preferred Securities.

     The Preferred Securities are a new issue of securities having no trading market. Application has been made to have the Preferred Securities listed for quotation on The Nasdaq Stock Market's National Market. The Underwriters have advised RBI Capital that they presently intend to make a market in the Preferred Securities after the commencement of trading, but no assurances can be made as to the liquidity of such Preferred Securities or that an active and liquid trading market will develop or, if developed, that it will be sustained. The Underwriters will have no obligation to make a market in the Preferred Securities, however, and may cease market-making activities, if commenced, at any time.

     Under the Conduct Rules of the NASD, no member of the NASD or an affiliate of such member may participate in the distribution of a public offering of equity or debt securities issued by a company if the member and/or its affiliates have a conflict of interest (as defined) unless the price at which such equity securities or, the yield at which such debt securities, are to be distributed to the public is no higher with respect to price or no less with respect to yield than that recommended by a "qualified independent underwriter" meeting certain standards. As defined by the NASD, a "conflict of interest" exists when, among other things, a member and/or its affiliates in the aggregate beneficially own 10% or more of the any class of equity of a company. William R. Hough, a controlling stockholder of William R. Hough & Co., owns more than 10% of the Company's Common and Preferred Stock. Accordingly, William R. Hough & Co. is deemed by the NASD to be an affiliate of the Company and this offering is subject to the foregoing qualified independent underwriter requirement.

     Ryan, Beck & Co. has agreed to act as a qualified independent underwriter in connection with the Offering. The price and term of the Preferred Securities to be distributed to the public will be no more (with respect to price) and no less with respect to yield than that recommended by Ryan, Beck & Co. Acting as qualified independent underwriter, Ryan, Beck & Co. has participated in the preparation of this Prospectus and the Registration Statement of which this Prospectus is part and has exercised the usual standards of due diligence with respect thereto and will receive a fee of $10,000 in connection with its services as qualified independent underwriter which will be paid from the underwriting discounts set forth on the cover page of this Prospectus. The Company and RBI Capital have agreed to indemnify Ryan, Beck & Co. as the qualified independent underwriter against certain liabilities, including liabilities under the Securities Act.

     For a description of certain relationships between the Company and William
R. Hough and certain of his affiliates, including William R. Hough & Co., see
Note 16 to the Company's Consolidated Financial Statements as of December 31, 1996.

                             VALIDITY OF SECURITIES

     Certain matters of Delaware law relating to the validity of the Preferred Securities, the enforceability of the Trust Agreement and the formation of RBI Capital will be passed upon by Richards, Layton & Finger, special Delaware counsel to the Company and RBI Capital. Certain legal matters for the Company and RBI Capital, including the validity of the Guarantee and the Junior Subordinated Debentures will be passed upon for the Company and RBI Capital by Holland & Knight LLP ("Holland & Knight"), counsel to the Company and RBI Capital. Certain legal matters will be passed upon for the Underwriters by Stearns Weaver Miller Weissler Alhadeff & Sitterson, P.A. ("Stearns Weaver"). Holland & Knight and Stearns Weaver will rely on the opinion of Richards, Layton & Finger as to matters of Delaware law. Certain matters relating to United States federal income tax considerations will be passed upon for the Company by Holland & Knight LLP.

                                    EXPERTS

     The consolidated financial statements of Republic Bancshares, Inc. as of December 31, 1996 and 1995, and for each of the years in the three-year period ended December 31, 1996, included herein and in the Registration Statement have been audited by Arthur Andersen, LLP, independent certified public accountants, as indicated in their reports with respect thereto, and are included herein in reliance and upon the authority of said firm as experts in accounting and auditing.

                             AVAILABLE INFORMATION

     The Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and in accordance therewith, files reports, proxy statements and other information with the Securities and Exchange Commission (the "Commission"). Such reports, proxy statements and other information can be inspected and copied at the public reference facilities of the Commission at Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549; and at the Commission's regional offices at Suite 1400, 500 West Madison Street, Chicago, Illinois 60661 and 7 World Trade Center, Suite 1300, New York, New York 10048. Copies of such material can be obtained from the Public Reference Section of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549 at prescribed rates. The Commission maintains an Internet web site that contains reports, proxy and information statements and other information regarding issuers who file electronically with the Commission. The address of that site is http://www.sec.gov.

     The Company and RBI Capital have filed with the Commission a Registration Statement on Form S-2 (together with all amendments thereto, the "Registration Statement"), of which this Prospectus is a part, under the Securities Act of 1933, as amended (the"Securities Act"), with respect to the Preferred Securities, the Junior Subordinated Debentures and the Guarantee. This Prospectus does not contain all of the information set forth in the Registration Statement, certain portions of which have been omitted as permitted by the rules and regulations of the Commission. In addition, certain documents filed by the Company with the Commission have been incorporated in this Prospectus by reference. See "Incorporation of Certain Documents by Reference." For further information with respect to the Company, RBI Capital, the Preferred Securities and the Junior Subordinated Debentures, reference is made to the Registration Statement, including the exhibits thereto and the documents incorporated herein by reference. Any statements contained herein concerning the provisions of any document filed as an exhibit to the Registration Statement or otherwise filed with the Commission or incorporated by reference herein are not necessarily complete, and, in each instance, reference is made to the copy of such document so filed for a more complete description of the matter involved. Each such statement is qualified in its entirety by such reference. The Registration Statement may be inspected without charge at the principal office of the Commission in Washington, D.C., and copies of all or part of it may be obtained from the Commission upon payment of the prescribed fees.

     No separate financial statements of RBI Capital have been included herein. The Company does not consider that such financial statements would be material to holders of Preferred Securities because (i) all of the voting securities of RBI Capital will be owned by the Company, a reporting company under the Exchange Act, (ii) RBI Capital has no independent operations but exists for the sole purpose of issuing securities representing undivided beneficial interests in the assets of RBI Capital and investing the proceeds thereof in Junior Subordinated Debentures issued by the Company, and (iii) the obligations of the Company described herein to provide certain indemnities in respect of and be responsible for certain costs, expenses, debts and liabilities of RBI Capital under the Indenture and pursuant to the Trust Agreement, the guarantee issued by the Company with respect to the Preferred Securities, the Junior Subordinated Debentures purchased by RBI Capital, the related Indenture and the Expense Agreement, taken together, constitute, in the belief of the Company and RBI Capital, a full and unconditional guarantee of payments due on the Preferred Securities. See "Description of the Junior Subordinated Debentures" and "Description of the Guarantee."

     RBI Capital is not currently subject to the information reporting requirements of the Exchange Act and the Company does not expect that RBI Capital will file reports, proxy statements and other information under the Exchange Act with the Commission.

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

     The following documents previously filed with the Commission are hereby incorporated in this Prospectus by reference and made a part hereof:

     (1) The Company's Annual Report on Form 10-K for the year ended December 31, 1996, filed with the Commission on March 31, 1997.

     (2) The Company's Quarterly Report on Form 10-Q for the quarter ended March 31, 1997, filed with the Commission on April 15, 1997.

     All documents subsequently filed by the Company pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act prior to the termination of the offering of the Junior Subordinated Debentures shall be deemed to be incorporated by reference into this Prospectus and to be a part of this Prospectus from the date of filing thereof. Any statement contained in a document incorporated by reference herein, shall be deemed to be modified or superseded for purposes of the Registration Statement and this Prospectus to the extent that a statement contained herein modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of the Registration Statement or this Prospectus.

     The Company will provide without charge to any person to whom this Prospectus is delivered, on the written or oral request of such person, a copy of any or all of the foregoing documents incorporated by reference, other than certain exhibits to such documents. Written requests should be directed to Republic Bancshares, Inc., 111 Second Avenue N.E., St. Petersburg, Florida 33701, Attention: Secretary, telephone: (813) 823-7300.

                   REPUBLIC BANCSHARES, INC. AND SUBSIDIARIES
                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

                                                                                                                     PAGE
                                                                                                                     ----
REPUBLIC BANCSHARES, INC.
     Report of Independent Public Accountants   . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . F-1

     Consolidated Balance Sheets at December 31, 1996 and 1995  . . . . . . . . . . . . . . . . . . . . . . . . . . . F-2

     Consolidated Statements of Operations for the three years ended December 31, 1996, 1995 and 1994   . . . . . . . F-3

     Consolidated Statements of Stockholders' Equity for the three years ended December 31, 1996, 1995 and 1994   . . F-4

     Consolidated Statements of Cash Flows for the years ended December 31, 1996, 1995 and 1994   . . . . . . . . . . F-5

     Notes to Consolidated Financial Statements   . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . F-6

REPUBLIC BANCSHARES, INC.

     Consolidated Balance sheets at March 31, 1997 (unaudited) and December 31, 1996  . . . . . . . . . . . . . . . . F-26

     Consolidated Statements of Operations for the three months ended March 31, 1997 and 1996 (unaudited)   . . . . . F-27

     Consolidated Statements of Stockholders' Equity for the three months ended March 31, 1997 (unaudited) and the year ended December 31, 1996  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . F-28

     Consolidated Statements of Cash Flows for the three months ended March 31, 1997 and 1996 (unaudited)   . . . . . F-29

     Notes to Consolidated Financial Statements (unaudited)   . . . . . . . . . . . . . . . . . . . . . . . . . . . . F-30

F.F.O. FINANCIAL GROUP, INC.

     Independent Auditors' Report   . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . F-33

     Consolidated Balance Sheets at December 31, 1996 and 1995  . . . . . . . . . . . . . . . . . . . . . . . . . . . F-34

     Consolidated Statements of Income for the three years ended December 31, 1996, 1995 and 1994   . . . . . . . . . F-35

     Consolidated Statements of Stockholders' Equity for the three years ended December 31, 1996, 1995 and 1994   . . F-36

     Consolidated Statements of Cash Flows for the three years ended December 31, 1996, 1995 and 1994 . . . . . . . . F-37

     Notes to Consolidated Financial Statements   . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . F-39

F.F.O. FINANCIAL GROUP, INC.

     Condensed Consolidated Balance Sheets at March 31, 19967 (unaudited) and December 31, 1996   . . . . . . . . . . F-61

     Condensed Consolidated Statements of Income for the three months ended March 31, 1997 and 1996 (unaudited)   . . F-62

     Condensed Consolidated Statements of Stockholders' Equity for the three months ended March 31, 1997 (unaudited)  F-63

     Condensed Consolidated Statements of Cash Flows for the three months ended March 31, 1997 and 1996 (unaudited)   F-64

     Notes to Condensed Consolidated Financial Statements (unaudited)   . . . . . . . . . . . . . . . . . . . . . . . F-66

     Review by Independent Certified Public Accountants   . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . F-69

     Report on Review by Independent Certified Public Accountants   . . . . . . . . . . . . . . . . . . . . . . . . . F-70


               REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS



To the Stockholders and the Board of Directors of Republic Bancshares, Inc.:

We have audited the accompanying consolidated balance sheets of Republic Bancshares, Inc. (a Florida corporation) and subsidiary as of December 31, 1996 and 1995, and the related consolidated statements of operations, stockholders' equity and cash flows for each of the three years in the period ended December 31, 1996. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Republic Bancshares, Inc. and subsidiary as of December 31, 1996 and 1995, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1996, in conformity with generally accepted accounting principles.




                                         /s/ARTHUR ANDERSEN LLP


Tampa, Florida
February 7, 1997 (except with respect to the matter discussed in Note 18, as to which the date is March 10, 1997)

                    REPUBLIC BANCSHARES, INC. & SUBSIDIARY
           CONSOLIDATED BALANCE SHEETS - DECEMBER 31, 1996 AND 1995
                   (DOLLARS IN THOUSANDS, EXCEPT PAR VALUES)

                                                                                        DECEMBER 31,         December 31,
ASSETS                                                                                     1996                 1995
------                                                                                    ------                -----
Cash and due from banks                                                                   $ 27,810           $  19,806
Interest bearing deposits in banks                                                             118                   2
Investment securities:
     Held to maturity (Note 2)                                                                   -               7,015
  Available for sale                                                                        74,397              38,147
Mortgage backed securities (Note 3):
  Held to maturity                                                                               -              17,112
  Available for sale                                                                        20,004               2,527
FHLB stock                                                                                   4,830               3,540
Federal funds sold                                                                           8,000              14,621
Loans held for sale (Note 4)                                                                36,590               4,711
Loans, net (Notes 4 and 5)                                                                 693,270             649,795
Premises and equipment, net (Note 6)                                                        19,715              18,991
Other real estate owned (Note 7):
  Acquired through foreclosure, net                                                          7,363               8,064
  Held for investment                                                                            -               2,498
Other assets (Note 8)                                                                       15,771              15,166
                                                                                          --------            --------
       Total assets                                                                       $907,868            $801,995
                                                                                          ========            ========

LIABILITIES AND STOCKHOLDERS' EQUITY
------------------------------------
Liabilities:
  Deposits-
     Noninterest-bearing checking                                                        $  50,060            $ 45,641
     Interest checking                                                                      87,639              71,592
     Money market                                                                           32,665              38,535
     Savings                                                                               245,951              91,935
     Time deposits (includes $49,323 and $57,213, respectively                             411,665             495,402
       of time deposits of $100,000 or more)                                             ---------            --------
       Total deposits                                                                      827,980             743,105

  Securities sold under agreements to repurchase                                            15,372               3,072
  Subordinated debt, 6% rate, matures December 1, 2011, (Note 9)                             6,000                   -
  Other liabilities                                                                          4,197               4,915
                                                                                          --------            --------
       Total liabilities                                                                   853,549             751,092
                                                                                          --------            --------

Off-balance-sheet risk, commitments & contingencies (Note 10)

Stockholders' equity (Note 13):
  Perpetual preferred convertible stock ($20.00 par, 100,000 shares authorized,
     75,000 shares issued and outstanding.  Liquidation preference $6,600
     at December 31, 1996 and 1995.)                                                         1,500               1,500
  Common stock ($2.00 par, 20,000,000 shares authorized and 4,183,507
      shares issued and outstanding at December 31, 1996 and 1995)                           8,367               8,367
  Capital surplus                                                                           26,699              26,699
  Retained earnings                                                                         17,849              14,329
  Net unrealized gains (losses) on available-for-sale securities, net of tax effect            (96)                  8
                                                                                          --------            --------
       Total stockholders' equity                                                           54,319              50,903
                                                                                          --------            --------
       Total liabilities and stockholders' equity                                         $907,868            $801,995
                                                                                          ========            ========


 The accompanying notes are an integral part of these consolidated statements.

                     REPUBLIC BANCSHARES, INC. & SUBSIDIARY
                     CONSOLIDATED STATEMENTS OF OPERATIONS
                 (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)

                                                                             FOR THE YEARS ENDED DECEMBER 31,
                                                                      ---------------------------------------------
INTEREST INCOME:                                                          1996                1995           1994
                                                                          ----                ----           ----
  Interest and fees on loans                                          $  62,244          $  52,389        $ 32,699
  Interest on investment securities                                       1,413              1,431           1,939
  Interest on mortgage-backed securities                                  1,325                827               -
  Interest on federal funds sold                                          1,633              2,968           2,448
  Interest on other investments                                             332                248              29
                                                                      ---------          ---------       ---------
     Total interest income                                               66,947             57,863          37,115
                                                                      ---------          ---------       ---------

INTEREST EXPENSE:
  Interest on deposits                                                   32,426             29,874          16,767
  Interest on FHLB advances                                                  52                  -              36
  Interest on other borrowings                                              448                127              68
                                                                      ---------          ---------       ---------
     Total interest expense                                              32,926             30,001          16,871
                                                                      ---------          ---------       ---------
     Net interest income                                                 34,021             27,862          20,244

PROVISION FOR LOAN LOSSES (Note 5)                                        1,800              1,685           1,575
                                                                      ---------          ---------       ---------
     Net interest income after
     provision for possible loan losses                                  32,221             26,177          18,669
                                                                      ---------          ---------       ---------

NONINTEREST INCOME:
  Service charges and fees on deposits                                    1,606              1,395           1,247
  Income from mortgage banking activities                                 1,002                124               -
  Gain on sale of ORE - held for investment                               1,207                  -               -
  Securities gains, net                                                     370                 27               1
  Other operating income                                                  1,431              1,205           1,364
                                                                      ---------          ---------       ---------
     Total noninterest income                                             5,616              2,751           2,612

NONINTEREST EXPENSES:
  Salaries and employee benefits                                         14,309             11,251           7,339
  Net occupancy expense                                                   4,507              3,211           1,308
  Data processing fees                                                    1,451              1,152           1,472
  FDIC and state assessments                                                949              1,566           1,187
  Other operating expense                                                 6,136              4,939           3,610
                                                                      ---------          ---------       ---------
     Total general and administrative expenses                           27,352             22,119          14,916
  SAIF special assessment                                                 2,539                  -               -
  Provisions for losses on ORE                                            1,611                  -              10
  ORE expense, net of ORE income                                           (172)               289             422
  Amortization of premium on deposits                                       491                450           1,269
                                                                      ---------          ---------       ---------
     Total noninterest expenses                                          31,821             22,858          16,617
                                                                      ---------          ---------       ---------

Income before negative goodwill
   accretion and income taxes                                             6,016              6,070           4,664
Negative goodwill accretion (Note 1)                                          -              1,578           2,705
                                                                      ---------          ---------       ---------
Income before income taxes                                                6,016              7,648           7,369
Income tax provision (Note 8)                                             2,232              1,875             468
                                                                      ---------          ---------       ---------
NET INCOME                                                            $   3,784          $   5,773       $   6,901
                                                                      =========          =========       =========
PER SHARE DATA:
   Net income per common and common
   equivalent share (Note 14)                                         $     .76          $    1.26       $    1.67
                                                                      =========          =========       =========
   Weighted average common and common
   equivalent shares outstanding (Note 14)                            4,952,937          4,562,642       4,136,790
                                                                      =========          =========       =========


 The accompanying notes are an integral part of these consolidated statements.

                    REPUBLIC BANCSHARES, INC. & SUBSIDIARY
               CONSOLIDATED  STATEMENTS OF STOCKHOLDERS' EQUITY
             FOR THE YEARS ENDED DECEMBER 31, 1994, 1995 AND 1996
                            (DOLLARS IN THOUSANDS)

                                 PERPETUAL PREFERRED                                                      NET UNREALIZED
                                  CONVERTIBLE STOCK              COMMON STOCK                             GAINS (LOSSES)
                                 -------------------          ------------------                           ON AVAILABLE
                                 SHARES                       SHARES                 CAPITAL    RETAINED     FOR SALE
                                 ISSUED       AMOUNT          ISSUED     AMOUNT      SURPLUS    EARNINGS    SECURITIES  TOTAL
                                 ------       ------          ------     ------      -------    --------    ----------  -----
BALANCE, DECEMBER 31, 1993        75,000    $  1,500       3,365,387   $  6,731     $ 19,041    $  2,182     $  -      $ 29,454

   Net income                          -           -               -          -            -       6,901        -         6,901
   Net unrealized losses
     on available-for-sale
     securities, net of tax effect     -           -               -          -            -           -      (54)          (54)
   Proceeds from exercise of
     stock options                     -           -          14,950         30           98           -        -           128
   Dividends on preferred
     stock                             -           -               -          -            -        (264)       -          (264)
                                  ------    --------       ---------   --------     --------    --------     ----      --------
BALANCE, DECEMBER 31, 1994        75,000       1,500       3,380,337      6,761       19,139       8,819      (54)       36,165

   Net income                          -           -               -          -            -       5,773        -         5,773
   Net unrealized gains on
     available-for-sale securities,
     net of tax effect                 -           -               -          -            -           -       62            62
   Issuance of common stock            -           -         800,000      1,600        7,537           -        -         9,137
   Proceeds from exercise of
     stock options                     -           -           3,170          6           23           -        -            29
   Dividends on preferred
     stock                             -           -               -          -            -        (263)       -          (263)
                                  ------    --------       ---------   --------     --------    --------     ----      --------
BALANCE, DECEMBER 31, 1995        75,000       1,500       4,183,507      8,367       26,699      14,329        8        50,903

   Net income                          -           -               -          -            -       3,784        -         3,784
   Net unrealized loss on
     available-for-sale securities,
     net of tax effect                 -           -               -          -            -           -     (104)         (104)
   Dividends on preferred
     stock                             -           -               -          -            -        (264)       -          (264)
                                  ------    --------       ---------   --------     --------    --------     ----      --------
BALANCE, DECEMBER 31, 1996        75,000    $  1,500       4,183,507   $  8,367     $ 26,699    $ 17,849     $(96)     $ 54,319
                                  ======    ========       =========   ========     ========    ========     ====      ========




 The accompanying notes are an integral part of these consolidated statements

                     REPUBLIC BANCSHARES, INC. & SUBSIDIARY
                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                            (DOLLARS IN THOUSANDS)

                                                                                  FOR THE YEARS ENDED
                                                                                     DECEMBER 31,
                                                                        --------------------------------------
                                                                           1996            1995          1994
                                                                           ----            ----          ----
OPERATING ACTIVITIES:
Net income                                                               $  3,784      $  5,773       $  6,901
Reconciliation of net income to net cash provided:
  Provision for loan and ORE losses                                         3,411         1,685          1,585
  Depreciation and amortization, net                                       (1,539)          (26)           129
  Amortization of premium and (accretion) of fair value, net                  553          (901)        (1,162)
  Gain on sale of loans                                                    (1,002)         (124)            -
  Gain on sale of investment securities                                      (370)          (27)            -
  Gain on sale of other real estate owned                                  (1,442)           (4)           (89)
  Capitalization of mortgage servicing                                     (1,741)           -              -
  Gain on disposal of premises and equipment                                   (2)           -              75
  Net increase in deferred tax benefit                                     (1,574)       (1,024)            -
  Net (increase) decrease in other assets                                   2,222        (3,455)        (1,887)
  Net increase (decrease) in other liabilities                               (719)        2,179           (339)
                                                                         --------      --------       --------
     Net cash provided by operating activities                              1,581         4,076          5,213
                                                                         --------      --------       --------

INVESTING ACTIVITIES:
  Net (increase) decrease in interest bearing deposits in banks              (116)          148            550
  Proceeds from sale of premises and equipment                                  -             -             13
  Proceeds from sales & maturities of:
    Investment securities held to maturity                                  7,000        24,000         18,900
    Investment securities available for sale                               72,545         3,972          6,991
    Mortgage backed securities available for sale                          21,848         9,732              -
  Purchase of investment securities held to maturity                            -             -        (19,669)
  Purchase of investment securities available for sale                   (108,636)      (33,083)       (10,989)
  Purchase of mortgage backed securities                                  (20,105)           -               -
  Principal repayment on mortgage backed securities                         4,431           714              -
  Purchase of FHLB stock                                                   (1,291)       (2,248)        (1,292)
  Net increase in loans                                                   (85,087)     (178,001)      (197,859)
  Purchase of premises and equipment                                       (2,201)       (6,282)        (3,088)
  Proceeds from sale of other real estate owned                             8,270         3,234          5,260
  Investments in other real estate owned (net)                                232           358         (7,246)
                                                                       ----------     ---------     ----------
     Net cash used in investing activities                               (103,110)     (177,456)      (208,429)
                                                                       ----------     ---------      ---------

FINANCING ACTIVITIES:
  Net increase in deposits                                                 84,875       159,212         89,551
  Net increase in repurchase agreements                                    12,301           991            916
  Proceeds from issuance of subordinated debt                               6,000             -              -
  Proceeds from issuance of common stock                                        -         9,166            128
  Dividends on perpetual preferred stock                                     (264)         (263)          (264)
                                                                        ---------    ----------      ---------
     Net cash provided by financing activities                            102,912       169,106         90,331
                                                                        ---------     ---------       --------
NET INCREASE (DECREASE) IN CASH AND
  CASH EQUIVALENTS                                                          1,383        (4,274)      (112,885)
CASH AND CASH EQUIVALENTS, beginning of period                             34,427        38,701        151,586
                                                                       ----------    ----------       --------
CASH AND CASH EQUIVALENTS, end of period                               $   35,810    $   34,427       $ 38,701
                                                                       ==========    ==========       ========

SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION
     Cash paid during the period for-
        Interest                                                         $ 33,031      $ 29,419       $ 16,448
        Income taxes                                                        4,144         1,516          2,222


  The accompanying notes are an integral part of these consolidated statements

                     REPUBLIC BANCSHARES, INC. & SUBSIDIARY
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                               DECEMBER 31, 1996

1.    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

Basis of Presentation and Organization

The consolidated financial statements of Republic Bancshares, Inc. (the Company) include the accounts of the Company, and Republic Bank (the "Bank") and the Bank's wholly-owned subsidiaries, RBREO, Inc., Tampa Bay Equities, Inc., VQH Development, Inc., and Republic Insurance Agency, Inc. All significant intercompany accounts and transactions have been eliminated. On November 21, 1995, the Bank's Board of Directors approved for shareholder consideration an Amended and Restated Plan of Share Exchange and Reorganization (the "Reorganization") under which the Bank became a wholly-owned subsidiary of Company. On the effective date and time of the Reorganization, all holders of shares of the Bank's Common and Preferred Stock at the November 30, 1995 record date received one share of Company Common Stock for each share of the Bank's Common Stock held of record and one share of Company Preferred Stock for each share of the Bank's Preferred Stock held of record. Holders of outstanding options to purchase or acquire the Bank's Common Stock received options to purchase an equal number of shares of Company Common Stock. All necessary governmental and shareholder approvals for the Reorganization were received. The Company's primary source of income is from its banking subsidiary which operates 32 branches throughout west central Florida. The Bank's primary source of revenue is derived from net interest income on loans and investments and income from mortgage banking activities.

Negative Goodwill

On May 28, 1993 (the "Purchase Date") over 99 percent of the Company's outstanding common stock was acquired for $4,450,000 (the "Purchase Price"). Also, on May 28, 1993, 583,334 additional shares of common stock were issued for $3,500,000. The acquisition was accounted for by the purchase method of accounting. Assets and liabilities were restated based upon their fair value as of the Purchase Date. The excess of the restated net book value over the Purchase Price was recorded as a reduction of the non current assets, to the extent available. The remaining difference was recorded as excess of fair value over purchase price ("negative goodwill"), as follows (in thousands):

      Adjustments to fair market value:
         Loans                                                                                           $   596
         Investment securities                                                                               161
         Time deposits                                                                                        36
      Write-off of noncurrent assets:
         Premises and equipment                                                                           (1,432)
         Other assets                                                                                        (43)
      Adjustments to equity accounts:
         Retained earnings                                                                                 1,320
         Capital surplus                                                                                   5,224
                                                                                                         -------
      Excess of fair value over purchase price                                                           $ 5,862
                                                                                                         =======

The negative goodwill was accreted into income on a straight-line basis over 26 months beginning May 28, 1993 and ending July 31, 1995, which was based on the estimated life of the loans, investments and deposits acquired. The premiums on loans and investment securities and the discount on demand and other time deposits were amortized into income on a straight-line basis over periods based on the estimated life of the related loans, securities or deposits ranging from 12 to 30 months.

Dependence on Estimates, Appraisals and Evaluations

The financial statements, in conformity with generally accepted accounting principles, are dependent upon estimates, appraisals and evaluations of loans, other real estate owned and other assets and liabilities, and disclosure of contingent assets and liabilities. Changes in such estimates, appraisals and evaluations might be required because of rapidly changing economic conditions, changing economic prospects of borrowers and other factors. Actual results may differ from those estimates.

Investment Securities

Securities that the Company has both the positive intent and ability to hold to maturity are classified as Held to Maturity and are carried at historical cost, adjusted for amortization of premiums and accretion of discounts. Securities Available for Sale, which are those securities that may be sold prior to maturity as part of asset/liability management or in response to other factors, are carried at fair value with any valuation adjustment reported in a separate component of stockholders' equity, net of tax effect.

Interest and dividends on investment securities and amortization of premiums and accretion of discounts are reported in interest on investment securities. Gains (losses) realized on sales of investment securities are generally determined on the specific identification method and are reported under non-interest income.

Loans

Interest on commercial and real estate loans and substantially all installment loans is recognized monthly on the loan balance outstanding. The Company's policy is to discontinue accruing interest on loans 90 days or more delinquent and restructured loans that have not yet demonstrated a sufficient payment history, which, in the opinion of management, may be doubtful as to the collection of interest or principal. These loans are designated as "non-accrual" and any accrued but unpaid interest previously recorded is reversed against current period interest revenue.

Loan origination and commitment fees net of certain costs are deferred, and the amount is amortized as an adjustment to the related loan's yield, generally over the contractual life of the loan. Unearned discounts and premiums on loans purchased are deferred and amortized as an adjustment to interest income on a basis that approximates level rates of return over the terms of the loan.

Hedging Contracts and Loans Held for Sale

The Company manages its interest rate market risk on the loans held for sale and its estimated future commitments to originate and close mortgage loans for borrowers at fixed prices ("Locked Loans") through hedging techniques which include derivative contracts and fixed price forward delivery commitments ("Forward Commitments") to sell mortgage- backed securities or specific whole loans to investors on a mandatory or best efforts basis. The Company records the inventory of loans held for sale at the lower of cost or market on an aggregate basis after considering any market value changes in the loans held for sale, Locked Loans, and Forward Commitments.

Mortgage Servicing Rights

On July 1, 1995, SFAS No. 122, "Accounting for Mortgage Servicing Rights, an amendment of FASB Statement No. 65", was adopted. SFAS No. 122 permits an allocation of a portion of the cost of loan origination to the rights to service mortgage loans. Approximately $1,188,000 and $117,000 was capitalized relating to originated mortgage servicing rights ("OMSRs") during 1996 and 1995, respectively. As of December 31, 1996 and 1995, the unamortized portion of these OMSRs were $1,271,000 and $113,000, respectively. For purposes of measuring impairment, OMSRs are stratified based on the loan type, interest rate and maturity of the underlying loans.

Accounting for Transfers and Servicing of Financial Assets and Extinguishment of Liabilities

The FASB has issued SFAS No. 125, "Accounting for Transfers and Servicing of Financial Assets and

Extinguishment of Liabilities", which is effective for the Company's fiscal year beginning January 1, 1997. SFAS 125 provides standards for distinguishing transfers of financial assets that are sales from transfers that are secured borrowings. The impact of the adoption of SFAS 125 upon the results of operations of the Company is not expected to be material.

Allowance for Loan Losses

The allowance for loan losses provides for risks of losses inherent in the credit extension process. Losses and recoveries are either charged or credited to the allowance. The Company's allowance is an amount that management believes will be adequate to absorb possible losses on existing loans that may become uncollectible, based on evaluations of the collectibility of loans and prior loan loss experience. The evaluations take into consideration such factors as changes in the nature and volume of the loan portfolio, overall portfolio quality, review of specific problem loans, and current economic conditions that may affect the borrower's ability to pay. The evaluations are periodically reviewed and adjustments are recorded in the period in which changes become known.

Premises and Equipment

Premises and equipment are stated at cost, less accumulated depreciation and amortization. Depreciation and amortization are computed using the straight-line method over the estimated useful lives of the related assets, except for leasehold improvements for which the lesser of the estimated useful life of the asset or the term of the lease is used. The useful lives used in computing depreciation and amortization are as follows:

                                                                     Years
                                                                     -----
         Buildings and improvements                                     39
         Furniture and equipment                                         7
         Leasehold improvements                                     5 - 15

Gains and losses on routine dispositions are reflected in current operations. Maintenance, repairs and minor improvements are charged to operating expenses, and major replacements and improvements are capitalized.

Other Real Estate

Other real estate owned ("ORE") represents property acquired through foreclosure proceedings held for sale and real estate held for investment. ORE is carried at its fair value, net of a valuation allowance established to reduce cost to fair value. Losses are charged to the valuation allowance and recoveries are credited to the allowance. Declines in market value and gains and losses on disposal are reflected in current operations in ORE expense. Recoverable costs relating to the development and improvement of ORE are capitalized whereas routine holding costs are charged to expense. The sales of these properties are dependent upon various market conditions. Management is of the opinion that such sales will result in net proceeds at least equal to present carrying values.

Accounting for Impairment of Long-Lived Assets

The FASB issued SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed of," which was effective for the Company's fiscal year beginning January 1, 1996. SFAS No. 121 requires that long-lived assets and certain identifiable intangibles to be held and used be reviewed for impairment whenever events or changes in circumstances indicate the carrying amount of an asset may not be recoverable. If the sum of the expected future cash flows from the use of the asset and its eventual disposition is less than the carrying amount of the asset, an impairment loss is recognized. SFAS No. 121 also requires that certain assets to be disposed of be measured at the lower of carrying amount or the net realizable value.
The impact of adopting SFAS 121 upon the results of operations of the Company was not material.

Income Taxes

The Company follows the liability method which establishes deferred tax assets and liabilities for the temporary differences between the financial reporting bases and the tax bases of the Company's assets and liabilities at enacted tax rates expected to be in effect when such amounts are realized or settled. Net deferred tax assets, whose realization is dependent on taxable earnings of future years, are recognized when a more-likely-than-not criterion is met, that is, unless a greater than 50% probability exists that the tax benefits will not actually be realized sometime in the future.

Effective April 1, 1995, federal regulations restricted the amount of deferred tax assets that can be used to meet regulatory capital requirements to an amount that the institution expects to realize within one year, or 10% of Tier 1 capital, whichever is less.

The Company and its subsidiary file consolidated tax returns with the federal and state taxing authorities. A tax sharing agreement exists between the Company and the Bank whereby taxes for the Bank are computed as if the Bank were a separate entity. Amounts to be paid or credited with respect to current taxes are paid to or received from the Company.

Premium on Deposits

A premium on deposits is recorded for the difference between cash received and the carrying value of deposits acquired in purchase transactions. This premium is being amortized on a straight-line basis over 3 to 4 years. Approximately $527,000 and $1,017,000 was included in other assets in the accompanying financial statements, as of December 31, 1996 and 1995.

Stock-Based Compensation Plans

The Company accounts for its stock-based compensation plans under Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" (APB 25). Effective in 1996, the Company adopted the disclosure option of SFAS No. 123, "Accounting for Stock-Based Compensation" (SFAS 123), which requires that companies not electing to account for stock-based compensation as prescribed by the statement, disclose the pro forma effects on earnings and earnings per share as if SFAS 123 had been adopted. Additionally, certain other disclosures are required with respect to stock compensation and the assumptions used are to determine the pro forma effects of SFAS 123.

Cash Equivalents

For purposes of preparing the Consolidated Statements of Cash Flows, cash equivalents are defined to include cash and due from banks and federal funds sold.

Reclassifications

Certain reclassifications have been made to prior period financial statements to conform with the 1996 financial statement presentation.

2.    INVESTMENT SECURITIES:

The Company's investment securities consisted primarily of U.S. Treasury Bills and Notes. The investment securities of the Company at December 31, 1996 and 1995 are summarized as follows (in thousands):

                                                                                                            Estimated
                                                    Amortized          Unrealized          Unrealized         Market
                                                       Cost              Gains               Losses           Value
                                                    ---------          ----------          ----------       ---------
AT DECEMBER 31, 1996:
Securities available-for-sale:
 U.S. Government Treasuries                          $  72,905         $       -           $    (53)        $  72,852
 Revenue bond                                            1,545                 -                  -             1,545
                                                     ---------         ---------           --------         ---------
  Securities available-for-sale                      $  74,450         $       -           $    (53)        $  74,397
                                                     =========         =========           ========         =========
AT DECEMBER 31, 1995:
 U.S. Government Treasuries held to maturity         $   7,015         $       -           $     (6)        $   7,009
 U.S. Government Treasuries available for sale          38,121                27                 (1)           38,147
                                                     ---------         ---------           --------         ---------
  Total U.S. Treasuries & Federal Agency Notes        $ 45,136         $      27           $     (7)        $  45,156
                                                      ========         =========           ========         =========

BOOK VALUE AT DECEMBER 31:                                                                  1996               1995
                                                                                            ----               ----
   Securities held to maturity                                                            $     -            $ 7,015
   Securities available-for-sale                                                           74,397             38,147
                                                                                          -------            -------
    Total U.S. Treasuries                                                                 $74,397            $45,162
                                                                                          =======            =======


The amortized cost and estimated market value of investment securities at December 31, 1996, by contractual maturity are shown below (in thousands):

                                                                   Available-for-Sale
                                                   ------------------------------------------------
                                                                        Estimated          Weighted
                                                    Amortized             Market           Average
                                                       Cost               Value             Yield
                                                     --------           ---------          -------
Due in 1 year or less                                $ 61,367           $ 61,358              4.84%
Due after 1 year through 5 years                       13,083             13,039               6.02
                                                     --------           --------
Total                                                $ 74,450           $ 74,397              5.05%
                                                     ========           ========



Proceeds from sales of U.S. Treasury and Federal Agency Notes during the years ended 1996, 1995 and 1994, were $7,545,000, $2,972,000, and $6,991,000, respectively. Gross losses of $0, $27,891 and $0 were realized for the years ended December 31, 1996, 1995 and 1994. Gross gains of $45,404, $0, and $1,094, were realized during the years ended December 31, 1996, 1995 and 1994, respectively. U.S. Treasuries and Federal Agency Notes with a par value of $19,000,000 and $8,000,000 at December 31, 1996 and 1995, respectively, were pledged to secure public deposits and for other purposes.

3.   MORTGAGE BACKED SECURITIES:

Mortgage-backed securities ("MBS"), sometimes referred to as pass-through certificates, represent an interest in a pool of loans. The securities are issued by three government agencies or corporations: (i) the Government National Mortgage Association ("GNMA"), (ii) the Federal Home Loan Mortgage Corporation ("FHLMC") and (iii) the Federal National Mortgage Association ("FNMA"). During 1996 and 1995 the Company securitized loans with a carrying value of $6,282,000 and $30,048,000, respectively, through FHLMC. The Company's MBS portfolio at December 31, 1996 consisted solely of variable rate securities issued by GNMA, and payments on those securities are backed by that government agency. MBS securities held to maturity are recorded at amortized cost, while securities available-for-sale are recorded at estimated market value. Mortgage backed securities are summarized as follows (in thousands):

                                                                                                            Estimated
                                                    Amortized          Unrealized          Unrealized         Market
                                                       Cost              Gains               Losses           Value
                                                    ---------          ----------          ----------       ---------

AT DECEMBER 31, 1996:

  GNMA held to maturity                             $       -            $      -         $        -          $      -
  GNMA available for sale                              20,105                   -               (101)           20,004
                                                    ---------            --------         ----------          --------
       Total mortgage backed securities             $  20,105            $      -         $     (101)         $ 20,004
                                                    =========            ========         ==========          ========

AT DECEMBER 31, 1995:

  FHLMC held to maturity                            $  17,112            $    114         $      (20)         $ 17,206
  FHLMC available for sale                              2,540                   -                (13)            2,527
                                                    ---------            --------         ----------          --------
       Total mortgage backed securities             $  19,652            $    114         $      (33)         $ 19,733
                                                    =========            ========         ==========          ========

BOOK VALUE AT DECEMBER 31:                                     1996                         1995
                                                               ----                         ----
    Securities held to maturity                           $        -                     $ 17,112
    Securities available-for-sale                             20,004                        2,527
                                                            --------                     --------
          Total MBS                                         $ 20,004                     $ 19,639
                                                            ========                     ========


At December 31, 1996 all MBS securities available for sale were scheduled to reprice in one year or less.

The amortized cost and estimated market value of the MBS portfolio at December 31, 1996, by contractual maturity are shown below (in thousands). Actual maturities may differ from contractual maturities as a result of prepayments of the underlying mortgages:

                                             Available-for-Sale
                                    -------------------------------------
                                                     Estimated   Weighted
                                      Amortized      Market      Average
                                        Cost          Value       Yield
                                      ---------      --------    -------
Due after 10 years                   $ 20,105        $ 20,004     5.53%
                                     --------        --------
Total                                $ 20,105        $ 20,004     5.53%
                                     ========        ========




During 1996, the Company sold FHLMC securities, with an amortized cost of $15,455,000, which had previously been classified as "Held-to-Maturity", recording net gains of $300,201, and purchased GNMA securities. The purpose of this transaction was to reduce the Company's capital requirements. As a result, and in compliance with SFAS 115 "Accounting for Certain Investments in Debt and Equity Securities", all investment securities are classified as "available-for-sale" as of December 31, 1996.

Proceeds from sales of MBS securities during the years ended December 31, 1996 and 1995 were $21,077,000 and $9,732,000, respectively. Gross gains of $354,837 and $55,038 and gross losses of $31,845 and $0, respectively, were realized on these sales. None of the MBS securities were pledged to secure public deposits or for other purposes at December 31, 1996.

4.   LOANS AND LOANS HELD FOR SALE:

Loans at December 31, 1996 and 1995, are summarized as follows (in thousands):

                                                                                1996                  1995
                                                                               ------                ------
   Real estate mortgage loans:
      One-to-four family residential                                        $ 385,701             $ 386,524
      Multi-family residential                                                 70,967                77,802
      Commercial real estate                                                  182,298               153,193
      Construction/land development                                            27,050                13,974
   Commercial loans                                                            34,617                29,898
   Consumer loans                                                               9,860                 6,798
   Other loans                                                                  1,294                 2,367
                                                                           ----------            ----------
      Total gross portfolio loans                                             711,787               670,556
   Less-allowance for loan losses (Note 5)                                   (13,134)               (14,910)
   Less-premiums and unearned discounts on loans purchased                    (4,731)                (4,561)
   Less-unamortized loan fees                                                   (652)                (1,290)
                                                                           ---------             ----------
      Total loans held for portfolio                                          693,270               649,795
   Residential loans held for sale                                             36,590                 4,711
                                                                           ----------            ----------
      Total loans                                                          $  729,860            $  654,506
                                                                           ==========            ==========


As of December 31, 1996, the Company had $36,590,000 of 1-4 residential mortgage loans available for sale with a weighted average interest rate of
8.72%.   As of December 31, 1995 loans available for sale were approximately
$4,711,000, which approximated market value, with a weighted average interest rate of 7.47%. Mortgage loans serviced for others as of December 31, 1996 and 1995 were $120,711,000 and $39,951,000, respectively.

Loans on which interest was not being accrued totaled approximately $15,351,000, $14,504,000, and $12,948,000 at December 31, 1996, 1995 and 1994,
respectively. Had interest been accrued on these loans at their originally contracted rates, interest income would have been increased by approximately $1,138,000, $1,329,000, and $647,000 in the years ended December 31, 1996, 1995 and 1994, respectively. Loans past due 90 days or more and still accruing interest at December 31, 1996 and 1995, totaled approximately $113,000 and $1,876,000, respectively. The Company restructured loans totaling $2,516,000 and $145,000 during 1996 and 1995, respectively.

5.    ALLOWANCE FOR LOAN LOSSES:

Changes in the allowance for loan losses were as follows (in thousands):

                                                      For the Years Ended December 31,
                                                 ----------------------------------------
                                                     1996            1995           1994
                                                     ----            ----           ----
BALANCE,
   beginning of period                           $ 14,910        $  7,065         $ 6,539
   Provision for possible
      loan losses                                   1,800           1,685           1,575
   Discount on purchased loans
      allocated to (from) loan
      loss reserve                                 (1,732)          7,658             643
   Loans charged off                               (2,110)         (1,947)         (1,870)
   Recoveries of loans
      charged off                                     266             449             178
                                                 --------       ---------       ---------
BALANCE,
   end of period                                 $ 13,134        $ 14,910        $  7,065
                                                 ========        ========        ========



While management believes that the allowance for loan losses is adequate at December 31, 1996, based on currently available information, future additions to the allowance may be necessary due to changes in economic conditions, deterioration of creditworthiness of the borrower, the value of underlying collateral or other factors. Additionally, the Florida Department of Banking and Finance, the FDIC, and the Federal Reserve, as an integral part of their regular examination process, periodically review the allowance for loan losses. These agencies may require additions to the allowance based on their judgments about information available to them at the time of examination.

The portion of the allowance for loan losses which arose due to the allocation of discounts on purchased loans may only be used to absorb losses on the related acquired loans. As of December 31, 1996 and 1995, approximately $7,150,000 and $10,249,000 of the reserve had arisen through an allocation of discounts on purchased loans.

6.    PREMISES AND EQUIPMENT:

Premises and equipment at December 31, 1996 and 1995, included (in thousands):

                                                                              1996                      1995
                                                                          ----------                ----------
Land                                                                       $  4,951                  $  4,951
Buildings and improvements                                                    9,216                     8,671
Furniture and equipment                                                       7,371                     6,120
Leasehold improvements                                                        1,051                       903
Construction in progress                                                        268                        11
                                                                           --------                  --------
   Total premises and equipment                                              22,857                    20,656
Less-accumulated depreciation and amortization                              (3,142)                    (1,665)
                                                                           --------                  ---------
   Premises and equipment, net                                             $ 19,715                  $ 18,991
                                                                           ========                  ========

7.    OTHER REAL ESTATE (ORE):

State banking regulations require the Company to dispose of all ORE acquired through foreclosure within five years of acquisition, with a possibility for additional extensions, each of up to five years. Failure to receive additional extensions could result in losses on ORE. There were two ORE properties totaling $4,477,000 at December 31, 1996, which were required to be disposed of by year-end. The Company has been granted an extension on these properties by the State. As of December 31, 1996, a third property, in the amount of approximately $254,000, is required to be disposed of no later than December 31, 1997. Management expects an extension will also be granted by the State on this property if not sold. In addition, federal banking regulations had required the Bank to dispose of one of these properties amounting to $3,200,000 by December 31, 1996 but the FDIC has granted an extension of the holding period to December 19, 1997. While the current appraisal on this property indicates that the market value of the tract exceeds its book value, a sale to a party other than an end-user could result in proceeds below the current book value.

During 1995, the former headquarter building was vacated and that space was leased to a third party. Since that building was no longer used for banking purposes, approximately $2,498,000 was transferred from premises and equipment to ORE held for investment. During 1996, this building was sold and a gain of $1,207,000 was recorded.

Loans converted to ORE through foreclosure proceedings totaled $6,910,000, and $2,639,000, for the years ended December 31, 1996 and 1995, respectively. Sales of ORE that were financed by the Company totaled $3,676,000 and $1,358,000 for the years ended December 31, 1996 and 1995, respectively.

Changes in the valuation allowance for ORE were as follows (in thousands):


                                                     For the Years Ended December 31,
                                                --------------------------------------------
                                                    1996            1995             1994
                                                    ----            ----             ----

BALANCE, beginning of period                    $   966           $ 1,170            $ 1,718

   Provision                                      1,611                 -                 10

   Charge-offs                                      (63)             (204)              (558)
                                                -------           -------            -------

BALANCE, end of period                          $ 2,514           $   966            $ 1,170
                                                =======           =======            =======



8.    INCOME TAXES:

Income taxes are comprised of the following (in thousands):

                                                           For the
                                                         Years Ended
                                                         December 31,
                                             ----------------------------------
                                                1996           1995        1994
                                                ----           ----        ----
   Current provision                         $ 3,744      $ 2,899       $ 2,612
   Deferred benefit                           (1,512)      (1,024)       (2,144)
                                             -------      -------       -------
                                             $ 2,232      $ 1,875       $   468
                                             =======      =======       =======


At December 31, 1996, the Company had approximately $670,000 of remaining federal and $2,393,000 of state net operating loss carryforwards. These carryforwards expire in the years 2006 through 2008.

Following the change of ownership in 1993, recognition of net operating loss carryforwards were limited to approximately $259,000 each year. If the full amount of the limitation is not used in any years, the amount not used increases the allowable limit in the subsequent year.

Deferred tax assets and liabilities were comprised of the following at December 31, 1996 and 1995 (in thousands):

                                                                             1996                     1995
                                                                           --------                 --------
   Gross deferred tax assets:
     Tax bases over financial bases for loans
       (loan loss reserve & discounts)                                     $  2,329                  $  1,230
     Financial amortization of premium over tax amortization                    646                       533
     Interest on non-accrual loans                                              315                       250
     Tax bases over financial bases for ORE                                   1,286                       634
     Net operating losses and tax credit carryforward                           314                       411
     Mark-to-market-loans held for sale                                         232                         -
     Other                                                                      145                       160
                                                                           --------                   -------
        Gross deferred tax asset                                              5,267                     3,218
        Gross deferred tax liabilities                                          567                        93
                                                                           --------                   -------
        Net deferred tax asset                                             $  4,700                   $ 3,125
                                                                           ========                   =======

The valuation allowance for the deferred tax asset decreased by $177,000 and $1,427,000 for the years ended December 31, 1995 and 1994, respectively. The net deferred tax asset increased during 1996 and 1995 by approximately $63,000 and $38,000, respectively, relating to the unrealized gain on available for sale securities which is recorded directly to stockholders' equity.

The Company's effective tax rate varies from the statutory rate of 34 percent. The reasons for this difference are as follows (in thousands):

                                                    For the Years Ended December 31,
                                                ---------------------------------------
                                                  1996        1995           1994
                                                  ----        ----           ----
Computed "expected" tax
   provision                                    $ 2,045     $ 2,600        $ 2,505
Increase (reduction) of taxes:
   Tax-exempt interest
      income                                        (22)        (27)           (29)

   Valuation allowance                               -         (177)        (1,427)
   Amortization of excess
      of fair value over
      purchase price                                 -         (536)        (1,017)
   State taxes                                      217         216            265
   Other                                             (8)       (201)           171
                                                -------     -------       --------
      Total                                     $ 2,232     $ 1,875       $    468
                                                =======     =======       ========

9.    SUBORDINATED DEBT:

On December 27, 1996, the Company issued $6,000,000 in convertible subordinated debentures at a fixed interest rate of 6.00%, interest payable semi-annually, with a maturity of December 1, 2011. The Company has the right to redeem the debentures beginning in 2001 at 106% of face value, with the premium declining 1% per year thereafter and without any premium if the price of the Company's common stock equals or exceeds 130% of the conversion price for not less than 20 consecutive trading days. The debentures are convertible by the holder at any time prior to maturity into the Company's $2.00 par value common stock at a conversion price of $17.85714 per share (equivalent to a conversion rate of 56 common shares per $1,000 principal amount of debentures). The Company incurred $213,000 in issuance costs which will be amortized over 36 months.

10.   OFF-BALANCE-SHEET RISK, COMMITMENTS AND CONTINGENCIES:

Concentration of Credit Risk

The Company's core customer loan origination base is located along the west coast and in central Florida. The majority of the Company's purchased loan portfolio is concentrated in the states of Florida, California, Texas, and in the northeastern United States. At December 31, 1996 and 1995, approximately 94 percent of the Company's loan portfolio was secured by real estate. Mortgage loans secured by 1-4 family properties comprised approximately 60 and 61 percent, respectively, of total mortgage loans at December 31, 1996 and 1995.

Off-Balance-Sheet Items

The Company enters into financial instruments with off-balance-sheet risk in the normal course of business to meet the financing needs of its customers and to limit exposure to changes in the value of loans held for sale. These financial instruments include commitments to extend credit, commercial and standby letters of credit, and forward contracts for the delivery of loans. These instruments involve, to varying degrees, elements of credit and interest-rate risk that are not recognized in the accompanying consolidated balance sheets.

The Company's exposure to credit loss in the event of nonperformance by the other party to the financial instruments discussed above is represented by the contractual amount of those instruments. The Company uses the same credit policies in making commitments and conditional obligations as it does for on-balance-sheet instruments.

A summary of financial instruments with off-balance-sheet risk at December 31, 1996, is as follows (in thousands):

                                                                                             Contractual
                                                                                                Amount
                                                                                             -----------
   Commitments to extend credit                                                              $  51,754
   Unfunded lines of credit                                                                     64,604
   Commercial and standby letters of credit                                                      7,415
                                                                                             ---------
      Total                                                                                  $ 123,773
                                                                                             =========


Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the agreement. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. Since many of the commitments are expected to expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements. The Company evaluates each customer's creditworthiness on a case-by-case basis. The amount of collateral obtained if deemed necessary upon extension of credit is based on management's credit evaluation of the counterparty. Collateral held varies but may include premises and equipment, inventory and accounts receivable. Unfunded lines of credit represent the undisbursed portion of lines of credit which have been extended to customers.

Commercial and standby letters of credit are conditional commitments issued by the Company to guarantee the performance of a customer to a third party which typically do not extend beyond one year. The credit risk involved in issuing letters of credit is essentially the same as that involved in extending loan facilities to customers. The Company typically holds certificates of deposit as collateral supporting those commitments, depending on the strength of the borrower. Outstanding unsecured standby letters of credit at December 31, 1996, totaled approximately $1,376,000.

At December 31, 1996, in connection with managing the interest rate market risk on its loans held for sale and Locked Loans totaling $37,416,000, the Company had outstanding $15,000,000 (estimated fair value of $15,165,000) of Forward Commitments which expire over the next two months, the period when the loans are expected to be sold and Locked Loans are expected to close.

The Company reduces its risk of nonperformance under the hedging contracts by entering into those contracts with reputable security dealers and investors and evaluating their financial condition. However, there is a risk that certain of the Locked Loans do not close or are renegotiated in a declining interest rate market and close at lower prices. The Company reduces this risk by collecting nonrefundable commitment fees on certain of the Locked Loans and enters into Forward Commitments to deliver loans to investors primarily on a best efforts basis.

Commitments

The Company has entered into a number of noncancelable operating leases primarily for branch banking locations. At December 31, 1996, minimum rental commitments based on the remaining noncancelable lease terms were as follows (in thousands):

                      1997                                      $ 2,008
                      1998                                        1,809
                      1999                                        1,432
                      2000                                        1,186
                      2001                                        1,123
                      Thereafter                                  3,839
                                                                -------
                                                                 11,397
                      Less-sublease rentals                      (1,063)
                                                                -------
                                                                $10,334
                                                                =======

Total rent expense for the years ended December 31, 1996, 1995 and 1994 was $1,653,000, $1,009,000, and $435,000, respectively. Total rental income from subleases for the years ended December 31, 1996, 1995 and 1994 was $971,000, $1,113,000, and $1,132,000, respectively.

During 1994 a capital lease obligation of approximately $981,000 was incurred related to the leasing of data processing equipment with an implicit rate of 7.49%. Minimum lease payments under this capital lease are approximately $214,000 in each of the years 1997, 1998 and $107,000 in 1999. In addition, the Company is obligated to make processing payments in relation to its computer facilities of approximately $966,000 in each of the years 1997 and 1998, $1,073,000 in 1999, $1,181,000 in 2000, and $197,000 in 2001.

Contingencies

The Company is subject to various other legal proceedings and claims which arise in the normal course of business. In the opinion of management, the amount of liability with respect to these other proceedings would not have a material effect on the financial statements.

11.   EMPLOYEE BENEFIT PLANS

On January 1, 1987, a retirement plan was adopted, covering substantially all employees, which includes a 401(k) arrangement. Each employee of the Company automatically becomes eligible to participate in the savings plan on the January 1 immediately following the date on which such employee attains the age of 18 and completes six months of service. An employee must complete 1,000 hours of service during each subsequent plan year, and failure to complete 1,000 hours of service in a subsequent plan year will constitute a "one year break in service" and a forfeiture of eligibility to participate in the plan.

Employees' before-tax contributions are limited based on restrictions established by the Internal Revenue Service. Employees also may elect to make after-tax contributions to their account. In each plan year, the Company will make matching contributions to each account equal to 25% of the employees elective contributions, but only up to the amount that does not exceed 6% of compensation. Beginning January 1, 1997, if the Company attains a return on equity in excess of 10.0% for a quarterly period, the matching contribution will be increased to 50% for that period, concurrently. Employees are 100% vested at all times in their contributions and regular matching contributions. In addition, the 401(k) arrangement plan permits the Company to contribute a discretionary amount to all of the participants for any plan year, and that contribution will be allocated among the participants based upon their respective shares of the total compensation paid during the plan year to all participants eligible. The Company's contributions were $108,900, $58,200, and $38,500 in the years ended December 31, 1996, 1995 and 1994, respectively.

12.   FAIR VALUE OF FINANCIAL INSTRUMENTS

Generally, the Company's practice and intent is to hold its financial instruments to maturity, unless otherwise designated. Where available, quoted market prices are used to determine fair value. However, many of the Company's financial instruments lack quoted market prices. Although the Company has incorporated what it considers to be appropriate estimation methodologies for those financial instruments which lack quoted market prices, a significant number of assumptions must be used in determining such estimated fair values. Such assumptions include subjective assessments of current market conditions, perceived risks associated with these financial instruments and other factors. Different assumptions might be considered by the user of the financial statements to be more appropriate, and the use of alternative assumptions or estimation methodologies could have a significant effect on the resulting estimated fair values. The estimated fair values presented neither include nor give effect to the values associated with the Company's business, existing customer relationships, and branch banking network, amount other things.

The following estimates of the fair value of certain financial instruments held by the Company include only instruments that could reasonably be evaluated.
The investment securities portfolio was evaluated using market quotes as of December 31, 1996 and 1995. The fair value of the loan portfolio was evaluated using market quotes for similar financial instruments, where available. Otherwise, discounted cash flows, after adjusting for credit deterioration, were used based upon current rates the Company would use in extending credit with similar characteristics. These rates may not necessarily be the same as those which might be used by other financial institutions for similar loans. Cash and due from banks and federal funds sold were valued at cost. The fair values disclosed for checking accounts, savings accounts, securities sold under agreements to repurchase, and certain money market accounts are, by definition, equal to the amount payable on demand at the reporting date, i.e., their carrying amounts. Fair values for time deposits are estimated using a discounted cash flow calculation that applies current interest rates to aggregated expected maturities. Standby letters of credit and commitments to extend credit were valued at book value as the majority of these instruments are based on variable rates.

These evaluations may incorporate specific value to the Company in accordance with its asset/liability strategies, interest rate projections and business plans at a specific point in time and therefore, should not necessarily be viewed as liquidation value. They should also not be used in determining overall value of the Company due to undisclosed and intangible aspects such as business and franchise value, and due to changes to assumptions of interest rates and expected cash flows which might need to be made to reflect expectations of returns to be earned on instruments with higher credit risks.

The table below illustrates the estimated fair value of the Company's financial instruments as of December 31 using the assumptions described above (in thousands):

                                                                                                 1996          1995
                                                                                                 ----          ----

Cash and due from banks                                                                       $   27,810   $   19,806
                                                                                              ==========    =========
Interest bearing deposits in banks                                                                   118            2
                                                                                              ==========    =========
Investment securities                                                                             94,401       68,429
                                                                                              ==========    =========
Federal funds sold                                                                                 8,000       14,621
                                                                                              ==========    =========
Loans                                                                                            754,445      681,163
                                                                                              ==========    =========
Mortgage servicing rights                                                                          1,690          113
                                                                                              ==========    =========
Deposits                                                                                         830,562      746,904
                                                                                              ==========    =========
Securities sold under agreements to repurchase                                                    15,372        3,072
                                                                                              ==========    =========
Subordinated debt                                                                                  6,000            -
                                                                                              ==========
Standby letters of credit                                                                          7,415        6,178
                                                                                              ==========    =========
Commitments to extend credit and unfunded lines of credit                                        116,358      103,076
                                                                                              ==========     ========

13.   STOCKHOLDERS' EQUITY:

Perpetual Preferred Convertible Stock

The Company has 75,000 outstanding shares of perpetual preferred convertible stock. The preferred stock has a liquidation preference of $88 per share and carries a noncumulative dividend of $3.52 per year, payable quarterly. Dividends on the preferred stock must be paid before any dividends on common stock can be paid. Beginning December 16, 1994 and thereafter, the preferred stock can be converted by the holders into 10 shares of common stock for each share of preferred stock. The preferred stock was redeemable at the option of the Company through December 16, 1996, at a price of $96.80 per share. The holders of the preferred stock vote with the holders of the common stock and are entitled to 10 votes per share of preferred stock.

Dividends

Florida Statutes limit the amount of dividends the Bank can pay in any given year to that year's net income plus retained net income from the two preceding years. Additionally, the Bank and the Company cannot pay dividends which would cause either to be undercapitalized as defined by federal regulations.

1995 Rights and Public Stock Offerings

On June 27, 1995, an offering was completed to the public and to the stockholders of 800,000 shares of the $2.00 par value Common Stock. The Common Stock was offered through a combined subscription Rights Offering and an underwritten Public Offering (the "Offerings"). The number of shares subscribed for in the Rights Offering totaled 287,049 with 512,951 shares sold in the Public Offering. The price per share was $12.50 for the Offerings and net proceeds amounted to $9,137,000.

1993 Non-qualified Stock Option Plan

On May 28, 1993, the Company adopted a non-qualified stock option plan (the Option Plan) which reserved 80,000 shares of common stock for future issuance under the Option Plan to eligible employees of the Company. As of December 31, 1996, 60,000 options were granted under the Option Plan and 35,000 were outstanding. The per share exercise price of each stock option is determined by the Board of Directors at the date of grant. The plan terminates in 2003 or at the discretion of the Board of Directors.

1995 Incentive Stock Option Plan

On April 29, 1994, the shareholders approved a qualified incentive stock option plan to certain key employees. In connection with the Company's holding company reorganization and share exchange in which all of the Company's stockholders became stockholders of the Company, the Company adopted the Republic Bancshares, Inc. 1995 Stock Option Plan (the "Plan") as a replacement for the Company's 1994 Stock Option Plan. The Plan was approved by the stockholders of the Bank at the Bank's Special Meeting held on February 27, 1996. On April 23, 1996, the shareholders approved certain amendments to the Plan (the "Amendment"). Under the Amendment, the total number of shares that may be purchased pursuant to the plan cannot exceed 525,000 over the life of the plan and provides that the maximum number of options granted to any one individual in any fiscal year under the plan cannot exceed 62,000. There is no limitation on the annual aggregate number of options to be granted in any fiscal year. Each option granted under the plan will be exercisable by the grantee during a term, not to exceed ten years, fixed by the compensation committee of the Board of Directors ("the Committee"). However, no more than 20% of the shares subject to such options shall vest annually beginning at date of grant. However, in the event of a change in control, or termination of employment without cause, all options granted become exercisable immediately. Options under the plan, which have been granted to the employees of the Flagship/Capital mortgage banking division of the Company, vest at the rate of 20% at the end of each 12 month period over five years, contingent upon that division meeting specified net income performance goals as set by the Board of Directors. If the performance goal for each year is not met, then the options that would have become exercisable at the end of the 12 month period shall expire and be null and void. In addition, options granted to employees of this division shall not vest and become exercisable if there is a change in control or a termination of employment without cause, until the performance goal for at least one year has been met.

Upon the grant of an option to a key employee, the Committee will fix the number of shares of common stock that the grantee may purchase upon exercise of the option, and the price at which the shares may be purchased. The exercise price for all options shall not be less than the fair market value. During 1996, 1995 and 1994, options to purchase 270,900, 59,700 and 46,450 shares, respectively, under the incentive stock option plan were granted. Of the options previously granted, 12,460 shares have expired through the termination of key employees without having exercised their options, thereby making these options available for future grants. As of December 31, 1996, 361,470 options remained outstanding.

Aggregate Stock Option Activity

The Company adopted SFAS 123 for disclosure purposes in 1996. For SFAS 123 purposes, the fair value of each option grant has been estimated as of the date of grant using the Black-Scholes option pricing model with the following assumptions (weighted averages): risk-free interest rate of 6.42 percent, expected life of 7 years, dividend rate of zero percent, and expected volatility of 23 percent. Using these assumptions, the fair value of the stock options granted in 1996 and 1995 is $1,583,000 and $346,900, respectively, which would be amortized as compensation expense over the vesting period of the options. Options vest equally over five years. Had compensation cost been determined consistent with SFAS 123, utilizing the assumptions detailed above, the Company's net income and earnings per share as reported would have been the following pro forma amounts (in thousands except share data):

                                                                   1996        1995
                                                                   ----        ----
                         Net Income
                           As reported                            $3,784      $5,773
                           Pro forma                               3,588       5,730
                         Earnings per share
                           As reported                              0.76        1.26
                           Pro forma                                0.72        1.26

Because the SFAS 123 method of accounting has not been applied to options granted prior to January 1, 1995, the resulting pro forma compensation cost may not be representative of that expected in future years. A summary of the status of the Company's stock option plans at December 31, 1996, 1995 and 1994 and for the years then ended is presented in the table and narrative below:

                                                      1994                   1995                        1996
                                            ------------------------------------------------------------------------
                                                        Wtd Avg                    Wtd Avg                  Wtd Avg
                                            Shares      Ex Price     Shares       Ex Price       Shares    Ex Price
                                            -----------------------------------------------------------------------
      Fixed Options
      -------------
      Outstanding - beg. of year             50,000      $ 6.44      81,500     $   8.75        131,810     $11.00
      Granted                                46,450       10.50      59,700        14.00         70,900      13.63
      Exercised                             (14,950)       6.46      (3,170)        9.58              -          -
      Forfeited                                   -           -      (6,220)       11.06         (6,240)     13.42
      Expired                                     -           -           -            -              -          -
                                           --------                --------                     -------
      Outstanding - end of year              81,500        8.75     131,810        11.00        196,470      11.87
                                           ========                ========                     =======
      Exercisable - end of year              14,340        9.41      45,112         9.07         92,530      10.29
      Wtd. avg. fair value
      of options granted                                                            5.81                      5.84

      Performance Options
      -------------------
      Outstanding - beg. of year                  -           -           -            -              -   $      -
      Granted                                     -           -           -            -        200,000      13.63
      Exercised                                   -           -           -            -              -          -
      Forfeited                                   -           -           -            -              -          -
      Expired                                     -           -           -            -              -          -
                                           --------                 -------                     -------
      Outstanding - end of year                   -           -                        -        200,000      13.63
                                           ========                 =======                     =======
      Exercisable - end of year                   -           -           -            -              -          -
      Wtd. avg. fair value
      of options granted                                                                                      5.84




                        Options Outstanding                                   Options Exercisable
      --------------------------------------------------   --------------------------------------------------------
                           Number       Weighted-Average          Number
         Range of        Outstanding        Remaining       Weighted-Average       Exercisable    Weighted-Average
      Exercise Prices    at 12/31/96    Contractual Life     Exercise Price        at 12/31/96     Exercise Price
      ---------------    -----------    ----------------   -------------------     -----------    ------------------
       5.40-10.50          72,370          6.89 years        $  8.57                  56,630         $ 8.04
      13.63-14.00         324,100          9.21 years          13.69                  35,900          13.86


14.   EARNINGS PER SHARE:

Net Income Per Common and Common Equivalent Share

Net income per common and common equivalent share has been computed by dividing net income by the weighted average common and common equivalent shares outstanding during the periods. The weighted average common and common equivalent shares outstanding has been adjusted to include the number of shares that would have been outstanding if the stock options granted had been exercised, with the proceeds being used to buy shares from the market (i.e., the treasury stock method) and the perpetual preferred convertible stock had been converted to common stock at the earlier of the beginning of the year or the issue date (i.e., the if-converted method). Net income per common and common equivalent shares represents both primary and fully diluted per share information.

15.   REGULATORY CAPITAL REQUIREMENTS

The Company and the Bank are required to comply with the capital adequacy standards established by the Federal Reserve (for the Company) and the FDIC (for the Bank). There are three basic measures of capital adequacy for banks that have been promulgated by the Federal Reserve; two risk-based measures and a leverage measure. All applicable capital standards must be satisfied for a bank holding company to be considered in compliance.

The minimum guidelines for the ratio ("Risk-Based Capital Ratio") of total capital ("Total Capital") to risk-weighted assets (including certain off-balance-sheet items, such as standby letters of credit) is 8.0%. At least half of Total Capital (i.e., 4.0% of risk-weighted assets) must comprise common stock, minority interests in the equity accounts of consolidated subsidiaries, noncumulative perpetual preferred stock, and a limited amount of cumulative perpetual preferred stock, less goodwill and certain other intangible assets ("Tier 1 Capital"). The remainder may consist of subordinated debt, other preferred stock, and a limited amount of loan loss reserves ("Tier 2 Capital"). In addition, the Federal Reserve has established minimum leverage ratio guidelines for bank holding companies. These guidelines provide for a minimum ratio (the "Leverage Ratio") of Tier 1 Capital to average assets, less goodwill and certain other intangible assets, of 3.0% for banks that meet certain specified criteria, including having the highest regulatory rating. All other bank holding companies generally are required to maintain a Leverage Ratio of at least 3.0%, plus an additional cushion of 100 to 200 basis points. The guidelines also provide that bank holding companies experiencing internal growth or making acquisitions will be expected to maintain strong capital positions substantially above the minimum supervisory levels without significant reliance on intangible assets. Furthermore, the Federal Reserve has indicated that it will consider a "tangible Tier I Capital leverage ratio" (deducting all intangibles) and other indicators of capital strength in evaluating proposals for expansion or new activities.

The Bank had previously undertaken in writing to the FDIC to achieve a Leverage Ratio of at least 5.50% by September 30, 1995, which it did, and will consider raising additional capital or reducing internal growth should the ratio fall below that level in the future. The Company's leverage ratio requirement remains at 5.00%. Other than the foregoing commitment, the Bank has not been advised by the FDIC of any specific minimum capital ratio requirement applicable to it.

Failure to meet capital guidelines could subject a bank or a bank holding company to a variety of enforcement remedies, including issuance of a capital directive, the termination of deposit insurance by the FDIC, a prohibition on the taking of brokered deposits, and certain other restrictions on its business. Substantial additional restrictions can be imposed upon FDIC-insured depository institutions that fail to meet applicable capital requirements under the federal prompt corrective action regulations.

As of December 31, 1996 and 1995, the Company and the Bank were considered "well capitalized" under the federal banking agencies for prompt corrective action regulations. The table which follows sets forth the amounts of capital and capital ratios of the Company and the Bank as of December 31, 1996 and 1995, and the applicable regulatory minimums (in thousands):

                                                                            COMPANY                         BANK
                                                                     --------------------        -----------------------
                                                                     AMOUNT         RATIO        AMOUNT          RATIO
                                                                     ------         -----        ------          -----
As of December 31, 1996:
RISK-BASED CAPITAL:
  Tier 1 Capital
  Actual                                                            $51,325         8.82%         $57,113        9.82%
  Minimum required to be "Adequately Capitalized"                    23,268         4.00           23,260        4.00
  Excess over minimum to be "Adequately Capitalized"                 28,057         4.82           33,853        5.82
  To be "Well Capitalized"                                           34,902         6.00           34,890        6.00
  Excess over "Well Capitalized" requirements                        16,423         2.82           22,223        3.82

  Total Capital
---------------
  Actual                                                             64,630        11.11           64,418       11.08
  Minimum required to be "Adequately Capitalized"                    46,536         8.00           46,519        8.00
  Excess over minimum to be "Adequately Capitalized"                 18,094         3.11           17,899        3.08
  To be "Well Capitalized"                                           58,170        10.00           58,149       10.00
  Excess over "Well Capitalized" requirements                         6,460         1.11            6,269        1.08

TIER 1 CAPITAL TO TOTAL ASSETS (LEVERAGE):
  Actual                                                             51,325         5.90           57,113        6.57
  Minimum required to be "Adequately Capitalized"                    34,807         4.00           34,798        4.00
  Excess over minimum to be "Adequately Capitalized"                 16,518         1.90           22,315        2.57
  To be "Well Capitalized"                                           43,509         5.00           47,848        5.50
  Excess over "Well Capitalized" requirements                         7,816         0.90%           9,265        1.07

As of December 31, 1995:
RISK-BASED CAPITAL:
  Tier 1 Capital
----------------
  Actual                                                               N/A          N/A            47,940        9.17
  Minimum required to be "Adequately Capitalized"                      N/A          N/A            20,904        4.00
  Excess over minimum to be "Adequately Capitalized"                   N/A          N/A            27,036        5.17
  To be "Well Capitalized"                                             N/A          N/A            31,356        6.00
  Excess over "Well Capitalized" requirements                          N/A          N/A            16,584        3.17

  Total Capital
---------------
  Actual                                                               N/A          N/A            53,833       10.30
  Minimum required to be "Adequately Capitalized"                      N/A          N/A            41,809        8.00
  Excess over minimum to be "Adequately Capitalized"                   N/A          N/A            12,024        2.30
  To be "Well Capitalized"                                             N/A          N/A            52,260       10.00
  Excess over "Well Capitalized" requirements                          N/A          N/A             1,573        0.30

TIER 1 CAPITAL TO TOTAL ASSETS (LEVERAGE):
  Actual                                                               N/A          N/A            47,940        6.00
  Minimum required to be "Adequately Capitalized"                      N/A          N/A            31,962        4.00
  Excess over minimum to be "Adequately Capitalized"                   N/A          N/A            15,978        2.00
  To be "Well Capitalized"                                             N/A          N/A            43,948        5.50
  Excess over "Well Capitalized" requirements                          N/A          N/A             3,992        0.50%



16. RELATED PARTY TRANSACTIONS

William R. Hough, a director and one of the two controlling shareholders, is President and the controlling shareholder of William R. Hough & Co., an NASD-member investment banking firm. In December 1996, the Company offered $6,000,000 of convertible subordinated debentures through a private placement on a "best efforts" basis exclusively through William R. Hough & Co. as "Sales Agent" for the Company. The sales agent agreement provided for the payment to William R. Hough & Co. of a fee of 1.50% for each $1,000 principal amount of debentures sold to directors of the Company or their spouses and 3% for each $1,000 of debentures sold to all others. The total amount of fees paid to William R. Hough & Company for the sale of the debentures was $162,000. In addition, the Company agreed to indemnify the sales agent against and contribute toward certain liabilities, including liabilities under the Securities Act, and to reimburse William R. Hough & Co. for certain expenses and legal fees related to the sale of the debentures of approximately $51,000.

In July 1996, William R. Hough & Co. began offering sales of insurance and mutual fund products and investment advisory services on the premises of the Company. The Company was paid a monthly fee of $300 for each banking office participating in the program plus a fee of 15% of the gross commissions earned from sales of non-insurance products. On January 1, 1997, this agreement was terminated and replaced with a new agreement where the Company will be paid 50% of the net profits earned from sales of investment products on the Company's premises.

In June 1995, in connection with a rights offering of the Company Common Stock conducted by the Company, William R. Hough & Co. participated as a soliciting dealer, and as such was entitled to receive solicitation fees in an amount equal to approximately $11,900. William R. Hough & Co. also participated in the selling group for the public offering of the Company Common Stock that took place in conjunction with the rights offering. In connection with the public offering, William R. Hough & Co. received approximately $18,000 in discounts and other fees.

In addition, WRH Mortgage, Inc., a related interest of William R. Hough, acted as the Company's agent in the purchase of two loan pools from the Resolution Trust Corporation on May 23, 1995 and was paid due diligence fees totaling $39,997. The Company also entered into an agreement with William R. Hough & Co. on August 15, 1995 to periodically purchase securities under agreement to repurchase at a rate based on the prevailing federal funds rate plus 1/8 of 1%.

Certain directors and executive officers of the Company and Bank, members of their immediate families, and entities with which such persons are associated are customers of the Bank. As such, they had transactions in the ordinary course of business with the Bank during 1996 and will have additional transactions in the future. All loans and commitments to lend included in those transactions were made in the ordinary course of business, upon substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with other persons and, in the opinion of management, have not involved more than the normal risk of collectibility or presented other unfavorable features.

17. BANK HOLDING COMPANY FINANCIAL STATEMENTS:

Condensed financial statements of the Company (Republic Bancshares, Inc.) are presented below. Amounts shown as investment in the wholly-owned subsidiary and equity in earnings of the subsidiary are eliminated in consolidation.

                           REPUBLIC BANCSHARES, INC.
                      PARENT-ONLY CONDENSED BALANCE SHEETS
                                 (IN THOUSANDS)

                                                                                          1996
                                                                                          ----
         ASSETS

            Cash                                                                       $      0
            Investment in wholly-owned subsidiary                                        60,111
            Prepaid issuance costs-subordinated debt                                        212
                                                                                       --------
                Total                                                                  $ 60,323
                                                                                       ========

         LIABILITIES

            Subordinated debt                                                          $  6,000
            Accrued interest on subordinated debt                                             4
                                                                                       --------
                Total liabilities                                                         6,004
                                                                                       --------

         STOCKHOLDERS' EQUITY

            Perpetual preferred convertible stock                                         1,500
            Common stock                                                                  8,367
            Capital surplus                                                              26,699
            Retained earnings                                                            17,849
            Unrealized losses on available-for-sale securities                              (96)
                                                                                       --------
                Total stockholders' equity                                               54,319
                                                                                       --------

                Total                                                                  $ 60,323
                                                                                       ========


                                      PARENT-ONLY CONDENSED STATEMENTS OF OPERATIONS
                                                      (IN THOUSANDS)
         INCOME                                                                           1996
                                                                                          ----
            Dividends from bank                                                        $    264
            Interest expense on subordinated debt                                            (5)
            Equity in undistributed net income
              of subsidiary                                                               3,525
                                                                                       --------
                Net Income                                                             $  3,784
                                                                                       ========


18.      MERGERS AND ACQUISITIONS

On December 19, 1996, the Company announced that an agreement had been reached for the acquisition of Firstate Financial, F.A. ("Firstate"), a thrift institution headquartered in Orlando, Florida, for a cash purchase price of $5,501,000. Firstate is not publicly traded. The agreement is subject to final approval by the Department, FDIC and FRB. At December 31, 1996, Firstate had total assets of $103,624,000 (unaudited) and total deposits of $84,842,000 (unaudited). Firstate currently maintains a branch office in downtown Orlando and an office in Winter Park, Florida. The acquisition will be accounted for using purchase accounting rules.

On March 10, 1997, the Company and F.F.O. Financial Group, Inc., St. Cloud, Florida ("FFO") announced their board of directors had executed a letter of intent for the combination of the two companies. FFO has 11 branch offices in Osceola, Orange and Brevard counties with total assets of $316,949,000 and total deposits of $286,927,000. Mr. William R. Hough, president of an investment banking firm in St. Petersburg, Florida, owns a controlling interest in both companies. Under the terms of the letter of intent, the Company will exchange shares of Company Common Stock for all of the 8,430,000 outstanding shares of FFO common stock at a ratio of 0.29 share of the Company for each share of FFO. In the event that the product of the exchange ratio and the average closing price of the Company Common Stock on each of the twenty consecutive trading days ending on the third business day preceding the effective date of the transaction is below $4.10, the exchange ratio will be adjusted for decreases in the price of the Company Common Stock price; however, in no event will the exchange ratio exceed 0.30. FFO has the right to terminate the agreement if the average of the Company's stock price is less than $13.50. Either party has the right to terminate the agreement if the merger does not occur by November 1, 1997. Outstanding options for FFO common stock will be converted into options for Company Common Stock on the same basis. The transaction will be accounted for as a corporate reorganization under which the controlling shareholder's interest in FFO will be carried forward at its historical cost while the minority interest in FFO will be recorded at fair value. The transaction is subject to completion of a definitive agreement, shareholder approval by the parties, approval by various regulatory authorities, receipt of opinion that the transaction qualifies as a tax-free reorganization, and receipt of fairness opinions by each companies' financial advisor.

The above financial information regarding Firstate and FFO was derived from unaudited financial statements at December 31, 1996.

                          REPUBLIC BANCSHARES, INC.
      CONSOLIDATED BALANCE SHEETS - MARCH 31, 1997 AND DECEMBER 31, 1996
                   (DOLLARS IN THOUSANDS, EXCEPT PAR VALUES)

                                                                                          MARCH 31,        December 31,
ASSETS                                                                                      1997               1996
                                                                                           ------             ------
                                                                                         (UNAUDITED)
Cash and due from banks                                                                  $  23,803          $  27,810
Interest bearing deposits in banks                                                               -                118
Investment securities:
  Held to maturity                                                                               -                  -
  Available for sale                                                                        42,709             74,397
Mortgage-backed securities:
  Held to maturity                                                                               -                  -
  Available for sale                                                                        20,489             20,592
FHLB stock                                                                                   5,081              4,830
Federal funds sold                                                                          41,000              8,000
Loans held for sale                                                                         40,201             36,590
Loans, net of allowance for loan losses  (Notes 2 and 3)                                   694,784            693,270
Premises and equipment, net                                                                 20,015             19,715
Other real estate owned, acquired through foreclosure, net                                   7,250              7,363
Other assets                                                                                16,761             15,183
                                                                                         ---------          ---------
       Total assets                                                                      $ 912,093          $ 907,868
                                                                                         =========          =========

LIABILITIES AND STOCKHOLDERS' EQUITY

Liabilities:
  Deposits-
     Noninterest-bearing checking                                                        $  49,066          $  50,060
     Interest checking                                                                      89,895             87,639
     Money market                                                                           32,017             32,665
     Savings                                                                               251,345            245,951
     Time deposits                                                                         406,737            411,665
                                                                                         ---------          ---------
       Total deposits                                                                    $ 829,060          $ 827,980

  Securities sold under agreements to repurchase                                            16,160             15,372
  Subordinated debt (6% rate, matures December 1, 2011)                                      6,000              6,000
  Other liabilities                                                                          5,294              4,197
                                                                                         ---------          ---------
       Total liabilities                                                                 $ 856,514          $ 853,549
                                                                                         ---------          ---------

Stockholders' equity:
  Noncumulative perpetual preferred convertible stock ($20.00 par,
   100,000 shares authorized, 75,000 shares issued and outstanding.
    Liquidation preference $6,600 at March 31, 1997 and December 31, 1996.)                  1,500              1,500
  Common stock ($2.00 par, 20,000,000 shares authorized and 4,183,507
      shares issued and outstanding at March 31, 1997 and December 31, 1996)                 8,367              8,367
  Capital surplus                                                                           26,699             26,699
  Retained earnings                                                                         19,386             17,849
  Net unrealized gains (losses) on available-for-sale securities, net of tax effect           (373)               (96)
                                                                                         ---------          ---------
             Total stockholders' equity                                                     55,579             54,319
                                                                                         ---------          ---------
             Total liabilities and stockholders' equity                                  $ 912,093          $ 907,868
                                                                                         =========          =========


  The accompanying notes are an integral part of these consolidated balance sheets.

                          REPUBLIC BANCSHARES, INC.
                    CONSOLIDATED STATEMENTS OF OPERATIONS
                (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)

                                                                         For the Three Months Ended March 31,
                                                                         ------------------------------------
                                                                              1997                  1996
                                                                              ----                  ----
                                                                                       (unaudited)
INTEREST INCOME:
  Interest and fees on loans                                              $   16,506             $   14,778
  Interest on investment securities                                              486                    428
  Interest on mortgage-backed securities                                         306                    291
  Interest on federal funds sold                                                 685                    297
  Interest on other investments                                                   87                     68
                                                                          ----------             ----------
     Total interest income                                                    18,070                 15,862
                                                                          ----------             ----------

INTEREST EXPENSE:
  Interest on deposits                                                         8,662                  7,879
  Interest on subordinated debt                                                  108                      -
  Interest on other borrowings                                                   199                     48
                                                                          ----------             ----------
     Total interest expense                                                    8,969                  7,927
                                                                          ----------             ----------
     Net interest income                                                       9,101                  7,935

PROVISION FOR LOAN LOSSES                                                      1,138                    450
                                                                          ----------             ----------
     Net interest income after
     provision for possible loan losses                                        7,963                  7,485
                                                                          ----------             ----------

NONINTEREST INCOME:
  Service charges on deposit accounts                                            438                    376
  Loan fee income                                                                125                    125
  Income from mortgage banking activities                                        898                      -
  Gain (loss) on sale of loans, net                                            1,188                    (11)
  Gain on sale of securities, net                                                 42                      4
  Other operating income                                                         433                    184
                                                                          ----------             ----------
     Total noninterest income                                                  3,124                    678

NONINTEREST EXPENSES:
  General and administrative ("G&A") expenses                                  8,240                  5,956
  Provision for losses on ORE                                                    170                    180
  Other ORE (income) expense                                                     (13)                     1
  Amortization of premium on deposits                                            123                    123
                                                                          ----------             ----------

     Total noninterest expenses                                           $    8,520             $    6,260
                                                                          ----------             ----------

Income (loss) before income taxes                                              2,567                  1,903
Income tax provision                                                             964                    699
                                                                          ----------             ----------
NET INCOME                                                                $    1,603             $    1,204
                                                                          ==========             ==========

PER SHARE DATA:
  Net income per common and common
  equivalent share                                                        $      .32             $      .24
                                                                          ==========             ==========
  Weighted average common and common
  equivalent shares outstanding                                           $4,980,167             $4,953,119
                                                                          ==========             ==========


The accompanying notes are an integral part of these consolidated statements.

                          REPUBLIC BANCSHARES, INC.
               CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
                   FOR THE YEAR ENDED DECEMBER 31, 1996 AND
                    THE THREE MONTHS ENDED MARCH 31, 1997
                             (DOLLARS IN THOUSANDS)



                                 Perpetual Preferred                                                     Net Unrealized
                                  Convertible Stock              Common Stock                             Gains (Losses)
                                 -------------------          ------------------                          on Available
                                 Shares                       Shares                 Capital    Retained     for Sale
                                 Issued       Amount          Issued     Amount      Surplus    Earnings   Securities    Total
                                 ------       ------          ------     ------      -------    --------   ----------    -----

BALANCE, DECEMBER 31, 1995        75,000      $1,500      4,183,507      $8,367     $26,699      $14,329        $   8    $50,903

 Net income for the twelve
  months ended December 31,
  1996                                 -           -              -           -           -        3,784            -      3,784


 Net unrealized losses on
  available-for-sale securities        -           -              -           -           -            -         (104)      (104)


 Dividends on preferred
  stock                                -           -              -           -           -         (264)           -       (264)
                                 -------      ------     ----------      ------     -------      -------        -----    -------


BALANCE, DECEMBER 31, 1996        75,000       1,500      4,183,507       8,367      26,699       17,849          (96)    54,319


 Net income for the three
  months ended March 31,
  1997                                 -           -              -           -           -        1,603            -      1,603


 Net unrealized losses on
  available-for-sale securities        -           -              -           -           -            -         (277)      (277)


 Dividends on preferred
  stock                                -           -              -           -           -          (66)           -        (66)
                                 -------      ------     ----------      ------     -------      -------        -----    -------

BALANCE, MARCH 31, 1997           75,000      $1,500     $4,183,507      $8,367     $26,699      $19,386        $(373)   $55,579
                                 =======      ======     ==========      ======     =======      =======        =====    =======



 The accompanying notes are an integral part of these consolidated statements

                          REPUBLIC BANCSHARES, INC.
                    CONSOLIDATED STATEMENTS OF CASH FLOWS
                            (DOLLARS IN THOUSANDS)

                                                                                        For the Three Months Ended March 31,
                                                                                               1997               1996
                                                                                               ----               ----
                                                                                           (unaudited)        (unaudited)

OPERATING ACTIVITIES:
Net income                                                                                   $  1,603          $  1,204
Reconciliation of net income to net cash provided by (used in):
  Provision for losses on loans and ORE                                                         1,308               450
  Depreciation and amortization, net                                                             (259)              (66)
  Amortization of premium and accretion of fair value                                             289               131
  (Gain) loss on sale of loans                                                                 (2,086)               11
  (Gain) on sale of investment securities                                                         (42)               (4)
  (Gain) loss on sale of ORE                                                                     (108)               10
  Capitalization of mortgage servicing                                                           (839)               15
  Net increase in deferred tax benefit                                                           (897)             (114)
  Gain on disposal of premises & equipment                                                         (1)                -
  Net (increase) decrease in other assets                                                        (205)           (4,963)
  Net increase (decrease) in other liabilities                                                  1,098              (649)
                                                                                             --------          --------
     Net cash provided by (used in) operating activities                                         (139)           (3,975)
                                                                                             --------          --------

INVESTING ACTIVITIES:
  Net (increase) decrease in interest bearing deposits in banks                                   118                (9)
  Proceeds from sales & maturities of:
    Investment securities held to maturity                                                          -             7,000
    Investment securities available for sale                                                   68,447            25,006
  Purchase of securities available for sale                                                   (36,815)          (18,030)
  Principal repayment on mortgage backed securities                                                93               749
  Purchase of FHLB stock                                                                         (251)           (1,290)
  Net increase in loans                                                                        (4,431)          (10,160)
  Purchase of premises and equipment                                                             (696)             (206)
  Proceeds from sale of ORE                                                                       844               439
  (Investments) disposals in other real estate owned (net)                                         21                 -
                                                                                             --------          --------
     Net cash provided by (used in) investing activities                                       27,330             3,499
                                                                                             --------          --------

FINANCING ACTIVITIES:
  Net increase (decrease) in deposits                                                           1,081            (1,022)
  Net increase (decrease) in repurchase agreements                                                787             1,344
  Dividends on perpetual preferred stock                                                          (66)              (66)
                                                                                             --------          --------
     Net cash provided by (used in) financing activities                                        1,802               256
                                                                                             --------          --------

Net increase (decrease) in cash and
  cash equivalents                                                                             28,993              (220)
Cash and cash equivalents, beginning of period                                                 35,810            34,427
                                                                                             --------          --------
Cash and cash equivalents, end of period                                                     $ 64,803          $ 34,207
                                                                                             ========          ========

SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION
     Cash paid during the period for-
        Interest                                                                             $  8,607          $  6,868
        Income taxes                                                                              531               865


 The accompanying notes are an integral part of these consolidated statements

                          REPUBLIC BANCSHARES, INC.
                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                MARCH 31, 1997



1.    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:


Basis of Presentation and Organization

Republic Bancshares, Inc. (the "Company") is a bank holding company organized in March 1996 under the laws of the State of Florida and is the holding company for Republic Bank (the "Bank"). In connection with the reorganization which resulted in the Company becoming the holding company for the Bank, the Company became the owner of all of the outstanding capital stock of the Bank. The Company does not currently conduct any activities other than its ownership and operation of the Bank.

The Bank is a state-chartered, federally-insured commercial bank organized in 1972 and providing a full range of retail and commercial banking products and related financial services. The Bank's headquarters are in St. Petersburg, Florida. Its principal business is attracting checking, savings and time deposits from the public and general business customers and using these deposits to originate residential mortgages, commercial real estate mortgages, business loans, and consumer loans. The Bank opened an office in Spring Hill, Florida, in January 1997 bringing the total to 33 branch banking offices located in Hernando, Pasco, Pinellas, Manatee and Sarasota counties. There are also eight residential and two commercial loan production offices in Florida and one residential loan production office in Boston, Massachusetts. The Bank is the largest independent financial institution headquartered on the west coast of Florida.

The FASB has issued SFAS No. 125, "Accounting for Transfers and Servicing of Financial Assets and Extinguishment of Liabilities", which is effective for the Bank's fiscal year beginning January 1, 1997. SFAS 125 provides standards for distinguishing transfers of financial assets that are sales from transfers that are secured borrowings. The impact of the adoption of SFAS 125 upon the results of operations of the Company was not material.


In February 1997, the FASB issued SFAS No. 128, "Earnings per Share", which is effective for the Company's fourth quarter and year ended December 31, 1997. Early application is not permitted and after the effective date, prior period earnings per share presented must be restated. SFAS No. 128 establishes new standards for computing and presenting EPS. Specifically, SFAS No. 128 replaces the presentation of primary earnings per share with basic earnings per share, requires dual presentation for companies with complex capital structures of basic and diluted earnings per share and requires a reconciliation of the numerator and denominator of the basic earnings per share computation to those of the diluted earnings per share computation. Management has not determined the effect of the adoption of SFAS No. 128 on the Company's financial statements, but does not expect it to be material.

These consolidated financial statements should be read in conjunction with the financial statements and the notes thereto included in the Company's Annual Report for the year ended December 31, 1996, filed with the Securities and Exchange Commission ("SEC") on Form 10-K. The results of the three months ended March 31, 1997 are not necessarily indicative of the results to be expected for the fiscal year ending December 31, 1997.

2.    LOANS AND LOANS HELD FOR SALE:

Loans at March 31, 1997 and December 31, 1996, are summarized as follows (in thousands):

                                                                             March 31,                     December 31,
                                                                               1997                           1996
                                                                              ------                         ------
   Real estate mortgage loans:
      One-to-four family residential                                         $372,498                       $383,015
      Multifamily residential                                                  67,531                         68,337
      Commercial real estate                                                  192,509                        182,298
      Construction/land development                                            29,812                         27,050
   Commercial loans                                                            33,126                         34,427
   Consumer loans                                                              11,747                          9,983
   Other loans                                                                  1,069                          1,294
                                                                             --------                       --------
      Total gross portfolio loans                                             708,292                        706,404
   Less-allowance for loan losses                                              13,508                         13,134
                                                                             --------                       --------
      Total loans held for portfolio                                          694,784                        693,270
   Loans held for sale                                                         40,201                         36,590
                                                                             --------                       --------
      Total loans                                                            $734,985                       $729,860
                                                                             ========                       ========

As of March 31, 1997 and December 31, 1996 loans available for sale, primarily one-to-four family residential mortgages, had weighted average interest rates of 9.05% and 8.72%, respectively. Mortgage loans serviced for others as of March 31, 1997 and December 31, 1996 were $141,980,000 and $120,711,000, respectively.

3.    ALLOWANCES FOR LOSSES:

Allowance for Loan Losses:

The allowance for loan losses provides for risks of losses inherent in the credit extension process. Losses are charged to the allowance for loan losses and recoveries are credited to the allowance. The Company's allowance is an amount that management believes will be adequate to absorb possible losses on existing loans that may become uncollectible, based on evaluations of the collectibility of loans and prior loan loss experience. The evaluations take into consideration such factors as changes in the nature and volume of the loan portfolio, overall portfolio quality, review of specific problem loans, and current economic conditions that may affect the borrower's ability to pay. The evaluations are periodically reviewed and adjustments are recorded in the period in which changes become known.

    As part of the risk assessment for purchased loans, management has allocated a portion of the discount on such loan purchases to the allowance for loan losses in amounts consistent with the Company's loan loss policy guidelines. Amounts added to the allowance for loan losses resulting from discount allocation are available to absorb potential losses only for those purchased loans and are not available for losses from other loan portfolios. To the extent that losses in certain pools or portfolios of loans exceed the allowance for loan losses and any remaining unamortized loan discount allocated to such pool or portfolio, or available as a general allowance, the Company would have to recognize a loss to the extent of such shortfall in the then current period. During the first quarter of 1997, management sold $6,005,000 of loans purchased and transferred $642,000 of the amount originally allocated to the allowance for purchased loans into the allocation for originated loans. After this transfer was completed and taking into consideration loan loss provisions, charge-offs and recoveries for the first quarter of 1997 the allowance for loan losses was comprised of $7,089,000 allocated to originated loans and $6,419,000 allocated to the various pools of purchased loans.
    Additionally, as of March 31, 1997, the balance of loan discounts available to absorb losses on pools or portfolios of purchased loans exceeding amounts transferred to the allowance amounted to $4,119,000. Loans on which interest was not being accrued totaled $16,191,000 and $15,351,000 at March 31, 1997 and December 31, 1996, respectively. Loans past due 90 days or more and still accruing interest at March 31, 1997 and December 31, 1996, totaled $122,000 and $113,000, respectively.

Changes in the allowance for loan losses were as follows (in thousands):

                                                                               For the Three Months Ended March 31,
                                                                              1997                           1996
                                                                              ----                           ----
Balance, beginning of period                                                $13,134                        $14,910
   Provision for loan losses                                                  1,138                            450
   Allowance for loan losses
    on purchased loans transferred
    to discount (includes amounts
    taken to income on loans sold)                                             (642)                           (30)
   Loans charged off                                                           (188)                          (649)
   Recoveries of loans charged off                                               66                             65
                                                                            -------                        -------
Balance, end of period                                                      $13,508                        $14,746
                                                                            =======                        =======

Allowance for Losses on Other Real Estate ("ORE"):

The Company recognizes any estimated potential decline in the value of ORE between appraisal dates through periodic additions to the allowance for losses on ORE. Writedowns charged against this allowance are taken if the related real estate is sold at a loss. For the three months ended March 31, 1997, the Company had recorded a provision expense for losses on ORE of $170,000. Included in the ORE balance is a tract of land carried at $3,200,000 acquired through foreclosure in 1988 that has partially been developed as a shopping center site. Federal law and regulations require the Company to dispose of this tract by December 31, 1997.

2.    SUBSEQUENT EVENT

Effective April 21, 1997, the Company acquired all of the outstanding common stock of EHL Holdings, Inc., the privately- held parent company of First Financial, F.A., a thrift headquartered in Orlando, Florida with total assets at acquisition of $71,147,000. The thrift subsidiary of EHL Holdings, Inc. was simultaneously merged into the Bank. The purchase price paid was a cash amount of $5,501,000 and goodwill of $1,366,000 was recorded. That goodwill will be amortized over a period of 48 months.

                          REPUBLIC BANCSHARES, INC.
                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                MARCH 31, 1997



1.    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:


Basis of Presentation and Organization

Republic Bancshares, Inc. (the "Company") is a bank holding company organized in March 1996 under the laws of the State of Florida and is the holding company for Republic Bank (the "Bank"). In connection with the reorganization which resulted in the Company becoming the holding company for the Bank, the Company became the owner of all of the outstanding capital stock of the Bank. The Company does not currently conduct any activities other than its ownership and operation of the Bank.

The Bank is a state-chartered, federally-insured commercial bank organized in 1972 and providing a full range of retail and commercial banking products and related financial services. The Bank's headquarters are in St. Petersburg, Florida. Its principal business is attracting checking, savings and time deposits from the public and general business customers and using these deposits to originate residential mortgages, commercial real estate mortgages, business loans, and consumer loans. The Bank opened an office in Spring Hill, Florida, in January 1997 bringing the total to 33 branch banking offices located in Hernando, Pasco, Pinellas, Manatee and Sarasota counties. There are also eight residential and two commercial loan production offices in Florida and one residential loan production office in Boston, Massachusetts. The Bank is the largest independent financial institution headquartered on the west coast of Florida.

The FASB has issued SFAS No. 125, "Accounting for Transfers and Servicing of Financial Assets and Extinguishment of Liabilities", which is effective for the Bank's fiscal year beginning January 1, 1997. SFAS 125 provides standards for distinguishing transfers of financial assets that are sales from transfers that are secured borrowings. The impact of the adoption of SFAS 125 upon the results of operations of the Company was not material.


In February 1997, the FASB issued SFAS No. 128, "Earnings per Share", which is effective for the Company's fourth quarter and year ended December 31, 1997. Early application is not permitted and after the effective date, prior period earnings per share presented must be restated. SFAS No. 128 establishes new standards for computing and presenting EPS. Specifically, SFAS No. 128 replaces the presentation of primary earnings per share with basic earnings per share, requires dual presentation for companies with complex capital structures of basic and diluted earnings per share and requires a reconciliation of the numerator and denominator of the basic earnings per share computation to those of the diluted earnings per share computation. Management has not determined the effect of the adoption of SFAS No. 128 on the Company's financial statements, but does not expect it to be material.

These consolidated financial statements should be read in conjunction with the financial statements and the notes thereto included in the Company's Annual Report for the year ended December 31, 1996, filed with the Securities and Exchange Commission ("SEC") on Form 10-K. The results of the three months ended March 31, 1997 are not necessarily indicative of the results to be expected for the fiscal year ending December 31, 1997.

2.    LOANS AND LOANS HELD FOR SALE:

Loans at March 31, 1997 and December 31, 1996, are summarized as follows (in thousands):

                                                                             March 31,                     December 31,
                                                                               1997                           1996
                                                                              ------                         ------
   Real estate mortgage loans:
      One-to-four family residential                                         $372,498                       $383,015
      Multifamily residential                                                  67,531                         68,337
      Commercial real estate                                                  192,509                        182,298
      Construction/land development                                            29,812                         27,050
   Commercial loans                                                            33,126                         34,427
   Consumer loans                                                              11,747                          9,983
   Other loans                                                                  1,069                          1,294
                                                                             --------                       --------
      Total gross portfolio loans                                             708,292                        706,404
   Less-allowance for loan losses                                              13,508                         13,134
                                                                             --------                       --------
      Total loans held for portfolio                                          694,784                        693,270
   Loans held for sale                                                         40,201                         36,590
                                                                             --------                       --------
      Total loans                                                            $734,985                       $729,860
                                                                             ========                       ========

As of March 31, 1997 and December 31, 1996 loans available for sale, primarily one-to-four family residential mortgages, had weighted average interest rates of 9.05% and 8.72%, respectively. Mortgage loans serviced for others as of March 31, 1997 and December 31, 1996 were $141,980,000 and $120,711,000, respectively.

3.    ALLOWANCES FOR LOSSES:

Allowance for Loan Losses:

The allowance for loan losses provides for risks of losses inherent in the credit extension process. Losses are charged to the allowance for loan losses and recoveries are credited to the allowance. The Company's allowance is an amount that management believes will be adequate to absorb possible losses on existing loans that may become uncollectible, based on evaluations of the collectibility of loans and prior loan loss experience. The evaluations take into consideration such factors as changes in the nature and volume of the loan portfolio, overall portfolio quality, review of specific problem loans, and current economic conditions that may affect the borrower's ability to pay. The evaluations are periodically reviewed and adjustments are recorded in the period in which changes become known.

    As part of the risk assessment for purchased loans, management has allocated a portion of the discount on such loan purchases to the allowance for loan losses in amounts consistent with the Company's loan loss policy guidelines. Amounts added to the allowance for loan losses resulting from discount allocation are available to absorb potential losses only for those purchased loans and are not available for losses from other loan portfolios. To the extent that losses in certain pools or portfolios of loans exceed the allowance for loan losses and any remaining unamortized loan discount allocated to such pool or portfolio, or available as a general allowance, the Company would have to recognize a loss to the extent of such shortfall in the then current period. During the first quarter of 1997, management sold $6,005,000 of loans purchased and transferred $642,000 of the amount originally allocated to the allowance for purchased loans into the allocation for originated loans. After this transfer was completed and taking into consideration loan loss provisions, charge-offs and recoveries for the first quarter of 1997 the allowance for loan losses was comprised of $7,089,000 allocated to originated loans and $6,419,000 allocated to the various pools of purchased loans.
    Additionally, as of March 31, 1997, the balance of loan discounts available to absorb losses on pools or portfolios of purchased loans exceeding amounts transferred to the allowance amounted to $4,119,000. Loans on which interest was not being accrued totaled $16,191,000 and $15,351,000 at March 31, 1997 and December 31, 1996, respectively. Loans past due 90 days or more and still accruing interest at March 31, 1997 and December 31, 1996, totaled $122,000 and $113,000, respectively.

Changes in the allowance for loan losses were as follows (in thousands):

                                                                               For the Three Months Ended March 31,
                                                                              1997                           1996
                                                                              ----                           ----
Balance, beginning of period                                                $13,134                        $14,910
   Provision for loan losses                                                  1,138                            450
   Allowance for loan losses
    on purchased loans transferred
    to discount (includes amounts
    taken to income on loans sold)                                             (642)                           (30)
   Loans charged off                                                           (188)                          (649)
   Recoveries of loans charged off                                               66                             65
                                                                            -------                        -------
Balance, end of period                                                      $13,508                        $14,746
                                                                            =======                        =======

Allowance for Losses on Other Real Estate ("ORE"):

The Company recognizes any estimated potential decline in the value of ORE between appraisal dates through periodic additions to the allowance for losses on ORE. Writedowns charged against this allowance are taken if the related real estate is sold at a loss. For the three months ended March 31, 1997, the Company had recorded a provision expense for losses on ORE of $170,000. Included in the ORE balance is a tract of land carried at $3,200,000 acquired through foreclosure in 1988 that has partially been developed as a shopping center site. Federal law and regulations require the Company to dispose of this tract by December 31, 1997.

2.    SUBSEQUENT EVENT

Effective April 21, 1997, the Company acquired all of the outstanding common stock of EHL Holdings, Inc., the privately- held parent company of First Financial, F.A., a thrift headquartered in Orlando, Florida with total assets at acquisition of $71,147,000. The thrift subsidiary of EHL Holdings, Inc. was simultaneously merged into the Bank. The purchase price paid was a cash amount of $5,501,000 and goodwill of $1,366,000 was recorded. That goodwill will be amortized over a period of 48 months.

ITEM 2. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Selected Consolidated Financial Data

The following selected consolidated operating data, per share data, balance sheet data and selected financial ratios as of and for each of the preceding eight consecutive quarters are derived from unaudited consolidated financial statements. Financial data for those interim periods include all adjustments, consisting of normal accruals, that the Company's management considers necessary for a fair presentation of the Company's financial condition and results of operations for such interim periods.

                          INDEPENDENT AUDITORS' REPORT



The Board of Directors
F.F.O. Financial Group, Inc.
St. Cloud, Florida:

         We have audited the accompanying consolidated balance sheets of F.F.O. Financial Group, Inc. and Subsidiaries (the "Company") as of December 31, 1996 and 1995 and the related consolidated statements of income, stockholders' equity and cash flows for each of the years in the three-year period ended December 31, 1996. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

         We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

         In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 1996 and 1995 and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 1996 in conformity with generally accepted accounting principles.





HACKER, JOHNSON, COHEN & GRIEB
Orlando, Florida
February 11, 1997, except for Note 21,
as to which the date is March 11, 1997

                          F.F.O. FINANCIAL GROUP, INC.

                          CONSOLIDATED BALANCE SHEETS
                (DOLLARS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)


                                                                                    AT DECEMBER 31,
                                                                               ------------------------
                                                                                    1996      1995
                                                                                    ----      ----
        ASSETS
Cash and due from banks                                                        $   6,300        6,989
Interest-bearing deposits with banks                                              11,665        2,768
Federal funds sold                                                                  --            669
                                                                               ---------      -------

                 Cash and cash equivalents                                        17,965       10,426

Trading securities                                                                 9,580       23,076
Securities available for sale                                                     41,445       49,832
Securities held to maturity, at cost                                              15,343       17,636
Loans held for sale, net of unrealized losses of $150 in 1996                     10,462       22,765
Loans receivable, net of allowances for loan losses of
      $5,613 in 1996 and $5,138 in 1995                                          209,005      161,190
Accrued interest receivable                                                        1,710        1,821
Premises and equipment                                                             5,324        5,700
5,700 Restricted securities - Federal Home Loan Bank stock, at cost                2,378        2,514
Foreclosed real estate, net of allowances of $158 in 1996 and
      $1,124 in 1995                                                                 799        3,358
Deferred tax asset                                                                 1,490        2,249
Other assets                                                                       1,448          918
                                                                               ---------      -------

                 Total assets                                                  $ 316,949      301,485
                                                                               =========      =======

                 LIABILITIES AND STOCKHOLDERS' EQUITY

Liabilities:
      Demand deposits                                                             14,303       13,107
      Savings and NOW deposits                                                    57,981       63,682
      Time deposits                                                              214,643      172,147
                                                                               ---------      -------

                 Total deposits                                                  286,927      248,936

Accrued interest on deposits                                                         256          282
Due to bank                                                                          424        1,120
Advances from Federal Home Loan Bank                                               7,000       30,000
Advance payments by borrowers for taxes and insurance                                608          819
Other liabilities                                                                  1,454        1,548
                                                                               ---------      -------

                 Total liabilities                                               296,669      282,705
                                                                               ---------      -------

Commitments and Contingencies (Notes 6, 12, 13, 15 and 21)

Stockholders' Equity:
         Preferred stock, $.10 par value, 2,500,000 shares
                 authorized, none outstanding                                       --           --
         Common stock, $.10 par value, 20,000,000 shares authorized,
                 8,430,000 shares issued and outstanding                             843          843
         Additional paid-in capital                                               17,599       17,599
         Retained earnings                                                         1,844          244
         Net unrealized (depreciation) appreciation on securities
                 available for sale, net of tax of $4 in 1996
                 and $(56) in 1995                                                    (6)          94
                                                                               ---------      -------

                 Total stockholders' equity                                       20,280       18,780
                                                                               ---------      -------

                 Total liabilities and stockholders' equity                    $ 316,949      301,485
                                                                               =========      =======


See Notes to Consolidated Financial Statements.

                          F.F.O. FINANCIAL GROUP, INC.

                       CONSOLIDATED STATEMENTS OF INCOME
                (DOLLARS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)



                                                                                   YEAR ENDED DECEMBER 31,
                                                                        ---------------------------------------
                                                                              1996          1995            1994
                                                                              ----          ----            ----
Interest income:
         Loans receivable                                               $    16,712        15,357        13,752
         Securities available for sale                                        2,524         1,218         1,963
         Securities held to maturity                                          1,179         1,297           684
         Trading securities                                                   1,214         1,267          --
         Federal funds sold                                                      80           150           125
         Deposits with banks                                                    288           441           358
                                                                        -----------     ---------     ---------

                 Total interest income                                       21,997        19,730        16,882
                                                                        -----------     ---------     ---------

Interest expense:
         Deposits                                                            11,710         9,948         7,142
         Other borrowed funds                                                   313           163           411
                                                                        -----------     ---------     ---------

                 Total interest expense                                      12,023        10,111         7,553
                                                                        -----------     ---------     ---------
Net interest income                                                           9,974         9,619         9,329

Provision (credit) for loan losses                                              782           477        (1,403)
                                                                        -----------     ---------     ---------
         Net interest income after provision (credit)
                 for loan losses                                              9,192         9,142        10,732
                                                                        -----------     ---------     ---------
Noninterest income:
         Service charges on deposits                                          1,306         1,269         1,297
         Loan related fees and service charges                                  443           375           246
         Loan servicing fees                                                    279           367           409
         Net trading account (losses) profit                                   (196)          229           (76)
         Net realized gain on sales of available-for-sale securities             87            66          --
         Net gain on sale of loans                                              144            86
                                                                                                            131
         Unrealized loss on loans held for sale                                (150)         --            --
         Net gain on sale of premises and equipment                            --            --             277
         Other income                                                           474           210           203
                                                                        -----------     ---------     ---------
                 Total noninterest income                                     2,387         2,602         2,487
                                                                        -----------     ---------     ---------
Noninterest expenses:
         Salaries and employee benefits                                       4,192         4,043         3,802
         Occupancy expense                                                    1,925         1,814         1,755
         (Gain) loss on foreclosed real estate                               (1,818)          613         3,784
         Deposit insurance premium                                              657           646           645
         SAIF recapitalization assessment                                     1,466          --            --
         Marketing and advertising                                              381           299           298
         Data processing                                                        668           564           563
         Printing and office supplies                                           280           284           279
         Telephone expense                                                      255           271           272
         Other expense                                                        1,170           923         1,147
                                                                        -----------     ---------     ---------
                 Total noninterest expenses                                   9,176         9,457        12,545
                                                                        -----------     ---------     ---------
Income before income taxes                                                    2,403         2,287           674

Income tax expense                                                              803           641           234
                                                                        -----------     ---------     ---------

Net income                                                              $     1,600         1,646           440
                                                                        ===========     =========     =========

Net income per share of common stock                                    $       .19           .20           .06
                                                                        ===========     =========     =========

Weighted average number of shares outstanding                             8,430,000     8,430,000     7,354,658
                                                                        ===========     =========     =========



See Notes to Consolidated Financial Statements.

                          F.F.O. FINANCIAL GROUP, INC.

                CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
                  YEARS ENDED DECEMBER 31, 1996, 1995 AND 1994
                             (DOLLARS IN THOUSANDS)


                                                                                   NET
                                                                               UNREALIZED
                                                                             (DEPRECIATION)
                                                                              APPRECIATION
                                                                    RETAINED       ON
                                                         ADDITIONAL EARNINGS   SECURITIES      TOTAL
                                                COMMON    PAID-IN (ACCUMULATED  AVAILABLE  STOCKHOLDERS'
                                                 STOCK    CAPITAL    DEFICIT)   FOR SALE      EQUITY
                                                 -----    -------    --------    --------      ------
Balance at December 31, 1993                     $718     15,324     (1,842)     327           14,527

Proceeds from issuance of 1,250,000
     shares of common stock                       125      2,275       --       --              2,400

Net income for 1994                               --        --          440     --                440

Net change in unrealized (depreciation)
     appreciation on securities available
     for sale                                     --        --         --       (822)            (822)
                                                 ----     ------     ------     -----          ------

Balance at December 31, 1994                      843     17,599     (1,402)    (495)          16,545

Net income for 1995                               --        --        1,646     --              1,646

Net change in unrealized (depreciation)
     appreciation on securities available
     for sale                                     --        --         --        589              589
                                                 ----     ------     ------     -----          ------

Balance at December 31, 1995                      843     17,599        244       94           18,780

Net income for 1996                               --        --        1,600     --              1,600

Net change in unrealized (depreciation)
     appreciation on securities available
     for sale                                     --        --         --       (100)            (100)
                                                 ----     ------     ------     -----          ------

Balance at December 31, 1996                     $843     17,599      1,844       (6)          20,280
                                                 ====     ======      =====     =====          ======





See Notes to Consolidated Financial Statements.

                          F.F.O. FINANCIAL GROUP, INC.

                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                             (DOLLARS IN THOUSANDS)


                                                                              YEAR ENDED DECEMBER 31,
                                                                        ---------------------------------
                                                                          1996         1995        1994
                                                                        -------        ----        ----
Cash flows from operating activities:
     Net income                                                         $  1,600       1,646         440
     Adjustments to reconcile net income to
       net cash provided by (used in) operations:
         Provision (credit) for loan losses                                  782         477      (1,403)
         (Credit) provision for losses on foreclosed real estate          (1,500)        240       3,410
         Net amortization of premiums and discounts                          159        (210)       (115)
         Net gain on sale of premises and equipment                         --          --          (277)
         Net amortization of deferred loan fees                             (180)         52        (168)
         Depreciation of premises and equipment                              554         566         597
         Net gain on sale of foreclosed real estate                         (368)        (35)       (175)
         Net realized gain on sales of available-for-sale securities         (87)        (66)       --
         Net decrease (increase) in trading account securities            13,496     (16,106)     (6,970)
         Provision (benefit) for deferred income taxes                       819       1,012        (276)
         Proceeds from sales of loans held for sale                       25,745       8,924       9,858
         Originations of loans held for sale                             (13,448)    (23,673)     (6,311)
         Decrease (increase) in accrued interest receivable                  111        (356)       (143)
         Increase in other assets                                           (530)       (216)       (157)
         Gain on sale of loans                                              (144)        (86)       (131)
         Unrealized loss on loans held for sale                              150        --          --
         (Decrease) increase in accrued interest payable                     (26)        123           9
         (Decrease) increase in other liabilities and due to bank           (790)     (1,131)        997
                                                                        --------     -------      ------

              Net cash provided by (used in) operating activities         26,343     (28,839)       (815)
                                                                        --------     -------      ------

Cash flows from investing activities:
     Purchase of available-for-sale securities                           (47,400)    (35,104)    (19,868)
     Purchase of held-to-maturity securities                                --          --       (47,504)
     Proceeds from maturities of held-to-maturity securities                --        12,526      47,129
     Proceeds from sale of available-for-sale securities                  26,673       7,755        --
     Proceeds from maturities of available-for-sale securities            10,000        --          --
     Principal repayments on available-for-sale securities                18,832         746       1,916
     Principal repayments on held-to-maturity securities                   2,343       1,613        --
     Net (increase) decrease in loans receivable                         (45,860)    (10,512)      1,110
     Proceeds from sale of premises and equipment                           --          --           524
     Net purchases of premises and equipment                                (178)       (501)       (365)
     Proceeds from sale of foreclosed real estate                          2,001       7,389       4,123
     Payments capitalized to foreclosed real estate                         (131)        (43)         (7)
     Redemption (purchase) of Federal Home Loan Bank stock                   136        --           (31)
                                                                        --------     -------      ------

              Net cash used in investing activities                      (33,584)    (16,131)    (12,973)
                                                                        --------     -------      ------

                                                                    (continued)

                          F.F.O. FINANCIAL GROUP, INC.

                             (DOLLARS IN THOUSANDS)

                                                                             Year Ended December 31,
                                                                          1996         1995       1994
Cash flows from financing activities:
     Net decrease in demand, savings and NOW deposits                     (4,505)     (6,180)     (5,979)
     Net increase in time deposits                                        42,496      44,284       5,693
     (Repayments of) proceeds from Federal Home Loan Bank advances       (23,000)      8,600       1,400
     Net proceeds from issuance of common stock                             --          --         2,400
     Net (decrease) increase in advances by borrowers for taxes
         and insurance                                                      (211)        126        (109)
                                                                        --------      ------       -----

              Net cash provided by financing activities                   14,780      46,830       3,405
                                                                        --------      ------       -----

Net increase (decrease) in cash and cash equivalents                       7,539       1,860     (10,383)
Cash and cash equivalents at beginning of year                            10,426       8,566      18,949
                                                                        --------      ------       -----

Cash and cash equivalents at end of year                                $ 17,965      10,426       8,566
                                                                        ========      ======       =====

Supplemental disclosures of cash flow information:
     Cash paid during the year for:
         (Refunds received) income tax paid                             $   (134)        550         311
                                                                        ========      ======       =====

         Interest                                                       $ 12,049       9,957       7,544
                                                                        ========      ======       =====

     Noncash investing and financing activities:
         Transfers of loans to foreclosed real estate                   $    339       6,382       1,447
                                                                        ========      ======       =====
         Loans originated for the sale of foreclosed real estate        $  2,896       1,527       1,346
                                                                        ========      ======       =====





See Notes to Consolidated Financial Statements.

                          F.F.O. FINANCIAL GROUP, INC.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

              FOR THE YEARS ENDED DECEMBER 31, 1996, 1995 AND 1994


(1)  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     F.F.O. Financial Group, Inc. (the "Holding Company" or "F.F.O.") is the holding company for First Federal Savings and Loan Association of Osceola County (the "Association"). The Holding Company's operations are limited to ownership of the Association. The Association is a federally chartered savings and loan association which conducts business from its headquarters and main office in Kissimmee, Florida and ten branch offices located in Central Florida. The Association's deposits are insured by the Federal Deposit Insurance Corporation ("FDIC") up to applicable limits through the Savings Association Insurance Fund ("SAIF").

     PRINCIPLES OF CONSOLIDATION. The consolidated financial statements include the accounts of the Holding Company and its wholly-owned subsidiary, First Federal Savings and Loan Association of Osceola County, and the Association's wholly-owned subsidiary, Gulf American Financial Corporation. Gulf American Financial Corporation is currently inactive. All significant intercompany transactions and balances have been eliminated in consolidation.

     GENERAL. The accounting and reporting policies of F.F.O. Financial Group, Inc. and Subsidiaries (together, the "Company") conform to generally accepted accounting principles and to general practices within the thrift industry. The following summarizes the significant accounting policies of the Company:

     ESTIMATES. The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

     TRADING SECURITIES. Securities held principally for resale in the near term are classified as trading account securities and recorded at their fair values. Unrealized gains and losses on trading account securities are included immediately in noninterest income.

     SECURITIES HELD TO MATURITY. Securities for which the Company has the positive intent and ability to hold to maturity are reported at cost, adjusted for premiums and discounts that are recognized in interest income using the interest method over the period to maturity.

     SECURITIES AVAILABLE FOR SALE. Available-for-sale securities consist of securities not classified as trading securitie s nor as held-to-maturity securities.

                                                                     (continued)

                          F.F.O. FINANCIAL GROUP, INC.

(1) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, CONTINUED SECURITIES AVAILABLE FOR SALE, CONTINUED. Unrealized holding gains and losses, net of tax, on available-for-sale securities are reported as a separate component of stockholders' equity until realized.

     Gains and losses on the sale of available-for-sale securities are determined using the specific identification method.

     Premiums and discounts are recognized in interest income using the interest method over the period to maturity.

     LOANS HELD FOR SALE. Mortgage loans originated and intended for sale in the secondary market are carried at the lower of cost or estimated market value in the aggregate . Net unrealized losses are recognized through a valuation allowance by charges to income.

     LOANS RECEIVABLE. Loans receivable that management has the intent and ability to hold for the foreseeable future or until maturity or pay-off are reported at their outstanding principal balance adjusted for any charge-offs, the allowance for loan losses, and any deferred fees or costs on originated loans and unamortized premiums or discounts on purchased loans.

          Discounts and premiums on purchased real estate loans are amortized to income using the interest method over the remaining period to contractual maturity, adjusted for anticipated prepayments.

          Loan origination fees and certain direct origination costs are capitalized and recognized as an adjustment of the yield of the related loan.

          The accrual of interest on impaired loans is discontinued when, in management's opinion, the borrower may be unable to meet payments as they become due. When interest accrual is discontinued, all unpaid accrued interest is reversed. Interest income is subsequently recognized only to the extent cash payments are received.

          The allowance for loan losses is increased by charges to income and decreased by charge-offs (net of recoveries). Management's periodic evaluation of the adequacy of the allowance is based on the Company's past loan loss experience, known and inherent risks in the portfolio, adverse situations that may affect the borrower's ability to repay, the estimated value of any underlying collateral and current economic conditions.


                                                                     (continued)

                          F.F.O. FINANCIAL GROUP, INC.

(1)  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, CONTINUED
     FORECLOSED REAL ESTATE. Real estate properties acquired through, or in lieu of, loan foreclosure are to be sold and are initially recorded at fair value at the date of foreclosure establishing a new cost basis. After foreclosure, valuations are periodically performed by management and the real estate is carried at the lower of carrying amount or fair value less costs to sell. Revenue and expenses from operations and changes in the valuation allowance are included in the consolidated statements of income.

     INCOME TAXES. Deferred tax assets and liabilities are reflected at currently enacted income tax rates applicabl e to the period in which the deferred tax assets or liabiliti es are expected to be realized or settled. As changes in tax laws or rates are enacted, deferred tax assets and liabiliti es are adjusted through the provision for income taxes.

     PREMISES AND EQUIPMENT. Land is carried at cost. The Company's premises, furniture and equipment and leasehold improvements are carried at cost, less accumulated depreciation and amortization computed principally by the straight-line method.

     OFF-BALANCE SHEET INSTRUMENTS. In the ordinary course of business the Company has entered into off-balance-sheet financial instruments consisting of commitments to extend credit. Such financial instruments are recorded in the financial statements when they are funded or related fees are incurred or received.

     FAIR VALUES OF FINANCIAL INSTRUMENTS. The following methods and assumptions were used by the Company in estimating fair values of financial instruments:

          CASH AND CASH EQUIVALENTS. The carrying amounts of cash and short-term instruments approximate their fair value.

          TRADING SECURITIES. Fair values for trading account securities, which also are the amounts recognized in the consolidated balance sheets, are based on quoted market prices, where available. If quoted market prices are not available, fair values are based on quoted market prices of comparable instruments.

          AVAILABLE-FOR-SALE AND HELD-TO-MATURITY SECURITIES. Fair values for available-for-sale and held-to-maturity securities, excluding restricted equity securities, are based on quoted market prices.

          LOANS RECEIVABLE. For variable rate loans that reprice frequently and have no significant change in credit risk, fair values are based on carrying values. Fair values for certain fixed-rate mortgage (e.g. one-to-four family residential), commercial real estate and commercial loans are estimated using discounted cash flow analyses, using interest rates currently being offered for loans with similar terms to borrowers of similar credit quality.

          FEDERAL HOME LOAN BANK STOCK. Fair value of the Company's investment in FHLB stock is based on its redemption value, which is its cost of $100 per share.

                                                                     (continued)

                          F.F.O. FINANCIAL GROUP, INC.

(1)  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, CONTINUED

     FAIR VALUES OF FINANCIAL INSTRUMENTS, CONTINUED. DEPOSITS. The fair values disclosed for demand, NOW, money market and savings deposits are, by definition, equal to the amount payable on demand at the reporting date (that is, their carrying amounts). Fair values for fixed-rate certificates of deposit are estimated using a discounted cash flow calculation that applies interest rates currently being offered on certificates to a schedule of aggregated expected monthly maturities on time deposits.

          SHORT-TERM BORROWINGS. The carrying amounts of borrowings maturing within 90 days approximate their fair values. Fair values of other borrowings are estimated using discounted cash flow analysis based on the Company's current incremental borrowing rates for similar types of borrowing arrangements.

          ACCRUED INTEREST RECEIVABLE. The carrying amounts of accrued interest receivable approximate their fair values.

          OFF-BALANCE-SHEET INSTRUMENTS. Fair values for off-balance-sheet lending commitments are based on fees currently charged to enter into similar agreements, taking into account the remaining terms of the agreements and the counterparties' credit standing.

     NET INCOME PER SHARE. Net income per share of common stock has been computed on the basis of the weighted average number of shares of common stock outstanding.

     RECLASSIFICATIONS. Certain reclassifications have been made to the financial statements for 1994 and 1995 to conform to the presentat ions used in the financial statement s for 1996.

     FUTURE ACCOUNTING REQUIREMENTS. The Financial Accounting Standards Board
          (the "FASB") has issued Statement of Financial Accounting Standards No. 125 ("SFAS 125"). This Statement provides accounting and reporting standards for transfers and servicing of financial assets as well as extinguishments of liabilities. This Statement also provides consistent standards for distinguishing transfers of financial assets that are sales from transfers that are secured borrowings. SFAS 125 is effective for transfers and servicing of financial assets as well as extinguishments of liabilities occurring after December 31, 1996. Management does not anticipate SFAS 125 will have a material impact on the Company.



                                                                     (continued)

                          F.F.O. FINANCIAL GROUP, INC.

(2)  SECURITIES

     Securities have been classified in the consolidated balance sheets according to management's intent. The carrying amounts of securitie s and their approximate fair values at December 31, were as follows
          (in thousands ):


                                                                       GROSS        GROSS
                                                       AMORTIZED     UNREALIZED   UNREALIZED  FAIR
                                                         COST          GAINS        LOSSES    VALUE
                                                         ----          -----        ------    -----
    TRADING SECURITIES:
    DECEMBER 31, 1996:
         Agency notes and debentures                   $ 4,000           32         --         4,032
         Collateralized mortgage-backed obligations      5,554         --             (6)      5,548
                                                       -------          ---          ---      ------

                                                       $ 9,554           32           (6)      9,580
                                                       =======          ===          ---      ======

    DECEMBER 31, 1995:
         Agency notes and debentures                     9,359           42         --         9,401
         Collateralized mortgage-backed obligations     13,616           59         --        13,675
                                                       -------          ---          ---      ------

                                                       $22,975          101         --        23,076
                                                       =======          ===         ====      ======
    SECURITIES AVAILABLE FOR SALE:
    DECEMBER 31, 1996-
         Mortgage-backed securities                    $41,455          108         (118)     41,445
                                                       =======          ===         ====      ======

    DECEMBER 31, 1995:
         U.S. Treasury notes                             9,996           23         --        10,019
         Mortgage-backed securities                     39,686          127         --        39,813
                                                       -------          ---         ----      ------

                                                       $49,682          150         --        49,832
                                                       =======          ===        =====      ======
    SECURITIES HELD TO MATURITY:
    DECEMBER 31, 1996-
         Mortgage-backed securities                    $15,343          218          (47)     15,514
                                                       =======          ===        =====      ======

    DECEMBER 31, 1995-
         Mortgage-backed securities                    $17,636          204         --        17,840
                                                       =======          ===        =====      ======



     Gross realized gains and gross realized losses on sales of available-for-sale securities were $141,000 and $54,000, respectively in 1996 and $75,000 and $9,000, respectively in 1995. There were no sales of available-for-sale securities during the year ended December 31, 1994.

     Net unrealized holding gains on trading securities of $26,000, $101,000 and $76,000 were included in income during 1996, 1995 and 1994, respectively.

     The Board of Directors has authorized the Company to purchase and sell, from time to time, securities through third parties including through William R. Hough & Co. ("WRHC"), an investment banking firm headquartered in St. Petersburg, Florida. Mr. Hough (a director and principal shareholder of the Company) is Chairman and principal shareholder of WRHC. During the years ended December 31, 1996, 1995 and 1994, the Company purchased approximately $53.3 million, $69.5 million and $30.5 million of securities through WRHC, respectively. During the years ended December 31, 1996 and 1995, the Company sold approximately $46.0 million and $19.7 million of securities through WRHC, respectively. No securities were sold through WRHC in 1994. In connection with such transactions, the Company paid WRHC an aggregate of $118,000, $92,000 and $20,000 in commissions during the years ended December 31, 1996, 1995 and 1994, respectively.


                                                                     (continued)

                          F.F.O. FINANCIAL GROUP, INC.

(3) LOANS RECEIVABLE
    The components of loans in the consolidated balance sheets were as follows (in thousands):

                                                                                    AT DECEMBER 31,
                                                                               -----------------------
                                                                                  1996         1995
                                                                                  ----         ----
 Mortgage Loans:
     Conventional 1-4 family residential                                       $ 112,827       78,680
     FHA and VA single family residential                                         10,131       11,529
     Multifamily residential                                                      19,778       18,576
     Land                                                                          8,279        6,476
     Other nonresidential real estate                                             34,138       26,927
     Construction residential                                                     14,166       10,288
     Construction nonresidential                                                     990         --
                                                                               ---------      -------

         Total mortgage loans                                                    200,309      152,476
                                                                               ---------      -------

Other Loans:
     Deposit account loans                                                           957          868
     Credit card loans                                                               594        2,637
     Consumer loans                                                               20,537       13,717
     SBA loans                                                                     3,009        3,633
     Home improvement loans                                                           55           76
                                                                               ---------      -------

         Total other loans                                                        25,152       20,931
                                                                               ---------      -------
         Total loans                                                             225,461      173,407
                                                                               ---------      -------

Deduct:
     Undisbursed portion of loans in process                                     (10,824)      (6,880)
     Deferred net loan origination fees and discounts                                (19)        (199)
     Allowance for loan losses                                                    (5,613)      (5,138)
                                                                               ---------      -------

         Total deductions                                                        (16,456)     (12,217)
                                                                               ---------      -------

         Loans receivable, net                                                 $ 209,005      161,190
                                                                               =========      =======

                                                                    (continued)

                          F.F.O. FINANCIAL GROUP, INC.

(3) LOANS RECEIVABLE, CONTINUED
     An analysis of the change in the allowance for loan losses was as follows (in thousands):

                                                                                  Year Ended December 31,
                                                                        ----------------------------------------
                                                                           1996           1995          1994
                                                                           ----           ----          ----
Balance at January 1                                                    $     5,138         8,207         9,333

Loans charged-off, net of recoveries                                           (307)       (3,546)         (260)
Provision (credit) for loan losses                                              782           477        (1,403)
Reclassification due to adoption of SFAS 114 and 118                           --            --             537
                                                                        -----------         -----         -----

Balance at December 31                                                  $     5,613         5,138         8,207
                                                                        ===========         =====         =====

    The amounts of impaired loans, all of which were collateral-dependent, were as follows (in thousands):

                                                                                     December 31,
                                                                               ----------------------
                                                                                  1996          1995
                                                                               --------        ------
Loans identified as impaired:
    Gross loans with related allowances for losses recorded                    $   8,256        6,380
    Less:  Allowances on these loans                                              (1,766)      (1,537)
                                                                               ---------        -----

Net investment in impaired loans                                               $   6,490        4,843
                                                                               =========        =====

    The average net investment in impaired loans and interest income recognized and received on impaired loans were as follows (in thousands):

                                                                                Year Ended December 31,
                                                                        ---------------------------------------
                                                                          1996             1995           1994
                                                                          ----             ----           ----
Average investment in impaired loans                                    $  6,175           5,037        7,259
                                                                        ========           =====        =====

Interest income recognized on impaired loans                            $    521             337          307
                                                                        ========           =====        =====

Interest income received on impaired loans                              $    521             337          307
                                                                        ========           =====        =====


                                                                    (continued)

                          F.F.O. FINANCIAL GROUP, INC.

(3)  Loans Receivable, Continued
     Nonaccrual and renegotiated loans for which interest has been reduced totalled approximately $8.9 million, $7.6 million and $13.8 million at December 31, 1996, 1995 and 1994, respectively. Interest income that would have been recorded under the original terms of such loans and the interest income actually recognized are summarized below (in thousands):

                                                  YEAR ENDED DECEMBER 31,
                                                  -----------------------
                                                  1996     1995     1994
                                                  ----     ----     ----

Interest income that would have been recorded    $ 863      742      971
Interest income recognized                        (340)    (342)    (383)
                                                 -----      ---      ---
Interest income foregone                         $ 523      400      588
                                                 =====      ===      ===

     The Company is not committed to lend additional funds to debtors whose loans have been modified.

(4)  LOAN SERVICING

     Mortgage loans serviced for others are not included in the accompanying consolidated balance sheets. The unpaid principal balances of mortgage loans serviced for others was $103.6 million, $89.6 million and $101.2 million at December 31, 1996, 1995 and 1994, respectively.

     Custodial escrow balances maintained in connection with the foregoing loan servicing are included in advance payments by borrowers for taxes and insurance, and were approximately $494,000 and $498,000 at December 31, 1996 and 1995, respectively.

(5) FORECLOSED REAL ESTATE

     Activity in the allowance for losses on foreclosed real estate was as follows (in thousands):

                                                             Year Ended December 31,
                                                         -------------------------------
                                                           1996         1995       1994
                                                           ----         ----       ----
Balance at January 1                                     $ 1,124       2,873          62
(Credit) provision charged to operations                  (1,500)        240       3,410
Recoveries (charge-offs), net                                534      (1,989)        (62)

                                                             158       1,124       3,410

Reclassification due to adoption of SFAS 114 and 118        --          --          (537)
                                                         -------       -----       -----

Balance at December 31                                   $   158       1,124       2,873
                                                         =======       =====       =====

     Gain or loss on foreclosed real estate for the years ended December 31, 1996, 1995 and 1994 includes net expense of $50,000, $408,000 and
          $549,000, respectively, from operation of foreclosed real estate.




                                                                    (continued)

                          F.F.O. FINANCIAL GROUP, INC.

(6)   PREMISES AND EQUIPMENT
     Components of premises and equipment were as follows (in thousands):

                                                                 AT DECEMBER 31,
                                                              ------------------
                                                              1996          1995
                                                              ----          ----
Cost:
   Land                                                   $  1,298          1,298
   Premises and leasehold improvements                       5,154          5,207
   Furniture and equipment                                   5,263          5,772
                                                          --------         ------

            Total cost                                      11,715         12,277

   Less accumulated depreciation                            (6,391)        (6,577)
                                                          --------         ------
            Total                                         $  5,324          5,700
                                                          ========         ======

     At December 31, 1996, the Company was obligated under noncancelable operating leases for office space. Certain leases contain escalation clauses providing for increased rentals based primarily on increases in real estate taxes or in the average consumer price index. Net rent expense under operating leases, included in occupancy expense, was approximately $378,000, $363,000 and $341,000 for the years ended December 31, 1996, 1995 and 1994, respectively.

     At December 31, 1996, future minimum rental commitments under noncancellable leases were as follows (in thousands):

    YEAR ENDING
    DECEMBER 31,                                  AMOUNT
    ------------                                  ------
        1997                                    $   364
        1998                                        309
        1999                                        229
        2000                                         54
        2001                                         54
        Thereafter                                  126
                                                -------

        Total                                   $ 1,136
                                                =======

(7)  ACCRUED INTEREST RECEIVABLE
     Accrued interest receivable is summarized as follows (in thousands):

                         At December 31,
                        ------------------
                        1996          1995
                        ----          ----
Loans                   $1,279       1,164
Securities                 431         657

       Total            $1,710       1,821

                                                                    (continued)

                          F.F.O. FINANCIAL GROUP, INC.

(8)  DEPOSITS

     The aggregate amount of short-term jumbo certificates of deposit, each with a minimum denomination of $100,000, was approximately $13.2 million and $14.2 million at December 31, 1996 and 1995, respectively.

     At December 31, 1996, the scheduled maturities of certificates of deposit were as follows (in thousands):

     YEAR ENDING
     DECEMBER 31,                               AMOUNT
     ------------                               ------
      1997                                   $ 132,990
      1998                                      53,346
      1999                                      13,834
      2000                                      11,962
      2001 and thereafter                        2,511
                                             ---------
      Total                                  $ 214,643
                                             =========

(9)  ADVANCES FROM FEDERAL HOME LOAN BANK

     Maturities and interest rates of advances from the Federal Home Loan Bank of Atlanta ("FHLB") were as follows (dollars in thousands):

                YEAR ENDING             INTEREST            AT DECEMBER 31,
                DECEMBER 31,              RATE           1996            1995
                ------------              ----           ----            ----
                   1996                   5.85%         $     -          30,000
                   1997                   6.95%           7,000            -
                                                        -------          ------
                   Total                                $ 7,000          30,000
                                                        =======          ======

     At December 31, 1996, the Association was required by its collateral agreement with the FHLB to maintain qualifying first mortgage loans in an amount equal to at least 150% of the FHLB advances outstanding at December 31, 1996 as collateral. The Association's FHLB stock is also pledged as collateral for such advances. The FHLB advances outstanding at December 31, 1995 were collateralized by certain securities with a book value of $32.2 million and a market value of $32.6 million as allowed by the Association's collateral agreement with the FHLB. The Association's FHLB stock was also pledged as collateral for those advances while outstanding.


                                                                    (continued)

                          F.F.O. FINANCIAL GROUP, INC.

(10)  INCOME TAXES
      The provision (credit) for income taxes is summarized as follows (in thousands):

                                 CURRENT   DEFERRED  TOTAL
                                 -------   --------  -----
YEAR ENDED DECEMBER 31, 1996:
      Federal                    $ (16)       695     679
      State                       --          124     124
                                 -----      -----     ---

            Total                $ (16)       819     803
                                 =====      =====     ===
YEAR ENDED DECEMBER 31, 1995:
      Federal                     (371)       864     493
      State                       --          148     148
                                 -----      -----     ---

            Total                $(371)     1,012     641
                                 =====      =====     ===

YEAR ENDED DECEMBER 31, 1994:
      Federal                      435       (236)    199
      State                         75        (40)     35
                                 -----      -----     ---

            Total                $ 510       (276)    234
                                 =====      =====     ===

     The effective tax rate on income before income taxes differs from the U.S. statutory rate of 34%. The following summary reconciles taxes at the U.S. statutory rate with the effective rates (dollars in thousands):

                                           YEAR ENDED DECEMBER 31,
                               ---------------------------------------------------------
                                    1996                  1995              1994
                               --------------      ----------------  -------------------
                               Amount      %       Amount      %      Amount       %
                               ------      -       ------      -      ------      ---
Taxes on income at U.S.
    statutory rate             $ 817      34.0%    $ 777      34.0%    $ 229      34.0%
State income taxes, net of
    federal tax benefit           87       3.6        82       3.6        24       3.6
Recomputed bad-debt reserve     --        --        (178)     (7.8)     --        --
Other - net                     (101)     (4.2)      (40)     (1.8)      (19)     (2.8)
                               -----      -----    ------     -----    -----      -----
Taxes on income at
    effective rates            $ 803      33.4%    $ 641      28.0%    $ 234      34.7%
                               =====      =====    ======     =====    =====      =====



                                                                    (continued)

                          F.F.O. FINANCIAL GROUP, INC.

(10) INCOME TAXES, CONTINUED
     The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and liabilities related to the following (in thousands):


                                                                             AT DECEMBER 31,
                                                                             ---------------
                                                                             1996      1995
                                                                             ----      ----
Deferred tax assets:
       Allowance for loan losses                                           $1,454     1,516
       Allowance for losses on foreclosed real estate                          59       423
       Accrued pension expense                                               --         141
       Charitable contributions                                                 4      --
       Net operating loss carryforwards                                     1,601     2,149
       Alternative minimum tax credit carryforwards                           121       122
       Unrealized depreciation on securities available for sale                 4      --
                                                                           ------     -----

             Total gross deferred tax assets                                3,243     4,351
                                                                           ------     -----

Deferred tax liabilities:
       Deferred loan fees                                                   1,504     1,711
       Federal Home Loan Bank stock                                           226       239
       Accumulated depreciation on premises
             and equipment                                                     23        66
       Unrealized appreciation on securities available for sale              --          56
       Other                                                                 --          30
                                                                           ------     -----

             Total gross deferred tax liabilities                           1,753     2,102
                                                                           ------     -----

       Deferred tax asset                                                  $1,490     2,249
                                                                           ======     =====

     With respect to the net deferred tax asset of $1.5 million at December 31, 1996, management believes that it is more likely than not that the Company will have sufficient future taxable income to recover this asset. However, for purposes of calculating regulatory capital, Office of Thrift Supervision ("OTS") regulations limit the amount of deferred tax assets that can be included in regulatory capital to the lesser of (i) 10% of Tier 1 capital or (ii) the amount the Association expects to realize within the subsequent twelve-month period. OTS guidelines require the Association to recalculate this capital component on a quarterly basis.

                                                                    (continued)

                          F.F.O. FINANCIAL GROUP, INC.

(10) INCOME TAXES, CONTINUED

     At December 31, 1996, the Company's net operating loss carryforwards for federal income tax purposes which are available to offset future federal taxable income were as follows (in thousands):

                          YEAR OF
                        EXPIRATION                              AMOUNT
                        ----------                              ------
                          2007                                 $ 1,324
                          2008                                   1,826
                          2010                                     980
                                                               -------
                          Total                                $ 4,130
                                                               =======

     Net operating loss carryforwards of $3,150,000 included above are subject to an annual limitation of $268,000 due to section 382 of the Internal Revenue Code. In addition, the Company has alternative minimum tax credit carryforwards of approximately $121,000 which are available to reduce future federal regular income taxes over an indefinite period.

(11) PENSION AND PROFIT SHARING PLANS
     Prior to 1996, the Company had a noncontributory defined benefit pension plan ("Plan") covering all employees who meet certain eligibility requirements. It was the Company's policy to fund the maximum amount that could be deducted for federal income tax purposes. Prior to 1992, the Company periodically made contributions to a profit sharing plan covering all full-time employees in amounts determined by the Board of Directors. No contributions were made to the Plan during any of the years in the three-year period ended December 31, 1995. During 1994, the Company decided to terminate the pension and profit sharing plans effective December 31, 1994 and ceased accrual of benefits as of that date. The Company submitted plan termination documents, which were subsequently approved, to the Internal Revenue Service ("IRS") and the Pension Benefit Guarantee Corporation for the Plan, and to the IRS for the profit sharing plan. Distributions from the plans were made during January and February of 1996.

     The following table sets forth the Plan's status as of December 31, 1995 (in thousands):

                                                                        AT DECEMBER 31,
                                                                             1995
                                                                             ----
Actuarial present value of accumulated benefit obligation, including
       vested benefits of $1,626                                           $ 1,626
                                                                           =======

Accrued pension liability:
       Projected benefit obligation for service rendered to date            (1,626)
       Plan assets at fair value                                             1,264
                                                                           =======
       Plan assets less than projected benefit obligation                     (362)
       Unrecognized net loss                                                   450
       Unrecognized net asset being amortized over 15 years                   (388)
                                                                           -------

Accrued pension liability included in other liabilities                    $  (300)
                                                                           =======



                                                                    (continued)

                          F.F.O. FINANCIAL GROUP, INC.

(11) Pension and Profit Sharing Plans, Continued
     Net periodic pension costs under the Plan prior to 1996 were as follows (in thousands):

                                                                 YEAR ENDED
                                                                DECEMBER 31,
                                                              ----------------
                                                              1995        1994
                                                              ----        ----
 Service cost-benefits earned during the year               $    -        150
 Interest cost of projected benefit obligation                  75         79
 Actual return on plan assets                                  173        (82)
 Net amortization and deferral adjustments                    (324)       (96)
                                                            ------         --

 Net periodic pension costs                                 $  (76)        51
                                                            ======         ==

     Disclosure assumptions used in accounting for the Plan as of December 31, 1995 and 1994 were as follows:

                                                             1995         1994
                                                             ----         ----
    Weighted average discount rate                            4.5%        5.0%
    Rate of increase in compensation levels                   N/A         6.0%
    Expected long-term rate of return on assets               6.0%        6.0%

In connection with the plan terminations, the Company adopted a new defined contribution profit sharing 401(k) plan (the "401(k) Plan") effective January 1, 1995. All employees who meet certain eligibility requirements are covered under the 401(k) Plan. Under the 401(k) Plan, an employee may elect to contribute up to 15% of their annual compensation. Employer contributions to the 401(k) Plan are made at the discretion of the Board of Directors. Contributions to the 401(k) Plan for the years ended December 31, 1996 and 1995 were $78,000 and $49,000, respectively.

(12) FINANCIAL INSTRUMENTS

     The Company is a party to financial instruments with off-balance-sheet risk in the normal course of business to meet the financing needs of its customers and to reduce its own exposure to fluctuations in interest rates. These financial instruments are commitments to extend credit and may involve, to varying degrees, elements of credit and interest-rate risk in excess of the amount recognized in the consolidated balance sheets. The contract amounts of these instruments reflect the extent of involvement the Company has in these financial instruments.

     The Company's exposure to credit loss in the event of nonperformance by the other party to the financial instrument for commitments to extend credit is represented by the contractual amount of those instruments. The Company uses the same credit policies in making commitments as it does for on-balance-sheet instruments.

                                                                    (continued)

                          F.F.O. FINANCIAL GROUP, INC.

(12) FINANCIAL INSTRUMENTS, CONTINUED
     Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. Since some of the commitments are expected to expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements. The Company evaluates each customer's credit worthiness on a case-by-case basis. The amount of collateral obtained by the Company upon extension of credit is based on management's credit evaluation of the counterparty.

     The estimated fair values of the Company's financial instruments were as follows (in thousands):

                                                 AT DECEMBER 31, 1996   AT DECEMBER 31, 1995
                                                 --------------------   --------------------
                                                 CARRYING       FAIR    CARRYING      FAIR
                                                   AMOUNT       VALUE    AMOUNT      VALUE
                                                   ------       -----    ------      -----
     Financial Assets:
          Cash and cash equivalents               $ 17,965     17,965     10,426     10,426
          Trading securities                         9,580      9,580     23,076     23,076
          Securities available for sale             41,445     41,445     49,832     49,832
          Securities held to maturity               15,343     15,514     17,636     17,840
          Loans receivable                         209,005    209,354    161,190    163,660
          Loans held for sale                       10,462     10,462     22,765     22,765
          Accrued interest receivable                1,710      1,710      1,821      1,821
          Federal Home Loan Bank stock               2,378      2,378      2,514      2,514

    Financial Liabilities:
          Deposits                                 286,927    289,326    248,936    251,116
          Advances from Federal Home Loan Bank       7,000      7,000     30,000     30,000

     The notional amount, which approximates fair value, of the Company's financial instruments with off-balance-sheet risk at December 31, 1996, was as follows (in thousands):

                                           NOTIONAL
                                           AMOUNT
           Commitments to extend credit   $ 5,062


(13) SIGNIFICANT GROUP CONCENTRATION OF CREDIT RISK
     The Company grants real estate, commercial and consumer loans to customers primarily in the State of Florida with the majority of such loans in the Central Florida area. Therefore, the Company's exposure to credit risk is significantly affected by changes in the economy of the Central Florida area.

     The contractual amounts of credit related financial instruments such as commitments to extend credit represent the amounts of potential accounting loss should the contract be fully drawn upon, the customer default and the value of any existing collateral become worthless.


                                                                    (continued)

                          F.F.O. FINANCIAL GROUP, INC.

(14) RELATED PARTIES

     Loans to directors and officers of the Company, which were made at market rates, were made in the ordinary course of business and did not involve more than normal risk of collectibility or present other unfavorable features. Activity in loans to directors and officers were as follows (in thousands):

                                                                            YEAR ENDED
                                                                            DECEMBER 31,
                                                                      ---------------------
                                                                      1996            1995
                                                                      ----            ----
           Beginning balance                                          $ 793            867
           Amounts related to new officers and directors                 15              7
           Loans originated                                              -               7
           Principal repayments                                         (35)           (88)

               Ending balance                                         $ 773            793
                                                                      =====            ===


(15) COMMITMENTS AND CONTINGENCIES
     In the ordinary course of business, the Company has various outstanding commitments and contingent liabilities that are not reflected in the accompanying consolidated financial statements. In addition, the Company is a defendant in certain claims and legal actions arising in the ordinary course of business. In the opinion of management, after consultation with legal counsel, the ultimate disposition of these matters is not expected to have a material adverse effect on the consolidated balance sheets of the Company.

(16) RESTRICTIONS ON RETAINED EARNINGS
     The Association is subject to certain restrictions on the amount of dividends that it may declare without prior regulatory approval. At December 31, 1996, the Association was a Tier 2 institution for purposes of the regulations relating to capital distributions; as such, the Association may make capital distributions of up to 75% of its net income over the most recent four-quarter period (depending on its risk-based capital level) without prior regulatory approval.

(17) REGULATORY MATTERS
     The Association is subject to various regulatory capital requirements administered by the federal banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory-and possibly additional discretionary-actions by regulators that, if undertaken, could have a direct material effect on the Company's financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Association must meet specific capital guidelines that involve quantitative measures of the Association's assets, liabilities, and certain off-balance-sheet items as calculated under regulatory accounting practices. The Association's capital amounts and classification are also subject to qualitative judgements by the regulators about components, risk weightings, and other factors.

     Quantitative measures established by regulation to ensure capital adequacy require the Association to maintain minimum amounts (set forth in the following table) of total and Tier I capital (as defined in the regulations) to risk-weighted assets (as defined). Management believes, as of December 31, 1996, that the Association meets all capital adequacy requirements to which it is subject.



                                                                (continued)

                          F.F.O. FINANCIAL GROUP, INC.

(17) REGULATORY MATTERS, CONTINUED

     As of December 31, 1996, the most recent notification from the OTS categorized the Association as well capitalized under the regulatory framework for prompt corrective action. To be categorized as well capitalized the Association must maintain minimum Tier I (core), Tier I (risk-based) and total risk-based capital ratios as set forth below. There are no conditions or events since that notification that management believes have changed the Association's category.

     The Association's actual capital amounts and ratios at December 31, 1996 were as follows (dollars in thousands):

                                                                                                    TO BE WELL
                                                                         MINIMUM                    CAPITALIZED
                                                                        FOR CAPITAL                  FOR PROMPT
                                                                        ADEQUACY                  CORRECTIVE ACTION
                                            ACTUAL                      PURPOSES                     PROVISIONS
                                       -----------------           -----------------           ---------------------
                                       RATIO      AMOUNT           RATIO      AMOUNT            RATIO        AMOUNT
                                       -----      ------           -----      ------           -------    ----------
    Stockholders' equity, and
        ratio to total assets        6.4%     $  20,167
    Less - nonincludable portion
        of deferred tax asset
        and mortgage
        servicing rights                         (1,401)
    Add back - unrealized
        depreciation on
        available-for-sale
        securities                                     6
                                               ---------
    Tangible capital, and ratio
        to adjusted total assets      5.9%     $  18,772          1.5%      $  4,734
                                               =========                    ========

    Tier 1 (core) capital, and
        ratio to adjusted total
        assets                        5.9%     $  18,772          3.0%      $  9,469         5.0%       $ 15,782
                                               =========                    ========                    ========

    Tier 1 capital, and ratio
        to risk-weighted assets      11.1%        18,772          4.0%      $  6,786         6.0%       $ 10,179
                                               =========                    ========                    ========

    Tier 2 capital (excess allowance
        for loan losses)                           2,154
                                               ---------
    Total risk-based capital,
        and ratio to risk-
        weighted assets              12.3%     $  20,926          8.0%      $ 13,572         10.0%      $ 16,965
                                               =========                    ========                    ========

    Total assets                               $ 317,024
                                               =========

    Adjusted total assets                      $ 315,630
                                               =========

    Risk-weighted assets                       $ 169,647
                                               =========

                                                                    (continued)

                          F.F.O. FINANCIAL GROUP, INC.

(17) REGULATORY MATTERS, CONTINUED

     On September 30, 1996, legislation was enacted which, among other things, imposed a special one-time assessment on SAIF member institutions, including the Association, to recapitalize the SAIF and spread the obligations for payments of Financing Corporation ("FICO") bonds across all SAIF and Bank Insurance Fund ("BIF") members. That legislation eliminated the substantial disparity between the amount that BIF and SAIF members had been paying for deposit insurance premiums. The FDIC special assessment levied amounted to 65.7 basis points on SAIF assessable deposits held as of March 31, 1995. The special assessment was recognized in the third quarter and is tax deductible. The Association recorded a charge of $1.5 million before taxes as a result of the FDIC special assessment.

     Beginning on January 1, 1997, BIF members will pay a portion of the FICO payment equal to 1.3 basis points on BIF-insured deposits, compared to 6.48 basis points payable by SAIF members on SAIF-insured deposits, and will pay a pro rata share of the FICO payment on the earlier of January 1, 2000 or the date upon which the last savings association, such as the Association, ceases to exist. The legislation also requires BIF and SAIF to be merged by January 1, 1999 provided that subsequent legislation is adopted to eliminate the savings association charter and no savings associations remain as of that time.

     The FDIC recently lowered SAIF assessments to a range comparable to those of BIF members, however, SAIF members will continue to pay the higher FICO payments described above. Management cannot predict the level of FDIC insurance assessments on an ongoing basis or whether the BIF and SAIF will eventually be merged.

(18) STOCK OPTION PLAN
     In 1988, the Company adopted a stock option program (the "Program") for the benefit of its directors, officers and other selected key employees of the Company. Four kinds of rights are contained in the program and are available for grant: incentive stock options (options to purchase common stock, granted to officers and key employees), compensatory stock options (options to purchase common stock, granted to directors), stock appreciation rights and performance share awards. A total of 241,500 shares of common stock were reserved for issuance pursuant to the exercise of stock options under the Program. As of December 31, 1996, the Company had granted incentive stock options and compensatory stock options as discussed in more detail below. No stock appreciation rights or performance share awards have been issued to date. The Program provides that incentive stock options and compensatory stock options are granted to purchase stock at the market value of the stock at the date of the grant; such grants are exercisable immediately for compensatory stock options, and ratably over a three-year period for incentive stock options. All stock options expire at the earlier of ten years from the date of the grant, or three months after the director, officer or employee ceases employment with the Company.


                                                                    (continued)

                          F.F.O. FINANCIAL GROUP, INC.

(18) STOCK OPTION PLAN, CONTINUED

     During 1996, the Company adopted the provisions of Statement of Financial
          Accounting Standards No. 123, "Accounting for Stock-Based Compensation" ("SFAS 123"). SFAS 123 applies to stock-based compensation under the Company's Program. As allowed by SFAS 123, the Company elected to continue to measure compensation cost for the options or shares granted under the Program using the intrinsic value method of accounting prescribed by APB Opinion No. 25, "Accounting for Stock Issued to Employees." Under that accounting method, the Company recorded no compensation expense related to the Program during the years ended December 31, 1996, 1995 and 1994.

     During the years ended December 31, 1996 and 1995, 47,000 and 52,100 options were granted under the Program. If compensation cost for the Program had been determined based on the fair value of the awards at the grant date, using the fair value method defined in SFAS 123, the Company's net income and net income per share for 1996 and 1995 would not have been materially reduced.

    The stock option transactions were as follows:

                                                  INCENTIVE                           COMPENSATORY
                                                 STOCK OPTIONS                        STOCK OPTIONS
                                            ---------------------------       --------------------------
                                                           OPTION PRICE                     OPTION PRICE
                                            SHARES           PER SHARE        SHARES          PER SHARE
                                            ------           ---------        ------          ---------
   Outstanding, December 31, 1993          133,125              $ 2.13          15,813           $ 2.13
   Granted                                  10,000              $ 2.13              -                 -
                                           -------                              ------
   Outstanding, December 31, 1994          143,125              $ 2.13          15,813           $ 2.13
   Granted                                  52,100              $ 2.25               -                -
   Cancelled or expired                    (10,000)             $ 2.13          (2,875)          $ 2.13
                                           -------                              ------
   Outstanding, December 31, 1995          185,225     $2.13 -  $ 2.25          12,938           $ 2.13
   Granted                                  47,000              $ 2.75               -                -
   Cancelled or expired                    (37,600)    $2.13 -  $ 2.25          (4,313)          $ 2.13
                                           -------                              ------
   Outstanding, December 31, 1996          194,625     $2.13 -  $ 2.75           8,625           $ 2.13
                                           =======                              ======

     At December 31, 1996, the weighted-average option price per share for the incentive stock options was $2.30 and for the compensatory stock options was $2.13. The weighted- average option price per share of all options under the Program at December 31, 1996 was $2.29. Of the total incentive stock options outstanding at December 31, 1996, 1995 and 1994, 114,624, 82,083 and 44,375, respectively, were exercisable.

                                                                    (continued)

                          F.F.O. FINANCIAL GROUP, INC.

(19) PARENT COMPANY ONLY FINANCIAL STATEMENTS
     Condensed financial statements of the Holding Company are presented below.
          Amounts shown as investment in wholly-owned subsidiaries and equity in earnings of subsidiaries are eliminated in consolidation (in thousands).

                            CONDENSED BALANCE SHEETS

                                                   AT DECEMBER 31,
                                                   ---------------
                                                   1996      1995
                                                   ----      ----
           ASSETS
    Cash, deposited with subsidiary               $   113       117
    Investment in wholly-owned subsidiaries        20,167    18,663
                                                  -------    ------

                 Total                            $20,280    18,780
                                                  =======    ======

          LIABILITIES AND STOCKHOLDERS' EQUITY

    Liabilities                                      --        --
    Stockholders' equity                           20,280    18,780

                 Total                            $20,280    18,780
                                                  =======    ======



                         CONDENSED STATEMENTS OF INCOME

                                                                  YEAR ENDED DECEMBER 31,
                                                               ----------------------------
                                                               1996         1995       1994
                                                               ----         ----       ----
     Income:
          Equity in undistributed earnings of subsidiaries    $ 1,604      1,591      379
          Other income                                            120        120      120

    Expense                                                      (124)       (65)     (59)
                                                              -------      -----      ---

    Net income                                                $ 1,600      1,646      440
                                                              =======      =====      ===

                                                                    (continued)

                          F.F.O. FINANCIAL GROUP, INC.

(19)  PARENT COMPANY ONLY FINANCIAL STATEMENTS, CONTINUED

                       CONDENSED STATEMENTS OF CASH FLOWS

                                                                            YEAR ENDED DECEMBER 31,
                                                                        -----------------------------
                                                                          1996       1995      1994
                                                                        ------       ----      ------
     Cash Flows from Operating Activities:
          Net earnings                                                  $ 1,600      1,646        440
          Adjustments to reconcile net earnings to net cash
                 (used in) provided by operations:
          Equity in earnings of subsidiaries                             (1,604)    (1,591)      (379)
                                                                        -------      -----        ---

                 Net cash (used in) provided by operating activities         (4)        55         61
                                                                        -------      -----        ---
    Cash Flows from Financing Activities:
          Proceeds from sale of common stock                               --         --        2,400
          Investment in subsidiary                                         --         --       (2,400)
                                                                        -------      -----        ---

                 Net cash provided by financing activities                 --         --         --
                                                                        -------      -----        ---

    Net (decrease) increase in cash                                          (4)        55         61

    Cash at beginning of year                                               117         62          1
                                                                        -------      -----        ---

    Cash at end of year                                                 $   113        117         62
                                                                        =======      =====        ===

(20)  QUARTERLY FINANCIAL DATA (UNAUDITED)
     The following tables present summarized quarterly data (dollars in thousands, except per share amounts):

                                                     YEAR ENDED DECEMBER 31, 1996
                                            ----------------------------------------------
                                              FIRST   SECOND    THIRD     FOURTH
                                            QUARTER   QUARTER  QUARTER   QUARTER     TOTAL
                                            -------   -------  -------   -------     -----
    Interest income                          $5,466    5,398     5,340     5,793    21,997
    Interest expense                          3,140    2,942     2,824     3,117    12,023
                                             ------    -----     -----     -----    ------

    Net interest income                       2,326    2,456     2,516     2,676     9,974

    Provision for loan losses                   150     --           7       625       782
                                             ------    -----     -----     -----    ------
    Net interest income
          after provision for loan losses     2,176    2,456     2,509     2,051     9,192

    Noninterest income                          304      563       535       985     2,387
    Noninterest expenses                      2,391    2,187     3,771       827     9,176
                                             ------    -----     -----     -----    ------

    Income (loss) before income taxes            89      832      (727)    2,209     2,403
    Provision (credit) for income taxes          33      310      (270)      730       803
                                             ------    -----     -----     -----    ------

    Net income (loss)                        $   56      522      (457)    1,479     1,600
                                             ======    =====     =====     =====    ======

    Income (loss) per share                  $  .01      .06      (.05)      .17       .19
                                             ======    =====     =====     =====    ======


                                                                    (continued)

                         F.F.O. FINANCIAL GROUP, INC.
            Notes to Consolidated Financial Statements, Continued


(20)  QUARTERLY FINANCIAL DATA (UNAUDITED), CONTINUED

                                                     YEAR ENDED DECEMBER 31, 1996
                                            ----------------------------------------------
                                              FIRST   SECOND    THIRD     FOURTH
                                            QUARTER   QUARTER  QUARTER   QUARTER     TOTAL
                                            -------   -------  -------   -------     -----
    Interest income                          $4,978    4,780     4,897     5,075    19,730
    Interest expense                          2,259    2,477     2,616     2,759    10,111
                                             ------    -----     -----     -----    ------

    Net interest income                       2,719    2,303     2,281     2,316     9,619

    Provision for loan losses                   141       30       154       152       477
                                             ------    -----     -----     -----    ------
    Net interest income
          after provision for loan losses     2,578    2,273     2,127     2,164     9,142

    Noninterest income                          663      665       604       670     2,602
    Noninterest expenses                      2,530    2,428     2,182     2,317     9,457
                                             ------    -----     -----     -----    ------

    Income before income taxes                  711      510       549       517     2,287
    Provision for income taxes                  250      174       190        27       641
                                             ------    -----     -----     -----    ------

    Net income                               $  461      336       359       490     1,646
                                             ======    =====     =====     =====    ======

    Income per share                         $  .05      .04       .05       .06       .20
                                             ======    =====     =====     =====    ======



(21) SUBSEQUENT EVENT - PENDING MERGER

     On March 10, 1997, the Holding Company executed a Letter of Intent to merge with Republic Bancshares, Inc. ("Republic"). Under the terms of the Letter of Intent, Republic will exchange shares of its common stock for all of the outstanding shares of F.F.O.'s common stock at an exchange ratio of .29 share of Republic common stock for each share of F.F.O. common stock. The exchange ratio may be adjusted for decreases in Republic's stock price, but in no event will the exchange ratio exceed .30 share of Republic common stock for each share of F.F.O. common stock. F.F.O. has the right to terminate the transaction if Republic's stock price is less than $13.50 shortly before closing. Outstanding options for F.F.O.'s common stock will be converted into options for Republic common stock on the same terms. The transaction is expected to be completed in 1997, and is to be accounted for as a corporate reorganization under which the controlling shareholder's interest in F.F.O. will be carried forward at its historical cost while the minority interest in F.F.O. will be recorded at fair value. The proposed merger is subject to completion of a definitive agreement, approval by the respective shareholders of F.F.O. and Republic, and approval by applicable regulatory authorities. Upon completion of the proposed merger, the then-outstanding options under the Company's stock option program (see Note 18) will become immediately exercisable.

                         F.F.O. FINANCIAL GROUP, INC.

                    CONDENSED CONSOLIDATED BALANCE SHEETS
                            (DOLLARS IN THOUSANDS)

                                                                                           AT              AT
                                                                                        MARCH 31,    DECEMBER 31,
                                                                                        ---------    ------------
                                                                                           1997           1996
                                                                                           ----           ----
         ASSETS                                                                         (UNAUDITED)

Cash and due from banks                                                                 $   6,491       $   6,300
Interest-bearing deposits with banks                                                        7,688          11,665
Federal funds sold                                                                            764              -
                                                                                        ---------       ---------

       Cash and cash equivalents                                                           14,943          17,965

Trading securities                                                                         13,169           9,580
Securities available for sale                                                              43,713          41,445
Securities held to maturity, at cost                                                       14,702          15,343
Loans held for sale, at lower of cost or market value                                       4,573          10,462
Loans receivable, net                                                                     215,926         209,005
Accrued interest receivable                                                                 1,972           1,710
Premises and equipment                                                                      5,268           5,324
Restricted securities - Federal Home Loan Bank stock, at cost                               2,378           2,378
Foreclosed real estate, net                                                                 1,425             799
Deferred tax asset                                                                          1,576           1,490
Other assets                                                                                  386           1,448
                                                                                        ---------       ---------

       Total assets                                                                     $ 320,031         316,949
                                                                                        =========       =========

       LIABILITIES AND STOCKHOLDERS' EQUITY

Liabilities:
   Demand deposits                                                                         16,597          14,303
   Savings and NOW deposits                                                                58,060          57,981
   Time deposits                                                                          211,015         214,643
                                                                                        ---------       ---------

       Total deposits                                                                     285,672         286,927

Accrued interest on deposits                                                                  217             256
Due to bank                                                                                   988             424
Current income tax liability                                                                  351              -
Advances from Federal Home Loan Bank                                                        9,000           7,000
Advance payments by borrowers for taxes and insurance                                       1,419             608
Other liabilities                                                                           1,624           1,454
                                                                                        ---------       ---------

       Total liabilities                                                                  299,271         296,669
                                                                                        ---------       ---------



Stockholders' equity:
   Preferred stock                                                                             -               -
   Common stock                                                                               845             843
   Additional paid-in capital                                                              17,633          17,599
   Retained income                                                                          2,431           1,844
   Net unrealized depreciation on securities available for sale                              (149)             (6)
                                                                                        ---------       ---------

       Total stockholders' equity                                                          20,760          20,280
                                                                                        ---------       ---------

       Total liabilities and stockholders' equity                                       $ 320,031         316,949
                                                                                        =========       =========



See Notes to Condensed Consolidated Financial Statements.

                         F.F.O. FINANCIAL GROUP, INC.

                 CONDENSED CONSOLIDATED STATEMENTS OF INCOME
               (DOLLARS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)


                                                                                         THREE MONTHS ENDED
                                                                                             MARCH 31,
                                                                                 ----------------------------
                                                                                       1997              1996
                                                                                       ----              ----
                                                                                            (UNAUDITED)
Interest income:
    Loans receivable                                                             $      4,591           4,018
    Securities available for sale                                                         619             593
    Securities held to maturity                                                           237             251
    Trading securities                                                                    269             510
    Federal funds sold                                                                     27              19
    Deposits with banks                                                                    64              75
                                                                                 ------------       ---------

             Total interest income                                                      5,807           5,466
                                                                                 ------------       ---------

Interest expense:
    Deposits                                                                            3,163           2,897
    Other borrowed funds                                                                   10             243
                                                                                 ------------       ---------

             Total interest expense                                                     3,173           3,140
                                                                                 ------------       ---------

Net interest income                                                                     2,634           2,326

Provision for loan losses                                                                 -               150
                                                                                 ------------       ---------

             Net interest income after provision for loan losses                        2,634           2,176
                                                                                 ------------       ---------

Noninterest income:
    Service charges on deposits                                                           328             323
    Loan related fees and service charges                                                 122             117
    Loan servicing fees                                                                    83              68
    Net trading account losses                                                           (138)           (178)
    Unrealized gain (loss) on loans held for sale                                          84            (111)
    Net gain on sale of loans                                                              54              43
    Other income                                                                           68              42
                                                                                 ------------       ---------

             Total noninterest income                                                     601             304
                                                                                 ------------       ---------

Noninterest expenses:
    Salaries and employee benefits                                                      1,021           1,016
    Occupancy expense                                                                     478             467
    Loss on foreclosed real estate                                                         34              33
    Deposit insurance premium                                                              63             173
    Marketing and advertising                                                             111             132
    Data processing                                                                       179             151
    Printing and office supplies                                                           73              78
    Telephone expense                                                                      66              71
    Other expense                                                                         272             270
                                                                                 ------------       ---------

             Total noninterest expenses                                                 2,297           2,391
                                                                                 ------------       ---------

Income before income taxes                                                                938              89

Income tax expense                                                                        351              33
                                                                                 ------------       ---------

Net income                                                                       $        587              56
                                                                                 ============       =========

Net income per share of common stock                                             $        .07             .01
                                                                                 ============       =========

Dividends per share                                                              $         -               -
                                                                                 ============       =========

Weighted average number of shares outstanding                                       8,430,181       8,430,000
                                                                                 ============       =========



See Notes to Condensed Consolidated Financial Statements.

                         F.F.O. FINANCIAL GROUP, INC.

          CONDENSED CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

                      THREE MONTHS ENDED MARCH 31, 1997
                            (DOLLARS IN THOUSANDS)


                                                                                         NET
                                                                                       UNREALIZED
                                                                                     DEPRECIATION
                                                         ADDITIONAL                 ON SECURITIES        TOTAL
                                             COMMON       PAID-IN       RETAINED      AVAILABLE     STOCKHOLDERS'
                                             STOCK        CAPITAL        INCOME        FOR SALE         EQUITY
                                           ---------    -----------   ------------  -------------    ------------
Balance at December 31, 1996               $ 843           17,599        1,844          (6)             20,280

Net proceeds from the issuance
  of 16,266 shares of common
  stock (unaudited)                            2               34          -             -                  36

Net change in unrealized depreciation
  on securities available for
  sale net of income taxes
  of $86 (unaudited)                          -               -            -          (143)               (143)

Net income for the three months
  ended March 31, 1997
  (unaudited)                                 -               -            587          -                  587
                                           -----           ------        -----        ----              ------

Balance at March 31, 1997
  (unaudited)                              $ 845           17,633        2,431        (149)             20,760
                                           =====           ======        =====        ====              ======





See Notes to Condensed Consolidated Financial Statements.

                         F.F.O. FINANCIAL GROUP, INC.

               CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
                            (DOLLARS IN THOUSANDS)

                                                                                            THREE MONTHS ENDED
                                                                                                 MARCH 31,
                                                                                         ------------------------
                                                                                           1997            1996
                                                                                           ----            ----
                                                                                               (UNAUDITED)
Cash flows from operating activities:
    Net income                                                                           $    587              56
    Adjustments to reconcile net income to net cash provided
      by operating activities:
         Provision for loan losses                                                            -               150
         Net amortization of deferred loan fees                                                (3)             39
         Depreciation of premises and equipment                                               137             137
         Net (increase) decrease in trading securities                                     (3,589)          7,184
         Provision for deferred income taxes                                                  -                16
         Proceeds from sales of loans held for sale                                         6,027           7,171
         Gain on sale of loans                                                                (54)            (43)
         Unrealized (gain) loss on loans held for sale                                        (84)            111
         (Increase) decrease in accrued interest receivable                                  (262)             64
         Decrease (increase) in other assets                                                1,062            (501)
         Decrease in accrued interest payable                                                 (39)            (74)
         Increase in current income tax liability                                             351             -
         Increase in other liabilities and due to bank                                        734             245
                                                                                         --------         -------

            Net cash provided by operating activities                                       4,867          14,555
                                                                                         --------         -------

Cash flows from investing activities:
    Purchase of available-for-sale securities                                              (2,988)             -
    Proceeds from maturities of available-for-sale securities                                 -             2,000
    Principal repayments on available-for-sale securities                                     479             899
    Principal repayments on held-to-maturity securities                                       653             568
    Net increase in loans receivable                                                       (7,544)         (8,787)
    Proceeds from sales of foreclosed real estate                                             -               112
    Payments capitalized to foreclosed real estate                                            -               (55)
    Net purchases of premises and equipment                                                   (81)           (101)
                                                                                         --------         -------

            Net cash used in investing activities                                          (9,481)         (5,364)
                                                                                         --------         -------

Cash flows from financing activities:
    Net increase in demand, savings and NOW deposits                                        2,373              54
    Net (decrease) increase in time deposits                                               (3,628)         19,732
    Net proceeds from the sale of common stock                                                 36             -
    Net proceeds from (repayment of) Federal Home Loan Bank advances                        2,000         (16,000)
    Net increase in advance payments by borrowers for taxes
         and insurance                                                                        811             613
                                                                                         --------         -------

            Net cash provided by financing activities                                       1,592           4,399
                                                                                         --------         -------

Net (decrease) increase in cash and cash equivalents                                       (3,022)         13,590

Cash and cash equivalents at beginning of period                                           17,965          10,426
                                                                                         --------         -------

Cash and cash equivalents at end of period                                               $ 14,943          24,016
                                                                                         ========         =======

                                                                                                       (continued)

                         F.F.O. FINANCIAL GROUP, INC.

                            (DOLLARS IN THOUSANDS)


                                                                                            THREE MONTHS ENDED
                                                                                                 MARCH 31,
                                                                                          -----------------------
                                                                                           1997           1996
                                                                                           ----           ----
                                                                                               (UNAUDITED)
Supplemental disclosures of cash flow information:
    Cash paid during the period for:
         Income taxes                                                                   $   -                  18
                                                                                        =======           =======

         Interest                                                                       $ 3,212             3,214
                                                                                        =======           =======

    Noncash investing and financing activities:

         Transfers of loans to foreclosed real estate                                   $   626               199
                                                                                        =======           =======

         Transfer of loans held for sale to loans receivable, at market                 $   -              10,603
                                                                                        =======           =======





See Notes to Condensed Consolidated Financial Statements.

                         F.F.O. FINANCIAL GROUP, INC.

       NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

1. GENERAL. In the opinion of the management of F.F.O. Financial Group, Inc. (the "Company" or "F.F.O."), the accompanying condensed consolidated financial statements contain all adjustments (consisting of normal recurring accruals) necessary to present fairly the financial position at March 31, 1997, and the results of operations and cash flows for the three-month periods ended March 31, 1997 and 1996. These financial statements should be read in conjunction with the consolidated financial statements and notes thereto included in the Company's Annual Report on Form 10-K for the year ended December 31, 1996. The results of operations for the three months ended March 31, 1997, are not necessarily indicative of the operating results to be anticipated for the full year.

        F.F.O. Financial Group, Inc. is a Florida corporation organized in 1988 as a unitary savings and loan holding company. The accompanying unaudited condensed consolidated financial statements include the accounts of the Company and its wholly-owned subsidiary, First Federal Savings and Loan Association of Osceola County (the "Association"), and the Association's wholly-owned subsidiary, Gulf American Financial Corporation, which is currently inactive. All significant intercompany transactions and accounts have been eliminated in consolidation.

2. NET INCOME PER SHARE. Net income per share has been computed by dividing net income by the weighted average number of shares outstanding during the period. No adjustment has been made to give effect to the shares that would be outstanding, assuming the exercise of outstanding stock options, since the impact is deemed immaterial.

3. LOAN IMPAIRMENT AND LOSSES. The following summarizes the amounts of impaired loans, as defined by Statements of Financial Accounting Standards No. 114 and 118 ("SFAS No. 114 and 118"), all of which were collateral-dependent, at March 31, 1997 and December 31, 1996, and the average net investment in impaired loans and interest income recognized and received on impaired loans during the three-month periods ended March 31, 1997 and 1996 (in thousands):

                                                                                        MARCH 31,    DECEMBER 31,
                                                                                        ---------    ------------
                                                                                          1997            1996
                                                                                          ----            ----
                                                                                      (UNAUDITED)
            Loans identified as impaired:
                 Gross loans with related allowance for credit
                     losses recorded                                                      $ 7,989           8,256
                 Less: Allowances on these loans                                           (1,848)         (1,766)
                                                                                          -------         -------

            Net investment in impaired loans                                              $ 6,141           6,490
                                                                                          =======         =======

                                                                                                       (continued)

                         F.F.O. FINANCIAL GROUP, INC.

                                                                                               THREE MONTHS ENDED
                                                                                                  MARCH 31,
                                                                                           ----------------------
                                                                                              1997         1996
                                                                                              ----         ----
                                                                                                 (UNAUDITED)
         Average investment in impaired loans                                                $ 6,316        4,697
                                                                                             =======        =====

         Interest income recognized on impaired loans                                        $   130          118
                                                                                             =======        =====

         Interest income received on impaired loans                                          $   130          118
                                                                                             =======        =====

    An analysis of the change in the allowance for loan losses follows (in thousands):


                                                                                              THREE MONTHS ENDED
                                                                                                  MARCH 31,
                                                                                            ---------------------
                                                                                              1997         1996
                                                                                              ----         ----

                                                                                                 (UNAUDITED)
            Balance at January 1                                                             $ 5,613        5,138
            Provision for loan losses                                                            -            150
            Loans charged-off, net of recoveries                                                 (34)         (78)
                                                                                             -------        -----

            Balance at March 31                                                              $ 5,579        5,210
                                                                                             =======        =====

4. FORECLOSED REAL ESTATE. Activity in the allowance for losses on foreclosed real estate was as follows (in thousands):


                                                                                              THREE MONTHS ENDED
                                                                                                  MARCH 31,
                                                                                           ----------------------
                                                                                              1997         1996
                                                                                              ----         ----

                                                                                                (UNAUDITED)
            Balance at January 1                                                             $ 158          1,124
            Recoveries, net of charge-offs                                                       5             51
                                                                                             -----          -----

            Balance at March 31                                                              $ 163          1,175
                                                                                             =====          =====

                                                                                                       (continued)

                         F.F.O. FINANCIAL GROUP, INC.


5. IMPACT OF NEW ACCOUNTING STANDARDS. In June 1996, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 125, "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities" ("SFAS No. 125"). That Statement provides accounting and reporting standards for transfers and servicing of financial assets as well as extinguishments of liabilities. The Statement also provides consistent standards for distinguishing transfers of financial assets that are sales from transfers that are secured borrowings. SFAS No. 125 is effective for transfers and servicing of financial assets and extinguishments of liabilities occurring after December 31, 1996. The adoption of SFAS No. 125 had no significant effect on the Company's financial position at March 31, 1997 or results of operations for the three months then ended.

6. PENDING MERGER. On April 14, 1997, the Company executed a definitive agreement to merge with Republic Bancshares, Inc. ("Republic"). Under the terms of the definitive agreement, Republic will exchange shares of its common stock for all of the outstanding shares of F.F.O.'s common stock at an exchange ratio of .29 share of Republic common stock for each share of F.F.O. common stock. The exchange ratio may be adjusted for decreases in Republic's stock price, but in no event will the exchange ratio exceed .30 share of Republic common stock for each share of F.F.O. common stock. F.F.O. has the right to terminate the transaction if Republic's stock price is less than $13.50 shortly before closing. Outstanding options for F.F.O.'s common stock will be converted into options for Republic common stock on the same terms.
        The transaction is expected to be completed in 1997, and is to be accounted for as a corporate reorganization under which the controlling shareholder's interest in F.F.O. will be carried forward at its historical cost while the minority interest in F.F.O. will be recorded at fair value. The proposed merger is subject to approval by the respective shareholders of F.F.O. and Republic, and approval by applicable regulatory authorities.

                         F.F.O. FINANCIAL GROUP, INC.

              REVIEW BY INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS


Hacker, Johnson, Cohen & Grieb, the Company's independent certified public accountants, have made a limited review of the financial data as of March 31, 1997, and for the three-month periods ended March 31, 1997 and 1996 presented in this document, in accordance with standards established by the American Institute of Certified Public Accountants.

Their report, furnished pursuant to Article 10 of Regulation S-X, is included herein.

         REPORT ON REVIEW BY INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS



The Audit Committee of the Board of Directors
F.F.O. Financial Group, Inc.
St. Cloud, Florida:

    We have reviewed the condensed consolidated balance sheet of F.F.O. Financial Group, Inc. and Subsidiaries (the "Company") as of March 31, 1997, and the related condensed consolidated statements of income and cash flows for the three-month periods ended March 31, 1997 and 1996, and the condensed consolidated statement of stockholders' equity for the three-month period ended March 31, 1997. These financial statements are the responsibility of the Company's management.

    We conducted our review in accordance with standards established by the American Institute of Certified Public Accountants. A review of interim financial information consists principally of applying analytical procedures to financial data and making inquiries of persons responsible for financial and accounting matters. It is substantially less in scope than an audit conducted in accordance with generally accepted auditing standards, the objective of which is the expression of an opinion regarding the financial statements taken as a whole. Accordingly, we do not express such an opinion.

    Based on our review, we are not aware of any material modifications that should be made to the condensed consolidated financial statements referred to above for them to be in conformity with generally accepted accounting principles.

    We have previously audited, in accordance with generally accepted auditing standards, the consolidated balance sheet as of December 31, 1996, and the related consolidated statements of income, stockholders' equity and cash flows for the year then ended (not presented herein), and in our report dated February 11, 1997, except for Note 21, as to which the date was March 11, 1997, expressed an unqualified opinion on those consolidated financial statements.
In our opinion, the information set forth in the accompanying condensed consolidated balance sheet as of December 31, 1996 is fairly stated in all material respects, in relation to the consolidated balance sheet from which it has been derived.





HACKER, JOHNSON, COHEN & GRIEB
Orlando, Florida
April 17, 1997

                 No dealer, salesman or any other person has been
                 authorized to give any information or to make any
                 2,500,000 PREFERRED SECURITIES representations other than those contained in this Prospectus in connection with the offer made by this Prospectus and, if given or made, such
                 RBI CAPITAL TRUST I information or representations must not be relied upon as having been authorized by the Company, RBI ____% Preferred Securities Capital or the Underwriters. This
                 Prospectus does                           Cumulative Trust not
                 constitute an offer to sell or a solicitation
                 (Liquidation Amount $10 per Preferred Security) of an offer to buy any security other than the
                 Guaranteed, as described herein, by Preferred Securities offered by this Prospectus, nor does it constitute an offer to
                 sell or a                             Republic Bancshares,
                 Inc. solicitation of an offer to buy the Preferred Securities by anyone in any jurisdiction in which PROSPECTUS such an offer or solicitation is not authorized, or in which the person making such offer or solicitation is not qualified to do so, or to any person to whom it is unlawful to make such offer or solicitation. Neither the delivery of this Prospectus nor any sale made hereunder shall, under any circumstances, create any implication that the information contained herein is correct as of any time subsequent to the date hereof.



                                  TABLE OF CONTENTS
                                                                     Page
                                                                     ----
                 Summary . . . . . . . . . . . . . . . . . .          6
                 Risk Factors  . . . . . . . . . . . . . . .         15
                 Use of Proceeds . . . . . . . . . . . . . .         24
                 Market for the Preferred Securities . . . .         24
                 Accounting Treatment. . . . . . . . . . . .         24
                 Capitalization. . . . . . . . . . . . . . .         25
                 Pro Forma Financial Data  . . . . . . . . .         26
                 Selected Consolidated Financial Data  . . .         30
                 Management's Discussion and Analysis of
                   Financial Condition and Results of
                   Operations  . . . . . . . . . . . . . . .         33
                 Business  . . . . . . . . . . . . . . . . .         50
                 Management  . . . . . . . . . . . . . . . .         68
                 Description of the Preferred Securities . .         70
                 Description of the Junior Subordinated
                   Debentures  . . . . . . . . . . . . . . .         81
                 Description of the Guarantee  . . . . . . .         89
                 Relationship Among the Preferred
                   Securities, the Junior Subordinated
                   Debentures and the Guarantee . . . . . .          92
                 Certain Federal Income Tax Consequences . .         93
                 ERISA Considerations  . . . . . . . . . . .         96
                 Underwriting  . . . . . . . . . . . . . . .         97
                 Validity of Securities  . . . . . . . . . .         99
                 Experts . . . . . . . . . . . . . . . . . .         99
                 Available Information . . . . . . . . . . .         99
                 Incorporation of Certain Documents
                   by reference  . . . . . . . . . . . . . .        100
                 Index to Financial Statements
                   and Schedule  . . . . . . . . . . . . . .        F-1



                        2,500,000 PREFERRED SECURITIES


                             RBI CAPITAL TRUST I


                 ____ % PREFERRED SECURITIES CUMULATIVE TRUST

               (LIQUIDATION AMOUNT $10 PER PREFERRED SECURITY)
                     GUARANTEED, AS DESCRIBED HEREIN, BY

                          REPUBLIC BANCSHARES, INC.


                               ---------------
                                  PROSPECTUS
                               ---------------



                            WILLIAM R. HOUGH & CO.

                               RYAN, BECK & CO.




                             --------  ---, 1997

                                    PART II
                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14.  OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION
          -------------------------------------------
 SEC Registration Fee  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .                 $8,713.00
 NASD Filing Fee . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .
 Nasdaq National Market Listing Fee  . . . . . . . . . . . . . . . . . . . . . . . .
 Legal Fees and Expenses . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .
 Trustee Fees and Expenses . . . . . . . . . . . . . . . . . . . . . . . . . . . . .
 Accounting Fees and Expenses  . . . . . . . . . . . . . . . . . . . . . . . . . . .
 Printing and Mailing Expenses . . . . . . . . . . . . . . . . . . . . . . . . . . .
 Blue Sky Fees and Expenses  . . . . . . . . . . . . . . . . . . . . . . . . . . . .
 Miscellaneous Expenses  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .
    Total Fees and Expenses  . . . . . . . . . . . . . . . . . . . . . . . . . . . .                 $
                                                                                                     =========


ITEM 15.  INDEMNIFICATION OF DIRECTORS AND OFFICERS

     Section 607.0850 of the Florida Business Corporation Act and the Articles of Incorporation and Bylaws of Republic Bancshares, Inc. (the "Company") provide for indemnification of the Company's directors and officers against claims, liabilities, amounts paid in settlement and expenses in a variety of circumstances, which may include liabilities under the Securities Act of 1933, as amended (the "Securities Act"). In addition, the Company carries insurance permitted by the laws of the State of Florida on behalf of Directors, officers, employees or agents which may cover liabilities under the Securities Act.

     Under the Trust Agreement of RBI Capital Trust I ("RBI Capital"), the Company will agree to indemnify each of the Trustees of RBI Capital or any predecessor Trustee for RBI Capital, and to hold each Trustee harmless against, any loss, damage, claim, liability or expense incurred without negligence or bad faith on its part, arising out of or in connection with he acceptance or administration of the Trust Agreement, including the costs and expenses of defending itself against any claim or liability in connection with the exercise or performance of any of its powers or duties under the Trust Agreement.

ITEM 16.  EXHIBITS

     The following exhibits either are filed herewith or incorporated by reference to documents previously filed or will be filed by amendment, as indicated below:

  Exhibits   Description
      1      Form of Underwriting Agreement.*
      3.1    Amended and Restated Articles of Incorporation of the Company.*
      3.2    Bylaws of the Company.*
      4.1    Form of Indenture with respect to the Company's __% Junior Subordinated Debentures.
      4.2    Form of Specimen Junior Subordinated Debenture.*
      4.3    Certificate of Trust of RBI Capital Trust I.
      4.4    Trust Agreement of RBI Capital Trust I.
      4.5    Form of Amended and Restated Trust Agreement of RBI Capital Trust I.
      4.6    Form of Certificate for Cumulative Trust Preferred Security of RBI Capital Trust I.*
      4.7    Form of Guarantee Agreement for RBI Capital Trust I.*
      4.8    Form of Agreement as to Expenses and Liabilities.

      5.1    Opinion of Holland & Knight LLP regarding the Junior Subordinated Debentures.*
      5.2    Opinion of Richards, Layton & Finger, special Delaware counsel, regarding the Cumulative
             Trust Preferred Securities to be issued by RBI Capital Trust I.*
      8.1    Tax Opinion of Holland & Knight LLP.*
     12      Statement regarding computation of earnings to fixed charges.*
     23.1    Consent of Holland & Knight LLP (included in Exhibit 5.1).
     23.2    Consent of Richards, Layton & Finger (included in Exhibit 5.2).
     23.3    Consent of Arthur Andersen, LLP.
     23.4    Consent of Hacker, Johnson, Cohen & Grieb.
     24      Power of Attorney (included with signature pages to this Registration Statement).
     25.1    Form T-1:  Statement of Eligibility of Wilmington Trust Company to act as Trustee.*
     25.2    Form T-1:  Statement of Eligibility of Wilmington Trust Company to act as Trustee and
             Restated Trust Agreement.*
     25.3    Form T-1:  Statement of Eligibility of Wilmington Trust Company to act as Trustee and
             Agreement for RBI Capital Trust I.*

_______________________
*  To be filed by amendment.


ITEM 17.  UNDERTAKINGS

     Each of the undersigned Registrants hereby undertake:

     (a) That, for purposes of determining any liability under the Securities Act, each filing of the Company's annual report pursuant to Section 13(a) or
Section 15(d) of the Exchange Act (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Exchange
Act) that is incorporated by reference in the Registration Statement shall be deemed to be a new Registration Statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     (b) Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrants pursuant to the foregoing provisions, or otherwise, the Registrants have been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrants of expenses incurred or paid by a director, officer or controlling person of the Registrants in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrants will, unless in the opinion of their counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

     (c) (1) For purposes of determining any liability under the Securities Act, the information omitted from the form of Prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrants pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this Registration Statement as of the time it was declared effective.

          (2) For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new Registration Statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                   SIGNATURES

     Pursuant to the requirements of the Securities Act of 1933, the Company certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-2 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunder duly authorized, in the City of St. Petersburg, State of Florida, on the 30th day of May, 1997.

                            REPUBLIC BANCSHARES, INC.


                            By:  /s/  John Sapanski
                               --------------------
                               John Sapanski
                               Chairman of the Board of Directors,
                               Chief Executive Officer and President


     Pursuant to the requirements of the Securities Act of 1933, RBI Capital Trust I certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-2 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunder duly authorized, in the City of St. Petersburg, State of Florida, on the 30th day of May, 1997.


                            RBI CAPITAL TRUST I


                            By:  /s/  John W. Sapanski
                               --------------------------------
                               John W. Sapanski, Trustee



                            By:  /s/  William R. Falzone
                                 ------------------------------
                                 William R. Falzone, Trustee



                            By:  /s/  Christopher M. Hunter
                                 ------------------------------
                                 Christopher M. Hunter, Trustee



                               POWER OF ATTORNEY

     KNOW ALL MEN BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints John W. Sapanski and William R. Falzone and each of them acting alone, his true and lawful attorneys-in-fact and against, each with full power of substitution and resubstitution, for him and in his name, place and stead, in any and all capacities, to sign any and all amendments, including post-effective amendments, to this Registration Statement, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that each said attorneys-in-fact and agents or any of them, or their or his substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

     Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.


SIGNATURE                                             DATE                             TITLE
---------                                             ----                             -----
/s/ John W. Sapanski                                                Chairman, Chief Executive Officer and
--------------------------------------------                        Director (principal executive officer)
John W. Sapanski

/s/ William R. Falzone                                              Treasurer (principal financial and
--------------------------------------------                        accounting officer)
William R. Falzone


/s/ Fred Hemmer                                                     Director
--------------------------------------------
Fred Hemmer

                                                                    Director
--------------------------------------------
Marla Hough

/s/ William R. Hough                                                Director
--------------------------------------------
William R. Hough

/s/ Alfred T. May                                                   Director
--------------------------------------------
Alfred T. May

                                                                    Director
--------------------------------------------
William J. Morrison

                                                    INDEX TO EXHIBITS
  Exhibits   Description
      1      Form of Underwriting Agreement.*
      3.1    Amended and Restated Articles of Incorporation of the Company.*
      3.2    Bylaws of the Company.*
      4.1    Form of Indenture with respect to the Company's __% Junior Subordinated Debentures.
      4.2    Form of Specimen Junior Subordinated Debenture.*
      4.3    Certificate of Trust of RBI Capital Trust I.
      4.4    Trust Agreement of RBI Capital Trust I.
      4.5    Form of Amended and Restated Trust Agreement of RBI Capital Trust I.
      4.6    Form of Certificate for Cumulative Trust Preferred Security of RBI Capital Trust I.*
      4.7    Form of Guarantee Agreement for RBI Capital Trust I.*
      4.8    Form of Agreement as to Expenses and Liabilities.
      5.1    Opinion of Holland & Knight LLP regarding the Junior Subordinated Debentures.*
      5.2    Opinion of Richards, Layton & Finger, special Delaware counsel, regarding the Cumulative
             Trust Preferred Securities to be issued by RBI Capital Trust I.*
      8.1    Tax Opinion of Holland & Knight LLP.*
     12      Statement regarding computation of earnings to fixed charges.*
     23.1    Consent of Holland & Knight LLP (included in Exhibit 5.1).
     23.2    Consent of Richards, Layton & Finger (included in Exhibit 5.2).
     23.3    Consent of Arthur Andersen, LLP.
     23.4    Consent of Hacker, Johnson, Cohen & Grieb
     24      Power of Attorney (included with signature pages to this Registration Statement).
     25.1    Form T-1:  Statement of Eligibility of Wilmington Trust Company to act as Trustee.*
     25.2    Form T-1:  Statement of Eligibility of Wilmington Trust Company to act as Trustee and
             Restated Trust Agreement.*
     25.3    Form T-1:  Statement of Eligibility of Wilmington Trust Company to act as Trustee and
             Agreement for RBI Capital Trust I.*

--------------
*  To be filed by amendment